No Act

P.E. 12/28/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005528

Received SEC

Washington, DC 20549

February 25, 2014

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-25-14

Re: Wells Fargo & Company
Incoming letter dated December 28, 2013

Received SEC

FEB 25 2014

Washington, DC 20549

Dear Ms. Ising:

This is in response to your letter dated December 28, 2013 concerning the shareholder proposal submitted to Wells Fargo by Patrick Missud. We also received correspondence from the proponent on January 3, 2014, February 13, 2014 and February 18, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Patrick Missud
missudpat@yahoo.com

February 25, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2013

The proposal relates to bribery.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(4). In this regard, we note that the proposal appears to relate to the redress of a personal claim or grievance against the company. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: pat missud <missudpat@yahoo.com>
Sent: Tuesday, February 18, 2014 10:50 AM
To: meritsbriefs@supremecourt.gov; DMRpdf@cand.uscourts.gov; WHApdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; CWpdf@cand.uscourts.gov; JCSpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; nracrdf@nrahq.org; joann.remke@calbar.ca.gov; judith.epstein@calbar.ca.gov; catherine.purcell@calbar.ca.gov; John.G.Stumpf@wellsfargo.com; eising@gibsondunn.com; sanfrancisco; dfw; foiapa; Vilardo, Mark; Ingram, Jonathan; Hall, Ronnye L.; Livornese, John J.; Greene, Robert T.; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; nseats@aol.com
Cc: newstips@latimes.com; begelko@sfchronicle.com; maura.dolan@latimes.com; tony.perry@latimes.com; ruben.vives@latimes.com; jeff.gottlieb@latimes.com; Scott.Glover@latimes.com; melanie.mason@latimes.com; matea.gold@latimes.com; Scott.Gold@latimes.com; jim.puzzanghera@latimes.com; Scott.Reckard@latimes.com; william.rempel@latimes.com; corina.knoll@latimes.com; paloma.esquivel@latimes.com; stein@huffingtonpost.com; scoop@huffingtonpost.com; dan.fitzpatrick@wsj.com; matea.gold@washpost.com; hsmith@reviewjournal.com; gretchen@nytimes.com; estanton@bloomberg.net; ryan.vlastelica@thomsonreuters.com; bwillis@bloomberg.net; national@nytimes.com; president@nytimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; francesco.guerrera@wsj.com; kris.maher@wsj.com; Lauren.Pollock@wsj.com; Geoffrey.Rogow@wsj.com; ryan.vlastelica.reuters.com@reuters.net; cmollenkamp7@gmail.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; michael.siconolfi@wsj.com; jess.bravin@wsj.com; Rob.Hunter@wsj.com; ben.fritz@wsj.com; epettersson@bloomberg.net; mhytha@bloomberg.net; stevebrown@dallasnews.com; wargo@lasvegassun.com
Subject: Fw: Pre$iding Judge Lee'$ Indictment; and Tomorrow's Hearing in CGC-14-536981
Attachments: DHI'$_Exec_MnyJdgmnt.pdf; 533811_BarMtnForFee$_3-26-14.pdf; 533811_Trxpt_1-16-14.pdf

Good morning again All-

Media-
I love cornering P.J.'$ [Presiding Judge$]. If you get a court's C.J. [Chief Justice], then all his or her underlings are likewise implicated in the crimes.

Bill-
Please remind C.J John Robert$ that I got P.J. Elizabeth Gonzalez in Las Vegas; P.J.'$ Cynthia Lee and Katherine Feinstein in San Francisco; P.J.'$ Kline and McGuine$$ in CA's Court of Appeal$; P.J. Cantil $akauye from CA's $upreme Court; P.J. Claudia Wilken in the 9th Di$trict; and P.J. Alez Kozinski in the 9th Circuit.

Plenty more where that came from,

Patrick 

----- Forwarded Message -----
From: pat missud <missudpat@yahoo.com>
To: "clee@sftc.org" <clee@sftc.org>; "egoldsmith@sftc.org" <egoldsmith@sftc.org>; "jrobertson@sftc.org" <jrobertson@sftc.org>; "kfeinstein@sftc.org" <kfeinstein@sftc.org>; "jdye@sftc.org" <jdye@sftc.org>; "mmiller@sftc.org" <mmiller@sftc.org>; "pmahoney@sftc.org" <pmahoney@sftc.org>; "cwoolard@sftc.org" <cwoolard@sftc.org>; "hkahn@sftc.org" <hkahn@sftc.org>; "myuen@sftc.org" <myuen@sftc.org>; "ACheng@sftc.org" <ACheng@sftc.org>; "ckarnow@sftc.org" <ckarnow@sftc.org>; "lgiorgi@sftc.org" <lgiorgi@sftc.org>; "palvarado@sftc.org" <palvarado@sftc.org>; "pbusch@sftc.org" <pbusch@sftc.org>; "justicelambden@adrservices.org" <justicelambden@adrservices.org>; "aburack@sfexaminer.com" <aburack@sfexaminer.com>; "dschreiber@sfexaminer.com" <dschreiber@sfexaminer.com>; "akoskey@sfexaminer.com" <akoskey@sfexaminer.com>; "sgreenhut@calwatchdog.com" <sgreenhut@calwatchdog.com>; "lkatz@sfexaminer.com" <lkatz@sfexaminer.com>; "wreisman@sfexaminer.com" <wreisman@sfexaminer.com>; "maldax@sfexaminer.com" <maldax@sfexaminer.com>; "newstips@sfexaminer.com" <newstips@sfexaminer.com>; "dhussey@sfexaminer.com" <dhussey@sfexaminer.com>; "mbillings@sfexaminer.com" <mbillings@sfexaminer.com>; "wharper@sfexaminer.com" <wharper@sfexaminer.com>; "sdrumwright@sfexaminer.com" <sdrumwright@sfexaminer.com>; "jchan@sfexaminer.com" <jchan@sfexaminer.com>; "rcarroll@sfexaminer.com" <rcarroll@sfexaminer.com>; "mdenike@sfexaminer.com" <mdenike@sfexaminer.com>
Cc: "metro@sfchronicle.com" <metro@sfchronicle.com>; "aabney@sfchronicle.com" <aabney@sfchronicle.com>; "dbaker@sfchronicle.com" <dbaker@sfchronicle.com>; "bbeck@sfchronicle.com" <bbeck@sfchronicle.com>; "JBerton@sfchronicle.com" <JBerton@sfchronicle.com>; "pbronstein@sfchronicle.com" <pbronstein@sfchronicle.com>; "wbuchanan@sfchronicle.com" <wbuchanan@sfchronicle.com>; "dbulwa@sfchronicle.com" <dbulwa@sfchronicle.com>; "tbyrne@sfchronicle.com" <tbyrne@sfchronicle.com>; "mcabanatuan@sfchronicle.com" <mcabanatuan@sfchronicle.com>; "vcolliver@sfchronicle.com" <vcolliver@sfchronicle.com>; "acooper@sfchronicle.com" <acooper@sfchronicle.com>; "jcote@sfchronicle.com" <jcote@sfchronicle.com>; "begelko@sfchronicle.com" <begelko@sfchronicle.com>; "bevangelista@sfchronicle.com" <bevangelista@sfchronicle.com>; "kfagan@sfchronicle.com" <kfagan@sfchronicle.com>; "pfimrite@sfchronicle.com" <pfimrite@sfchronicle.com>; "lgarchik@sfchronicle.com" <lgarchik@sfchronicle.com>; "jguthrie@sfchronicle.com" <jguthrie@sfchronicle.com>; "chjohnson@sfchronicle.com" <chjohnson@sfchronicle.com>; "carolynjones@sfchronicle.com" <carolynjones@sfchronicle.com>; "hknight@sfchronicle.com" <hknight@sfchronicle.com>; "mlagos@sfchronicle.com" <mlagos@sfchronicle.com>; "hlee@sfchronicle.com" <hlee@sfchronicle.com>; "jlloren@sfchronicle.com" <jlloren@sfchronicle.com>; "CLochhead@sfchronicle.com" <CLochhead@sfchronicle.com>; "cmarinucci@sfchronicle.com" <cmarinucci@sfchronicle.com>; "pmatier@sfchronicle.com" <pmatier@sfchronicle.com>; "mmay@sfchronicle.com" <mmay@sfchronicle.com>; "cwnevius@sfchronicle.com" <cwnevius@sfchronicle.com>; "kpender@sfchronicle.com" <kpender@sfchronicle.com>; "trobertson@sfchronicle.com" <trobertson@sfchronicle.com>; "asross@sfchronicle.com" <asross@sfchronicle.com>; "csaid@sfchronicle.com" <csaid@sfchronicle.com>; "sespinosa@sfchronicle.com" <sespinosa@sfchronicle.com>; "jtucker@sfchronicle.com" <jtucker@sfchronicle.com>; "jvanderbeken@sfchronicle.com" <jvanderbeken@sfchronicle.com>; "jwildermuth@sfchronicle.com" <jwildermuth@sfchronicle.com>; "rshaw@beyondchron.org" <rshaw@beyondchron.org>; "editor@sfcitizen.com" <editor@sfcitizen.com>; "kgo@sfchronicle.com" <kgo@sfchronicle.com>; "kkeane@sfchronicle.com" <kkeane@sfchronicle.com>
Sent: Tuesday, February 18, 2014 7:40 AM
Subject: Pre$iding Judge Lee'$ Indictment; and Tomorrow's Hearing in CGC-14-536981

Good morning Presiding Judge and Chief Thief Cynthia Lee-

Don't forget tomorrow's IFP hearing in CGC-14-536981:

JAN-27-2014	HEARING ORDERED FOR APPLICATION OF WAIVER OF COURT FEES, PROOF OF SERVICE FILED BY PLAINTIFF MISSUD, PATRICK A. HEARING SET FOR FEB-19-2014 AT 09:00 AM IN DEPT 206		
JAN-27-2014	APPLICATION PENDING FOR WAIVER OF COURT FEES AND COSTS PURSUANT TO G.C. 68633, CRC 3.51, 8.26, AND 8.818 (CONFIDENTIAL) FILED BY PLAINTIFF MISSUD, PATRICK A.		
JAN-27-2014	NOTICE TO PLAINTIFF	View	
JAN-27-2014	FRAUD, COMPLAINT FILED BY PLAINTIFF MISSUD, PATRICK A. AS TO DEFENDANT	View	

	ARMENDARIZ, LUCY REMKE, JOANN FEINSTEIN, KATHERINE LEE, CYNTHIA ROBERTSON, JAMES GOLDSMITH, ERNEST CANTIL-SAKAUYE, TANI (INDIVIDUALLY) DOES 1 TO 200 NO SUMMONS ISSUED, JUDICIAL COUNCIL CIVIL CASE COVER SHEET FILED CASE MANAGEMENT CONFERENCE SCHEDULED FOR JUL-02-2014 PROOF OF SERVICE DUE ON MAR-28-2014 CASE MANAGEMENT STATEMENT DUE ON JUN-09-2014		

That's when I'll personally tell you how I've been a *four year* federal informant exposing judicial corruption in your court in this Operation Greylord-II; and *during which time* you and colleague$ made my exposure of your crime$ very, very, *very* expensive- hence tomorrow's IFP hearing.

As a matter of fact see the attached which are only two of my many, many, *many* documents proving that very point:
(1) Fortune-500 D.R. Horton'$ attempted execution of $62,000 in case CGC-10-510876, after it bought-off your underling, $FTC judge Giorgi to enter Pre$iding Judge Gonzalez' color-of-law order from La$ Vega$;

NOV-13-2013	RETURN OF EXECUTION FOR MONEY ISSUED TO SAN FRANCISCO COUNTY, RETURNED AND FILED, UNSATISFIED AS TO PLAINTIFF MISSUD, PATRICK A (HUSBAND) MISSUD, JULIE (WIFE)	View	
FEB-04-2013	REMITTITUR AFFIRMED (A135531 DIV 3)	View	
DEC-24-2012	NOTICE OF FILING CALIFORNIA SUPREME COURT WIRT OF A135531		
DEC-20-2012	REQUEST FOR JUDICIAL NOTICE THAT ANY EXECUTION OF ANY JUDGMENTS VIOLATED CCP 1021.5 AND 18 USC 1513 FILED BY PLAINTIFF MISSUD, PATRICK A (HUSBAND)	View	
DEC-19-2012	EXECUTION FOR MONEY ISSUED TO SAN FRANCISCO COUNTY AS TO PLAINTIFF MISSUD, PATRICK A (HUSBAND) MISSUD, JULIE (WIFE)		

and
(2) The $tate Bar'$ 2-14-14 Valentine's Day Retaliatory $anction of $11,000 in case CGC-13-533811 for my having expo$ed that Giorgi wa$ bought by DRH to cover-up it$ multi-billion-dollar, 27-$tate predatory lending and mortgage fraud on the U.S. government:

FEB-14-2014	POS OF NTC OF MTNA AND MTN FOR ATTORNEYS' FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE, DEC AND MEMO OF P&A FILED BY DEFENDANT STATE BAR OF CALIFORNIA		
FEB-14-2014	DECLARATION IN SUPPORT OF MOTION FILED BY DEFENDANT STATE BAR OF CALIFORNIA		
FEB-14-2014	MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF MOTION FILED BY DEFENDANT STATE BAR OF CALIFORNIA		
FEB-14-2014	NTC OF MTN AND MTN FOR ATTORNEYS' FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE FILED BY DEFENDANT STATE BAR OF CALIFORNIA HEARING SET FOR MAR-26-2014 AT 09:30 AM IN DEPT 302		EXEMPT
FEB-14-2014	OPPOSITION TO MOTION FOR RECONSIDERATION FILED BY DEFENDANT STATE BAR OF CALIFORNIA		

And

SEP-03-2013	1ST AMENDED COMPLAINT FILED BY PLAINTIFF MISSUD, PATRICK A. AS TO DEFENDANT STATE BAR OF CALIFORNIA DOES 1-100	View

Note that the Bar'$ 18 USC §1513(e) Retaliatory $anction i$ scheduled for yet another hearing before *judge Gold$mith, who likewise covered-up over a dozen $FTC judge$' 18 USC §201 Corruption* on January 16, 2014. $ee for yourself in the attached official transcript of that hearing, and which is scheduled for Reconsideration on March 4, 2014.

ITS NOW TIME TO ACKNOWLEDGE that the Member-run Bar i$ trying to extort $11,000 from me because I'm suing it for being a RICO Organization which doe$ $uch thing$ a$ Retaliate against four-year federal under-cover informants who expose that it a$$it former Member$-turned-corrupt judge$ like you, Giorgi, Gonzalez, Gold$mith, ..., in $tealing from people like me and 38 Million other Californians.

Thanks very, very, *very* much and in advance,
Patrick Missud of Operation Greylord-II

P.S.
(1) Will you be recusing from our IFP hearing since you're individually named as a Defendant owing me $10M in my case?; and...
(2) Don't a$$ign Mahoney, Busch, Woolard, Giorgi, Alvarado, Karnow, Cheng, Dye, Nichols, Kahn, Goldsmith, Feinstein (retired), or any of the other $FTC judge$ exposed at: http://www.sanfranciscosuperiorcourtfraud.com/civil-division-fraud.html because they're also corporate-bought and/or 18 USC §201 Corrupt.



SUPERIOR COURT OF CALIFORNIA
COUNTY OF SAN FRANCISCO

Document Scanning Lead Sheet

Jan-09-2014 11:36 am

Case Number: CPF-10-510876

Filing Date: Nov-13-2013 11:36

Filed by: MEREDITH GRIER

Juke Box: 001 Image: 04335413

EXECUTION FOR MONEY/POSSESSION/SALE RETURN

PATRICK A MISSUD et al VS. D.R. HORTON, INC. et al

001C04335413

Instructions:
Please place this sheet on top of the document to be scanned.

404950

EJ-130

ATTORNEY OR PARTY WITHOUT ATTORNEY (Name, State Bar number and address):
Joel D. Odou, Esq.,
Wood, Smith, Henning & Berman, LLP
1401 Willow Pass Road, #700, Concord, CA 94520-5735

TELEPHONE NO.: 702-251-4101 FAX NO.: 702-251-5405
E-MAIL ADDRESS: jodou@wshblaw.com
ATTORNEY FOR (Name): D.R. Horton, Inc. and DHI Mortgage Co., Ltd.

☑ ATTORNEY FOR ☑ JUDGMENT CREDITOR ☐ ASSIGNEE OF RECORD

FOR COURT USE ONLY

FILED
San Francisco County Superior Court
NOV 13 2013
CLERK OF THE COURT
BY: [signature]
Deputy Clerk

SUPERIOR COURT OF CALIFORNIA, COUNTY OF San Francisco
STREET ADDRESS:
MAILING ADDRESS: 400 McAllister Street
CITY AND ZIP CODE: San Francisco, CA 94102
BRANCH NAME:

PLAINTIFF: Patrick (Patrice) A. Missud & Julie Missud, husb. & wife

DEFENDANT: D.R. Horton, Inc. and DHI Mortgage Co., Ltd.

CASE NUMBER: CPF-10-510876

WRIT OF
☑ EXECUTION (Money Judgment)
☐ POSSESSION OF ☐ Personal Property ☐ Real Property
☐ SALE

☑ Limited Civil Case ☐ Small Claims Case
☐ Unlimited Civil Case ☐ Other______

1. To the Sheriff or Marshal of the County of: San Francisco
You are directed to enforce the judgment described below with daily interest and your costs as provided by law.
2. To any registered process server: You are authorized to serve this writ only in accord with CCP 699.080 or CCP 715.040.
3. (Name): D.R. Horton, Inc. and DHI Mortgage Co., Ltd.
is the ☑ judgment creditor ☐ assignee of record whose address is shown on this form above the court's name.
4. Judgment debtor (name, type of legal entity stated in judgment if not a natural person, and last known address):

Patrick A. Missud
a/k/a "Patrice" Missud
91 San Juan Avenue
San Francisco, CA 94112

☑ Additional judgment debtors on next page
5. Judgment entered on (date): November 19, 2010
6. ☐ Judgment renewed on (dates):
7. Notice of sale under this writ
a. ☑ has not been requested.
b. ☐ has been requested (see next page).
8. ☐ Joint debtor information on next page.

9. ☐ See next page for information on real or personal property to be delivered under a writ of possession or sold under a writ of sale.
10. ☑ This writ is issued on a sister-state judgment.
11. Total judgment .... $ 49,023.13
12. Costs after judgment (per filed order or memo CCP 685.090) .... $ 90.00
13. Subtotal (add 11 and 12) .... $ 49,113.13
14. Credits .... $ 0
15. Subtotal (subtract 14 from 13) .... $ 49,113.13
16. Interest after judgment (per filed affidavit CCP 685.050) (not on GC 6103.5 fees) .... $ $ 8,354.08
17. Fee for issuance of writ .... $ $ 25.00
18. Total (add 15, 16, and 17) .... $ $57,492.21
19. Levying officer:
(a) Add daily interest from date of writ (at the legal rate on 15) (not on GC 6103.5 fees) of .... $ $ 13.43
(b) Pay directly to court costs included in 11 and 17 (GC 6103.5, 68637; CCP 699.520(i)) .... $ 0
20. ☐ The amounts called for in items 11–19 are different for each debtor. These amounts are stated for each debtor on Attachment 20.

[SEAL]


SUPERIOR COURT OF CALIFORNIA
EUREKA
COUNTY OF SAN FRANCISCO

CLERK OF THE COURT

Issued on (date): DEC 19 2012

Clerk, by [signature] WESLEY RAMIREZ, Deputy

NOTICE TO PERSON SERVED: SEE NEXT PAGE FOR IMPORTANT INFORMATION.

Form Approved for Optional Use
Judicial Council of California
EJ-130 [Rev. January 1, 2012]

WRIT OF EXECUTION

Code of Civil Procedure, §§ 699.520, 712.010, 715.010

ORIGINAL

PLAINTIFF: Patrick (Patrice) A. Missud & Julie Missud, husb. & wife	CASE NUMBER: CPF-10-510876
DEFENDANT: D.R. Horton, Inc. and DHI Mortgage Co., Ltd.	

— Items continued from page 1—

21. [x] **Additional judgment debtor** *(name, type of legal entity stated in judgment if not a natural person, and last known address):*

Julie Missud
91 San Juan Avenue
San Francisco, CA 94112

22. [ ] **Notice of sale has been requested by** *(name and address):*

23. [ ] **Joint debtor was declared bound by the judgment (CCP 989–994)**

a. on *(date):*
b. name, type of legal entity stated in judgment if not a natural person, and last known address of joint debtor:

a. on *(date):*
b. name, type of legal entity stated in judgment if not a natural person, and last known address of joint debtor:

c. [ ] additional costs against certain joint debtors *(itemize):*

12 DEC 19 PM 2:02
[illegible stamp] SAN FRANCISCO

24. [ ] *(Writ of Possession or Writ of Sale)* **Judgment** was entered for the following:

a. [ ] Possession of real property: The complaint was filed on *(date):*
(Check (1) or (2)):
(1) [ ] The Prejudgment Claim of Right to Possession was served in compliance with CCP 415.46. The judgment includes all tenants, subtenants, named claimants, and other occupants of the premises.
(2) [ ] The Prejudgment Claim of Right to Possession was NOT served in compliance with CCP 415.46.
(a) $ was the daily rental value on the date the complaint was filed.
(b) The court will hear objections to enforcement of the judgment under CCP 1174.3 on the following dates *(specify):*

b. [ ] Possession of personal property.
[ ] If delivery cannot be had, then for the value *(itemize in 24e)* specified in the judgment or supplemental order.

c. [ ] Sale of personal property.

d. [ ] Sale of real property.

e. Description of property:

NOTICE TO PERSON SERVED

WRIT OF EXECUTION OR SALE. Your rights and duties are indicated on the accompanying *Notice of Levy* (Form EJ-150).
WRIT OF POSSESSION OF PERSONAL PROPERTY. If the levying officer is not able to take custody of the property, the levying officer will make a demand upon you for the property. If custody is not obtained following demand, the judgment may be enforced as a money judgment for the value of the property specified in the judgment or in a supplemental order.
WRIT OF POSSESSION OF REAL PROPERTY. If the premises are not vacated within five days after the date of service on the occupant or, if service is by posting, within five days after service on you, the levying officer will remove the occupants from the real property and place the judgment creditor in possession of the property. Except for a mobile home, personal property remaining on the premises will be sold or otherwise disposed of in accordance with CCP 1174 unless you or the owner of the property pays the judgment creditor the reasonable cost of storage and takes possession of the personal property not later than 15 days after the time the judgment creditor takes possession of the premises.
► A Claim of Right to Possession *form accompanies this writ (unless the Summons was served in compliance with CCP 415.46).*

Final Return to Court
Writ of Execution

This return to court represents a report of the levying officer's actions and an accounting of amounts collected plus costs incurred pursuant to the requirements of Section 699.560 CCP or Section 488.130 CCP.

Court: San Francisco - Superior Court

Case: Patrick (Patrice) A Missud & Julie Missud, husb. & wife
vs
D. R. Horton, Inc and DHI Mortgage Co., Ltd.

Attorney: Wood Smith Henning & Berman LLP
7674 W. Lake Mead Blvd Ste 150

Las Vegas, NV 89128-6644

Case No: CPF10510876

Levying Officer File Number: 2012404950

Judgment Debtor	Levy Date	Levy Type	Garnishee	Amount of All Levies
Patrick A Missud aka Patrice Missud	12/20/2012	EXECUTION - BANK LEVY	Wells Fargo Bank	
Patrick A Missud aka Patrice Missud	12/20/2012	EXECUTION - BANK LEVY	Citibank	$0.00

Remarks:

Collection of Money:

	Original/Accrued Amount(A)	Paid/ Credits(B)	Deficit(C)
1. Judgment Amount Due	$49,113.13	$0.00	$49,113.13
2. Interest Calculated on Line 15b of Writ	$12,664.32	$0.00	$12,664.32
3. Writ Fees	$25.00	$0.00	$25.00
4. Reimbursable Fees and Expenses	$70.00	$0.00	$70.00
5. Line 19b Fees	$0.00	$0.00	$0.00
6. Totals (Line 1 + 2 + 3 + 4 + 5)	$61,872.45	$0.00	$61,872.45

Received from All Garnishments and Levies		Creditor Credit Bid		3rd Party Refund or Returned to Garnishee/Debtor by Exemption/Refund		Total Received/ Credits(6B)
$0.00	+	$0.00	-	$0.00	=	$0.00

Total Received/ Credits(6B)		Creditor Credit Bid		Undistributed to Creditor/Attorney		Funds Retained to Cover Costs or Sent to Court		Paid to Creditor/Attorney
$0.00	-	$0.00	-	$0.00	-	$0.00	=	$0.00

San Francisco, CA
11/5/2013

For the Writ Issued on: 12/19/2012

Ross Mirkarimi, Sheriff
County of San Francisco
State of California

By: 

Revised: 04/05/2010

Original

MICHAEL VON LOEWENFELDT (187665)
mvl@kerrwagstaffe.com
RACHEL A. DODSON (284920)
dodson@kerrwagstaffe.com
KERR & WAGSTAFFE LLP
100 Spear St., 18th Floor
San Francisco, CA 94105–1528
Tel: (415) 371-8500
Fax: (415) 371-0500

LAWRENCE C. YEE (84208)
Lawrence.Yee@calbar.ca.gov
DANIELLE A. LEE (223675)
Danielle.Lee@calbar.ca.gov
OFFICE OF GENERAL COUNSEL
THE STATE BAR OF CALIFORNIA
180 Howard Street
San Francisco, CA 94105-1639
Tel: (415) 538-2339
Fax: (415) 538-2321

Attorneys for Defendant
THE STATE BAR OF CALIFORNIA

Exempt from Filing Fees
Pursuant to Government
Code Section 6103

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN FRANCISCO

PATRICK A. MISSUD,

Plaintiff,

v.

STATE BAR OF CALIFORNIA; DOES 1-100,

Defendants.

Case No. CGC-13-533811

MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF DEFENDANT THE STATE BAR OF CALIFORNIA'S MOTION FOR ATTORNEY'S FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE

Date: March 26, 2014
Time: 9:30 A.M.
Dept: 302
Reservation No.: 021314-15

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I. INTRODUCTION

On January 16, 2014, this Court entered an Order granting Defendant's Special Motion to Strike Plaintiff's First Amended Complaint brought by Defendant THE STATE BAR OF CALIFORNIA ("State Bar") under the Anti-SLAPP statute. Code Civ. Proc. § 425.16.

II. ARGUMENT

Code of Civil Procedure section 425.16 authorizes a special motion to strike Strategic Litigation Against Public Participation ("SLAPP") suits that primarily chill the valid exercise of constitutional rights of freedom of speech and petition for the redress of grievances. The statute provides a summary procedure by which defendants may dispose of such non-meritorious lawsuits expeditiously at the pleading state. Dowling v. Zimmerman, 85 Cal. App. 4th 1400, 1414 (2001). The statute expressly provides that it shall be construed broadly to further the legislative goals of encouraging participation in matters of public significance and discouraging abuse of the judicial process. Code Civ. Proc. § 425.16(a).

The statute specifically provides that a prevailing defendant "shall be entitled to recover his or her attorney's fees and costs." Code Civ. Proc. § 425.16(c). The purpose of this fee-shifting provision is both to discourage meritless lawsuits and to provide financial relief to the SLAPP lawsuit victim. City of Los Angeles v. Animal Defense League, 135 Cal. App. 4th 606, 628 fn. 19 (2006).

Public entities are eligible for fee awards when they prevail on an anti-SLAPP motion. Schroeder v. Irvin City Council, 97 Cal. App. 4th 174, 194 (2002). In-house counsel are also entitled to recover attorney's fees. See PLCM Group, Inc. v. Drexler, 22 Cal. 4th 1084, 1088, 1096 (2000) (litigant represented by in-house counsel "incurs" legal fees within meaning of Civil Code §1717).

A party who files a successful anti-SLAPP motion is entitled to calculate the attorney fees award based on the lodestar-adjustment method. Ketchum v. Moses, 24 Cal. 4th 1122, 1136-37 (2001). The lodestar method applies to attorney fees for in-house counsel as well. PLCM Group, Inc., 22 Cal. 4th at 1098. The loadstar figure is obtained by multiplying the hours reasonably worked by each person entitled to compensation by a reasonable hourly rate for those

1 services. Id. at 1095.

2 As set forth in the declarations of attorneys Michael Von Loewenfeldt and Danielle Lee,
3 Defendant State Bar has expended more than 28.7 hours in defending against this SLAPP suit.
4 (See Declaration of Michael Von Loewenfeldt in support of Defendant The State Bar of
5 California's Motion for Attorney's Fees Following Grant of Special Motion to Strike at ¶4, Ex.
6 A; Declaration of Danielle Lee in support of Defendant The State Bar of California's Motion for
7 Attorney's Fees Following Grant of Special Motion to Strike at ¶ 4.) Adjusted for the proper
8 billing rates for each individual, Defendant State Bar is seeking $10,705 in attorney's fees.

9 **III. CONCLUSION**

10 For all of the foregoing reasons, the State Bar respectfully requests the Court to grant its
11 motion for attorney's fees and costs in the total amount of $10,705.

12

13 DATED: February 14, 2014

KERR & WAGSTAFFE LLP

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By 

15 MICHAEL VON LOEWENFELDT

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Attorneys for Defendant
17 THE STATE BAR OF CALIFORNIA

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MICHAEL VON LOEWENFELDT (187665)
mvl@kerrwagstaffe.com
RACHEL A. DODSON (284920)
dodson@kerrwagstaffe.com
KERR & WAGSTAFFE LLP
100 Spear St., 18th Floor
San Francisco, CA 94105–1528
Tel: (415) 371-8500
Fax: (415) 371-0500

LAWRENCE C. YEE (84208)
Lawrence.Yee@calbar.ca.gov
DANIELLE A. LEE (223675)
Danielle.Lee@calbar.ca.gov
OFFICE OF GENERAL COUNSEL
THE STATE BAR OF CALIFORNIA
180 Howard Street
San Francisco, CA 94105-1639
Tel: (415) 538-2339
Fax: (415) 538-2321

Attorneys for Defendant
THE STATE BAR OF CALIFORNIA

Exempt from Filing Fees
Pursuant to Government
Code Section 6103

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN FRANCISCO

PATRICK A. MISSUD,

Plaintiff,

v.

STATE BAR OF CALIFORNIA; DOES 1-100,

Defendants.

Case No. CGC-13-533811

DECLARATION OF DANIELLE LEE IN SUPPORT OF DEFENDANT THE STATE BAR OF CALIFORNIA'S MOTION FOR ATTORNEY'S FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE

Date: March 26, 2014
Time: 9:30 A.M.
Dept: 302
Reservation No.: 021314-15

I, Danielle A. Lee declare:

1. I am the attorney for defendant THE STATE BAR OF CALIFORNIA ("State Bar") in this action. I am currently and have at all times been licensed to practice law and in good standing in the State of California since becoming admitted to the State Bar in December of 2002. I have personal knowledge of each fact stated herein and if called upon to testify thereto, I could competently do so.

2. I have been continuously employed as an Assistant General Counsel in the Office of the General Counsel of the State Bar of California since July of 2007. Prior to that, I was employed for three and a half years as a deputy public defender in Napa County, where I tried 20 misdemeanor cases to verdict before a jury. Prior to that, I was employed as a staff attorney for the California State Assembly Public Safety Committee, where I wrote legislative bill analyses for proposed crime bills.

3. On information and belief, my 12 years' experience as a practicing attorney and my six and a half years in my current position merit the equivalent of the market rate for a senior associate.

4. The following is a table that reflects the time that I spent on the State Bar's anti-SLAPP special motion to strike.

ACTIVITY	TIME SPENT
Review Complaint	0.5 hours
Review draft anti-SLAPP Motion to Strike and supporting papers, prepared by outside counsel, provide comments and feedback	0.5 hours
Prepare for hearing	1.0 hours
Hearing	0.5 hours
Draft Motion for Attorney Fees	1.0 hours
Revise Motion for Attorney Fees	1.0 hours

Total Attorney Hours = 4.5 @ $400/hour =$1800

5. In addition to my time spent on this action, the Office of the General Counsel retained the law firm of Kerr & Wagstaffe to assist in the defense of this action.

1 I declare the foregoing is true and correct under penalty of perjury to the best of my
2 knowledge and belief under the laws of the State of California. Executed on this 13th day of
3 February, 2014.



Danielle A. Lee

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MICHAEL VON LOEWENFELDT (187665)
mvl@kerrwagstaffe.com
RACHEL A. DODSON (284920)
dodson@kerrwagstaffe.com
KERR & WAGSTAFFE LLP
100 Spear St., 18th Floor
San Francisco, CA 94105–1528
Tel: (415) 371-8500
Fax: (415) 371-0500

LAWRENCE C. YEE (84208)
Lawrence.Yee@calbar.ca.gov
DANIELLE A. LEE (223675)
Danielle.Lee@calbar.ca.gov
OFFICE OF GENERAL COUNSEL
THE STATE BAR OF CALIFORNIA
180 Howard Street
San Francisco, CA 94105-1639
Tel: (415) 538-2339
Fax: (415) 538-2321

Attorneys for Defendant
THE STATE BAR OF CALIFORNIA

Exempt from Filing Fees
Pursuant to Government
Code Section 6103

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN FRANCISCO

PATRICK A. MISSUD,

Plaintiff,

v.

STATE BAR OF CALIFORNIA; DOES 1-100,

Defendants.

Case No. CGC-13-533811

DECLARATION OF MICHAEL VON LOEWENFELDT IN SUPPORT OF DEFENDANT THE STATE BAR OF CALIFORNIA'S MOTION FOR ATTORNEY'S FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE

Date: March 26, 2014
Time: 9:30 A.M.
Dept: 302
Reservation No.: 021314-15

I, Michael von Loewenfeldt, hereby declare:

1. I am an attorney at law duly licensed to practice before all state and federal courts in California, the United States District Court for the Eastern and Southern Districts of Texas, the United States District Court for the District of Colorado, the United States Court of Appeals for the Fifth Circuit, and the United States Supreme Court. I am a partner of the law firm of Kerr & Wagstaffe LLP, and counsel of record for The State Bar of California in this action. I have personal knowledge of each fact stated herein and if called upon to testify thereto, I could competently do so.

2. I graduated Phi Beta Kappa from San Diego State University in 1991 with a B.A. in Political Science. I received my J.D. from the University of California at Berkeley (Boalt Hall) in 1995 and was made a member of the Order of the Coif. After law school, I served as a law clerk to the Honorable Saundra B. Armstrong, United States District Court for the Northern District of California. After working at Sonnenschein, Nath & Rosenthal, I joined Kerr & Wagstaffe when it opened in 1999, and became a partner in 2001. I am a member of the Bar Association of San Francisco and the American Bar Association.

3. Since joining this firm, part of my practice has continually included working on matters for The State Bar of California. Representing the State Bar requires specialized knowledge regarding its nature as a judicial branch agency, which is the administrative arm of the California Supreme Court for attorney admissions and discipline, and the particular legal arguments and defenses that are attendant to its unique nature.

4. Attached hereto as Exhibit A is a chart of the time I and others at this firm working under my supervision spent on the successful anti-SLAPP motion in this case. These records are billed pursuant to our standard practice in six minute (0.1 hour) increments, and reflect time records that were entered contemporaneously as the work was performed. I have reviewed these time entries and have made deletions and reductions consistent with the same "billing partner judgment" that I use for all clients (for instance, numerous short phone calls and email exchanges are not recorded on the bills).

5. My standard rate is $650 per hour. The firm's standard rates for associates ranges from $300 to $450 per hour depending on their level of experience. Our standard rate for paralegals is $125 per hour. I am familiar with the rates charged by other San Francisco law firms for attorneys and other professionals of similar experience to those who worked on this case, and based on that familiarity state that the rates charged by our firm are below or equal to the locally prevailing rates for comparable firms and attorneys. These rates have regularly been approved in fee applications in this and other courts.

I declare the foregoing is true and correct under penalty of perjury to the best of my knowledge and belief under the laws of the State of California. Executed on this 14th day of February, 2014.



Michael von Loewenfeldt

EXHIBIT A

DATE	TIME KEEPER	HOURS	RATE	VALUE	DESCRIPTION
11/18/2013	Michael von Loewenfeldt (partner)	0.8	650	520	Review new Missud complaint.
11/20/2013	Rachel Dodson (associate)	4.3	300	1290	Draft anti-SLAPP
11/21/2013	Rachel Dodson (associate)	2	300	600	Draft anti-SLAPP
11/22/2013	Erin Murphy (paralegal)	0.1	125	12.5	Draft and assemble request for judicial notice in support of anti-SLAPP motion.
11/22/2013	Michael von Loewenfeldt (partner)	0.4	650	260	Review anti-SLAPP and confer with R. Dodson
11/22/2013	Rachel Dodson (associate)	6	300	1800	Draft demurrer and anti-SLAPP
11/25/2013	Crystal Wu (paralegal)	0.7	125	87.5	Cite-check anti-SLAPP MPA.
11/25/2013	Rachel Dodson (associate)	2	300	600	Revise anti-SLAPP
11/26/2013	Michael von Loewenfeldt (partner)	1.7	650	1105	Review draft anti-SLAPP motion; legal research re additional arguments.
12/2/2013	Rachel Dodson (associate)	0.8	300	240	Edit anti-SLAPP motion
12/4/2013	Rachel Dodson (associate)	0.3	300	90	Edit anti-SLAPP motion
12/9/2013	Michael von Loewenfeldt (partner)	0.5	650	325	Finalize and file anti-SLAPP.
12/9/2013	Rachel Dodson (associate)	1	300	300	Finalize motion and supporting documents for anti-SLAPP filing
1/6/2014	Michael von Loewenfeldt (partner)	0.6	650	390	Draft reply brief; confer with client re same.
1/15/2014	Michael von Loewenfeldt (partner)	0.4	650	260	Review tentative and prepare proposed orders.
1/16/2014	Michael von Loewenfeldt (partner)	0.3	650	195	Confer with D. Lee re hearing.
2/11/2014	Rachel Dodson (associate)	0.5	300	150	Review and edit fee motion
2/13/2014	Michael von Loewenfeldt (partner)	0.4	650	260	Review/revise Anti-SLAPP fee papers.
2/13/2014	Rachel Dodson (associate)	1.4	300	420	Edit fee motion and supporting documents
	TOTAL	24.2		$ 8,905.00	

MICHAEL VON LOEWENFELDT (187665)
mvl@kerrwagstaffe.com
RACHEL A. DODSON (284920)
dodson@kerrwagstaffe.com
KERR & WAGSTAFFE LLP
100 Spear St., 18th Floor
San Francisco, CA 94105-1528
Tel: (415) 371-8500
Fax: (415) 371-0500

LAWRENCE C. YEE (84208)
Lawrence.Yee@calbar.ca.gov
DANIELLE A. LEE (223675)
Danielle.Lee@calbar.ca.gov
OFFICE OF GENERAL COUNSEL
THE STATE BAR OF CALIFORNIA
180 Howard Street
San Francisco, CA 94105-1639
Tel: (415) 538-2339
Fax: (415) 538-2321

Attorneys for Defendant
THE STATE BAR OF CALIFORNIA

Exempt from Filing Fees
Pursuant to Government
Code Section 6103

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN FRANCISCO

PATRICK A. MISSUD,

Plaintiff,

v.

STATE BAR OF CALIFORNIA; DOES 1-100,

Defendants.

Case No. CGC-13-533811

[PROPOSED] ORDER GRANTING DEFENDANT THE STATE BAR OF CALIFORNIA'S MOTION FOR ATTORNEY'S FEES FOLLOWING GRANT OF SPECIAL MOTION TO STRIKE

Date: March 26, 2014
Time: 9:30 A.M.
Dept: 302
Reservation No.: 021314-15

The Motion of THE STATE BAR OF CALIFORNIA for attorney's fees came on regularly for hearing in Department 302 of the above-entitled Court on March 26, 2014. Patrick Missud appeared *in pro per*. Danielle Lee appeared on behalf of Defendant THE STATE BAR OF CALIFORNIA.

Having read and considered the papers filed by the parties, and having heard argument of counsel, the Court determined that the attorney's fees sought were fair, reasonable and appropriate and ordered as follows:

IT IS ORDERED THAT the Motion of Defendant THE STATE BAR OF CALIFORNIA for attorney's fees is GRANTED as set forth herein in the amount of ____________. This amount is due and payable to the State Bar of California forthwith.

DATED: ______________

____
The Honorable Ernest H. Goldsmith
Judge of the Superior Court

1 IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA
2 IN AND FOR THE CITY AND COUNTY OF SAN FRANCISCO
3 HONORABLE ERNEST GOLDSMITH, JUDGE PRESIDING
4 DEPARTMENT NO. 302
5 ---oOo---
6
7 PATRICK MISSUD,
8 Plaintiff,
9 vs. No. CGC-13-533811
10 STATE BAR OF CALIFORNIA,
11 Defendant.
_______________________________/
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14 Reporter's transcript of proceedings
15 date of
16 January 16, 2014
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20 A P P E A R A N C E S
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22 For the Plaintiff:
PATRICK MISSUD, In Pro Per
23 For the Defendant:
24 DANIELLE LEE, Attorney at Law
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28 Reported by: Anthony C. Vaughn - CSR No. 6185

1 January 16, 2014 A.M. Session
2 ---oOo---
3 THE CLERK: Moving on to line number 14, Missud
4 versus State Bar of California, CGC-13-533811.
5 THE Court: What line was that?
6 THE CLERK: Line number 14.
7 MS. LEE: Danielle from the Office of General Counsel
8 of the State Bar of California on behalf of defendant,
9 State Bar of California.
10 THE COURT: Could I have your name once again?
11 MS. LEE: Danielle Lee, L-e-e.
12 MR. MISSUD: Patrick Missud, plaintiff and attorney
13 in pro per, four-year federal mole who has been setting up
14 judges for federal incarceration, 18 USC 1513 --
15 THE COURT: What are you talking about?
16 MR. MISSUD: For four years I've been an undercover
17 federal informant exposing judicial corruption throughout
18 the San Francisco Superior Court.
19 THE COURT: Well, you're to be commended for that.
20 MR. MISSUD: Thank you, Judge.
21 THE COURT: Okay, we have a motion here. There was a
22 tentative, and as I understand it, the tentative is
23 opposed, and I'll hear argument.
24 MR. MISSUD: If I can just have one minute to take
25 out my hearsay exempt transcripts.
26 THE COURT: I want argument.
27 MR. MISSUD: I am right now getting out your
28 tentative ruling, of which there were four parts.

1 First part. You granted the defendant's request for
2 judicial notice.
3 THE COURT: Correct.
4 MR. MISSUD: However, you failed to grant plaintiff's
5 request for the same, which attached 100
6 self-authenticating, not subject to dismissal for any
7 reason, FRE Rule 803 or better, evidence.
8 THE COURT: It's denied.
9 MR. MISSUD: Judges have but two functions, that is,
10 to interpret law and apply facts to said law. You are out
11 of your judicial functions if you fail to do those two
12 things, and judicial immunity does not attach. I've been
13 doing this for four years.
14 We'll get into those FRE rule 803 hearsay exempt
15 items of evidence.
16 The second portion of your tentative ruling, this is
17 your court admission, can be used to impeach for any
18 purpose. You said that my claims and case name the State
19 Bar for defamation and 18 USC 1513(e) retaliating against
20 me for my federal whistle-blowing exposing corrupt judges,
21 as was done by Terrence Hake in Cook County Chicago,
22 wherein 97 indictments resulted in the conviction of 17
23 corrupt judges. I far exceeded 17 years ago.
24 Now, protected activity, includes filing civil cases
25 naming a racketeering organization otherwise known as the
26 State Bar, which suppresses and conceals from the public
27 that it allows members to prey on the public.
28 THE COURT: Sir, I'm asking for your argument

1 pertaining to this particular matter.
2 MR. MISSUD: Your admission was that I failed to
3 sustain my burden to prove that I could prevail on the
4 merits.
5 THE COURT: That is correct.
6 MR. MISSUD: Well, I've got with me about 40
7 transcripts catching judges from the Superior Court in
8 lies.
9 THE COURT: You mean you have additional things that
10 you didn't submit?
11 MR. MISSUD: These are all in the record.
12 Now, I also submitted a request for judicial notice
13 attaching chief trial review judge of the State Bar, Joann
14 Remke's refusal to timely order -- to timely file an order
15 in review of case 12-0-10026. Per Bar court rule
16 5.155(e), she had 90 days to file a review order of my
17 rigged Bar court case. Her time elapsed last week. I
18 demanded that she timely file her order, and she failed to
19 do so.
20 This was copied to the FBI and federal DOJ. This was
21 sent by tracked USPS mail directly to her office. She was
22 also state and federally subpoenaed to produce transcripts
23 for my rigged Bar court trial.
24 THE COURT: Wait a minute. Are you saying this means
25 that you prevail?
26 MR. MISSUD: I have overwhelming concrete
27 self-authenticated proof and party admissions.
28 THE COURT: I didn't see it in here.

1 MR. MISSUD: I will leave you an additional copy.
2 THE COURT: I'm not taking anything additional. You
3 gave me what you gave me.
4 MR. MISSUD: The request for judicial notice which
5 you have in your hand, fine, let's look through some of
6 those items.
7 THE COURT: Look. You're here to argue.
8 MR. MISSUD: I certainly am, and due process and
9 fairness require no less.
10 Under Elkins versus Superior Court, the press of time
11 will not abridge one's right to both of those.
12 Let the record reflect I will be giving another RJN
13 attaching concrete evidence with the judge.
14 In the defendant's reply they fraudulently claim that
15 they did not receive my opposition to their motion to
16 dismiss the racketeering Bar. I served all of those
17 documents by verifiable tracked USPS mail, by email, I
18 handed copies over to the State's Department of Justice.
19 I walked them over to the California Supreme Court, the
20 appellate district. Everybody stamped them "received."
21 That is a prima facie blatant lie by these defendants
22 who are trying to suppress and conceal from the public
23 that their member-run organization targets members of the
24 public for financial predation. This is not just
25 blunderbuss; I've been proving this for four years.
26 Let's take a look at some of those documents.
27 The Court's very own register of actions, which
28 December 11th I filed my preliminary oppositions to

1 motions to strike and for demurrer. Those were served on
2 all parties in the case by electronic as well USPS means.
3 18 USC 1341 and 43 are mail and wire fraud for which --
4 THE COURT: Look, I'm going to stop you right there.
5 There are two issues here. This motion has two
6 prongs.
7 Is there an issue of public interest, number one.
8 Is there probability of prevailing on the merits.
9 Here's my analysis. If you want to answer it. You
10 allege that the State Bar posted a link on their website
11 that said you'd been involuntarily disbarred. Case law,
12 for example, In Re Rose, states that State Bar proceedings
13 are administrative acts of the Supreme Court of
14 California. So this writing on the website is protected
15 activity. It's a decision and order that's posted. It's
16 protected activity under CCP 425.16(e)(1). It's a written
17 communication from a judicial proceeding.
18 That's prong one.
19 Number two, probability of prevailing on the merits.
20 Well, first of all, you lose on number one.
21 MR. MISSUD: I beg to differ, but please go ahead.
22 THE COURT: You've got to show that on the complaint
23 that it's both legally sufficient and supported by prima
24 facie showing of facts to sustain a favorable judgment and
25 ample case law cited.
26 But probability of prevailing has the same standard
27 as a motion for summary judgment for nonsuit or directed
28 verdict. And I haven't found that. So I think you lose

1 on both prongs.
2 You can talk about all kinds of things, but those are
3 the two issues. There are two prongs. If you want to
4 talk about those prongs, you can.
5 MR. MISSUD: Absolutely. Thank you for the
6 opportunity.
7 Now, I'm actually working or operating under a
8 different set of standards. Those would be criminal
9 standards proven beyond any doubt --
10 THE COURT: I've told you what the standards are. I
11 told you what the prongs of the law sets forth. I'll deal
12 with those or we're finished here.
13 MR. MISSUD: Let me reiterate your two prongs.
14 First is the public interest prong, and that
15 supposedly State Bar decision and order of involuntarily
16 disbarment, which are upload to the web and publicly
17 accessible are absolutely privileged. I will give you a
18 caveat to that.
19 Fraudulent communications are never immune from
20 attack. Those are subject to defamation suits, as I have
21 filed.
22 Now, the 749 page transcript I have of my rigged Bar
23 court disbarment make calls to FRE rule 803 or better
24 evidence including FTC records FBI records, HUD records,
25 transcripts, party admissions. I impeached three of the
26 Bar's four star witnesses.
27 THE COURT: You're claiming --
28 MR. MISSUD: I don't claim; I submit the facts.

1 THE COURT: Are you claiming it's not protected
2 activity?
3 MR. MISSUD: Fraudulent communications are never
4 protected.
5 THE COURT: I don't know if it's fraudulent --
6 MR. MISSUD: You received an RJN proving that they
7 were.
8 THE COURT: You've got another five minutes. I
9 suggest you try to make --
10 MR. MISSUD: Not the press of time will not abridge
11 the right to --
12 THE COURT: Make good use of your time.
13 MR. MISSUD: Thank you, Judge.
14 The second prong that you insisted I expound upon is
15 my prevailing on the merits. And I have to have, quote,
16 unquote, prima facie showing of the facts.
17 I have in the transcripts before me Judge Woolard's
18 acknowledgement she has no jurisdiction over a person who
19 she saddled with $56,000.
20 I have another court admission from Judge Giorgi
21 compelling somebody else into a rigged arbitration at
22 JAMS, knowing full well that there was no contract to
23 arbitrator at JAMS.
24 They were both funning lucrative business to their
25 retired court colleagues, who under judicial and
26 arbitrable immunity rig awards on behalf of the corporate
27 or special interests to pad their own pockets.
28 When the FBI got my records regarding those two

1 series of corrupt arbitrations, which piggyback on the
2 national arbitration forum, which in 2009 was booted from
3 California for rigging arbitrations, with the help of 75
4 percent of the neutrals who are retired court judges, they
5 were elated.
6 That is just one of the dozens of schemes I've
7 discovered the Superior Court practicing.
8 Now, the reason that the Bar was told to rig my
9 involuntary disbarment is to prevent me from appearing in
10 court and in hearings like this one where I get judges on
11 the record ignoring self-authenticating facts, which gets
12 them out of their judicial functions for which judicial
13 immunity does not apply. That's when my colleagues can
14 swoop in with federal information, indict the judge, put
15 them on trial, ruin them financially, send them off to
16 prison as was done in Pennsylvania, Judge Conahan and
17 Ciavarella, Limas in Texas, Porteous in Louisiana and
18 dozens and dozens of others, including the 17 from Cook
19 County Chicago when a disgruntled attorney by the name of
20 Terrence Hake turned federal informant like I did here
21 four years ago.
22 Judge, please issue your ruling one-way or the other,
23 keeping in mind the overwhelming evidence I've submitted
24 in this case.
25 THE COURT: Well, I don't think you've made a
26 threshold showing.
27 MS. LEE: Submitted.
28 THE COURT: Anything further?

1 MR. MISSUD: Absolutely submitted.

2 MS. LEE: Submitted, Your Honor.

3 THE COURT: Well, I'm adopting the tentative.

4 MS. LEE: Your Honor, if I may, I'm handing him a

5 copy of the proposed order that has the tentative ruling.

6 MR. MISSUD: If it tracks the tentative I'm perfectly

7 happy.

8 THE COURT: Okay.

9 ---oXOo---

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1 CERTIFICATE OF REPORTER

2 I, Anthony C. Vaughn, Certified Shorthand Reporter,
3 Certificate Number 6185, do hereby certify that I was the
4 Official Court Reporter assigned to the herein captioned
5 case; that I reported in shorthand the proceedings and
6 subsequently caused said shorthand to be prepared into
7 English.

8 I further certify that the foregoing is a full, true
9 and correct reflection of the proceedings had in the
10 herein-captioned case.

11 January 22, 2014 ______________________________

12 Anthony C. Vaughn, CSR

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From: pat missud <missudpat@yahoo.com>
Sent: Tuesday, February 18, 2014 9:33 AM
To: John.G.Stumpf@wellsfargo.com; eising@gibsondunn.com; OIG; DMRpdf@cand.uscourts.gov; meritsbriefs@supremecourt.gov; EMCpdf@cand.uscourts.gov; WHApdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; CWpdf@cand.uscourts.gov; JCSpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; nracrdf@nrahq.org; joann.remke@calbar.ca.gov; judith.epstein@calbar.ca.gov; catherine.purcell@calbar.ca.gov; tbmontano@drhorton.com; sanfrancisco; dfw; foiapa; Vilardo, Mark; Ingram, Jonathan; Hall, Ronnye L.; Livornese, John J.; Greene, Robert T.; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; nseats@aol.com
Cc: newstips@latimes.com; begelko@sfchronicle.com; maura.dolan@latimes.com; tony.perry@latimes.com; ruben.vives@latimes.com; jeff.gottlieb@latimes.com; Scott.Glover@latimes.com; melanie.mason@latimes.com; matea.gold@latimes.com; Scott.Gold@latimes.com; jim.puzzanghera@latimes.com; Scott.Reckard@latimes.com; william.rempel@latimes.com; corina.knoll@latimes.com; paloma.esquivel@latimes.com; stein@huffingtonpost.com; scoop@huffingtonpost.com; dan.fitzpatrick@wsj.com; matea.gold@washpost.com; hsmith@reviewjournal.com; gretchen@nytimes.com; estanton@bloomberg.net; ryan.vlastelica@thomsonreuters.com; bwillis@bloomberg.net; national@nytimes.com; president@nytimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; francesco.guerrera@wsj.com; kris.maher@wsj.com; Lauren.Pollock@wsj.com; Geoffrey.Rogow@wsj.com; ryan.vlastelica.reuters.com@reuters.net; cmollenkamp7@gmail.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; michael.siconolfi@wsj.com; jess.bravin@wsj.com; Rob.Hunter@wsj.com; ben.fritz@wsj.com; epettersson@bloomberg.net; mhytha@bloomberg.net; stevebrown@dallasnews.com; wargo@lasvegassun.com
Subject: Well$ Fargo'$ $EC-10K Admi$$ion to the $4 Trillion Mortgage Meltdown
Attachments: WF_14A-8_Apvd_2-14-14.pdf; PropForAct_WF_9-27-13.pdf

Good morning All-

John $tumpf-
I'm thrilled that you'll include my Proposal for Action in your forthcoming Proxy Statement. Although I don't agree with the Board's Po$ition, I approve of my resolution's printing *in both substance and form*.

Gib$on Dunn & Crutcher, and Elizabeth I$ing-
Make sure to not to change a thing regarding my resolution. The substance is 100% accurate and form looks really good. Also recall that GDC's furtherance of corporate-crimes is already in the books. Post-Enron, that's called derivative-professional liability and furtherance of the under-*lying* criminal acts. You are all still on the hook for Arthur Ander$on type of crime$. Remember that A-A went B-K for it$ furtherance of Enron'$ price

manipulations and racketeering. Those very substantial federal crimes and related enormous civil-criminal penalties is what put pushed that similarly enormous professional services firm into insolvency. All of A-A'$ licensed CPA's had to then find jobs elsewhere.

Ms. I$ing- I hope that you and GDC'$ other licensed JD'$ will fare as well in today's job market.

$EC Agent$-

The evidence of Well$ Fargo'$ crime$ is overwhelming. You already know that based on my very detailed notifications and substantial documents referenced and hypertext linked in the attached Proposal for Action. If your $taff make$ any changes to my resolution's substance or form, then that will prove $EC complicity in corporate racketeering.

That in-turn will be reminiscent of the Madoff debacle in which you covered for the NASDAQ'$ chairman for 8 years after being tipped-off to hi$ exten$ive $39 Billion Ponzi $cheme.

Also recall that another regulator called the Minerals Management $ervice was dissolved after being caught in the very industry pocket$ which it wa$ $upposedly regulating: http://www.washingtonpost.com/wp-dyn/content/article/2008/09/10/AR2008091001829.html and http://www.nytimes.com/2008/09/11/washington/11royalty.html?pagewanted=all&_r=0 and http://www.cnn.com/2010/POLITICS/05/27/mms.director.fired/ and ....

We already know that the $EC is a *Citizen$-United*, corporate-favoring, Fortune-500 lap dog. I hope to get the $EC $imilarly di$$olved, re-organized, and re-named as the "United Citizens' Wall $treet Regulatory and Police Force."

Thanks in advance,
Patrick Missud of Operation Greylord-II

P.S. Federal Judge Donna M. Ryu-

Didn't I tell already you that the $EC wa$ deep into Fortune-500 pocket$ in C:12-161-DMR? You then-had one example, and you'll $oon have a 2nd directly from Johnny $tumpf, Well$ Fargo Bank, and hi$ corporate-bought $EC.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
EIsing@gibsondunn.com

February 14, 2014

VIA OVERNIGHT DELIVERY

Patrick Missud
91 San Juan Avenue
San Francisco, CA 94112

Re: *Wells Fargo & Company Stockholder Proposal*

Dear Mr. Missud:

On behalf of Wells Fargo & Company (the "Company"), we write to notify you that the Company intends to include in its 2014 proxy materials a statement of the Company's views regarding the stockholder proposal that you submitted for consideration at the Company's 2014 Annual Meeting of Stockholders. Accordingly, pursuant to Rule 14a-8(m) of the Securities Exchange Act of 1934, as amended, please find enclosed a copy of the Company's statement substantially in the form it will appear in the Company's 2014 proxy statement.

We are providing you this Statement in Opposition solely as a precautionary measure. By providing you this statement, the Company does not waive its right to request that the Securities and Exchange Commission ("SEC") staff concur that the proposal may be excluded and does not waive its right to revise the attached statement if the SEC staff requires you to revise your proposal.

Please contact me if you have any questions regarding this matter.

Sincerely,



Elizabeth A. Ising

Attachment

ITEM [_]—STOCKHOLDER PROPOSAL REGARDING ADOPTION OF RESOLUTION

Patrick Missud, 91 San Juan Avenue, San Francisco, CA 94112, who held 64 shares of common stock on October 4, 2013, intends to submit a resolution to stockholders for approval at the annual meeting. The proponent's resolution is printed below, in the form it was submitted to the Company.

> Resolved: That Wells Fargo will stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens.

Position of the Board

The Proponent is a former mortgage borrower of the Company whose loan was foreclosed. The Proposal is being included in the Company's proxy statement for stockholder vote at its 2014 annual meeting as required under SEC rules. The Company categorically rejects as baseless and untrue the allegations made by this proposal.

Accordingly, the Board recommends that you vote ***AGAINST*** the Proposal.

From: pat missud <missudpat@yahoo.com>
Sent: Thursday, February 13, 2014 10:48 AM
To: elizabeth@theusconstitution.org; williamv@law.edu; adam@boydengrayassociates.com; mstancil@robbinsrussell.com; Solomonsm@gtlaw.com; arthur.smith@odnss.com; ishapiro@cato.org; sekulow@aclj.org; jsauer@clarksauer.com; tsamahon@law.villanova.edu; srosdeitcher@paulweiss.com; rremar@leonardcarder.com; mramsey@sandiego.edu; porfanedes@judicialwatch.org; wjo@mindspring.com; todom@princelaw.com; jneiman@ago.state.al.us; mcconnell@law.stanford.edu; lechner@mountainstateslegal.com; jkrupin@bakerlaw.com; rpetehutch@aol.com; aho@morganlewis.com; shannon@southeasternlegal.org; sgallagher@polsinelli.com; peterferrara@msn.com; mestrada@gibsondunn.com; wconsovoy@wileyrein.com; brian.bulger@mbtlaw.com; njfrancisco@jonesday.com; jcoppess@aflcio.org; newstips@latimes.com; ruben.vives@latimes.com; jeff.gottlieb@latimes.com; Scott.Glover@latimes.com; melanie.mason@latimes.com; matea.gold@latimes.com; Scott.Gold@latimes.com; jim.puzzanghera@latimes.com; Scott.Reckard@latimes.com; william.rempel@latimes.com; corina.knoll@latimes.com; paloma.esquivel@latimes.com; stein@huffingtonpost.com; scoop@huffingtonpost.com; dan.fitzpatrick@wsj.com; matea.gold@washpost.com; hsmith@reviewjournal.com; gretchen@nytimes.com; estanton@bloomberg.net; ryan.vlastelica@thomsonreuters.com; bwillis@bloomberg.net; national@nytimes.com; president@nytimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; francesco.guerrera@wsj.com; kris.maher@wsj.com; Lauren.Pollock@wsj.com; Geoffrey.Rogow@wsj.com; ryan.vlastelica.reuters.com@reuters.net; cmollenkamp7@gmail.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; michael.siconolfi@wsj.com; jess.bravin@wsj.com; Rob.Hunter@wsj.com; ben.fritz@wsj.com; epettersson@bloomberg.net; mhytha@bloomberg.net; stevebrown@dallasnews.com; wargo@lasvegassun.com
Cc: meritsbriefs@supremecourt.gov; John.G.Stumpf@wellsfargo.com; tbmontano@drhorton.com; eising@gibsondunn.com; OIG; sanfrancisco; dfw; foiapa; Vilardo, Mark; Ingram, Jonathan; Hall, Ronnye L.; Livornese, John J.; Greene, Robert T.; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov
Subject: Writ 12-1281; and Robert$' Forthcoming Impri$onment for Hobb$ Act Violation$ and Racketeering
Attachments: 12-1281_QstnsPrstd.pdf; SCOTUS_7817_2-7-13-V4.pdf; $COTU$_sold-out-America_4-15-13.pdf; 13-5888_10-25-13_V2.pdf; 5888_Denied_12-9-13.pdf; 9412_6-12-13_V-5.pdf; Trifecta_5_$cotu$_Impeachment$_10-7-13.pdf; 12-8191_3-21-13V5.pdf

Good Morning All-

Media-
Per the below, Writ 12-1281; *D.R. Horton v. NLRB* is expected to be a key ruling $oon decided by the *Citizen$-United* corporate-bought con$ervating $upreme Court. Search 12-1281 at: http://www.supremecourt.gov/docket/docket.aspx
It was filed well-before before any of my 5 Writs attached above which were denied by Robert$, $calia, Thoma$, Alito, and Kennedy because they proved that D.R. Horton *and mo$t Citizen$-United corporation$* buy

(not-$o) "judicially-immune" judge$' and arbi-traitor$' [Spelling Correct] decision$ when both in court and at $uper-$ecretive arbitration$.

Note that the *Citizen$-United* are represented by Attorney William Ol$en, and that Koch Brother$ buddy and $enator Mitch McConnell filed an Amicu$ Brief through Gib$on Dunn and Crutcher which furthered D.R. Horton'$ 27-state predatory lending for 8 year$ according to details within 12-8191, and official $EC record$ uploaded at its very own website:
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml

Now watch this....

Respondent Attorneys NLRB v. Noel Canning (Writ 12-1281)-

I've been a 4-Year federal undercover mole who's been setting-up corrupt judge$ and arbi-traitor$ who respectively: judicially compel and rig award$ to and at corporate-loving arbi-traitions which are decided by mostly retired judge$ acting as arbi-traitor$.

Your three "Questions Presented" to $COTU$ in 1281 are pretty straightforward; but my hundred in Writ$ 12-7817, 8191, 9412, 9413, 9981, 10006, 13-5888, 6398, 6518 were $uper-$imple and inter-related. They all queried whether judge$ with 'judicial-immunity' routinely abuse their po$ition$ of public tru$t to accept Hobb$ Act bribe$ for their corporate-loving deciion. Only one tenth of my files are at:

http://www.sfcourtfraud.com/home.html

Bill-

Tell the five con$ervative dolt$ with $impleton$' Bachelor of Arts degrees and cereal-box prize JD'$, that their decision to $upport the corporate $pecial intere$t$ will add additional life sentences to their life sentences. Even if they were cats, they'd never get out of the federal pen.

Thanks for listening,
Patrick Missud of Operation Greylord-II

----- Forwarded Message -----
From: Dorina Corrente <dorinacorrente@yahoo.com>
To: "missudpat@yahoo.com" <missudpat@yahoo.com>
Sent: Wednesday, February 12, 2014 7:40 PM
Subject: Fw: Google Alert - dr.horton

On Wednesday, February 12, 2014 9:00 PM, Google Alerts <googlealerts-noreply@google.com> wrote:



dr.horton

Daily update · February 13, 2014

NEWS

DR Horton CEO Donald Tomnitz Sells 89928 Shares (DHI)
WKRB News
D.R. Horton logo **D.R. Horton** (NYSE:DHI) CEO Donald Tomnitz unloaded 89,928 shares of the stock on the open market in a transaction dated ...

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Does **DR Horton** Apply Arbitration Agreements Without A Class Action Waiver?
Mondaq News Alerts (registration)
As we've written, D.R. **Horton** has not been faring well before the courts, but that hasn't stopped the Board from enforcing it and arguably even ...
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NLRB Takes **DR Horton** One Step Further While The Ninth Circuit Upholds Its Contrary Decision

Mondaq News Alerts (registration)
Ernst & Young, LLP, where it confirmed the enforceability of class action waivers despite D.R. **Horton**. In September of last year, the Court reversed a ...
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Chiropractor Roger Horton loved to help people
Ballarat Courier
Dr **Horton** began a chiropractic practice in Talbot Street with his American classmate Gus Mercurio, who left Ballarat shortly afterwards to pursue his ...
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NLRB Judge Says **DR Horton** Sinks CPS's Arbitration Policy
Law360 (subscription)
NLRB Judge Says **DR Horton** Sinks CPS's Arbitration Policy. Share us on: Twitter Facebook LinkedIn By Abigail Rubenstein 0 Comments. Law360 ...
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News Recap - Companhia Energetica Minas Gerais (ADR)(CIG), **D.R. Horton**, Inc.(DHI), Atmel ...
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D.R. **Horton**, Inc. (DHI) recently declared that net income for its 1st fiscal quarter ended 31st December, 2013 increased 86 percent to $123.2 million, ...
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12-1281 NLRB V. NOEL CANNING

DECISION BELOW: 705 F.3d 490

LOWER COURT CASE NUMBER: 12-1115

QUESTION PRESENTED:

The Recess Appointments Clause of the Constitution provides that "[t]he President shall have Power to fill up all Vacancies that may happen during the Recess of the Senate, by granting Commissions which shall expire at the End of their next Session." Art. II, § 2, C1. 3. The questions presented are as follows:

1. Whether the President's recess-appointment power may be exercised during a recess that occurs within a session of the Senate, or is instead limited to recesses that occur between enumerated sessions of the Senate.

2. Whether the President's recess-appointment power may be exercised to fill vacancies that exist during a recess, or is instead limited to vacancies that first arose during that recess.

IN ADDITION TO THE QUESTIONS PRESENTED BY THE PETITION, THE PARTIES ARE DIRECTED TO BRIEF AND ARGUE THE FOLLOWING QUESTION: WHETHER THE PRESIDENT'S RECESS-APPOINTMENT POWER MAY BE EXERCISED WHEN THE SENATE IS CONVENING EVERY THREE DAYS IN *PRO FORMA* SESSIONS.

CERT. GRANTED 6/24/2013

No. 12-7817

IN THE SUPREME COURT
OF THE UNITED STATES

PATRICK A MISSUD
Petitioner
vs.
SAN FRANCISCO SUPERIOR COURT ET AL.
Respondents

ON PETITION FOR A WRIT FOR CERTIORARI
TO AND REGARDING THE NINTH CIRCUIT
COURT OF APPEAL; NORTHERN
CALIFORNIA DIVISION; 12-15371

PETITION FOR WRIT FOR CERTIORARI

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540 phone
415-584-7251 fax
missudpat@yahoo.com
Pro-Se Attorney and:
CCCP§1021.5 Private Attorney General;
18 USC§1513 Federal Informant.

QUESTIONS PRESENTED

1. Is it proper for a Circuit Court to pick and choose the Motions it decides?
2. Is it appropriate for the 9th Circuit to not "entertain" or deny an 18USC§1513 federal informant's Counter Motion for sanctions, costs, and fees after he exposed a national ADR firm's abuse of the "Doctrine of Judicial Immunity" to violate the Federal Arbitration Act? [12-15371, Dkt #45, & 37, 38, 41-43].
3. Was it appropriate for the Ninth Circuit Court to have "entertained" ADR Service's Motion for Sanctions when that firm was caught rigging arbitration awards to favor corporate special interests as done by the National Arbitration Forum? [Dkt #40, 45].
4. Does the "Doctrine of Judicial Immunity" trump the consumer protections and "savings provisions" codified in USC Title 9 and FAA Sections 2 and 10?
5. Does the "Doctrine of Judicial Immunity" override SCOTUS decisions and holdings like those found in *AT&T Mobility LLC v. Concepcion*; 131 S. Ct. 1740?
6. Does exposing the Federal Arbitration Act as a means by which corporations secretly rig arbitrations merit whistle-blower sanctions, costs and fees against yet a third ADR company caught rigging yet another arbitration on behalf of another Fortune-500 Company?

LIST OF PARTIES

All parties do not appear in the caption of the case on the cover page. A list of all parties to the proceeding in the court whose judgment is the subject of this petition is as follows.
Defendants/Respondents: San Francisco Superior Court; Michael Carbone, Court Approved Mediator; ADR Services Inc., Private ADR Firm and Carbone's Employer; Charlotte Woolard, San Francisco Superior Court Judge; Lorretta Giorgi, San Francisco Superior Court Judge; State Bar of California; and California State Commission on Judicial Performance.

RULE 29.6 CORPORATE DISCLOSURE STATEMENT AND CERTIFICATE OF INTERESTED ENTITIES

ADR Services Inc. is a privately held, non-public corporation entirely owned by Lucie Barron: http://www.adrservices.org/disclosure-institutional.php. California's Department of Justice, Washington D.C.'s Public Corruption Unit, Federal Bureau of Investigation, Judicial Watch, Public Citizen, ACLU, consumer protection agencies, entities and individuals subscribing to Amicus Briefs in *AT&T v. Concepcion* [131 S. Ct. 1740] are all interested parties to this Petition:
dadegbile@naacpldf.org,
aragaki@fordham.edu,

lbailey@publicjustice.net,
kmorris@publicjustice.net,
pbland@publicjustice.net,
rbrunell@antitrustinstitute.org,
scrawford@nationalpartnership.org,
djl@pacificlegal.org,
tstanton@umich.edu,
amcbride@wileyrein.com,
aggframpton@ag.state.sc.us,
andre.mura@cclfirm.com,
benrobbins@nelfonline.org,
BRVergeer@legalaiddc.org,
rubenstein@law.harvard.edu,
mscodro@atg.state.il.us,
peter.stris@strismaher.com,
rvann@ntll.com,
svladeck@wcl.american.edu,
elizabeth@theusconstitution.org,

TABLE OF CONTENTS

INDEX OF APPENDICES

All of the orders, rulings, transcripts and other evidence listed below are available and cross referenced in a variety of official court databases, as well as concurrently submitted with this Booklet. For instance, the 10-26-10 transcript for San Francisco Superior Court case CGC-07-464022 is registered in District Court 11-cv-1856-PJH as docket #30-4. Some state courts do not provide total clarity and complete public access to all their Documents therefore said Documents filed in state cases and appeals were also concurrently registered in PACER. Now 313 million Americans have access to all the same documents that this Court will consider if granting Petition for Review.

APPENDIX A: A first September 6, 2012 Order by judges Bea, Wardlaw and Reinhardt; their second December 11, 2012 Order; and docket for 12-15371 listing the Counter-Motion they have yet to decide for a complete ruling in the appeal. Documents registered in: http://www.pacer.gov/cmecf/ap.html

APPENDIX B: The District Court's February 13, 2012 Judgment and Order in 11-cv-1856-PJH; and Transcript for proceedings held on February 8, 2012 [C:12-1856 dkts. 54, 55, 60]. Note that this docket cross-references the vast majority of Documents also filed in state and appellate cases, but which are not publicly accessible in the California courts' databases. Documents are cross-registered in District case 11-cv-1856-PJH at: http://www.pacer.gov/cmecf/dcbk.html

APPENDIX C1: Documents regarding San Francisco Superior Court case CPF-10-510760: City approval of a TIC to Condo conversion, Signed Recorded copy of Superseding CC&R's Art. 10, Superseded TIC Art. 14 pp 26-29 for 1487-89 McAllister Street; Docket for CPF-10-510760, Transcript and Order following the October 19, 2010 hearing; Final Award in JAMS Arbitration 1100064391; and Transcript and Order following the 4/13/11 hearing. Orders online at http://www.sfsuperiorcourt.org/online-services.

APPENDIX C2: Documents regarding CGC-11-511994, the 42 USC§1983 Review of CPF-10-510760: Transcript, Court Minutes, and Order following the September 16, 2011 hearing; Transcript, and Order following the November 17, 2011 hearing; Court Minutes for the February 2, 2012 hearing wherein the note reads that Chen refused to continue the motion until after a court reporter could be found. Orders online at http://www.sfsuperiorcourt.org/online-services.

APPENDIX D: Documents for San Francisco Superior Court case CGC-07-464022: October 11, 2007 Order roping-in a non FAA§2 signatory; Purchase Contract pp. 5&8 which specify that only Buyer and Seller are bound to arbitrate, and that "Attorney-in-Fact" Finkelson is signing on behalf of another; "Superior Court Approved" vetting of arbitrate Carbone; Final Award in Arbitration ADRS-08-4394-MC; Transcript, Order, and Judgment following the October 26, 2010 hearing.

Orders at http://www.sfsuperiorcourt.org/online-services.

APPENDIX E: California First District Court of Appeal A130482: January 27, 2012 Order to Strike; April 24th Order to Strike; May 21st Order forbidding a CAR 8.200 Reply; October 25th Affirmance; 18 USC 1513 retaliation at Affirmance pg. 22; October 31st refusals to Publish and Rehear; November 16th denial of Modification. Partial orders online at http://www.courts.ca.gov/1dca.htm

APPENDIX F: Current California Supreme Court and First District Court of Appeal actions which if dispositive will be Petitioned to SCOTUS for review: S206342 Review of A130482 [opening brief filed 12/3/12]; and Division II appeals A134759, 133560, 134206 [fully briefed 12/6/12]. See also http://www.courts.ca.gov/supremecourt.htm

APPENDIX G: Injunctions and Consent Decrees barring the National Arbitration Forum from two states: *People of the State of California vs. National Arbitration Forum* [CGC-08-473569]; *State of Minnesota vs. National Arbitration Forum* [4th Judicial District County of Hennepin 27-CV-09-18550].
http://www.sfcityattorney.org/Modules/ShowDocument.aspx?documentid=257 and http://pubcit.typepad.com/files/nafconsentdecree.pdf and
http://www.ag.state.mn.us/PDF/PressReleases/SignedFiledComplaintArbitrationCompany.pdf and others on the web.

v.

TABLE OF AUTHORITIES

OPINIONS BELOW

IN THE SUPREME COURT OF THE UNITED STATES PETITION FOR A WRIT FOR CERTIORARI, Petitioner respectfully prays that a writ of certiorari issue to review the judgment below. The *partial opinion* of the United States Court of Appeal appears in Appendix A to this Petition and is unpublished [12-15371 Dkt. #34]. A second partial decision was issued December 11, 2012 denying one of the Respondent's Motion for sanctions [#45]. However, the case is still unsettled with another motion pending: Appellant's Countermotion for fees, costs, and sanctions [#41-43]. Per Supreme Court Rule 11 and 28 USC §2101(e), this Appellant requests that this Court "deviate from normal appellate practice and immediately determine" the Questions Presented.

JURISDICTION

The jurisdiction of this Court is invoked under 28 USC §1254(1). *Dates* upon which the Ninth Circuit Court decided the Appeal begin on:

September 6, 2012 with its determination that "questions raised in this appeal are so insubstantial as to not require further argument" [Docket #34];

September 17, 2012 Respondents filed Motion for Sanctions [#36];

September 18, 24, 2012 Appellant filed a Counter-Motion for Sanctions [#37/8];

October 29 through November 6, 2012 Appellant filed Supplemental pleadings overwhelmingly

packed with facts supporting his Counter-Motion [#41-43].

December 11, 2012 the Ninth Circuit denied ADR Service's Motion for Sanctions and then added that "no further filings shall be entertained in this closed case." However, the Appellant's Counter Motion for Sanctions, costs, and fees, which is supported with non-hearsay evidence of ADR Service's Federal Arbitration Act Racketeering, is still undecided. Per Rule 11 and 28 USC §2101(e), this court is Petitioned to review the Circuit Court's partial decisions and yet to be decided Counter-Motion "before judgment is entered [because] the case is of such imperative public importance as to justify deviation from normal appellate practice and to require immediate determination in this Court." Alternatively, this Court is Petitioned to complete the ruling in this unsettled appeal in which a Counter-Motion still pends, but which the Circuit for some unknown reason will not "entertain."

This Petition presents several issues of national importance. The Circuit already violated FAA §§2&10, and over-ruled SCOTUS holdings in *AT&T Mobility v. Concepcion.* Federally Mandated Judicial Arbitration impacts a potential 313,000,000 citizens throughout the United States. The Circuit already decided that express provisions in the Congressional Act and *AT&T* should not be followed. The Circuit already ignored Appellant's pending Counter-Motion. If allowed to rule on the

Counter-Motion the Circuit will inevitably repeat prior violations of Act and law, which is why this Supreme Court needs to immediately determine the federal informant/Appellant's rights.

Per Rule 29.4(b) Notification, the Constitutionality of the FAA may be drawn into question. The issues may be the same as presented by Minnesota's Attorney General Lori Swanson who testified before Congress on July 22, 2009 requesting that mandatory arbitration clauses be removed from consumer contracts.

Note that no federal entity was named as a party to this action. However, in an abundance of caution, this pleading was served per 28 USC §2403(a) on the Solicitor General of the United States, room 5614, Department of Justice, 950 Pennsylvania Avenue, N.W., Washington, DC, 20530-0001. Further, this pleading was widely distributed throughout the nation to state and federal law enforcement from coast to coast. Petitioner is unaware whether the Circuit certified that the Constitutionality of the FAA may be drawn into question.

CONSTITUTION CONSIDERATIONS AND STATUTORY PROVISIONS INVOLVED

USC Title 9 Arbitration; Federal Arbitration Act:

FAA§2: A written provision in any ... contract evidencing a transaction involving commerce to settle by arbitration a controversy thereafter arising out of such contract or transaction, ... or an

agreement in writing to submit to arbitration an existing controversy arising out of such a contract, transaction, or refusal, shall be valid, irrevocable, and enforceable, save upon such grounds as exist at law or in equity for the revocation of any contract.

FAA §10: (a) In any of the following cases the United States court in and for the district wherein the award was made may make an order vacating the award upon the application of any party to the arbitration—
(1) where the award was procured by corruption, fraud, or undue means;
(2) where there was evident partiality or corruption in the arbitrators, or either of them;
(3) where the arbitrators were guilty of misconduct in refusing to postpone the hearing, upon sufficient cause shown, or in refusing to hear evidence pertinent and material to the controversy; or of any other misbehavior by which the rights of any party have been prejudiced; or
(4) where the arbitrators exceeded their powers, or so imperfectly executed them that a mutual, final, and definite award upon the subject matter submitted was not made.
(b) If an award is vacated and the time within which the agreement required the award to be made has not expired, the court may, in its discretion, direct a rehearing by the arbitrators.
(c) The United States district court for the district wherein an award was made that was issued

pursuant to section 580 of title 5 may make an order vacating the award upon the application of a person, other than a party to the arbitration, who is adversely affected or aggrieved by the award, if the use of arbitration or the award is clearly inconsistent with the factors set forth in section 572 of title 5.

18 USC §1513(e): Retaliating against an informant: Whoever knowingly, with the intent to retaliate, takes any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both.

5th, 14th Amendments: Due Process, Equal Protection, Fairness, Court Access- Whether in federal or state court, where an individual is facing deprivation of life, liberty, or property, procedural due process mandates that he or she is entitled to adequate notice, a hearing, and a neutral judge. No person shall be deprived of life, liberty, or property, without due process of law; no state shall ... deny to any person within its jurisdiction the equal protection of the laws.

INTRODUCTION

This pleading contains hypertext-enabled web links to benefit third parties receiving it in electronic format. Law enforcement, syndicated media, consumer protection agencies, and untold numbers of US citizens already received it, and are similarly considering the Questions Presented. IFP status was formerly requested but Denied. The Petitioner has been a Qui-Tam whistle blower, federal informant, and California Private Attorney General for over 3 years [18USC §1513, CCP §1021.5]. In that time, the courts have increased his costs of litigation and otherwise made prosecuting all related cases and appeals very expensive in hopes of derailing exposure of FAA abuses. The Petitioner hopes that this Court agrees that the Petitioner has "provided to law enforcement information relating to the commission of a Federal offense;" truthfully informed federal authorities of crimes; that "a significant benefit, ... has been conferred on the general public; ... [and that] the necessity and financial burden of private enforcement, are such as to make the [granting of IFP status] appropriate" [Id].

STATEMENT OF THE CASE

This Petition for Certiorari seeks review of the Circuit Appeal of the District's review of two independent series of judicially-compelled state arbitrations, awards for which were fraudulently procured. Starting from the beginning...

A. San Francisco Superior Court case CPF-10-510760, CGC-11-511994; related California First District Court of Appeal Division II appeals A133560, 134206, 134759; and inevitable California Supreme Court Writ for Review.

On March 4, 2009, all TIC co-tenants [Coombs, Woods, Cunningham] received official City notice that their TIC to Condominium conversion was complete. The two subdivided Units [1487 and 1489 McAllister Street] were recognized as separate interests. [Appendix C:1].

On September 11, 2009 all condo co-owners signed new CC&R's before a notary public to supersede their former TIC agreement. [C:2-6].

By September 30, 2009 all condo Unit owners officially recorded on the two Units' titles that the CC&R's governed disputes between them. [C:2-6].

Nevertheless, on September 29, 2010, just 364 days after the Units' legal division, Plaintiffs Coombs and Woods, and their attorney McKay, filed 510760 to compel Cunningham into arbitration under the defunct 9-14-07 TIC, which they all agreed was superseded as of September 11, 2009 the year before. [C:7-11].

On October 19, 2010, judge Woolard ignored that McKay lied in his pleadings and at oral argument that the TIC was enforceable. He admitted to never speaking with Cunningham, let alone mediating, both pre-requisites to forcing arbitration. Cunningham explained to Woolard

that McKay had no enforceable FAA§2 agreement, but she ignored that too and then: appointed her retired court colleague and former judge Gene McDonald as the very expensive JAMS arbitrator; & then tacked on $2610 in costs and fees payable to McKay under defunct TIC Section 14.3G. [C:12-23]. By March 3, 2011 the arbitration was concluded. McDonald parsed the defunct TIC agreement under which judicial arbitration was illegally compelled. For ten pages he detailed each and every provision which awarded Mckay costs and fees, but ignored every clause which divested him of jurisdiction [C:24-35]. McDonald ignored: that per TIC 14.2(C) a meet and confer was required prior to mediation; and under TIC 14.3(A) arbitration could only be compelled after failed mediation [C:8]. Finally, McDonald attached a copy of the superseding CC&R's to his own award as "exhibit A," and which replaced the defunct TIC [C:34]. He therefore obviously knew that the TIC was void and that the Condominium's CC&R's in the "Official Records" were in effect [C:34 under "Parcel One"]. He therefore also knew that the CC&R's specified only AAA arbitration with different discovery rules; where he didn't work; and that his award was thusly void. [C:4 top].

On April 13, 2011 judge Giorgi ignored all of those violations, affirmed McDonald's Award, confirmed that Cunningham [the target] should pay McKay $64,831.44, and then ordered that Cunningham's condo be sold to pay off the debt$. She even

attached another copy of the legally recorded, superseding CC&R's which replaced the defunct TIC under which the illegal, compelled, rigged arbitration was judicially ordered. She *had to* attach that copy of the divided condo's legal description as listed in the current CC&R's for the corrupt attorney to collect on the fraudulent TIC-based judgment. They were all in a 'catch-22' compelling a rigged arbitration under a void TIC, but having to attach the legally-binding CC&R's legal description to add color-of-law to the judgment. Otherwise, the divided, million-dollar condo Unit could not be sold. [C:36/line 48].
By June 24, 2011 Cunningham retained Missud to file CGC-11-511994, a 42 USC§1983 Deprivation of Civil Rights action naming Woolard, Giorgi, McKay, Coombs, and Woods. Cunningham had to find counsel because the Court already declared him "vexatious" to limit his court access and exposure of their FAA racketeering. Three hearings were scheduled before a third judge named Andrew Cheng. All three hearings were rescheduled last minute after Missud notified media that a massive judicial cover-up was on [Appendix C2].
The September 16, 2011 hearing began with Cheng's query as to why the judges shouldn't simply be absolved under the doctrine of judicial immunity [C2:3-10]. Missud then detailed how two other independent cases also evinced that the same two judges illegally favored corporate and other special interests and then claimed immunity when

caught. Starting at C2:4 line 10 Missud even mentioned that Minnesota and San Francisco's National Arbitration Forum cases [27-09-CV-18550; CGC-08-473569; Appendix G] were filed because that private ADR provider rigged arbitrations on behalf of corporate and other special interests while 42 USC §1983 depriving private litigants of all their civil rights. Missud notified Cheng that the same exact pattern of FAA rigging/RICO was happening in two states, for over three years, by multiple judges, at three different private ADR forums. Throughout the hearing, Cheng refused Cunningham's testimony which would have shed light on McDonald's railroaded arbitration which resulted in Giorgi's decree for the illegal color-of-law judicial foreclosure of his condo. See C2:24/25, 26/17, and 33/3.

On September 19, 2011 Cheng ignored all the blatant fraud detailed in the pleadings and at oral argument, absolved his court colleagues under the "doctrine of judicial immunity," and then ordered Cunningham to post a $50,000 bond if he wanted to appeal the case or file any new actions which might expose the Superior Court's financial targeting of Northern Californians for fraud and judicial foreclosures when at rigged NAF/JAMS/ADRS type of FAA judicially-compelled arbitrations [C2:38-44].

The November 17, 2011 hearing started off with Cheng lying on the record. At C:4719 and 49/11, Cheng feigned not receiving Cunningham's pleadings which detailed the judges' fraud in

excruciating detail. Unfortunately for Cheng, Missud could corroborate his email receipt on two occasions through hundreds of media contacts receiving duplicate copies, and also by downloading USPS records of the confirmed-mail package tracked directly to his chambers [C2:49/27 through 50/9]. Missud then put Cheng on notice that the $50,000 bond created an impermissible barrier to prevent Cunningham from exercising his rights to redress his grievance and court access, and that Cunningham's equal protections were unfairly violated [C2:51/8]. Nevertheless, Cheng decided that: his colleagues would be dismissed because Cunningham had not posted the enormous bond and he should pay the ever-mounting costs and fees to further hinder his own court access [C2:57-58].

On February 2, 2012 a third hearing was to convene before Cheng. At 8:05 AM Missud forwarded a very detailed and damaging email and non-hearsay court records, transcripts and party admissions to McKay, Cheng and 3rd parties as corroboration of service. At 9:46 AM Cheng notified Missud that normally available court reporting would not be furnished and that Missud would have to hire someone to make an official record. Cheng un-naturally copied Marilyn Sage on his email who is the Superior Court's coordinator for reporting services. Starting at 11:54 AM Missud scrambled to get a Superior Court reporter but none was (made) available. It seemed as if they all got notice that they should be busy at 3:30 PM, the

time of Cheng's Hearing. At said Hearing, Missud motioned to continue until such time that a record of proceedings could be arranged. Cheng however refused and held the hearing in violation of Cunningham's due process. See the court's official mini minutes and emails C2:59-66.

By September 19, 2012 three of Cunningham's Superior Court cases were consolidated into one appeal: A133560, 134206, 134759 [134206]. Cunningham is again in pro-per and as of December 6, 2012 appeal 134206 is fully briefed awaiting a decision on whether the defunct TIC provided an adequate FAA§2 agreement for Woolard to compel a rigged arbitration before retired judge McDonald who ordered Cunningham's condominium sold, and which was confirmed, no questions asked, by Giorgi [Appendix F:3-5].

B. San Francisco Superior Court case CGC-07-464022; related California First District Court of Appeal Division II appeal A130482; California Supreme Court Writ for Review S206342 [filed December 3, 2012].

On October 11, 2007 a real estate Buyer's Attorney-in-Fact was roped into judicial arbitration despite the Residential Purchase Agreement's exclusion of everyone from arbitration except for the Buyer(s) and Seller(s). [Appendix D:1-4].

By January 2010, San Francisco "Court Approved" neutral Michael Carbone was chosen as the arbitrator for the fraud and latent construction

defects case [D:5]. Thirteen days' arbitration were held at ADR Services, a private arbitration company which also employed Carbone. The Seller's insurance company, Allstate Corporation, was the real party in interest, and on the hook for damages if the Seller's fraud and concealment of defects could be proven. Allstate employed two defense experts, one of whom handled the construction defects claims. During the officially transcribed arbitration, that one expert was impeached over 60 times. [D:6-9; 2200+/- pages of transcripts not reproduced].

On April 30, 2010 Carbone produced his Final Award for ADRS-08-4394-MC [D:10-24]. Therein, he listed law and facts he respectively neither followed nor afforded any weight. He cited *Graf v. Sumpter* at Award page 12 [D:21], but ignored Plaintiff's exhibit 34 which evinced over $79,000 of reliance expenses [D:25]. He likewise ignored the San Francisco Tax Assessor's $220,000 devaluation of the home due to all the latent defects [D:26-27]. He even ignored that Allstate's construction expert reversed himself dozens of times. For instance the expert orally claimed that an electrical breaker panel would cost $4000 to replace, but then allotted only $1476 in his submitted written estimate. Another admitted defect costing over $8000 to repair was unilaterally redacted by Allstate from the final cost analysis. Allstate's expert then claimed the plethora of other defects would only cost between $8106-$44,141 when the City

estimated $220,000, and the Plaintiff's six experts calculated repairs exceeding $300,000. By favoring Allstate's miniscule estimate, Carbone saved ADRS's repeat-business client about one million dollars in restitution, prospective damages, costs, and fees [D:28-33]. Know that Allstate was ADRS's repeat business customer 234 times, whereas the Plaintiff had never before set foot in the forum. Allstate was an ADR$ frequent customer, with all of the benefit$ that that status confers to large corporations with deep pocket$. Note that as of the below date, ADR Services' mandatory disclosure list was unavailable http://www.adrservices.org/disclosure.php.

On October 26, 2010 San Francisco Superior Court's judge Woolard had the opportunity to set things straight [D:34-61]. She reviewed a 20 page Opposition to Confirm Carbone's Final Award which pin-cited Allstate's 60 lies in the official record. By the end of the hearing, she ignored those five dozen lies, refused to rule on 4 of 5 grounds to FAA §10 [and CCP§1286.2] vacate, and even saddled a non-party with $56,080 in Allstate's arbitration costs and fees in violation of FAA §2 [D:54/26-56/16]. Woolard actually acknowledged she had no jurisdiction over Finkelson [D:55/8], but nevertheless ordered him to "jointly and severally" pay all of Allstate's arbitration costs [D:61].

On November 24, 2010 the clear case of FAA fraud was appealed to Division II of California's First District Court of Appeal [A130482]. Allstate tried

to get the appeal quickly dismissed despite FAA§10 which allows for appellate review of arbitration awards sought to be vacated.
By May 9, 2011 there was already lots of nefarious activity in the Superior and Appellate courts which tried to suppress information concerning the FAA abuses. Missud therefore put this US Supreme Court on Notice of all their Shenanigans, and permanently registered the Notice in PACER [11-cv-1856-PJH; #4].
On June 13, 2011 the Appellants' Opening Brief was filed in A130482. It detailed the "who, what, where, when, and how" of the fraudulently procured arbitration award with heightened pleading standards required of FAA §10 and FRCP Rule 9. That's when even more California Appellate Court Shenanigans ensued. On January 27, 2012 Division II decided that the Opening Brief's "very specific suggestions regarding [the arbitrator and confirming judge's] lack of honesty and integrity in handling this litigation" was improper despite the federal rules which require particularly pled fraud [E:1-2]. For a second time on April 24, 2012 the trio similarly struck the Appellants' Opening Brief holding that particularly pleading fraud isn't appropriate when motioning to vacate under FAA§10(a)(1) "where the award was procured by corruption, fraud, or undue means." [E:3-4]. On May 21st Division II even violated their own CAR Rule 8.200 and didn't allow the Appellants an as-of-right Reply to Allstate's new claims for sanction$

which were designed to interfere with federal whistle-blowing concerning the corporation'$ commandeering of the FAA for personal gain. [E:5-5a]. By October 25, 2012 justices Kline, Haerle and Lambden affirmed their lower court colleagues in full, including the saddling of a non-participant with $56,040 in Allstate's costs. They then all decided it was a good idea to 18 USC§1513(e) retaliate against Missud, the federal informant who'd already exposed two additional nationwide arbitration mill$ as racketeering organizations selling justice to the well-connected and corporate special interests. See their official retaliation at Bates 27. [E:6-28]. On October 31, 2012 Division II denied publication of their decision, and refused to rehear the well-plead and overwhelmingly supported appeal. [E:29-30]. Finally on November 16th the trio refused to clarify whether Missud's referral to the State Bar was 18 USC§1513 retaliation for his having: itemized 62 of Allstate's lies; pointed out that Woolard took power over a person where there was none and then refused to consider 4 of 5 reasons to vacate per FAA§10; indicated that Woolard's practice was to judicially compel arbitration despite lack of FAA§2; Giorgi's practice was to rubber stamp illegally compelled FAA§2-deficient and FAA§10-fraudulently procured arbitrations; discovered that JAMS and ADR Services rigs arbitrations exactly like the NAF; showcased Cheng's lies and violation of fundamental rights when conducting hearings;

exposed that Division II overrules the FRCP and the FAA when it comes to specific pleading requirements; detailed how the Appellate Division doesn't adhere to its own Rules; and overwhelmingly proved that California's state courts support their colleagues who work for over $400/hr when employed at the wildly-lucrative, quasi-judicial arbitration mills which invariably always favor the money. [E:31]. So on December 6, 2012 the Appellants Petitioned California's Supreme Court to review all the lower court decisions inclusive of the 75 grotesque deviations from evidence, civil, constitutional, contract, FAA, FRCP, CAR laws, rules, codes, and Act listed above. Petition for Review of S206342 was Denied on January 3, 2013. [Appendix F:1-2].

District Case 11-cv-1856-PJH

On April 18, 2011 Missud filed in District Court as a CCP§1021.5 Private Attorney General on behalf of the public because the state courts were obviously abusing the FAA to funnel unsuspecting litigants to their colleagues who lie in wait to fleece non-corporate citizens at the private, corporate-favoring ADR companies which exist throughout America as a cancer on Democracy.

On May 9, 2011 Missud registered his US Supreme Court Amicus Brief as docket #4. He detailed the two series of state court arbitrations which resulted in: (1) A half million dollar fraud on a first targeted citizen and decree for judicial foreclosure of his

condominium to pay that extortion; and (2) the million dollar fraud on a second targeted foreign national and her resident Attorney-In-Fact who is somehow on the hook for all of Allstate's costs. The Amicus Brief details how a half dozen state judges abuse the 'doctrine of judicial immunity' to steal millions from citizens compelled into federal arbitration by other judges.

From May 2011 through February 2012 Missud filed thousands of documents supporting his allegations of judicial corruption including over 13 non-hearsay court transcripts attached to dockets 28, 30, 40, 42, ... All these documents are deemed 100% reliable and accurate. On the other hand, the defendant judges, arbitrator, and ADR Services Inc. motioned to dismiss based on absolute judicial and sovereign immunity, and nothing else. They don't want any of the court-reported judicial admission-impeachments considered, and presume that 'judicial immunity' is a carte-blanche to violate the 226 Y-O Constitution and its Bill of Rights. On February 2, 2012 Missud filed three pleadings, the first setting up state judge Cheng in CGC-11-511994. The two subsequent filings are proof of how easy it is to set-up corrupt judges in real time. All three pleadings bracket a rigged hearing held before Cheng who was predicted to: violate Cunningham's rights, neither allow his testimony nor provide a record, and then file a dispositive order.

Six days later on February 8, 2012 a hearing was held before District Judge Hamilton [B:1-30]. This

was when things got really, really interesting. Rather than champion the FEDERAL Arbitration Act and Rules, which California's judges violated willy-nilly, Hamilton sided with her state court colleagues after ignoring all registered pleadings and oral argument. For instance, at Appendix B:27/4 Missud launched into a discussion of *AT&T v. Concepcion* wherein the conservative majority 'guaranteed that arbitration is fundamentally fair and civil rights are upheld for 311 million Americans.' Minutes before Missud delved into some transcribed facts of appeal A130482- such as Allstate and Carbone agreeing that 32"=36" and $1476=$4000 [B:13/9]?! At B:19/13, Missud explains to Hamilton that state judges violate FAA §§2,10 and then claim "judicial immunity" when caught. Thereafter, all judicial defendants hid behind the veil of judicial immunity arguing that: as long as a judge wears a black robe but ignores all facts and law to favor corporate special interests and their highly paid colleagues, such conduct is beyond reproach and in conformity with democratic process. At B:24, Hamilton is notified where to look in the permanent, self-authenticating record for Woolard's admission that she has no power to order Finkelson to pay anything, and yet forces him pay Allstate $$$$56,080 [D:54/26-55/8 and 61]. That argument and pin-citing to transcripts was all for naught because.... By February 13, 2012 Hamilton ordered and ruled that no matter what was alleged and proven in pleadings, from transcripts, or at

oral argument, "plaintiff's complaint ultimately encounters a hurdle that no amendment can overcome: judicial immunity" [B:31-36 at 34/5]. In other words, judicially immune judges can over-ride FAA§§2,10; SCOTUS holdings in *AT&T*; and fundamental rights codified in the US Constitution for over 226 years. That was an ENORMOUS conflict of laws which the Circuit's Court would need to address.....

Ninth Circuit Appeal 12-15371

Missud registered only the best documents for the appeal. He was kind enough to reproduce the records directly from PACER. All the documents are 100% reliable, non-hearsay and thusly not subject to dismissal by any judge for any reason. Hamilton's decision to throw Founding Fathers', Congressional, and SCOTUS teachings out the window were detailed and yet justices Reinhardt, Wardlaw, and Bea ruled that "the questions raised in this appeal are so insubstantial as not to require further argument?!?!?!" [A:1-2]. Thereafter justices Reinhardt, Wardlaw and Bea were to decide two competing motions for sanctions, costs, and fees. In the first Motion, ADR Services, the 3rd private ADR Corporation caught rigging arbitrations, sought to have its bills paid by the federal whistle-blower who exposed it as an FAA racketeering organization. In his Counter-Motion, the federal informant protecting 313 million citizens from companie$ like the NAF, JAM$ and ADR $ervice$

which secretly rig arbitrations under the FAA with judicial assistance, seeks expenses in preserving American democracy and the US Constitution.
On December 11th, the Ninth Circuit decided ADR Service's Motion, but ignored the federal whistle-blower's Counter-Motion which is permanently registered & still pending for the world to see [A:3-4].
When the Ninth Circuit, this Country's second most influential court after SCOTUS, picks and chooses Motions to decide, deems that fundamental rights aren't so fundamental, and ignores pending Counter-Motions, that's when it's time to Petition to the highest Court in the land to intervene under its supervisory powers. Please GRANT this Petition for Review.......

RULE 10: TEN REASONS FOR GRANTING THE PETITION

A. There are TEN reasons with nationwide ramifications for granting this Petition.

1.The 9th Circuit brazenly ignored a Counter-Motion pending on the docket to prevent exposure of Federal Arbitration Act Racketeering.

2. The 9th Circuit brazenly will "not entertain" a properly filed Counter-Motion for sanctions which seeks reimbursal of costs and fees used to expose Federal Arbitration Act Racketeering, support the Constitution, and champion 313 million Americans.

3. Three 9th Circuit judges already determined that lower court judges need not follow the FAA; a ruling which conflicts with this Supreme Court's

holdings in *AT&T.* [Supreme Court Rule 10(a), clause 1].
4. The 9th Circuit's ongoing determinations have "so far departed from the accepted and usual course of judicial proceedings as to call for an exercise of the US Supreme Court's supervisory power." [Rule 10(a), clause 3].
5. The 9th Circuit already decided that state judges can violate the Federal Arbitration Act; a District judge can support that result; and that federal informants who identify judicial abuse of the 'doctrine of judicial immunity' and violations of SCOTUS holdings in *AT&T* should not be recompensed for their substantial efforts in upholding the Constitution. [Rule 10(c)].
6. California's Supreme Court already decided that the FAA should not be followed, and state judges' violation of the federal Congressional Act is "judicially immune" in S206342. [Rule 10(b)].
7. California's First District Court of Appeal Division II will soon also decide whether the FAA should be followed, or whether state judges' violation of the federal Congressional Act is "judicially immune" in A134206. [Rule 10(b)].
8. This Petition is only the first of three opportunities for review. A 2nd petition will seek review of the dispositive order in S206342 [original case CGC-07-464022]; and a 3rd will seek review of another inevitable dispositive California Supreme Court ruling for appeal A134206 of original case CPF-10-510760. See Appendix F.

9. This 1st of 3 Petitions has national importance to the millions of other Americans judicially compelled into arbitration every year; and who stand to lose hundreds of millions of dollars at rigged judicially-compelled arbitrations.

10. This Petition corroborates that Minnesota's Attorney General and San Francisco's City Attorney were correct in filing suit against the NAF which was banished from Minnesota and California for rigging arbitrations to favor the corporate and other special interests. JAM$ and ADR $ervice$ are no better. See Appendix G.

CONCLUSION

Sooner or later, this Supreme Court will have to address and acknowledge that:

1. Judges, ADR firms, and their supposed 'neutrals' are abusing the doctrine of judicial immunity to violate the FAA to favor corporate and other special interests;
2. The 'neutrals' working at private ADR firms have incentive to rule in favor of the corporate and other special interests which regularly hire them as 'neutrals;'
3. Approximately 75% of the 'neutrals' are retired judges who have enormous conflicts of interest to rule in favor of the corporate and other special interests;
4. The remaining 25% of the 'neutrals' are well-connected former attorneys who have enormous

conflicts of interest to rule in favor of the corporate and other special interests;
5. The Federal Arbitration Act is but a corporate means to buy justice and 'neutrals' at the private, wildly lucrative, quasi-judicial arbitration forums;
6. The survival of American democracy is paramount; and court corruption can not be allowed to destroy this nation.

Submitted,
Patrick Missud
Patrick Missud;
Pro-Se Attorney and Federal Informant.
91 San Juan Ave. SF, CA, 94112
(415) 845-5540 Phone; 584-7251 Fax

UNPUBLISHED
UNITED STATES COURT OF APPEALS
FOR THE NINTH CIRCUIT
PATRICK ALEXANDRE MISSUD, I,
Plaintiff - Appellant,
v.
SAN FRANCISCO SUPERIOR COURT;
et al.,
Defendants - Appellees.
No. 12-15371
D.C. No. 4:11-cv-01856-PJH
Northern District of California, Oakland

ORDER

Before: REINHARDT, WARDLAW, and BEA, Circuit Judges.

We have reviewed the record and appellant's opposition to appellees' motions for summary affirmance and we find that the questions raised in this appeal are so insubstantial as not to require further argument. *See United States v. Hooton*, 693 F.2d 857, 858 (9th Cir. 1982) (per curiam) (stating standard); *Cleavinger v. Saxner*, 474 U.S. 193, 200 (1985) (absolute immunity extends to judges and certain others who perform functions closely associated with the judicial process); *Wasyl, Inc. v. First Boston Corp.*, 813 F.2d 1579, 1582 (9th Cir. 1987) (arbitrators are immune from civil liability for acts arising out of their arbitral functions and

duties); *Greater Los Angeles Council on Deafness, Inc. v. Zolin*, 812 F.2d 1103, 1110 (9th Cir. 1987) (suit against the Superior Court is a suit against the State and is barred by the Eleventh Amendment); *United States v. City of Hayward*, 36 F.3d 832, 838 (9th Cir. 1994) (noting that courts have held that a sponsoring board or organization will not be liable for an arbitrator's decisions). Accordingly, we grant appellees' motion to summarily affirm the district court's judgment. The pending motion is denied as moot.
AFFIRMED.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
No. C 11-1856 PJH

PATRICK A. MISSUD,
Plaintiff,
v.
SAN FRANCISCO SUPERIOR COURT,
et al.,
Defendants.
_______________________________/

ORDER GRANTING MOTIONS TO DISMISS

Defendants' motions to dismiss plaintiff's first amended complaint came on for hearing on February 8, 2012 before this court. Plaintiff Patrick A. Missud ("plaintiff"), an attorney licensed to practice in California, appeared in pro per. Defendant Michael Carbone ("Carbone"), an arbitrator, appeared through his counsel, James Wagstaffe. Defendant ADR Service, Inc. ("ADR") appeared through its counsel, Stephen Ellingson. Defendants San Francisco Superior Court ("SF Superior"), Judge Charlotte Woolard ("Woolard"), and Judge Loretta Giorgi ("Giorgi") appeared through their counsel, Kimberly Drake. Having read all the papers submitted and carefully considered the relevant legal authority, the court hereby GRANTS all defendants' motions to dismiss as follows.

Plaintiff's complaint generally alleges that San Francisco Superior Court administers an ADR program, pursuant to which superior court judges force litigants into mediation or arbitration against their will. According to the complaint, the prescribed ADR program is fraught with "Federal Arbitrations Act violations, Due Process offenses, and criminal racketeering by court officers." See Amended Complaint, at 2:2-14. Beyond this, the details of plaintiff's allegations are elusive; the complaint is loaded with vague, conclusory, and hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also notes that some of the allegations are quite reckless given plaintiff's status as an officer of the very court he is suing. The complaint makes no meaningful attempt to connect any specific action undertaken by an individual defendant to a clearly stated legal theory, let alone does the complaint attempt to specify the manner in which any individual defendant has violated the law. These infirmities alone are sufficient to demonstrate plaintiff's failure to meet the minimum pleading standard required by Federal Rule of Civil Procedure 8. See Fed. R. Civ. P. 8(a)(2)(complaint must include a "short and plain statement of the claim showing that the pleader is entitled to relief"). Nonetheless, the court has attempted – as have defendants – to analyze the substance of plaintiff's allegations, only to conclude that plaintiff's stated claims are implausible and/or

woefully deficient. Plaintiff fails to allege any detailed facts establishing any pattern of racketeering activity by defendants connected to any enterprise engaged in interstate or foreign commerce, upon which a RICO claim may be premised; and also fails to set forth any detailed allegations explaining which defendants, and how defendants are engaged in an unfair business practice in violation of Cal. Bus. & Prof. Code § 17200. Plaintiff's claim pursuant to 18 U.S.C. § 225 is legally impermissible, because it is a criminal statute for which no private right of action is available or may be inferred. And plaintiff's claim under the Federal Arbitration Act is also critically flawed, since the Act itself is not a source of independent federal question jurisdiction, and the complaint does not independently allege a viable basis upon which to exercise subject matter jurisdiction. See Moses H. Cone Memorial Hosp. v. Mercury Const. Corp., 460 U.S. 1, 25 n. (1983).

In sum, plaintiff's complaint is deficient in plausible allegations of fact and valid corresponding theories of relief, such that it falls far short of acceptable pleading standards. Dismissal is therefore warranted, consistent with the holdings of Bell Atlantic Corp. v. Twombly, and Ashcroft v. Iqbal. See 550 U.S. 544, 553-56 (2007); 129 S. Ct. 1937, 1950 (2009). While a dismissal for failure to set forth a sufficiently plausible claim for relief under Twombly and Iqbal would normally be accompanied with a grant of leave to amend in

order to provide plaintiff with an opportunity to cure the deficiencies noted in his complaint, leave to amend is not appropriate here. For apart from the insufficiency of plaintiff's substantive allegations, plaintiff's complaint ultimately encounters a hurdle that no amendment can overcome: judicial immunity. Judicial immunity is a "sweeping" form of immunity that applies to claims against judges acting in their official capacities. See Forrester v. White, 484 U.S. 219 (1988). Such immunity applies "however erroneous the act may have been, and however injurious in its consequences it may have proved to the plaintiff." See Cleavinger v. Saxner, 474 U.S. 193, 199-200 (1985) (citations omitted). Nor can the exemption of judges from civil liability be affected by the motives with which their judicial acts are performed. See id. The immunity afforded judicial decision-makers has been extended to public and private arbitrators, for acts within the scope of their duties and within their jurisdiction. Wasyl, Inc. v. First Boston Corp., 813 F.2d 1579, 1582 (9th Cir. 1987)("case law dictates that arbitrators are immune from civil liability for acts within their jurisdiction arising out of their arbitral functions in contractually agreed upon arbitration hearings"). Judicial immunity has also been extended to the sponsoring arbitration organizations, for the same reasons that the immunity applies to individual arbitrators. See La Serena Properties v. Weisbach, 186 Cal. App. 4th 893, 901-02 (2010)("[i]n determining whether

absolute immunity applies to the conduct of a public or private arbitrator, "the courts look at 'the nature of the duty performed [to determine] whether it is a judicial act")("[w]here immunity applies, it likewise shields the sponsoring organization, such as AAA here, from liability arising out of the quasi-judicial misconduct alleged"). Here, the doctrine covers all claims against defendants Carbone, Woolard, Giorgi, and ADR. The gravamen of plaintiff's amended complaint is: that the arbitrators in underlying arbitrations (including Carbone) refused to take into account certain "facts," and issued decisions in contravention of plaintiff's evidence; that Carbone's rulings were unjustified, and premised on and procured by fraud; and that Judges Woolard and Giorgi wrongfully sent plaintiff's clients to arbitration, and wrongfully decided the motions to confirm the arbitration award, as well as the motions for reconsideration in connection with those decisions. See, e.g., Reply Br. at 4:12-5:2. Thus, the gravamen of plaintiff's complaint derives from acts and conduct undertaken by Carbone, Woolard and Giorgi in the scope of their roles as arbitrator and neutral judicial decision-makers. This is precisely the type of conduct to which judicial immunity applies. While plaintiff argues in a conclusory fashion that these defendants' actions fall outside the scope of their roles as neutral decision-makers because such actions were conducted in furtherance of a criminal racketeering

scheme, the actual facts alleged suggest only that the decision makers acted within the scope of their jurisdiction and authority and that plaintiff was displeased with the outcome. Accordingly, defendants Carbone, Woolard, and Giorgi are all entitled to judicial immunity. By virtue of its role as the sponsoring arbitral association, judicial immunity is extended to defendant ADR, as well.

Finally, defendants also correctly note that it is beyond question that San Francisco Superior Court is an arm of the state. See Greater Los Angeles Council on Deafness, Inc. v. Zolin, 812 F.2d 1103, 1110 (9th Cir.1987) (holding that "a suit against the Superior Court [of California] is a suit against the State, barred by the Eleventh Amendment"). As such, the Eleventh Amendment precludes plaintiff's claims against it.

In sum, and for all the foregoing reasons, the court GRANTS defendants' motions to dismiss plaintiff's amended complaint. Because amendment would be futile by virtue of the judicial and Eleventh Amendment immunities applicable to defendants, the dismissal is with prejudice. Additionally, as noted on the record, the California State Bar and the Commission on Judicial Performance, are dismissed for plaintiff's failure to serve them during the ten months following the filing of his original complaint. Although a dismissal under Fed. R. Civ. P. 4(m) is without prejudice, it is apparent that these two defendants would be entitled to the same Eleventh Amendment

immunity that applies to the superior court. Lastly, the multiple additional filings by plaintiff, including a motion to amend/correct the complaint to conform to proof and requests for judicial notice, are DENIED because they are both substantively deficient and moot in light of this order of dismissal. The Clerk shall close the file.

IT IS SO ORDERED.

Dated: February 13, 2012

PHYLLIS J. HAMILTON
United States District Judge

PROOF OF SERVICE:

I am a citizen of the United States; I am over 18 years of age; my address is: 91 San Juan Avenue, San Francisco, California, 94112; I am employed in the County of San Francisco, where this mailing occurred. On 2-7/8-13, [per email and USPS POS] I served the following documents:

PETITION FOR WRIT FOR CERTIORARI

By placing true copies thereof alternatively in the mail by fax, hand delivery, and/or email:

U.S. Supreme Court
One First Street, N.E.
Washington DC, 20543
Confirmed Priority/Express per postal receipt

U.S. Solicitor General, Room 5614
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001

Dewey Wheeler
McNamara, Ney, Beatty Fax: 925-939-0203
P.O. Box 5288
Walnut Creek, CA, 94596
Dewey.Wheeler@McNamaraLaw.com

San Francisco Superior Court......350 McAllister St.
California Court of Appeal, Supreme Court, and Attorney General (Suite 11000)...400 McAllister St.
San Francisco, CA, 94102

Attorneys and interested parties in related cases and appeals: CGC-07-464022, CPF-10-510760, A130482, A134206, 11-CV-1856, 12-15371, ...

I declare under the penalty of perjury under the laws of California that the forgoing is true and correct.

Patrick Missud 2-7-2013
Patrick Missud Date

VERIFICATION AND PLEADING LENGTH

I, Patrick Missud am the Pro-Per Petitioner in the above-entitled action. I'm also an 18 USC§1513 informant. I prepared the foregoing Petition and therefore know the contents thereof. The same is true of my own knowledge, except as to those matters that are therein alleged on information and belief, and as to those matters, I believe it to be true. This Petition conforms to pleading standards, is 6499 words, and written in 12 point Century. I declare under penalty of perjury under federal laws that the foregoing is true and correct. When called upon to testify as a witness, I can and will do so competently. This declaration was executed in the County of San Francisco.

Patrick Missud 2-7-13
Patrick Missud Date

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

William K. Suter
Clerk of the Court
(202) 479-3011

April 15, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick Alexandre Missud
v. Superior Court of California, San Francisco County, et al.
No. 12-7817

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



William K. Suter, Clerk

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

William K. Suter
Clerk of the Court
(202) 479-3011

April 15, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. Securities and Exchange Commission, et al.
No. 12-8191

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



William K. Suter, Clerk

No. 13-5888

IN THE SUPREME COURT
OF THE UNITED STATES

PATRICK A MISSUD
Petitioner
vs.
STATE OF NEVADA ET AL.
Respondents

ON PETITION FOR A WRIT FOR CERTIORARI
TO AND REGARDING THE NINTH CIRCUIT
COURT OF APPEAL; NORTHERN CALIFORNIA
DIVISION; 12-15658

OPENING BRIEF

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540, 584-7251 ph/fax
missudpat@yahoo.com
Pro-Se Attorney;
18 USC§1513 Federal Informant;
31 USC §3279 Qui-Tam Relator;
CCCP§1021.5 Private Attorney General;

QUESTIONS PRESENTED

(i) The following Questions Presented are super simple and impact 100 Million people residing within the 9th Circuit. 9th Circuit and District judicial corruption is proven with nothing but judicial admissions and FRE Rule-803 hearsay exempt evidence. If thi$ Koch Brother$ bought U.S. $upreme Court doe$n't grant review of this Writ, then it will have violated federal rules of evidence, the Constitution, and Bill of Rights. The five conservative$' decision to deny review will be a high crime and misdemeanor, and treason, both of which suitable for impeachment, indictment, and imprisonment for 18 USC §§201, 1962, 2341 etc.

(1) Was it legal or 18 USC §201 Corrupt for District judge Chen to ignore that jurisdiction exists over the $6,000,000,000+/- D.R. Horton Corporation [DHI] in California, especially since the Fortune-500 Company purposefully availed it$elf of California law in San Diego's *Wilson v. D.R. Horton Inc.* C:08-592-BEN-RBB, wherein the corporate 'citizen' Motioned District judge Benitez to order a rigged judicial arbitration before retired judge William Pate who worked at the award-rigging JAM$ arbitration mill, and $ecretively concealed DHI'$ 27-state predatory lending, -the same kind which caused the $4 Trillion Mortgage Meltdown in November 2008 [C:11-3567 #88; 08-592 #10, 23, 26]?

(2) Then, was it legal or 18 USC §2341 Treasonous for Circuit judges Leavy, Thomas, and Murguia to

also completely ignore that Fortune-500 D.R. Horton Inc. purposefully availed it$elf of California law in the *Wilson* case, and entirely exclude that fact from their Memorandum Affirming Chen although that was the main issue under appeal [12-15658 #41]?
(3) Third, did Chen (and Alsup) abuse his judicial discretion by issuing a pre-filing order constructively locking Federal Informant Missud out of his court so that the whistle-blower couldn't further expose the 9th District-Circuit'$ corporate corruption with its own damning records including official court transcripts and orders [C:12-5468 #184]?
(4) Was Chen's Bar Complaint 12-O-12270, filed just ten days after di$mi$$ing $6 Billion DHI from suit, his futile attempt at 18 USC §1513(e) Retaliation against Federal Informant Missud who'd already provided law enforcement with prima-facie, self-authenticating, and FRE Rule-803 hearsay exempt proof that the Fortune-500 builder targeted consumers in 27 states for financial predation by illegally tying predatory loans to home sales in violation of RESPA, the Sherman and Clayton Antitrust Acts, and *Fortner Enterprises Inc. v. U.S. Steel Corp.* 394 U.S. 495 (1969)?
(5) Then, was it legal or more 18 USC §1962 Racketeering for Circuit judges Leavy, Thomas, and Murguia to discount Chen's intentional ignorance that DHI in-fact subjected itself to jurisdiction in the *Wilson* case, [3-9-12 Transcript C:11-3567 #110:4/15], and that Chen then quickly

filed his Bar Complaint on 4-2-12 to disbar Missud; or was all that just their scheme to illegally and unconstitutionally 'take' Missud's Bar license without due process of the laws because the federally-protected whistle-blower is using it to expose the corporate-bought judiciary?
(6) Is it legal or simply criminal for ju$t a handful of $upposedly 'judicially-immune' judge$ like Chen, Leavy, Thomas, and Murguia to allow corporate 'people' and other $pecial intere$t$ like: $6 Billion D.R. Horton; Countrywide-BofA; Well$ Fargo; ..... to $teal billions from 314,000,000 real flesh-and-blood citizens?
(7) Wa$ District judge Portue$' impeachment for taking bribes for his $upposedly 'judicially-immune' decisions just an aberration, or part of a larger RICO $cheme that all judge$ abu$e because ab$olute judicial immunity corrupt$ ab$olutely?
(8) Were judge$ Conahan and Ciavarella'$ convictions for million-dollar kick-back$ just an aberration, or part of a larger RICO $cheme that all judge$ abu$e because ab$olute judicial immunity corrupt$ ab$olutely?
(9) Was West Virginia Appellate judge Benjamin'$ two-time, corporate-favoring decision in *Massey* the result of fairness and equality under the laws, or due to Blankenship'$ $3 Million campaign donation and abu$e of *Citizen$-United* mixed with 'ab$olute judicial immunity' which corrupt$ ab$olutely?
http://www.oyez.org/cases/2000-2009/2008/2008_08_22

(10) Was Chen'$ April 2, 2013, 18 USC §1513(e) Retaliatory Bar Complaint requesting that Federal Informant Missud be investigated, hi$ effort to rig Missud's disbarment so that his ultra-corrupt judiciary could continue accepting corporate-bribes for their official decisions selling-off the nation to the $special interests every day, *even by $COTU$' Citizen$-United con$ervative majority?*
(11) Did Chen declare Missud "vexatious" because he and his ultra-corrupt colleagues didn't want to be exposed like Porteu$, and want to stay out of prison where they'll otherwise serve life sentences like Conahan and Ciavarella?
(12) Did this U.S. Supreme Court order Missud's July 1, 2013 "Involuntary Disbarment" because it wants to invoke $COTU$ Ru$e-8 to conceal the Koch Brother$' $cheme to take over the nation?
(13) Do the Koch$, Clarence Thoma$, and Antonin $calia routinely meet at Heritage Foundation fundraisers to plot how to commandeer all three branches of government so that the corporate oligarchs can rule over 314,000,000 bourgeoisie?
(14) Did the Koch Brother$ draft *Citizen$-United* for Anthony Kennedy $o that $heldon Adel$on and his Brother$ could install Mitt Romney as Chief Executive so that he could in-turn give them, Chamber of Commerce Corporation$, and Wall Street everything they wanted- an unfettered ability to fleece the masses and destroy America?
(15) Wa$ it the oligarch$' and con$ervative majority's $cheme to in$tall a figure head in the

oval office so that they could then eviscerate any and all law enforcement or regulation that would reign-in corporate predation of the masses thereby converting America's democracy into a banana republic?
(16) Wouldn't the Founding Fathers have been appalled with the five $COTU$ con$ervative$' desecration of the Constitution and Bill of Rights, and attempted destruction of the nation that the Founders created in 1776?
(17) Isn't the above subversion of America, a high crime and misdemeanor, and an act of treason?
(18) Won't $calia, Thoma$, Kennedy, Alito and Robert$ be indicted for treason if they ignore the diamond hard facts of this Writ and deny review to conceal that they've already committed treason for which they now have to be imprisoned?

LIST OF PARTIES AND CERTIFICATE OF INTERESTED ENTITIES

All parties do not appear on the cover page's caption of the case. A list of all parties to the proceeding in this Court whose judgment is the subject of this Petition is as follows- All judges who've illegally concealed DHI'$ multi-billion dollar fraud on citizens in 27 states and the U.S. government including: Curtis Coltrane, Bonnie Bulla, Elizabeth Gonzalez, Kristina Pickering, Ron Parraguirre, James Hardesty, Mark Gibbons, Michael Cherry, Nancy Saitta, Michael Douglas, Loretta Giorgi, Elaine Wick, Peter Busch, Harold Kahn, Paul Alvarado, William McGuiness, Stuart Pollak, Martin Jenkins, Tanil Cantil-Sakauye, Carol Corrigan, Joyce Kennard, Kathryn Werdegar, Ming Chin, Marvin Baxter, Goodwin Liu, Saundra Armstrong, Roger Benitez, Roger Hunt, Edward Chen, Donna Ryu, William Alsup, Alex Kozinski, Ronald Gould, Richard Clifton, Jay Bybee, Harry Pregerson, Susan Graber, Stephen Trott, Richard Paez, Edward Leavy, Sidney Thomas, Mary Murguia, ...

Buying these 42 supposedly 'judicially-immune' judges is all it takes for DHI to save itself from bankruptcy and disgorging at least $1 Billion in illegally earned RICO proceeds and $3 Billion more in treble damages for defrauding citizens and the U.S. Government. That's about $100,000,000 $aved per 'judicially-immune' judge.

vii.

On July 20, 2010 Clark County's Presiding judge Elizabeth Gonzalez $old her decision to the *Citizen$-United* company, and ever since, judge after 'judicially-immune' judge ha$ had to rubber-$tamp her corrupt decision. Thi$ cover-up i$ far wor$e than her original trea$on. It'$ exposed the judiciary's complete corporate corruption all the way up to $COTU$. Therefore, *five additional Interested parties* in this Petition are the very people who have to rule on it- *Citizen$-United* $upporter$ Kennedy, $calia, Robert$, Alito, and Thoma$.

Further, the California and Federal Departments of Justice, Washington D.C.'s Public Corruption Unit, Federal Bureau of Investigation, Judicial Watch, Public Citizen, ACLU, and countless consumer protection agencies in all 27 states where DHI does business are also Interested Entities to this Petition.

RULE 29.6 CORPORATE DISCLOSURE STATEMENT

The NYSE-listed D.R. Horton Corporation [DHI] which bought: Nevada's Clark County and $upreme Courts; San Francisco Superior Court; First District Court of Appeal; California Supreme Court; 9th District and Circuit'$- Orders, Rulings, and Decisions, is worth approximately $6.2 Billion at market close August 12, 2013. DHI already bought favorable judicial deciion to survive as a corporate 'person,' so all judges past and pre$ent have enormous$ *Citizen$-United* conflict$ of intere$t.

TABLE OF CONTENTS

x.

INDEX OF APPENDICES which accompany this Opening Brief

All exhibits are self-authenticating and/or official government/court records. DHI's admissions are FRE-803 hearsay exempt. Therefore all exhibits in support of this Petition must be acknowledged and considered by this United States Supreme Court which will decide whether or not to grant certiorari.

All orders, rulings, transcripts and other evidence listed below are available and cross referenced in a variety of official court databases. For instance, the March 19, 2012 transcript for San Francisco Superior Court case CPF-10-510876 is registered in District Court C:12-3117 as docket #142-6,7,8. Some state courts like San Francisco's $uperior Court don't provide total clarity, judicial transparency, or public access to all Documents ,therefore said Documents filed in state cases and appeals were concurrently registered in PACER's public database, -*until Chen and Alsup revoked ECF filing privileges to conceal their own and colleague$' judicial RICO. $ee C:12-5468 #184 and C:12-3117 #175.*

xi.

FEDERAL RULES OF EVIDENCE RULE-803 EVIDENCE WHICH MUST BE ACKNOW-LEDGED BY THIS CON$ERVATIVE MAJORITY-CONTROLLED U.S. SUPREME COURT:

(1) Jurisdiction over DHI exists per Ninth District of California, San Diego Division, C:08-592-BEN-RBB #10 & 26 et al.;

(2) Chen knew jurisdiction exi$ted over DHI, yet di$mi$$ed it from $uit based in lack of jurisdiction: C:11-3567 #'s 88 [Order], 89 [Ruling], 110 [Transcript];

(3) Judges Benitez and Pate rigged a judicial arbitration in San Diego which DHI Motioned to Compel: JAM$ #1240019476, April 30, 2009; and C:08-592 #32-34;

(4) The NAF which hires retired court judge$/arbi-traitor$ like Pate wa$ exposed rigging arbitrations in two states on behalf of corporate and other $pecial inter$t$ like bank$ and credit card companie$:
http://pubcit.typepad.com/clpblog/2009/07/consent-decree-in-minnesota-v-naf.html and
http://legalpad.typepad.com/my_weblog/2009/07/a-theory-on-minnesotas-quickie-settlement-with-the-national-arbitration-forum.html

(5) ADR Services and JAM$ -which employed arbi-traitor $$Pate$$, were also exposed rigging arbitrations just like the NAF with their own retired judge$/arbi-traitor$ who claim "absolute judicial immunity" when caught violating laws and ignoring all fact$ to favor the corporate and other

$pecial intere$t$ which expect rigged award$: $ee SCOTUS Writ 12-7817 [Review Denied April 15, 2013 because $COTU$ can't and won't admit that judge$ are thieve$];
(6) $COTU$' *Citizen$-United* decision gave corporations unlimited influence over elections and government by allowing corporate ca$h to flood Congre$$ and the Court$;
(7) $COTU$' *AT&T Mobility v. Concepcion* decision gave corporations unlimited power, overwhelming leverage, and complete cover when at $uper-$ecretive arbitration$ where they get rigged award$ at NAF, ADR$, and JAM$ and can bury $uch thing$ a$ DHI'$ 27-state predatory lending, consumer extortion, antitrust bundling, and the origins of the $4 Trillion mortgage meltdown;
(8) At least Clarence Thoma$ and Antonin $calia are traitor$ to the United States because they've tried to sell democracy to America's enemies from within:
http://thinkprogress.org/politics/2010/10/20/125384/scalia-thomas-koch/ ,
http://thinkprogress.org/politics/2011/01/20/139866/scalia-thomas-koch-doj/ ,
http://uscode.house.gov/download/pls/18C115.txt
and http://www.law.cornell.edu/uscode/text/18/2381

TABLE OF AUTHORITIES CITED

A. CONGRESSIONAL ACTS

B. FEDERAL STATUTES, RULES, CODES

C. CASES

D. OTHER: CALIFORNIA, RULES, CODES, AND CASES

xiv.

OPINIONS BELOW

IN THE SUPREME COURT OF THE UNITED STATES PETITION FOR A WRIT FOR CERTIORARI, Petitioner respectfully prays that a Writ of Certiorari issue to review the judgment below.

On March 22, 2013, judge Chen registered C:11-3567 #88: "Order Adopting Magistrate Judge Ryu's Report and Recommendation as Modified; Granting Defendant's Motion to Declare Plaintiff a Vexatious Litigant; and Dismissing Action." Therein, Chen sold his decision to $6 Billion D.R. Horton Inc. which otherwise would have had to disgorge over $4 Billion in RICO proceeds and treble damages. Chen $aved DHI $4 Billion by: 'adopting' colleague judge Ryu'$ Report and Recommendation$; and ignored over 1500 hearsay-exempt, self-authenticating government and court record$$$$$$$$.

Then on May 21, 2013, 9th Circuit judges Leavy, Thomas, and Murguia Affirmed Chen and Ryu per Appeal 12-15658 docket #41, because doing otherwise would have immediately exposed DHI'$ *Citizen$-United* corporate purchase of Chen, Ryu and ju$tice.

JURISDICTION

Jurisdiction is invoked under 28 USC §1254(1). The 9th Circuit affirmed Chen on 5-21-13 in docket #41. This Petition for Writ of Certiorari is timely.

INTRODUCTION

Judicial graft and corruption runs rampant throughout the Country and e$pecially after the con$ervative$' *Citizen$-United* decision. Money ha$ a very direct and corro$ive effect on government and particularly when combined with ab$olute 'judicial immunity' which corrupt$ ab$olutely. Clarence and Antonin should bring thi$ up when next "in Conference" with the Koch$, *before* the next Conference, or at the next Heritage Foundation fundrai$er $$$$$$$$$$$$$$$$: http://thinkprogress.org/politics/2010/10/20/125384/scalia-thomas-koch/ and http://thinkprogress.org/politics/2011/01/20/139866/scalia-thomas-koch-doj/.

On or about February 12, 2004, 4½ years before the $4 Trillion Mortgage Meltdown nearly bankrupted America, DHI tried to extort Missud into a predatory loan. Missud turned Federal Informant [FI] and Qui-Tam Relator [QTR] the following month per FTC records contained in FOIA #2009-355:

Reference #4168305; March 23, 2004: "CH Mortgage is an in-house affiliated lender to D.R. Horton home builders. The lender will fraudulently maintain a label of "preliminary" approval on the loan and claim that lender conditions were not fulfilled to permit the builder to rescind the contract, keep the house deposits and recapture the house for resale at a higher price."

Reference #4277006; April 8, 2004: "The consumer writes to complain on D.R. Horton Inc. and CH Mortgage. The consumer reports that he was trying to have a house built by D.R. Horton, and take the financing through their in-house mortgage company CH Mortgage. The consumer was actually trying to get lending from an outside lender. The consumer states that the mortgage lender fraudulently maintained the label of "preliminary" approval on his loan thereby keeping him in-house and claimed that the lender conditions were not fulfilled to permit the builder to rescind the contract, keep the deposits, and recapture the house for resale at a higher price."
Reference #8416234; June 13, 2006; "Forwarded by U.S. Dept. of Justice. Consumer has a complaint against DHI Mortgage. Consumer states that he was approved for a loan through this company which was written by the officer providing the loan. Consumer states that he later received paperwork from a court stating that he was never approved for the loan. Consumer feels that what they did was fraudulent. Update- 7/7/08 Consumer is writing again that DHI Mortgage Co. is deceptive. Consumer goes into great detail of how this company works by getting 2% on the back of the deals. The consumer mentions D.R. Horton as an affiliate of the mortgage lender. The company is a home builder. The consumer states that he has

documentation of hundreds of people being defrauded by the company."[1]

Reference #19509123; July 10, 2008; "Consumer, apparently an attorney complains that D.R. Horton (DHI) has engaged in predatory mortgage fraud, mail fraud, and antitrust activities. Consumer offers no supporting information and chides the U.S. Government [under the Bu$h Administration] for not stopping DHI." [2]

Reference #20544996; October 10, 2008; *ONE MONTH BEFORE THE MORTGAGE MELTDOWN*: "Consumer stated in a letter that the U.S. Government [under Bu$h] has not appropriately handled DHI RICO/D.R. Horton *"clear criminality" against consumers and that DHI has corrupted the judicial system.* Consumer asked

---

[1] These hundreds of defrauded consumers were identified in records registered in District cases C:10-235, 11-3567, 12-161; Circuit Appeals 12-15658, -16602; and SCOTUS Writs 12-8191, and 12-9412, -which is in Conference on September 30, 2013: http://www.supremecourt.gov/docket/docket.aspx. Judges Illston, Chen, Ryu, Gould, Clifton, Bybee, Leavy, Sidney Thomas, Murguia, $calia, Robert$, Alito, Kennedy, and Clarence Thoma$ though failed to acknowledge that mere flesh and blood mortals are as important as a rich corporate $$citizen$$ 'who' $eek to fleece the masses.

[2] Note that the Bu$h administration was still in charge of the Executive Branch at this time. Also know that Express Mail #EB 527695415 US and other tracked USPS boxes of evidence containing 800-page files including several hundred consumer complaints and 400 pages of letters sent certified to the FTC, HUD, and SEC were positively received by Buh' $upposed 'regulators.' Delivery confirmation was down-loaded after delivery but then disappeared from USPS records: https://tools.usps.com/go/TrackConfirmAction.action

in the letter for Municipal, State and National actions against the company." [3]

Only after 'W' was termed-out and replaced by our current administration, did 314 Million real, flesh-and-blood Americans start getting a little respect.....

STATEMENT OF THE CASE

Since 2005, Petitioner Missud collected all sorts of extra-judicial Evidence proving to criminal standards that DHI'$ bu$ine$$ model is based in racketeering. Since then, court$ and judge$ have actively and repeatedly impeded collection of this Evidence proving DHI'$ multi-billion-dollar financial predation and criminal activities targeting consumers in 27 states for financial ruin. For instance, $an Francisco $uperior Court'$ judge Wick condoned and effectively affirmed DHI's Quashing Discovery during a prior Ex-Parte Motion scheduled in direct violation of *Tenderloin Housing Clinic v. Sparks* when Missud was out of town [8 Cal. App. 4th 299 (1992); http://law.justia.com/cases/california/caapp4th/8/299.html; CGC-05-444247; 10-21-05 and CGC-07-447499; 8-30-06]. Judge Busch then ignored that 13 Californians were targeted by DHI for financial ruin, and thereafter di$mi$$ed the corporate predator from $uit [447499; 1-11-07]. Clark County

[3] Note that as if by magic or peering into a crystal-ball, Missud predicted the $4 Trillion Mortgage Meltdown precipitated by DHI'$ $tyle of 27-state predatory lending.

Nevada'$ Discovery Commissioner Bulla lied about not receiving five sets of positively delivered pleadings and supporting documents served on her even in her own chamber$, and completely omitted FI Missud's claims to 1st Amendment speech and his defense of Nevadans based in NRS 41.660 [A551662; June 2, 2010]. Clark'$ Presiding judge Gonzalez: swept her courtroom of all media; entertained DHI'$ Motions for Protective Orders and to Seal designed to $uppre$$ and conceal information regarding DHI'$ targeting of families for financial predation; lied about not receiving pleadings; failed to produce public documents; and sanctioned federal whistle-blower Missud [From July 13 to October 1, 2010]. Nevada's Supreme Court ignored over 1500 self-authenticating government and court records to di$mi$$ DHI from two appeals; the 2nd appeal proving that the N$C is even willing to violate it$ own NRAP 3(A)b in six different way$ [A56502, 60563].[4] The 9th District's Armstrong failed to acknowledge an Article IV Full Faith and Credit Sister State Ruling finding DHI liable for deceptive trade practices and fraud [C:07-2625].[5] Judge Illston then dismissed all her

[4] Petition for Writ 12-9412 details how the N$C violated over a half dozen of its own NRS, NRAP, and Judicial Canons to provide cover for DHI'$ targeting of 80 families specifically identified in Nevada. Writ 12-9412 is coming up in Conference on September 30, 2013 (50 days from today).

[5] Armstrong also failed to consider Police Report #070793172 which documented Missud's truck-bombing on a night when his websites

corrupt colleague$ based in nothing but 'judicial immunity' [C:10-235]. Magistrate Ryu ignored the EC' 5-year cover-up of DHI'$ interstate RICO, and securities fraud that would even make Bernie Madoff blush. $he then di$mi$$ed the corporate watch (lap) dog from $uit despite the fact it hadn't fulfilled a 1st FOIA request for 4 years, and a 2nd under a $illy ru$e, -but it at lea$t admitted to receiving 900+ tips regarding DHI'$ criminal act$ *upon which it did nothing* [C:12-161]. Judge Chen then quashed subpoenas for production of evidence, declared Federal Informant Missud "vexatious," and issued Pre-Filing Orders to further conceal DHI'$ corporate purchase of his judiciary [C:11-3567]. Leavy, Thoma$, and Murguia ignored all the above because otherwise 314 Million people would know that the *Citizen$-United* own the court$ [12-15658]. That trio ignored DHI'$ crimes like their colleague$ Gould, Clifton, and Bybee who similarly covered for Ryu in Appeal 12-16602 by saying that DHI'$ purcha$e of the $EC wa$ "in$ignificant" and required no further argument. Even this U.S. Supreme Court refused to grant review of Appeal 12-16602 in Writ 12-8191 because it proved Madoff-II beyond criminal standards. DHI bought corrupt judge after corrupt judge, all the way up *through* the 9th Circuit, for very good reaon.....

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were getting 1200+ hits, and which exposed DHI'$ 27-state racketeering.

To maintain its corporate dominance, market $hare, and remain the Country's largest NYSE-listed, multi-billion-dollar residential builder, the publicly traded company illegally (in ultra-vires fashion not covered under its corporate charter), partakes in antitrust violations by tying home sales to mortgage services. DHI requires consumers to first place thousands of dollars into escrow Accounts and then apply for in-house mortgage loans. After thousands of dollars are put into 'forfeitable at the builder's discretion' Accounts, DHI threatens deposit forfeiture if consumers don't capitulate to bait and switch predatory loans. Consumers are left with a Hobson's choice: either lose all deposits up-front, or acquiesce to predatory loans resulting in foreclosure & bankruptcy down the road.

Cutting to the chase..... in C:11-3567, District judge $$$Chen$$$ ignored that jurisdiction exists over DHI to $ave the predatory lender/corporate *Citizen$-United* 'per$on' --'who' bankrupted thousands of real flesh-and-blood families from coast to coast-- billion$$$$$$$$ of disgorgeable racketeering proceeds.

Then in Appeal 12-15658, the Circuit'$ Leavy, Thomas, and Murguia closed ranks to give Chen more cover, because otherwise a major judicial crisis would unfold- *just like now.*

FIVE PENULTIMATE REASONS FOR GRANTING THIS PETITION

1. Granting Review of this Petition for Writ of Certiorari would support the Constitution and Bill of Rights, and guarantee that 314 Million mere mortal U.S. ¢itizens, (the non-*Citizen$-United* flesh-and-blood kind) get the same rights that Chamber of Commerce Member$ have been getting in $pade$ for year$;
2. The 400 families that Federal Informant Missud already identified would have a chance at getting back their millions which were stolen by corporate predator DHI and it$ preferred predatory lender$ Countrywide, Well$-Fargo, and other bank$;
3. 314 Million real people could get back their $700 Billion in TARP fund$ which they donated as tax payers to line the pockets of predatory lending Donald Horton, Angelo Mozillo, John Stumpf and other Wall Street mental midget$ who now have to buy favor$ from judicial mental midget$ to $tay out of pri$on for having rained destruction on America;
4. 314 million real people could get back their Country which is being $old-off to the corporate oligarch$, and by the very people who are entrusted that thi$ $#!t never happen$- the judge$$$$$$$$;
5. 314 million real people will get absolute confirmation that 'absolute judicial immunity' absolutely corrupted the judiciary, which in turn is the reason that this nation is stagnant and only works for the top .1%, *Citizen$-United*, Chamber of Commerce, and fake corporate 'people.'

10

CONCLUSIONS

I can effortlessly collate hundreds of exhibits from my reams upon reams of evidence to expose any corrupt judge that'$ cro$$ed paths with me. The hubri$-full judge$ aren't 'absolutely judicially-immune,' but rather absolutely stupid.

VERIFICATION AND PLEADING LENGTH

I, Patrick Missud am the Pro-Per Petitioner in the above-entitled action. I'm also an 18 USC §1513 informant who prepared the foregoing Petition and therefore know the contents thereof. The same is true of my own knowledge, except as to those matters that are therein alleged on information and belief, and as to those matters, I believe them to be true. This Petition conforms to SCOTUS Rule 33.1 pleading standards, is 3900 words, and written in 12 point Century.

I declare under penalty of perjury under federal laws that the foregoing is true and correct. When called upon to testify as a witness, to get at least 80 judge$ indicted for *Citizen$-United* corporate-corruption, I will do so competently. This declaration was executed in the County of San Francisco.

Patrick Missud

Patrick Missud
18 USC §1513 Federal Informant; 31 USC §3279 Qui-Tam Relator; CCP §1021.5 Private Attorney General; Whistle-Blower.

UNPUBLISHED
UNITED STATES COURT OF APPEALS
FOR THE NINTH CIRCUIT
PATRICK ALEXANDRE MISSUD, I,
Plaintiff - Appellant,
v.
STATE OF NEVADA et al.
Defendants - Appellees.
No. 12-15658
Appeal from D.C. No. 3:11-cv-03567-EMC
Northern District of California, San Francisco,
Edward M. Chen, District Judge Presiding

MEMORANDUM[6]

Before: MURGUIA, LEAVY, and THOMAS, Circuit Judges.

Patrick Alexandre Missud, I, appeals pro se from the district court's judgment dismissing his 42 U.S.C. § 1983 putative class action alleging due process and equal protection claims arising from various prior lawsuits involving a Nevada real estate transaction. We have jurisdiction under 28 U.S.C. § 1291. We review de novo both a dismissal for lack of personal jurisdiction, *Schwarzenegger v. Fred Martin Motor Co.*, 374 F.3d 797, 800 (9th Cir.

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[6] This disposition is not appropriate * for publication and is not precedent except as provided by 9th Cir. R. 36-3. The panel unanimously concludes this case is suitable for decision without oral argument. *See* Fed. R. App. P. 34(a)(2).

2004), and for failure to state a claim, *Stoner v. Santa Clara Cnty. Office of Educ.*, 502 F.3d 1116, 1120 (9th Cir. 2007). We affirm.

The district court properly dismissed Missud's claims against defendant D.R. Horton, Inc. because it neither had continuous and systematic contacts with the State of California nor availed itself of the privilege of doing business in the State to justify the exercise of personal jurisdiction over it. *See* Cal. Civ. Proc. Code § 410.10 (allowing for jurisdiction over non residents coextensive with due process requirements); *Schwarzenegger*, 374 F.3d at 800-803 (setting forth tests for general and specific personal jurisdiction under the California long-arm statute).

The district court properly dismissed Missud's claims against various state and federal judges on the basis of absolute judicial immunity because Missud failed to allege facts tending to show that these judges acted "in the clear absence of jurisdiction" in issuing adverse rulings against him in his prior lawsuits. *See Stump v. Sparkman*, 435 U.S. 349, 356-58 (1978) (unless they clearly lack jurisdiction to act, judges are absolutely immune from liability for their judicial acts even if their exercise of authority is flawed by the commission of grave procedural errors).

The district court did not abuse its discretion in entering a narrowly-tailored pre-filing order against Missud as a vexatious litigant because it carefully reviewed the relevant facts, and made

each necessary finding under the applicable factors. *See Molski v. Evergreen Dynasty Corp.*, 500 F.3d 1047, 1056 (9th Cir. 2007) (setting forth standard of review and factors to be considered before the entry of a pre-filing order against a vexatious litigant).

Missud's successive requests for the wholesale judicial notice of various documents from numerous prior proceedings for the purpose of validating his arguments and claims, set forth in his opening and reply briefs, are denied. Missud's contentions regarding alleged corruption in the federal and state judiciaries, fraud in the mortgage industry and the private financial sector, and conspiracies against him, are unpersuasive.

Issues not expressly raised on appeal, including the dismissal of Missud's claims against the remaining defendants on the basis of the *Rooker-Feldman* doctrine and for failure to serve, are deemed waived. *See Cook v. Schriro*, 538 F.3d 1000, 1014 n.5 (9th Cir. 2008).

AFFIRMED.

14

App. 2

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA
C:11-3567-EMC

PATRICK A. MISSUD,
Plaintiff,
v.
STATE OF NEVADA et al., Defendants
______________________________/

ORDER ADOPTING MAGISTRATE JUDGE RYU'S REPORT AND RECOMMENDATION AS MODIFIED; GRANTING DEFENDANT'S MOTION TO DECLARE PLAINTIFF A VEXATIOUS LITIGANT; AND DISMISSING ACTION (Docket Nos. 53, 59)

Plaintiff Patrick A. Missud, an attorney licensed in California[7] and representing himself, has filed suit against Defendant D.R. Horton, Inc. ("Horton") and numerous state and federal judicial defendants and public offices, including Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James

[7] SBN 219614

W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; the Eighth Judicial District Court of County of Clark; the State of Nevada; Susan Eckhardt; David Sarnowski; the Nevada State Bar; and Constance Akridge. Mr. Missud brings unspecified claims under 42 U.S.C. § 1983 for public corruption and civil rights violations, on behalf of an unspecified class of purported victims. First Amended Complaint ("FAC"), Docket No. 18, at 4. In response to Defendant Horton's motion to dismiss and orders to show cause issued by the Court, Magistrate Judge Ryu has issued a Report and Recommendation ("R&R"), recommending dismissal of Mr. Missud's claims against all Defendants. Docket No. 53. In addition, Defendant Horton has filed a motion to declare Plaintiff a vexatious litigant. Docket No. 59. Both matters are pending before the Court.

I. FACTUAL & PROCEDURAL BACKGROUND

In his FAC, Mr. Missud alleges broadly that Defendants, led by Defendant Horton, have "conspired to buy the judiciary, this Country and its

Constitution." FAC at 3. Mr. Missud lays much of the blame for the success of this purported conspiracy on the Supreme Court's recent decisions in *Citizens United v. FEC*, 130 S. Ct. 876 (2010), and *AT&T Mobility v. Concepcion*, 131 S.Ct. 1740 (2011), which he claims have "allowed corporate 'citizens' to buy America's court[s] and alternative dispute forum[s]." *Id.* at 2. He claims that those Defendants in the judiciary have acted with bias against him in prior proceedings due to the influence of Horton and its subsidiaries, including DHI Mortgage Company Ltd. ("DHI").[8] *Id.* at 8, 10. Although he does not describe the particular transaction(s) that give rise to his complaint, it appears the root of his dissatisfaction with Horton originates from his dealings with Horton and DHI in conjunction with his purchase of a home in Nevada. *See* 07-2625 SBA, Docket No. 38, at 1-3 (summarizing previous similar claims against same defendants). Nearly all of his allegations herein stem from judicial decisions that have disagreed with his positions, which he equates with *per se* evidence of those judges' bias and indebtedness to Horton. *See, e.g.*, FAC at 12. Although his allegations are broad and not entirely clear, he asserts, *inter alia*, the following allegations of wrongdoing against specific Defendants: Nevada

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[8] Mr. Missud does not always distinguish between D.R. Horton, Defendant in this action, and DHI Mortgage, which is not a defendant in the instant case but has previously been a defendant in other cases brought by Mr. Missud.

Division of Mortgage Lending ("NDML") Commissioner Susan Eckhardt – Plaintiff alleges that Commissioner Eckhardt wrongfully refused to investigate consumer complaints against Horton. FAC at 5-6.

• South Carolina Special Magistrate Coltrane – Plaintiff alleges that Magistrate Coltrane wrongfully issued an injunction against picketers protesting Horton's sale of a golf course. FAC at 6-7.

• Nevada Discovery Commissioner Bulla – Plaintiff alleges that Commissioner Bulla dishonestly claimed not to have received Mr. Missud's document submissions to the court. FAC at 7.

• Nevada Judge Gonzales – Plaintiff alleges that Judge Gonzales wrongfully sealed court records "regarding DHI's interstate financial crimes," blocked media from court proceedings, struck Plaintiff's case despite its merit (according to Mr. Missud), and failed to recuse herself despite Plaintiff's motion to disqualify her based on bias. FAC at 7-8.

• Clark County's Eighth District Court & Court Executive Officer Grierson – Plaintiff alleges that these Defendants failed to respond to subpoenas to produce video evidence of Judge Gonzales's bias. FAC at 9-10.

• Nevada Commission on Judicial Discipline and Executive Director Sarnowski – Plaintiff alleges that these Defendants failed to investigate

Plaintiff's claims of judicial misconduct against Judge Gonzales. FAC at 10.

• Nevada Supreme Court – Plaintiff alleges that the Court wrongfully requested that the Nevada Attorney General investigate Plaintiff after receiving Plaintiff's amicus brief in another action, and denied his Emergency Motion to Compel production of the video and documents regarding his accusations of bias against Judge Gonzales. FAC at 11, 12. The Court also reduced the damages a jury awarded to another plaintiff (Betsinger) in another action against Horton. FAC at 11. Mr. Missud summarily alleges that the Nevada Supreme Court is "the Country's 8th most beholden state supreme court to the special interests." FAC at 12. The link Mr. Missud provides in support of this statement is an article stating that the court ranks eighth in election fundraising. *Id.*

• San Francisco Superior Court Judges Woolard and Giorgi – Plaintiff alleges that Judge Woolard confirmed an arbitration award against Mr. Missud's evidence of fraud in the arbitration proceedings. FAC at 14. Judge Giorgi then denied a motion for reconsideration of Judge Woolard's decision. *Id.* Judge Giorgi also denied a motion to vacate based on fraud an order in favor of Horton in San Francisco Superior Court case CPF-10-510876, and a later motion for reconsideration. FAC at 15. Mr. Missud states that her failure to consider his conclusive evidence renders her biased. *Id.* at 15-16.

• U.S. District Court Judge Armstrong – Plaintiff alleges that Judge Armstrong's rulings in 07-2625, another case by Plaintiff against Horton, dismissing his case for lack of personal jurisdiction and failing to consider certain evidence he submitted, were incorrect and evinced bias in favor of Horton. FAC at 17-18.
• U.S. District Court Judge Roger Benitez – Plaintiff alleges that Judge Benitez granted Horton and DHI's request for arbitration in a suit against them by five class action representatives in San Diego, 08-592-RBB, on the basis of bias. FAC at 19.
• U.S. District Court Judge Hunt – Plaintiff alleges that Judge Hunt wrongfully granted summary judgment in favor of Horton in a suit filed by a different plaintiff unrelated to Mr. Missud. FAC at 21-22.
Plaintiff asserts that Horton has essentially purchased cooperation from each of these Defendants. Mr. Missud also includes allegations of corruption among Texas officials, not named as Defendants in this complaint. *See* FAC at 22-25.[9] Plaintiff further alleges that California Superior Court Mediator/Arbitrator Michael Carbone – also not named in this action – dismissed Mr. Missud's arbitration case against Allstate Insurance on the basis of bias toward a repeat client. FAC at 13. Mr.

[9] Mr. Missud also included claims against the SEC, SEC Chairwoman Mary Shapiro, and the United States, but those parties have now been severed from this case. *See* Dkt No. 52.

Missud summarily connects this particular arbitration decision to allegations of arbitral fraud in other courts and in the media without any factual allegations as to how his particular case was improper. He requests disgorgement of profits, restitution, treble damages, injunctive relief, an order vacating prior judgments in other courts in favor of Horton, attorney's fees and costs, and prejudgment interest. FAC at 28. On December 1, 2011, Defendant Horton filed a motion to dismiss Plaintiff's complaint against it for lack of personal jurisdiction, or in the alternative, on the grounds of forum non conveniens. Docket No. 37. On December 5, 2011, Judge Ryu issued an order to show cause why the Court should not dismiss Judicial Defendants[10] on grounds of judicial immunity. Docket No. 41. On December 22, 2011, Judge Ryu

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[10] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark.

further ordered Plaintiff to show cause why the Court should not dismiss Unserved Defendants[11] on the grounds of lack of service under Rule 4(m). Docket No. 49. After reviewing the parties' submissions as to each of these issues, Judge Ryu issued an R&R recommending: (1) that Defendant Horton's motion to dismiss for lack of personal jurisdiction be granted; (2) that Plaintiff's complaint be dismissed with prejudice as to Judicial Defendants on the basis of judicial immunity; and (3) that Plaintiff's complaint be dismissed without prejudice as to Unserved Defendants on the basis of Plaintiff's failure to serve them within 120 days pursuant to Rule 4(m). Plaintiff objected to Judge Ryu's R&R and filed voluminous documents with this Court, including several Requests for Judicial Notice. *See* Docket Nos. 58, 63, 69, 71, 73, 74, 79-81, 83- 86. He has also filed requests for the Court to issue subpoenas and order U.S. Marshals to effect service on Defendants. *See* Docket Nos. 55, 65. Defendant Horton filed a Reply in support of Judge Ryu's R&R, along with a motion to declare Plaintiff a vexatious litigant, on January 25, 2012. Docket No. 59. Horton asserts that Plaintiff has filed seven frivolous lawsuits against it in Nevada and California state and federal courts since 2005, and that previous sanctions have not deterred Plaintiff

[11] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

from filing additional frivolous suits and engaging in abusive and harassing litigation tactics. Horton requests a declaration that Mr. Missud is a vexatious litigant and an order requiring him to: (1) post Security of Costs in this action in the amount of $50,000, absent which the complaint would be subject to dismissal with prejudice; (2) obtain pre-filing permission before filing any actions on his behalf or on behalf of his spouse, Julie Missud, if those complaints name as parties Horton, DHI, their affiliates, their employees, and their attorneys or other individuals associated with this action. Defendant requests that Plaintiff be ordered to provide a copy of any proposed complaint along with a letter requesting that the complaint be filed and copies of the Nevada State Court orders finding him in contempt and sanctioning him, proof of satisfaction of the Judgments of Sanctions against him, and a copy of this Court's order in this case; (3) post Security of Costs in any future action against the Parties in this matter, in an amount to be determined by this Court; and (4) pay sanctions in an amount determined by this Court and report said sanctions to the State Bar for any appropriate disciplinary review due to his violations of Local Rule 11-4. Defendant also suggests a possible order requiring Plaintiff to complete anger management and ethics continuing education. Finally, Defendant proposes that any violation of the pre-filing order would expose Plaintiff to a contempt hearing and injunctive relief consistent with the

order, and that any action filed in violation of the order be subject to dismissal. *See* Docket No. 59 at 17-18. Plaintiff opposes Defendant's motion to declare him a Vexatious Litigant. Docket No. 62.

II. DISCUSSION

A. Judge Ryu's Report and Recommendation

Judge Ryu recommends dismissing Plaintiff Missud's complaint as against all Defendants on the basis of (1) lack of personal jurisdiction as against Defendant DR Horton; (2) judicial immunity as against the Judicial Defendants; and (3) failure to effect proper service of process as against Defendants State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge. R&R, Docket No. 53, at 1-2. The Court **ADOPTS** Judge Ryu's R&R as modified herein for the reasons set forth below.

1. Personal Jurisdiction – Defendant Horton

The Court adopts Judge Ryu's R&R with respect to Defendant Horton in its entirety. Mr. Missud fails to provide any basis for challenging Magistrate Judge Ryu's conclusion that Horton has no contacts with California that would give rise to personal jurisdiction. *See* R&R, Docket No. 53, at 6-7 (concluding that filing a state court judgment in another state does not confer jurisdiction; that the Court cannot treat Plaintiff's allegations as to DHI's contacts with California as relevant to Horton's contacts because the two are "distinct legal entities" and DHI is a non-party; and that Plaintiff has failed to produce evidence of Horton's

contacts). Judge Ryu's conclusion is also in accord with the numerous other state and federal courts in California in which Mr. Missud has attempted to bring suit against Horton. Those courts have concluded that they lack personal jurisdiction over Defendant Horton. *See, e.g., Missud v. D.R. Horton, et al.*, U.S. District Court for the Northern District of California, C-07-2625 SBA, Defendant's RJN, Docket No. 61, Ex. 6 (dismissing the action for lack of personal jurisdiction and forum non conveniens); *Missud v. D.R. Horton, et al.*, San Francisco Superior Court, CGC 05-447499, Defendant's RJN, Docket No. 61, Ex. 2-4 (finding lack of personal jurisdiction with respect to Defendant Horton); *Missud v. D.R. Horton, et al.*, San Francisco Superior Court, CGC 06-457207, Defendant's RJN, Docket No. 61, Ex. 5 (dismissing action without prejudice for lack of personal jurisdiction).

2. Judicial Immunity – Judicial Defendants Judge Ryu recommends dismissing Plaintiff's complaint against the Judicial Defendants on the basis of judicial immunity. R&R at 3 ("Judges and 'individuals necessary to the judicial process' at the state and federal levels are 'generally immune from civil liability under [§] 1983.'") (quoting *Olsen v. Idaho State Bd. of Med.*, 363 F.3d 916, 923 (9th Cir. 2004) (citations and quotation marks omitted); *Meek v. Cnty. of Riverside*, 183 F.3d 962, 965 (9th Cir. 1999) (citing *Mireles v. Waco*, 502 U.S. 9, 9-10 (1991))). As Judge Ryu concluded, Plaintiff provided no evidence to support a conclusion that

Judicial Defendants acted "in the clear absence of all jurisdiction" so as to strip them of judicial immunity. *See Sadoski v. Mosley*, 435 F.3d 1076, 1079 (9th Cir. 2006) (quoting *Stump v. Sparkman*, 435 U.S. 349, 356-57 (1978) (quotation marks omitted)). While Plaintiff asserts that they acted without authority, he fails to explain how they have done so. *See* Obj. at 3. In fact, Plaintiff's own allegations evince otherwise, as his complaint about Judicial Defendants is not that they had no authority to act, but that they made the wrong decisions. *Id.* at 3-
4. Judge Hamilton has just so ruled in another case involving Plaintiff, filed against some of the same Judicial Defendants as the instant case. *See Missud v. San Francisco Superior Court et al.*, 11-1856 PJH, Docket No. 54, at (granting motion to dismiss complaint against, *inter alia*, Judges Woolard and Giorgi, among other judicial defendants not named in this action, on the basis of judicial immunity). Some of the conduct alleged in this case against Judges Woolard and Giorgi – their confirmation of an arbitration award in favor of Allstate Insurance against Plaintiff – is also alleged in Plaintiff's case before Judge Hamilton and covered by her ruling on judicial immunity. *Compare* 11-3567 EMC, FAC at 14, *with* 11-1856 PJH, Docket No. 19, at 6-8. It is worth noting that, unlike federal judges who are absolutely immune from all suits, *see Mullis v. United States Bankruptcy Court*, 828 F.2d 1385, 1394 (9th Cir.

1987), state judges may, in very limited circumstances, be subject to suit under § 1983. *See* 42 U.S.C. § 1983 (as amended by Pub. L. 104-317, Title III, § 309(c), 110 Stat. 3853 (Oct. 19, 1996)) ("[I]n any action brought against a judicial officer for an act or omission taken in such officer's judicial capacity, injunctive relief shall not be granted unless a declaratory decree was violated or declaratory relief was unavailable."); *Flanders v. Snyder Bromley*, No. 09-01623 CMA-KMT, 2010 WL 2650028, at *7 (D. Colo., Jun. 30, 2010) ("If these special circumstances do not exist in a § 1983 action, absolute judicial immunity bars claims for injunctive relief.") (citing *Lawrence v. Kuenhold*, 271 F. App'x. 763, 766 n. 6 (10th Cir. 2008)); *Brandon E. ex rel. Listenbee v. Reynolds*, 201 F.3d 194, 197 (3d Cir. 2000) (same). Plaintiff has made no showing that those circumstances obtain here. Even if state Judicial Defendants were not protected by judicial immunity, Plaintiff's claims would still be barred for two reasons. First, Plaintiff's claims are barred by the *Rooker-Feldman* doctrine because he seeks to overrule previous state court rulings against him. "[A] federal district court does not have subject matter jurisdiction to hear a direct appeal from the final judgment of a state court." *Manufactured Home Communities, Inc. v. City of San Jose*, 420 F.3d 1022, 1029 (9th Cir. 2005). "As the Ninth Circuit has explained, *Rooker-Feldman* prohibits a federal district court from exercising jurisdiction over a

suit that is a 'de facto appeal from a state court judgment.'" *Khanna v. State Bar of California*, 505 F. Supp. 2d 633, 640-41 (N.D. Cal. 2007) (quoting *Kougasian v. TMSL, Inc.*, 359 F.3d 1136, 1139 (9th Cir. 2004)); *Cunningham v. Mahoney*, No. C 10-01182 JSW, 2010 WL 2560488, at *3 (N.D. Cal. June 22, 2010). Here, Plaintiff is essentially appealing various state court decisions rejecting his arguments and purported evidence of corruption on the part of Defendant Horton and the Judicial Defendants. Because Plaintiff complains "of a legal wrong allegedly committed by the state court and seeks relief from the judgment of that court," this Court lacks jurisdiction to consider his claims. *Khanna*, 505 F. Supp. 2d at 641 (quoting *Noel v. Hall*, 341 F.3d 1148, 1163 (9th Cir. 2003)).

Second, to the extent that any of Plaintiff's claims against Judicial Defendants would survive both judicial immunity and *Rooker-Feldman*, Plaintiff has wholly failed to state a claim as against any Judicial Defendant. Instead of facts, Plaintiff recounts in detail the Judicial Defendants' decisions against him and then concludes, *ipso facto*, that they are corrupt. Such allegations are entirely conclusory and therefore lacking in merit. *See Moss v. United States Secret Serv.*, 572 F.3d 962, 969, 971 (9th Cir. 2009) (assigning no weight to conclusory allegations); *see also Bell Atlantic Corp. v. Twombly*, 550 U.S. 544 (2007); *Ashcroft v. Iqbal*, 129 S. Ct. 1937 (2009). As Judge Ryu noted, Plaintiff's FAC "does not set forth clear causes of

action, but lambastes prior judicial decisions against Plaintiff, corporate influence in American politics, and pervasive corruption in the judiciaries and regulatory agencies of the United States, California, and Nevada." R&R at 2 (citing FAC at 5-28). Although a pro se plaintiff would ordinarily be given some degree of leniency, in the instant case, Plaintiff is an attorney who has filed numerous similar claims. *See Missud v. San Francisco Sup. Ct.*, No. 11-1856 PJH (N.D. Cal. April 18, 2011); *Missud v. D.R. Horton, Inc.*, No. 10-235-SI (N.D. Cal. Jan. 19, 2010); *Missud v. D.R. Horton, Inc.*, No. 07-2625-SBA (N.D. Cal. Filed May 17, 2007); *Missud v. D.R. Horton, Inc.*, No. A551662 (Nev. Dist. Ct. filed Nov. 13, 2007); *Missud v. D.R. Horton, Inc.*, No. 06-457207 (Cal. Super. Ct. filed Oct. 23, 2006); *Missud v. D.R. Horton, Inc.*, No. 05-447499 (Cal. Super. Ct. filed Dec. 9, 2005); *Missud v. D.R. Horton, Inc.*, No. 05-444247 (Cal. Super. Ct. filed Aug. 22, 2005). In each one, Plaintiff has flouted the requirements of Rule 11 and made sweeping, frivolous accusations without factual support. *See, e.g., Missud v. San Francisco Sup. Ct.*, No. 11-1856 PJH, Docket No. 54, at 2 (N.D. Cal. Feb. 13, 2012) ("[T]he details of plaintiff's allegations are elusive; the complaint is loaded with vague, conclusory, and hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also notes that some of the allegations are quite reckless given plaintiff's status as an officer of the very court he is suing.").

Accordingly, dismissal with prejudice as against the Judicial Defendants is warranted.

3. Service of Process – Unserved Defendants

Judge Ryu recommends dismissing Plaintiff's complaint as against the Unserved Defendants[12] without prejudice based on Plaintiff's failure to serve them within 120 days as required by Federal Rule of Civil Procedure 4(m). The Court finds the report correct, well-reasoned, and thorough, and **ADOPTS** the R&R in full as to Unserved Defendants.

B. Plaintiff's Requests for Judicial Notice

Plaintiff has filed sixteen requests for judicial notice in this action, totaling over 1,300 pages of documents. Plaintiff asks the Court to take judicial notice of documents that, *e.g.*, "provide proof of ALL the allegations in the [FAC]." Plaintiff's Request for Judicial Notice ("RJN"), Docket No. 58, at 2. While many of these documents (*i.e.*, filings and orders in other court proceedings) are judicially noticeable for certain purposes, such as to demonstrate the existence of other court proceedings, they are not judicially noticeable for Mr. Missud's purpose, which is to demonstrate that his arguments and allegations against Defendants are true.[13] *See* Fed.

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[12] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

[13] In addition, many of the documents contain Mr. Missud's own annotations, which are argument and not judicially noticeable.

R. Evid. 201. Other documents, such as articles about judicial fund-raising, are not judicially noticeable for any purpose, much less Plaintiff's proffered purpose of demonstrating improper conduct on the part of any Defendant. *See, e.g.*, Docket No. 58 at Chapter 5. As with Mr. Missud's other filings, he equates denial of any of his requests with corruption, such that the more he loses, the greater the proof of corruption he has purportedly unveiled. These documents are not judicially noticeable as any kind of substantive proof of his claims.

Accordingly, the Court **GRANTS** Plaintiff's Request for Judicial Notice as to the official court documents from other proceedings, and **DENIES** the request as to all other documents. In addition, the Court emphasizes that the fact it takes judicial notice of court documents does not mean that it agrees with Plaintiff's characterization of the meaning of those documents.

C. Requests for Subpoenas and Marshal Service

Mr. Missud has filed a request for subpoenas due to what he describes as officials' disregard of his previous subpoenas. Specifically, he requests that the Court sign subpoenas demanding production of video evidence, rulings, and other documents from the Nevada District Court which Mr. Missud contends would demonstrate Judge Gonzales's bias. *See* Docket No. 55-2. Similarly, at Docket No. 73, Plaintiff requests judicial notice of the fact that the California Superior Court has acknowledged

receipt of his subpoenas. However, the document to which Mr. Missud points is a letter from the Superior Court's attorney noting that a subpoena is unnecessary to obtain transcripts of proceedings. Instead, the letter provides contact information for the court reporters from whom Mr. Missud can request the transcripts he seeks. *See id.* Ex. 1. Because the Court has already dismissed Plaintiff's claims against Judge Gonzales with prejudice as described above, the Court DENIES Plaintiff's request as moot. Plaintiff also requests that this Court appoint federal Marshals to serve the Summons and complaint on state judges and officials. *See* Docket No. 55-1, 65. Plaintiff cites to Federal Rule of Civil Procedure 4(c)(3), which gives the Court discretion to order U.S. Marshals to effect service. However, most of the defendants on whom Plaintiff requests service are already covered by the Court's ruling above to dismiss the complaint with prejudice as against Judicial Defendants. Indeed, Plaintiff's request at Docket No. 65 requests service only on Judge Gonzales and Court CEO Grierson. Moreover, with respect to the Unserved Defendants, as Judge Ryu found, Plaintiff has failed to show any cause for why he has failed to properly serve Defendants prior to the Rule 4(m) deadline. Plaintiff's requests for service are well past the 120-day deadline imposed by Rule 4(m). Accordingly, the Court DENIES Plaintiff's requests to appoint U.S. Marshals to effect service on any Defendants. D. Motion to Declare Plaintiff a

Vexatious Litigant Defendant Horton has filed a motion to declare Plaintiff a vexatious litigant and to impose a pre-filing order on him. "The All Writs Act, 28 U.S.C. § 1651(a), provides district courts with the inherent power to enter pre-filing orders against vexatious litigants. However, such pre-filing orders are an extreme remedy that should rarely be used." *Molski v. Evergreen Dynasty Corp.*, 500 F.3d 1047, 1057 (9th Cir. 2007) (internal citations omitted). A pre-filing review order is appropriate if (1) the plaintiff is given adequate notice and an opportunity to oppose the order; (2) the Court compiles an adequate record for review; (3) the Court makes substantive findings as to the frivolous or harassing nature of the litigant's actions; and (4) the order is narrowly tailored "to closely fit the specific vice encountered." *Id.* (quoting *De Long v. Hennessey*, 912 F.2d 1144, 1145-48 (9th Cir. 1990)); *see also Johns v. Town of Los Gatos*, 834 F. Supp. 1230, 1232 (N.D. Cal. 1993) (applying *De Long*).

1. Notice

In the instant case, the Court finds that the notice requirement has been satisfied, as
Defendant Horton's motion to declare Plaintiff a Vexatious Litigant provided him with notice, and he has received an opportunity to be heard by filing his opposition to said motion and through the hearing set for March 9, 2012. *See Molski*, 500 F.3d at 1057 ("Molski had fair notice of the possibility that he might be declared a vexatious litigant . . .

because the district court's order was prompted by a motion filed by the defendants and served on Molski's counsel. Also, Molski had the opportunity to oppose the motion, both in writing and at a hearing.").

2. Adequate Record

The second requirement is that the Court compile an adequate record for review. "An adequate record for review should include a listing of all the cases and motions that led the district court to conclude that a vexatious litigant order was needed." *Id.* (quoting *De Long*, 912 F.2d at 1147). In the instant case, Mr. Missud has been involved in the following prior actions against
Defendant Horton, for which the record contains orders and filings supplied by the parties:

- *Missud v. D.R. Horton, et al.*, CGC 05-444247, San Francisco Superior Court. Defendant's RJN, Docket No. 61, Ex. 1. The court sustained a motion to quash service of summons and complaint on grounds of forum non conveniens and dismissed the case without prejudice on November 9, 2005.
- *Missud v. D.R. Horton, et al.*, CGC 05-447499, San Francisco Superior Court. Defendant's RJN, Docket No. 61, Ex. 2. The court sustained a motion to quash service of summons and complaint on grounds of lack of personal jurisdiction against Horton, sustained the motion on grounds of failure to effect proper service as to the remaining defendants (including DHI), and dismissed the case against Horton without prejudice on April 25, 2006.

Id. The court quashed service of summons as against the remaining defendants again on September 13, 2006. Defendant's RJN, Docket No. 61, Ex. 3. Finally, the court dismissed the action without prejudice as against the remaining defendants based on lack of personal jurisdiction on January 11, 2007. Defendant's RJN, Docket No. 61, Ex. 4.

- *Missud v. D.R. Horton, et al.*, CGC 06-457207, San Francisco Superior Court. Defendant's RJN, Docket No. 61, Ex. 5. On February 15, 2007, the court dismissed the action without prejudice against all defendants for lack of personal jurisdiction and took defendants' motion to declare Mr. Missud a vexatious litigant off calendar in light of its dismissal. *Id.*
- *Missud v. D.R. Horton, et al.*, C 07-2625 SBA, United States District Court for the Northern District of California. Defendant's RJN, Docket No. 61, Ex. 6. On October 30, 2007, the court dismissed the action for lack of personal jurisdiction, forum non conveniens, and statute of limitations. The court also issued an order noting that Plaintiff had submitted numerous postjudgment documents to the court that failed to comply with the applicable Local Rules. Defendant's RJN, Docket No. 61, Ex. 9. The court therefore ordered Plaintiff to comply with said rules, and authorized the Case Systems Administrator to "return all non-conforming papers to Plaintiff." *Id.*

• *Missud v. D.R. Horton, et al.*, No. A551662, Nevada District Court, Clark County.
Defendant's RJN, Docket No. 61, Ex. 7. In this case, the court held Mr. Missud in contempt for knowingly and intentionally violating the terms of a stipulated protective order and for sending threatening communications to witnesses and counsel involved in the litigation. *Id.* at 2. The court granted defendants an award of attorney's fees and costs in conjunction with enforcing the protective order and the contempt proceedings, in the amount of over $48,000. *Id.* at 5. The court justified its fee award in part on the basis that Mr. Missud "continuously and unrelentingly refused to comply with this Court's various Orders" and that he had engaged in "continuous improper conduct," which drove up the cost of litigation. *Id.* at 6-7. Excerpts of the transcript from the show cause proceedings before Judge Gonzales – in which Mr. Missud was instructed to show cause why he should not be sanctioned – as well as Judge Gonzales's previous order finding Mr. Missud in contempt, are also in the record, Plaintiff's Request for Judicial Notice ("RJN"), Docket No. 58, Chapter 4, as well as transcripts of previous proceedings in the matter before Commissioner Bulla, RJN, Docket No. 84, Ex. 3. On appeal, the Supreme Court denied Mr. Missud's motion for a stay, motion for a moratorium on all nonjudicial foreclosures, and motion to compel discovery on June 20, 2011, noting that Plaintiff had not sought a stay in the

district court and that such relief was unwarranted nonetheless. *Missud v. D.R. Horton, et al.*, No. 56502, Nevada Supreme Court. Defendant's RJN, Docket No. 61, Ex. 10. In addition, the court noted that "Mr. Missud's filings in this matter have been voluminous and meritless thus far. We caution him that further abuse will result in the imposition of sanctions." *Id.* The Supreme Court later affirmed the District Court's order imposing sanctions, finding that Mr. and Mrs. Missud had failed to "raise any challenge on appeal as to the district court's findings that appellants engaged in abusive litigation tactics by contacting and threatening [Horton's] employees." Plaintiff's RJN, Docket No. 58, Chapter 5, November 22, 2011 Order at 2. The Court rejected Mr. Missud's claims that the district court failed to consider his evidence, that the court violated his due process rights, and that the order was procured by fraud. *Id.* It later denied rehearing of Mr. Missud's claims in response to his petition for rehearing en banc. Plaintiff's RJN, Docket No. 74, February 24, 2012 Order.

• *Missud v. D.R. Horton, et al.*, No. 10-235 SI, United States District Court for the Northern District of California. Defendant's RJN, Docket No. 61, Ex. 8. On April 2, 2010, Judge Illston dismissed Defendant Judges Armstrong, Benitez, Edenfield, and Redinger with prejudice on the grounds of absolute judicial immunity. The court dismissed Plaintiff's remaining claims against other

defendants without prejudice based on his voluntary dismissal.

• *Missud v. D.R. Horton, et al.*, No. CPF 10-510876, San Francisco Superior Court. *See* Defendant's RJN, Docket No. 61, Ex. 12. Horton initiated this case to domesticate the Nevada State Court judgment to California. *See* Docket No. 59 at 14-15. The Superior Court, Judge Giorgi, denied Mr. Missud's motion to vacate the Nevada judgment. *See* Plaintiff's RJN, Docket No. 58, Chapter 6 (partial transcript of January 19, 2011 proceedings); *see also id* (transcript of June 30, 2011 proceedings regarding motion for reconsideration). In case no. No. A131566, the Court of Appeal, First Appellate District, struck a "Declaration in Support of Already Registered Evidence" which Plaintiff claimed listed "examples of 'official and judicial corruption' supported by citations to specified internet addresses." Defendant's RJN, Docket No. 61, Ex. 12. The court struck the declaration as unauthorized under the rules of court. *Id.* The court later affirmed the Superior Court's denial of Mr. Missud's motion to vacate the Nevada state court judgment. Defendant's RJN, Docket No. 61, Ex. 12. The Court of Appeal noted numerous "procedural inadequacies" in Plaintiff's submissions to the Court. *Id.* at 2. Nonetheless, considering the appeal on the merits, the Court found that "Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed."

Id. On further appeal in Case No. S1983532, the California Supreme Court denied Mr. Missud's request for judicial notice and petition for writ of mandate. *See* Defendant's RJN, Docket No. 61, Ex. 13; *see also* Plaintiff's RJN, Docket No. 58, Chapter 10 (attaching petition for writ of mandate).

• *Missud v. D.R. Horton, et al.*, No. 11-3567 EMC, U.S. District Court for the Northern District of California. In the instant case, Plaintiff again attempts to subject Horton to personal jurisdiction in California, despite the fact that numerous courts have already rejected such claims and despite the fact that he offers no evidence of Horton's contacts with California that would be sufficient to confer general or specific jurisdiction. In addition, as other courts have noted, Plaintiff has continued to file voluminous and procedurally improper documents with this Court, including successive requests for judicial notice discussed further below. Accordingly, given the record compiled from Mr. Missud's prior actions against Horton, listed above, and the record on file in the case at bar, the Court concludes the record is adequate for review. *Molski*, 500 F.3d at 1057.

3. Substantive Findings as to the Frivolous or Harassing Nature of Plaintiff's Actions

Under the third prong, the Court must "look at both the number and content of the filings as indicia of the frivolousness of the litigant's claims." *Molski*, 500 F.3d at 1059 (citations and quotation marks omitted). "An injunction cannot issue merely

upon a showing of litigiousness. The plaintiff's claims must not only be numerous, but also be patently without merit." *Id.* (citations and quotation marks omitted). In the instant case, the Court finds that there is a sufficient basis to conclude that Mr. Missud's litigation against Defendant Horton and its affiliates, subsidiaries, and employees has been abusive and frivolous. First, Plaintiff's claims against Horton have lacked any credible factual basis and Plaintiff has refused to comply with Court rules and procedures in making his claims. Defendant sums up the problem with Mr. Missud's tautological claims against Horton succinctly: "[H]e alleges that he lost his prior six cases against D.R. Horton because the courts were 'corrupt.' As proof, he points to the fact that he lost these six prior cases." Reply, Docket No. 70, at 6. Plaintiff's failure to comply with Rule 11 and Civil Rule 11-4 is all the more troubling given his status as a member of the California Bar. In the instant case, for example, besides his citation to § 1983 and general references to racketeering, he has failed to provide Horton with notice of any concrete claims he raises against it. Instead, his complaint is filled with summary accusations of corruption. *See, e.g.*, FAC at 4 (stating that Horton has "caused thousands of consumers' financial evisceration through illegal means and by corrupting public figures"); Objection to R&R, Docket No. 55, at 2 ("This has already become a landmark case. It already showcases

absolute corruption of 23 judges made possible by the Citizen$-United ruling which has paved a long, tortuous path for ordinary, real, flesh-and-blood, noncorporate, fleece-able, citizen-litigants."); *id.* at 5 (stating that in comparison the Defendants in this case, "Not even Hosni Mubarak financially raped Egypt quite so much."); *id.* at 12 ("Billion dollar DHI was not content with just the purchase of Nevada's di$trict and $upreme court$. DHI also had to prove that it could buy California's."). These are just a small sampling of Plaintiff's unsupported accusations against Horton and other Defendants. Plaintiff's opposition, Docket No. 67, continues this tactic, as he merely restates his conclusory claims that Horton has "bought" numerous federal and state judges and public officials, with no factual allegations to support such a claim. *See, e.g.*, Opp. at 6 (alleging that DHI "bought" Commissioner Bulla and Judge Gonzales, with no support other than the fact that those officials ruled against Mr. Missud); Opp. at 7 (speculating that Horton has wired money to the Cayman Islands as payment to corrupt judges). He also seems to assume that one decision against Horton in an unrelated case would be sufficient to constitute "proof" of his own claims. *See, e.g.*, Opp. at 7 (faulting Judge Armstrong for disregarding a verdict against Horton in a different case in Nevada state court, in which Mr. Missud was not involved). As another example, Mr. Missud filed a request for judicial notice in conjunction with his opposition to Defendant's motion to

declare him a vexatious litigant. Docket No. 63. This RJN attaches numerous documents – including purported sales numbers for DR Horton and its subsidiaries, waivers of service of summons from prior cases, a National Labor Relations Board order from an unrelated case, the stipulated protective order in the Nevada state court case, transcripts of proceedings in prior cases, affidavits of service of subpoenas, and court orders in prior cases – that are either unauthenticated, unrelated to the present action, and/or not judicially noticeable for Mr. Missud's supposed purpose of demonstrating corruption and conspiracy. These documents merely provide further support to Horton's claim that Mr. Missud's tactics are abusive and that he routinely violates the Local Rules[14] and Federal Rules of Civil Procedure.[15]

[14] Local Rule 11-4, Standards of Professional Conduct, provides in relevant part:
(a) Duties and Responsibilities. Every member of the bar of this Court and any attorney permitted to practice in this Court under Civil L.R. 11 must:
(1) Be familiar and comply with the standards of professional conduct required of members of the State Bar of California;
(2) Comply with the Local Rules of this Court;
(3) Maintain respect due to courts of justice and judicial officers;
(4) Practice with the honesty, care, and decorum required for the fair and efficient administration of justice; [and]
(5) Discharge his or her obligations to his or her client and the Court.

These tactics are similar to those for which the Nevada courts previously sanctioned Mr. Missud. *See* Defendant's RJN, Docket No. 61, Ex. 7, at 6 (Nevada District Court sanctioned Mr. Missud for "continuously and unrelentingly refus[ing] to comply with this Court's various Orders" and for his "continuous improper conduct"). In addition, California state courts have noted Mr. Missud's failure to comply with the rules and his refusal to provide cogent legal and factual bases for his

[15] Rule 11 provides in pertinent part as follows:
(b) Representations to the Court. By presenting to the court a pleading, written motion, or other paper-whether by signing, filing, submitting, or later advocating it-an attorney or unrepresented party certifies that to the best of the person's knowledge, information, and belief, formed after an inquiry reasonable under the circumstances:
(1) it is not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation;
(2) the claims, defenses, and other legal contentions are warranted by existing law or by a nonfrivolous argument for extending, modifying, or reversing existing law or for establishing new law;
(3) the factual contentions have evidentiary support or, if specifically so identified, will likely have evidentiary support after a reasonable opportunity for further investigation or discovery; and ....
(c) Sanctions.
(1) In General. If, after notice and a reasonable opportunity to respond, the court determines that Rule 11(b) has been violated, the court may impose an appropriate sanction on any attorney, law firm, or party that violated the rule or is responsible for the violation.

arguments. *See id.* Ex. 12 at 2 (California Court of Appeal noted numerous "procedural inadequacies" in Plaintiff's submissions to the Court, and found on the merits that "Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed."). Judge Armstrong has also noted Plaintiff's unwillingness to comply with Court rules in this District. *See* Order, 07-2625-SBA, Docket No. 54 (noting that Missud "has submitted numerous papers to this Court which do not conform to the local rules governing the form and manner of papers," and ordering Plaintiff to comply with the Local Rules). Accordingly, Plaintiff's failure to provide factual support for his claims and failure to comply with Court rules weighs in favor of declaring him a vexatious litigant. *See Molski*, 500 F.3d at 1059 (upholding district court's conclusion "that the large number of complaints filed by Molski containing false or exaggerated allegations of injury [and] were [therefore] vexatious"). Second, Mr. Missud appears to be motivated more by obtaining press for himself and imposing expense on Horton than by any legitimate claim for relief. In addition to his own representations to this Court in his filings, *see* Objection to R&R, Docket No. 55, at 2 ("Prior to PACER registration this pleading was transmitted to over 500 syndicated media contacts in only minutes."), Horton provides copies of Plaintiff's prior communications indicating an intent to harass and increase expense for Horton.

See Docket No. 59, Ex. A (fax from Mr. Missud to Horton counsel Odou stating that his goal was to make things "horrendously expensive" for them and that he would initiate as many class action lawsuits and investigations as possible, along with press notifications designed to embarrass Defendant). Plaintiff does not dispute the authenticity of this communication, nor its meaning. *See* Opposition, Docket No. 67, at 20 ("If these matters have become 'horrendously expensive' for DHI, then so be it."). Defendant's Reply attaches additional communications from Plaintiff to attorneys and large media lists, attempting to gain traction for his cases in the press. *See* Reply, Docket No. 70, Exs. A-C. Plaintiff's apparent intent to harass Horton through litigation regardless of how many times Horton prevails, *see* Opp. at 10 (stating that prior sanctions have not deterred him), weighs in favor of designating him a vexatious litigant. *See* Rule 11(b)(1) (requiring party to certify that filings with the Court are "not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation"); ***Eng v. Marcus & Millichap Co.***, No. C 10-05050 CRB, 2011 WL 2175207, at *2 (N.D. Cal. June 3, 2011) (considering fact that plaintiff filed suit the same day he had been declared a vexatious litigant in another court, and fact that plaintiff had sent threatening emails to defendants, as probative of his "improper purpose of harassing

Defendants" and justification for declaring him a vexatious litigant). Third, Plaintiff continues to attempt to sue Horton in California despite multiple court rulings that Horton is not subject to personal jurisdiction in California. Such conduct is harassing. *See Zaldivar v. City of Los Angeles,* 780 F.2d 823, 832 (9th Cir.1986) ("Without question, successive complaints based upon propositions of law previously rejected may constitute harassment under Rule 11."); *McMahon v. Pier 39 Ltd. Partnership,* No. C03-00251 CRB, 2003 WL 22939233, at *6, *8 (N.D. Cal. Dec. 5, 2003) (finding plaintiff had violated Rule 11 through harassing conduct and repeatedly filing claims based on the same basic issues, and using Rule 11 violations as support for declaring plaintiff a vexatious litigant). Fourth, Plaintiff's successive complaints have alleged similar misconduct against Horton and other common defendants despite multiple court rulings against him. As noted above, all of Mr. Missud's actions involving Horton appear to relate, at bottom, to his dealings with Horton and DHI in 2003 and 2004 in conjunction with his purchase of a home in Nevada and his allegations that Horton and its affiliates committed fraud and tortuous misconduct against him at that time. *See* 07- 2625 SBA, Docket No. 38, at 1-3 (summarizing three California state court claims – two of which alleged emotional distress claims and one of which alleged fraud and intentional misrepresentation claims – and 2007 federal claim before Judge Armstrong

alleging similar claims against same defendants). Judge Armstrong ruled that not only did California courts lack personal jurisdiction over Horton and its affiliates, but also that Mr. Missud's claims were barred by the statute of limitations. *Id.* at 4-7, 8-10. Rather than abandon his claims, however, Mr. Missud has simply ratcheted up his litigious conduct in the aftermath of Judge Armstrong's ruling, threatening her and other allegedly "corrupt" judges with lawsuits based on their adverse rulings. *See* 07-2625 SBA, Docket No. 45 (filing postjudgment letters accusing various judicial officers, including present Defendants Armstrong, Benitez, and Coltrane, of corruption and threatening legal action against them); *id.* Docket No. 55 (post-judgment letter indicating his intent to file RICO claims against Horton for its apparent conspiracy with judges). Plaintiff's subsequent federal suits against Horton and various judicial defendants have continued the same allegations of conspiracy and corruption. *See* 10-235 SI, Docket No. 1 (alleging racketeering, corruption, whistle-blower retaliation, and various constitutional claims against Horton and affiliates, as well as present Defendants Coltrane, Eckhardt, Armstrong, and Benitez, among others). Although Judge Illston dismissed the federal judicial defendants with prejudice based on judicial immunity, *see id.* Docket No. 47, Mr. Missud nonetheless re-names Judges Armstrong and Benitez in the instant case. Indeed, Mr. Missud

confirmed at oral argument that sanctions against him have not and will not deter him from continuing this course of conduct. Accordingly, Mr. Missud has demonstrated intent to continue frivolously litigating against Defendant Horton and others in spite of judicial rulings against him. Absent a pre-filing order, there is every indication from the record that Mr. Missud will continue to harass Defendant Horton and its affiliates and employees. Accordingly, the Court finds that Plaintiff's conduct against Horton has been both frivolous and harassing.

4. Narrowly Tailored Order

As to the fourth factor, Defendant Horton requests an order requiring the following:

(1) Post Security of Costs in this action in the amount of $50,000, absent which the complaint would be subject to dismissal with prejudice;

(2) Obtain pre-filing permission before filing any actions on his behalf or on behalf of his spouse, Julie Missud, if those complaints name as parties Horton, DHI, their affiliates, their employees, and their attorneys or other individuals associated with this action. Defendant requests that Plaintiff be ordered to provide a copy of any proposed complaint along with a letter requesting that the complaint be filed and copies of the Nevada State Court orders finding him in contempt and sanctioning him, proof of satisfaction of the Judgments of Sanctions against him, and a copy of this Court's order in this case;

(3) Post Security of Costs in any future action against the Parties in this matter, in an amount to be determined by this Court; and

(4) Pay sanctions of at least $1,000 in an amount determined by this Court and report said sanctions to the State Bar for any appropriate disciplinary review. Defendant also suggests a possible order requiring Plaintiff to complete anger management and ethics continuing education. Finally, Defendant proposes that any violation of the pre-filing order would expose Plaintiff to a contempt hearing and injunctive relief consistent with the order, and that any action filed in violation of the order be subject to dismissal. Although Defendant's requests are reasonable, they are more extreme than the orders the Ninth Circuit found to be appropriately tailored in *Molski*. In *Molski*, the district court imposed a pre-filing order that covered only "actions under Title III of the ADA in the Central District of California" and subjected such claims to a pre-filing review. *Molski*, 500 F.3d at 1061; *Cf. De Long*, 912 F.2d at 1148 (finding an order preventing the plaintiff from filing any suit in a particular district court overbroad). In the instant case, the Court finds that a narrow order requiring Plaintiff to obtain pre-filing review of any new action he files or causes to be filed against Defendant Horton or its affiliates/subsidiaries/employees in the Northern District of California is appropriate.

5. Attorney Sanctions

Finally, the Court notes that a pre-filing order is also an appropriate sanction for attorney misconduct. *See Molski*, 500 F.3d at 1062 (upholding a pre-filing order imposed against a law firm pursuant to the court's "inherent power to regulate abusive or bad-faith litigation"). Grounds for sanctioning attorneys are similar to the bases discussed above for the vexatious litigant standard, including findings that the attorney has "willful[ly] abuse[d] [] the judicial process," engaged in "bad faith conduct during litigation," "fil[ed] frivolous papers," or "violat[ed] [] ethics rules." *Id.* at 1063 (citations omitted). An attorney, like a potential vexatious litigant, must be given notice and an opportunity to be heard before imposing sanctions, and the sanctions must be tailored to the misconduct. *Id.* For the reasons stated above, Missud's conduct qualifies for the Court's discretionary imposition of sanctions, including a pre-filing order. Thus, the Court's power to sanction attorney misconduct offers another independent grounds for its order. Accordingly, Defendant's motion to declare Plaintiff a vexatious litigant is **GRANTED.**

Plaintiff is adjudged a vexatious litigant and ordered to obtain leave of Court before filing or causing to be filed any new action in this District against D.R. Horton or any of its affiliates (including DHI Mortgage), subsidiaries, and/or employees.

III. CONCLUSION

For the foregoing reasons, the Court orders as follows:

(1) Magistrate Judge Ryu's R&R is **ADOPTED** as modified herein. Plaintiff's claims against Defendant Horton are dismissed for lack of personal jurisdiction. Plaintiff's claims against the Judicial Defendants[16] are dismissed with prejudice on the grounds of judicial immunity, the *Rooker-Feldman* doctrine, and failure to state a claim. Plaintiff's claims against the Unserved Defendants11 are dismissed for failure to effect proper service under Rule 4(m). Judgment will be entered in favor of Defendants and against Plaintiff. The Clerk of the Court is instructed to close the file.

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[16] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark, State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

(2) Plaintiff's Requests for Judicial Notice are **GRANTED** as to official court documents from other proceedings, and **DENIED** as to all other documents he has submitted to this Court.

(3) Plaintiff's Requests for Subpoenas and U.S. Marshal Service are **DENIED**.

(4) Defendant Horton's motion to declare Plaintiff a vexatious litigant is **GRANTED**. The Clerk of this Court may not file or accept any further complaints filed by or on behalf of Mr. Missud (as a named Plaintiff) that name as defendants D.R. Horton or any of its affiliates (including DHI Mortgage), subsidiaries, and/or employees. If Mr. Missud wishes to file a complaint against any of these entities and/or individuals, he shall provide a copy of any such complaint, a letter requesting that the complaint be filed, and a copy of this Order to the Clerk of this Court. The Clerk shall then forward the complaint, letter, and copy of this Order to the Duty Judge for a determination whether the complaint should be accepted for filing. Any violation of this Order will expose Plaintiff to a contempt hearing and appropriate sanctions, and any action filed in violation of this Order will be subject to dismissal.

(5) Mr. Missud is forewarned that any future suit he files with the Court which does not comply with the good faith requirements of Fed. R. Civ. P. 11 will be subject to sanctions including monetary sanctions. (6) Mr. Missud is referred to the State Bar and the Standing Committee on Professional

Conduct pursuant to Civ. L.R. 11-6(a)(3)-(4) for any appropriate disciplinary action.
This Order disposes of Docket Nos. 37, 53, 59, 65.

IT IS SO ORDERED.
Dated: March 22, 2012

EDWARD M. CHEN
United States District Judge

PROOF OF SERVICE:

I'm a citizen of the United States; over 18 years of age; employed in the County of San Francisco where this mailing occurred. My address is: 91 San Juan Avenue, San Francisco, California, 94112. On 11-8-2013, or per USPS POS, I electronically served the following documents:

OPENING BRIEF

By placing a true copies attached in mail or to emails:

* U.S. Supreme Court Express Mail
One First Street, N.E.
Washington DC, 20543
* U.S. Solicitor General, Room 5614
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001
* Ann Marie Reding, Assistant U.S. Attorney
Office of the U.S. Attorney
450 Golden Gate Avenue
San Francisco, CA, 94102
* San Francisco Superior Court
350 McAllister St.
California Court of Appeal
California Supreme Court
Attorney General (Suite 11000)
400 McAllister St.
San Francisco, CA, 94102

Attorneys and interested parties including:
California and 26 other state's Attorney Generals,
various state and federal enforcement agencies,
attorneys in related cases and appeals: A551662,
A56502, A60563, CPF-10-510876, A131566,
A135015, A135531, S198352, 07-cv-2625, 10-cv-235,
11-CV-3567, 12-cv-161-DMR, 12-cv-3117-WHA, 12-15658, 12-15371, ...

I declare under the penalty of perjury under the
laws of California that the forgoing is true and
correct.

Patrick Missud	11-8-2013
Patrick Missud	Date

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

Scott S. Harris
Clerk of the Court
(202) 479-3011

December 9, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. Nevada, et al.
No. 13-5888

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



Scott S. Harris, Clerk

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

Scott S. Harris
Clerk of the Court
(202) 479-3011

October 7, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. State Bar of California
No. 12-9413

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



Scott S. Harris, Clerk

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

Scott S. Harris
Clerk of the Court
(202) 479-3011

October 7, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. D.R. Horton, Inc., et al.
No. 12-9412

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The petition for a writ of certiorari is denied.

Sincerely,



Scott S. Harris, Clerk

Supreme Court of the United States
Office of the Clerk
Washington, DC 20543-0001

Scott S. Harris
Clerk of the Court
(202) 479-3011

October 7, 2013

Mr. Patrick A. Missud
91 San Juan Ave.
San Francisco, CA 94112

Re: Patrick A. Missud
v. D.R. Horton, Inc., et al.
No. 12-10006

Dear Mr. Missud:

The Court today entered the following order in the above-entitled case:

The motion of petitioner for leave to proceed *in forma pauperis* is denied. Petitioner is allowed until October 28, 2013, within which to pay the docketing fee required by Rule 38(a) and to submit a petition in compliance with Rule 33.1 of the Rules of this Court.

Sincerely,



Scott S. Harris, Clerk

No. 12-8191

IN THE SUPREME COURT OF THE UNITED STATES

PATRICK A MISSUD
Petitioner
vs.
SEC, MARY SHAPIRO ET AL.
Respondents

ON PETITION FOR A WRIT FOR CERTIORARI TO AND REGARDING THE NINTH CIRCUIT COURT OF APPEAL; NORTHERN CALIFORNIA DIVISION; 12-16602

PETITION FOR A WRIT OF CERTIORARI

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540 phone
415-584-7251 fax
missudpat@yahoo.com
Pro-Se Attorney and
18USC§1513 Federal Informant

QUESTIONS PRESENTED

1. Are a corporation's violations of SEC Rules and Congressional Acts issues which are "substantial [enough] to require further argument" [Order #7]?
2. Was it proper for the 9th Circuit's Gould, Clifton, and Bybee to ignore that the SEC violated its own Rule 14(A)-8 for three consecutive years to cover-up a publicly traded company's corporate crimes?
3. Was it proper for the 9th Circuit's Gould, Clifton and Bybee to ignore that the SEC twice-violated the Congressional Freedom of Information Act by failing to produce documents for nearly four years to prevent exposure of a publicly traded company's corporate crimes?
4. Was it proper for the 9th Circuit's Gould, Clifton and Bybee to Affirm the District Court which allowed both the SEC and Fortune-500 D. R. Horton Corporation [DHI] to conceal material information from shareholders, and mis-inform 313 million Americans?
5. Was the SEC's 10-year non-feasance regarding Madoff's Ponzi scheme merely ignorance; or was lack of enforcement the direct result of official corruption and pay-offs to ignore crimes which cost shareholders an estimated $39 Billion?
6. Is the SEC's 7-year non-feasance regarding D. R. Horton's racketeering scheme merely ignorance; or is lack of enforcement the direct result of official and judicial pay-offs to ignore crimes which caused the mortgage meltdown?

LIST OF PARTIES

All parties do not appear in the caption of the case on the cover page. The District Court severed the SEC from Racketeering action 11-cv-3567-EMC on January 5, 2012. By severing, judge Ryu tried to break the nexus between the SEC and Fortune-500 DHI which, like Bernie Madoff and his Ponzi scheme, convinced the SEC to ignore corporate crimes for years [C:12-161-DMR; #52].

Thusly, the other essential Defendant-Respondent is the $7 Billion D. R. Horton Corporation which already published and distributed its misleading SEC 10K Financial and Proxy Statements. DHI's public statements misinform its shareholders and 313 Million Americans that the Company is law-abiding and doesn't participate in criminal, ultra-vires acts outside its corporate charter.

RULE 29.6 CORPORATE DISCLOSURE STATEMENT AND CERTIFICATE OF INTERESTED ENTITIES

DHI is an NYSE publicly traded corporation with $7,000,000,000 tied up in 321 million shares of outstanding stock. Just like with the now defunct Enron Energy Corporation, once the public learns of DHI's ultra vires acts which include Sherman and Clayton Antitrust Act violations; RESPA, TILA and EOCA violations; consumer extortion; predatory lending; and Mortgage and Bank Fraud to name but a few crimes, all shareholder equity will be lost. Further, thousands of additional consumers in 27 states will have succumbed to the Corporation's financial predation with each additional loan illegally bundled with a home sale.

As such, 27 states' Departments of Justice, Washington D.C.'s Public Corruption Unit, Federal Bureau of Investigation, Judicial Watch, Public Citizen, ACLU, consumer protection agencies, former DHI victims, and the 313 million potential US citizens who might become DHI's next targets are all interested parties to this Petition for Immediate Injunctive Relief and Certiorari.

TABLE OF CONTENTS

emailed notice, then he would have presumed his motion was denied in toto, and may not have filed his April 25, 2012 Motion to Amend as expressly allowed. At Order page 3, Magistrate Ryu claims that the SEC neither finally denied review of Missud's 14a-8 Proposals, nor his rights as a shareholder. She fails to acknowledge that: the SEC denied five successive Proposals; four of which with 'finality;' and that Missud was entitled to publication as a bona-fide, fully-qualified DHI shareholder. After ignoring all of that she held that Missud "failed to state a viable claim" and then dismissed the case.
APPENDIX CC: The District Court's July 17, 2012 Order Denying FRCP 15(a)(2) Motion to Amend.

The following exhibits are separately bound:
APPENDIX A: Contents include: The first emailed October 10, 2006 tip to the SEC which learned that DHI was targeting consumers for predatory loans and that in two years, the Mortgage Meltdown would consume America's economy. By December 15, 2012, the SEC got 900-1082 such tips. The third group of documents include DHI's 2006-08 SEC 10K Financial Statements wherein it makes lots of admissions which are music to the ears of Wall Street investors, but cause Sherman and Clayton to turn in their graves because of the blatant violations of Antitrust Acts bearing their respective names.

APPENDIX B: The 1st FOIA that the SEC failed to fulfill; and for which it even failed to provide an update after 1460 days.

APPENDIX C: The 1st SEC 14a-8 Proposal for Action which was denied by both the SEC and DHI. Compelling publication would have accurately informed shareholders that DHI's business model requires fraudulently inducing and baiting consumers into contract who are then switched into predatory loans and then threatened with deposit forfeiture if they don't capitulate to the onerous loan terms and the illegally tied homes. That's how the corporation 'earns' its billions.

APPENDIX D: The 2nd SEC 14a-8 Proposal for Action which was even better supported than the 1st, but nevertheless rejected by the SEC and DHI.

APPENDIX E: The 3rd SEC 14a-8 Proposal for Action which was even better supported than the 2nd, but nevertheless rejected by the SEC and DHI.

APPENDIX F: The 4th SEC 14a-8 Proposal for Action which was even better supported than the 3rd, but nevertheless rejected by the SEC and DHI.

APPENDIX G: The 5th SEC 14a-8 Proposal for Action which was even better supported than the 4th, but nevertheless rejected by the SEC and DHI.

APPENDIX H: The 2nd FOIA that the SEC failed to fulfill. The SEC stalled production in a variety of ways to prevent returning the 900+ tips that it received regarding DHI's nationwide predatory lending which in great part caused the nation's Mortgage Meltdown.

APPENDIX I: Just a sampling of the 190 pages of FTC records, 2 HUD Audit reports, FBI investigations, case dockets for C:08-1324, CtW Investment Group Notice, DOJ Indictments, and syndicated news articles evincing that DHI has been and is in the business of originating predatory loans, committing bank fraud, and then saddling the US government and 313 million Americans with foreclosures and consumer bankruptcies directly caused by DHI's antitrust practices and Sherman, Clayton, TILA, RESPA, ... violations.

CONGRESSIONAL ACTS; SECURITIES AND EXCHANGE COMMISSION RULES; SCOTUS LAW

Note that even the U.S. DOJ links to Cornell University's online Database when citing the following Federal Codes and Congressional Acts: http://www.justice.gov/atr/public/divisionmanual/chapter2.pdf

Therein, further reliable official government websites are referenced as sources of federal code and Congressional Acts.

A. Sherman Antitrust Act 15 U.S.C. §§ 1-7 (1890)

§ 1: "[e]very contract, combination in the form of trust or otherwise, or conspiracy, in restraint of trade or commerce among the several States, or with foreign nations, is declared to be illegal." § 2 of the Act further prohibits monopolization or attempts at monopolizing any aspect of interstate trade or commerce and makes the act a felony. Federal district courts have the jurisdiction to

enjoin violations of the Sherman Act, and these proceedings are instituted by United States Attorneys in their respective districts. The injured party (whether it is the federal government, an individual state, or a private party) is entitled to three times the amount of injury that it has suffered; this award is known as treble damages.
http://www.law.cornell.edu/wex/sherman_antitrust_act
http://www.law.cornell.edu/uscode/text/15/1
http://www.law.cornell.edu/uscode/text/15/2

B. Clayton Antitrust Act 15 U.S.C. § 12-27 (1914)

§ 12: "An Act to protect trade and commerce against unlawful restraints and monopolies."
http://www.law.cornell.edu/uscode/text/15/chapter-1
http://www.law.cornell.edu/uscode/text/15/12

C. Freedom of Information Act

"The Freedom of Information Act (FOIA) is a law that gives [the public] the right to access information from the federal government. It is often described as the law that keeps citizens in the know about their government [and] a FOIA request can be made for any agency record."
http://www.foia.gov/

D. SEC Rule 14a-8 [Securities Exchange Act of 1934]

"Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a

vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion....."
http://www.sec.gov/interps/legal/cfslb14.htm

E. *United States v. Aluminum Co. of America,* 377 U.S. 271 (1964)

"It is the basic premise of [antitrust] law that competition will be most vital 'when there are many sellers, none of which has any significant market share.'" [377 U.S. 280]. http://supreme.justia.com/cases/federal/us/377/271/

OPINIONS BELOW

IN THE SUPREME COURT OF THE UNITED STATES PETITION FOR A WRIT FOR CERTIORARI, Petitioner respectfully prays that immediate injunctive relief and a writ of certiorari issue to review the judgment below.

The October 15, 2012 Final Order of the United States Court of Appeal appears in Appendix AA to this Petition and is unpublished [12-16602; Dkt. #7]. Notice of Motion and Motion for Reconsideration were then properly filed on

October 17 and 24, 2012. Neither has yet been addressed.

The April 11, 2012 Final Order and July 17, 2012 Denial for Reconsideration of the United States District Court appear in Appendices BB and CC to this Petition and are unpublished [C:12-161-DMR; #79, 124].

EXIGENT CIRCUMSTANCES EXIST for this Court to take IMMEDIATE JURISDICTION under Rule 11 and 28 USC 2101(e). In mid January, 2013 D.R. Horton Inc. [DHI] held its Annual Shareholder Meeting to ratify ultra-vires business practices which include nationwide predatory lending, mortgage fraud; and Sherman Antitrust, Clayton Antitrust, RESPA, TILA and EOCA Act violations. In our post-Madoff world, this Court now has a duty to protect shareholders and the public since neither the 9th Circuit Court nor the SEC are up to that task.

JURISDICTION

The jurisdiction of this Court is invoked under 28 USC §1254(1).

On October 15, 2012 the Circuit Affirmed the lower court, and nine days later on
October 24, 2012 the Appellant filed his pending Motion for Reconsideration.

Exigent circumstances also exist for this Court to take immediate jurisdiction under Rule 11 and 28 USC 2101(e). This Court is Petitioned to Review the Circuit's Affirmation and pending

Motion for Reconsideration because "the case is of such imperative public importance as to justify deviation from normal appellate practice and to require immediate determination in this Court."

After admitting to six years' notification that DHI violated federal laws and Congressional Acts, the SEC again gave DHI permission to print and distribute misleading information which will financially injure thousands/millions of share-holder/consumers across the nation. Mass public injury is imminent.
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/patrickmissud102312-14a8.pdf

Aside from *already* proving that the SEC ignores informants' tips that corporations and special interests like Bernie-Madoff can deflect SEC investigations, this Petition presents several other issues of national importance. The Circuit *already* affirmed the District Court's decision to allow the SEC to thrice violate its own "14a-8 Proposals for Action" Rules. For six years the SEC has known of DHI's crimes and neither protected shareholders nor the public. For five years, the SEC flaunted FOIA requests. These violations are proven with the SEC's own admissions, with prima-facie evidence even posted at the SEC's official website: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml and select <D R Horton> in years 2008-2012.

INTRODUCTION

This pleading contains hypertext-enabled web links for third parties receiving it electronically. Law enforcement, syndicated media, consumer protection agencies, Wall Street (duty to inform), DHI's Institutional Shareholders (professional duty to trade on reliable public information), and untold numbers of US citizens already received it, and are similarly considering the same Questions Presented as this U.S. Supreme Court.

Request was made to maintain IFP status but denied by this Court, even though the Petitioner has been a Qui-Tam whistle blower, federal informant, and California Private Attorney General for over 3 years [18USC §1513, CCP §1021.5]. In that time, all courts have increased his costs of litigation and otherwise made prosecuting all related cases and appeals very expensive in hopes of derailing exposure of the SEC's intentional mal-feasance and lack of regulation. The Petitioner hopes that this Court agrees that the Petitioner has "provided to law enforcement information relating to the commission of a Federal offense;" truthfully informed federal authorities of crimes; that "a significant benefit, ... has been conferred on the general public; ... [and that] the necessity and financial burden of private enforcement, are such as to make the [retro-active granting of IFP status] appropriate" [Id].

STATEMENT OF THE CASE

The best way to describe recent court prosecution is to begin with the Petitioner's exposure of D. R. Horton Inc.'s [DHI] interstate financial crimes to the SEC which is commissioned to regulate such illegal ultra-vires corporate acts.

A. Notice to the SEC that Publicly-Traded DHI Practices Ultra-Vires Business Including Violating the Sherman and Clayton Acts

DHI is a Fortune-500 company which in fiscal 2006 earned $1.9B and $108M by selling homes and mortgages respectively. Within its SEC 10K Statements the company proudly announces that its Financial Services are closely related to homebuilding, as it originates mortgage loans principally to its home buyers. DHI then indicates that it must abide by state and federal laws including TILA and RESPA which respectively require full disclosure of all loan terms from GFE to HUD-1, and forbids tying mortgage services to home sales. Then DHI states that "more competitive outside lenders with greater access to capital" can cut into DHI's Financial Services and adversely affect "financial results." DHI Mortgage's "financial results" from 2004-08 was $392 Million in income. In each of those years DHI Mortgage exceeded 61% "mortgage capture rates" and 92% "captive business percentages." Ever since *U.S. v. Alcoa* (1964) and its progeny, market shares in excess of 60% are presumed anti-competitive and

any corporation with such sterling results must explain how it essentially 'corners the market.'

Investigations since 2004 have exposed exactly how DHI literally corners its market. As soon as a consumer sets foot in a DHI model home, a company representative induces them into contract with promises of low, affordable mortgage loans. Immediately after that contract is signed, thousands in earnest money deposits are put into escrow. Escrow instructions are that if for any reason the customer doesn't consummate the home purchase, all deposits are forfeited to DHI. Once the target is locked-in, DHI changes all loan terms, jacks interest rates, tacks-on excessive fees, adds balloon riders, switches fixed to variable, foists sub-prime on borrowers, all in violation of RESPA. DHI then threatens to forfeit all deposits if the consumers seeks a competitive non-ruinous outside loan, or refuses to capitulate to the onerous, foreclosure-causing changes.

Further know, the mechanism with which DHI sold $1.9B in homes in 2006 is that many of those targets were extorted into consummating bait-and-switch contracts through antitrust-tying of predatory loans to home sales in direct violation of the Sherman, Clayton, and Real Estate Settlement Procedure Acts. DHI's complete business model is predicated in bait-and-switch financing, and then forcing consumers to buy homes for fear of losing thousands in deposits.

Since October 10, 2006 the SEC has known of DHI's predatory lending and mortgage fraud. From then until now, the SEC admits to receiving over 900 email messages with attachments proving that the $7-11+/- Billion Fortune-500 Company [2013, 2006 Capitalizations] practices illegal antitrust tying of mortgage services to real estate sales, and extorts consumers into home purchases by threatening forfeiture of escrow deposits if consumers don't capitulate to predatory bait and switch mortgage terms. These schemes are what led to what is now colloquially known as the "Mortgage Meltdown." Exhibits A.

B. First Unfulfilled SEC FOIA Request [Search #09-01043-FOIA]

By November 10, 2008 the SEC still had done nothing to regulate DHI's clear financial predation of Americans which would lead to Freddie, Fannie and AIG's near collapse; and Bear-Stearns' and Lehman Brothers' bankruptcies by month's end. So on November 26, 2008 the Petitioner lawfully made a 'FOIA request for the SEC's agency records.' By December 17, 2008 the SEC returned a FOIA REQUEST STATUS letter wherein the agency promised to supply "further response to [the] requests... within 30 working days." The Petitioner still awaits the 'further responses' which are more than 1500 days late as of today's filing. Exhibits B.

C. First Denied SEC 14a-8 Shareholder Proposal for Action

By November 21, 2008 the Petitioner submitted his first of five Shareholder Proposals. Therein he detailed DHI's interstate financial crimes and implored the SEC to require that DHI's Board of Directors publicly vote and commit to following state and federal banking laws and RESPA, TILA and EOCA Acts instead of just paying 'lip service' as done in its 10K financial statements. The SEC however, decided to allow DHI's Board to omit Missud's valid Shareholder Proposal from its Proxy Statement and therefore not publicly commit to adhering to any state or federal law. A complete set of SEC documents are publicly available on the web at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf, 7 pages of which attached in Exhibits C.

D. Second Denied SEC 14a-8 Shareholder Proposal for Action

By November 16, 2009, a year after the Mortgage Meltdown [MM], the Petitioner submitted his second Proposal. Therein he detailed even more of DHI's interstate financial crimes and again implored the SEC to require that DHI's Board publicly vote to stop originating illegally-tied, predatory, bait-and-switch loans, and commit to following state and federal laws. Once again, the SEC decided not to regulate DHI but rather further its 27-state, billion-dollar racketeering scheme

through which it keeps consumers under contract by threatening forfeiture of thousands in escrow deposits if they don't agree to ruinous financing: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/patrickmissud111609-14a8.pdf, 2 pages of which in Exhibits D.

E. Third Denied SEC 14a-8 Shareholder Proposal for Action

By September 30, 2010, two years after the Mortgage Meltdown, the Petitioner submitted his third Proposal. Therein he detailed further proof that DHI contributed mightily to the nation's economic collapse. His Proposal was a near carbon-copy of CtW Investment Group's which was and still is an institutional investor similarly concerned with DHI's sharp corporate practices of originating predatory loans. For the third consecutive year, the SEC ignored all the overwhelming proof of DHI's criminal activities, and CtW CEO Patterson's identical concerns, only to support DHI and its multi-billion dollar antitrust empire: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/patrickmissud093010-14a8.pdf, 2 pages reproduced in Exhibits E.

F. Fourth Denied SEC 14a-8 Shareholder Proposal for Action

By November 16, 2011, 3 years post-MM, the Petitioner submitted his fourth Proposal. Therein he detailed overwhelming proof of DHI's nation-wide pattern and practice of either forcing consumers into high interest and predatory loans, or alter-

natively stealing their escrow deposits if they didn't succumb to DHI's overbearing corporate pressure to accept inevitable financial ruin. He even added proof that DHI bought favorable SEC and judicial decisions for three years to insure that its financial crimes, worth at least $1B/yr, would not be exposed. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2011/patrickmissud111611-14a8.pdf, 2 pages reproduced in Exhibits F.

G. Fifth Denied SEC 14a-8 Shareholder Proposal for Action

By October 23, 2012 the Petitioner submitted his fifth Proposal. Therein, he proved to criminal standards that the SEC and federal judges were happy to flaunt SEC regulations, FOIA demands, banking laws, consumer protections, and Constitutional rights to due Process, fairness, and equal protections to maintain a stake in illegally-earned, multi-billion-dollar corporate profits which will have to be disgorged since they are now exposed. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/patrickmissud102312-14a8.pdf, 2 pages reproduced in Exhibits G.

H. Second SEC FOIA Request [Search #12-03906]

By March 16, 2012 the Petitioner knew with certainty that the SEC was but a lap dog to $7 Billion DHI. The 'regulator' already failed to act for five consecutive years while DHI targeted lowly consumers across the nation for financial fraud. The SEC had yet to fulfill the first FOIA Request

which was four years in arrears. It was time to set the SEC up for Madoff-II......

As admitted by the SEC [FRE 803 party-admission, therefore deemed not hearsay and 100% reliable] in its Declaration registered in C:12-161-DMR [Dkts #94, 94-1] the 'regulator' knows it has over 900 of Missud's emails which tipped the $EC off to DHI's billion-dollar RICO scheme since October 2006, two full years before the $4 Trillion Mortgage Meltdown.

Not even Harry Markopolos tipped the SEC off to Madoff's miniscule $39 Billion Ponzi scheme as well as Missud tipped the SEC off to economy-crushing, near Country-bankrupting mortgage fraud which was orchestrated by all of Wall Street'$ builder$ and bank$- DHI included. Exhibits H.

I. Evidence Gathered Independently of the SEC which Illegally Scuttles FOIA Requests and Actively Conceals Crimes Committed by Wealthy, Publicly-Traded, Well-Connected, Fortune-500 Corporations

In 2008, 18USC§1513 Informant/Petitioner Missud already guessed that the SEC was in bed with all the corporations it supposedly 'regulates.' It was and is the proverbial "fox guarding the henhouse."

1. The FTC, on the other hand, is not in corporate back pockets. FTC FOIA Request 2009-355 was promptly produced and yielded 44 of DHI's

frauds in 20 different states. [Exhibits I- FTC records].

2. Neither is HUD in corporate back-pockets. HUD twice-audited DHI's loan origination offices in Arizona and discovered the company incapable of originating non-predatory loans. DHI even sold a home bundled with a DHI-originated loan to a college student who had "potential" when and if he graduated three years later: http://www.hudoig.gov/pdf/AuditReports/AZ/ig1091009.pdf and http://www.hud.gov/offices/oig/reports/files/ig1191801.pdf [Id.- HUD Records].

HUD even tried to champion consumers by simply adding transparency to RESPA- which the building and banking industries vehemently opposed. In C:08-1324-CMH-TCB filed in Virginia's Eastern District, HUD filed 7700 administrative records proving that loan originators like DHI preyed on consumers and caused their foreclosures and bankruptcies. No doubt many of those records included documents gathered from the Beazer, Ryland and Hovnanian investigations which caused the first two builder-affiliated lenders to cease originating mortgages: http://www.fbi.gov/charlotte/press-releases/2011/former-beazer-mortgage-loan-officer-charged-with-mortgage-fraud; http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf (listing just some of the many, many builders and

affiliated lenders like DHI investigated for predatory lending and mortgage fraud). [Id.].

As a matter of fact, in that very case, DHI filed documents claiming that its customers were "satisfied" with financing services and that a 2007 JD Power Study evinced DHI's "very high customer satisfaction scores." [C:08-1324; Dkt #1:29-30 and Dkt 1-8:16-17]. However, if one actually looks at that Study, DHI Mortgage ranks third from the bottom after Beazer (whose officers were indicted for predatory lending), Ryland (which was kicked-out of mortgage origination), and Angelo Mozillo's Countrywide (now Bank of America which is being sued for 'The Hustle' or non-existent mortgage origination standards to defraud the US government which ultimately insured fraudulent loans: http://www.usatoday.com/story/money/business/2012/10/24/bank-of-america-mortgage-fraud/1654441/). [Exhibits I- C:08-1324 Records and news articles].

Unfortunately the dozens of specially-interested builders and banks formed a 'Citizens-United' consortium worth over $100,000,000,000 and was successful in getting under-matched HUD to drop its consumer-protection efforts. Once again the 1% prevailed and the 99% were left defeated. However.....

3. The FBI isn't in corporate back-pockets, but rather on consumers' side. Virginia's FBI did some snooping in DHI's Rippon Landing Development and discovered that the corporate "citizen's" homes were the only ones increasing in value when real

estate throughout the Country was cratering. It would seem that DHI's affiliated appraisal services were artificially inflating property values in yet another scheme to defraud banks, the fed, and ultimately 313 million taxpayers: http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html . [I- News Article].

4. Although the courts are corporate-bought, but they must still register DHI-defrauded consumers' complaints, declarations, and exhibits. Throughout the nation lowly non-corporate consumers all claim the same thing: That DHI lures them into home purchase contracts with promises of affordable interest rates; said contracts requiring substantial earnest money deposits; said interest rates thereafter ballooning with additional unaffordable terms; and if said consumers don't capitulate to the onerous up-charges then all escrow deposits are forfeited by the criminally-acting corporation. For instance:

a. In Nevada's *Betsinger* A503121 and appeal A50510, a neutral jury found that DHI baited him with affordable interest rates and then illegally jacked them up right before COE. Nevada's Supreme Court then reversed most of the neutral jury's awards to send the message that DHI, the $7 Billion Nevada Corporate 'citizen,' can do no wrong. In two similar appeals A56502 and A60563 the NSC already violated its own state and federal laws to bury the existence of 80 identified Nevada

families which were similarly defrauded, and to provide cover for DHI's interstate predatory lending. Appeal A60563 is already Petitioned to this Court *and* proven to criminal standards.

b. In Georgia's Yeatman 07-cv-81 the class representatives alleged that DHI violates RESPA by requiring consumers to use affiliated mortgage services. DHI feigns that use of DHI Mortgage will result in a valuable "credit or incentive." However, the truth is that DHI's interest rates, origination fees, and closing costs are all inflated such that DHIM loans are more expensive than outside competition. Their 'credits' are illusory and in violation of RESPA.

c. In Virginia's Dodson 07-ca-230, Olga avers that DHI increased her interest rate four times and then threatened forfeiture of $82,000 in escrow if she tried to back out.

d. In Southern CA's *Wilson* 08-cv-598, five class action representatives swore that after their cash deposits were placed in escrow, loan rates jumped, fees ballooned, mortgage products were unilaterally substituted, and they were all threatened with forfeiture if they attempted to get outside loans. Note that this case was ordered into judicial arbitration which is code for 'corporate railroading.' At the secretive JAMS arbitration, DHI prevailed and all class representatives licked their wounds and went home without any justice. *Now know that before this very Supreme Court is the Petition of 9th Circuit 12-15371 which proves with scientific*

precision that the Federal Arbitration Act is but a vehicle for corporations like DHI to buy justice behind a veil of secrecy.

e. In Virginia's Moreno 08-cv-845, DHI promised to transfer Wilma's loan to a second property because they failed to timely complete a first. After Wilma signed a novation, DHI forfeited her deposits because they decided not to re-approve her loan for the substitute property.

f. In Nevada's *Bevers* 09-cv-2015, a locked-in interest rate was unlocked and then jacked-up right before COE much like Betsinger's. But since Nevada's judicial system relies on 'juicing,' and DHI's pockets are much deeper than Bevers' he lost his federal court case before federal judge Hunt: http://articles.latimes.com/2006/jun/08/nation/na-vegas8. [I- LA Times Article].

Come to think of it, Nevada's Supreme Court ranks as the Country's 8th most beholden state supreme courts to the corporate special interests, like DHI,- which happened to get that very court to reverse 85% of the neutral jury's award in Betsinger: http://www.lvrj.com/news/nevada-ranks-8th-in-supreme-court-election-fundraising-100747864.html. How coincidental! [I- LV Review Journal Article]. [Also like *Caperton v. Massey Coal Company* with Justice Benjamin presiding: http://www.law.cornell.edu/supct/html/08-22.ZO.html .

g. In Missud's series of cases C: 07-2625, 10-235, 11-3567, 12-161, 12-3117, he's already officially

registered several thousand documents regarding DHI's $4 Trillion, 2nd Great Depression-causing, nationwide, criminal racketeering. The specifically identified frauds happened in Nevada, California, Oregon, Florida, Washington, South Carolina, Pennsylvania, New Jersey, Illinois, Texas, Arizona, Louisiana, New Mexico, Virginia .... in each of the 27 states where DHI plies its illegal trades. The DHI victims particularly identified now number over 400. Discovery is ongoing and yielding even more of DHI's predation of the nation's consumers-people and families who and which are falling prey while judge$ watch and assist billion-dollar corporate financial rape.

h. Most recently, the Department of Justice in conjunction with State Attorneys General brought suit against several builders and banks which targeted consumers for exactly this kind of financial predation. Wells Fargo is now defending in New York for predatory loans, mortgage fraud, and defrauding the US government: http://www.cbsnews.com/8301-505123_162-57529119/wells-fargo-sued-for-mortgage-fraud/ Wells Fargo was one of DHI's "preferred lenders." Likewise, Bank of America is now defending in New York for predatory loans, mortgage fraud, and defrauding the US government: http://www.usatoday.com/story/money/business/2012/10/24/bank-of-america-mortgage-fraud/1654441/ Bank of America was one of DHI's "preferred lenders."

Similarly, WaMu was investigated for predatory loans, mortgage fraud, and fraud on the US government. Recall that it went bankrupt and was sold off to Chase Bank:
http://www.washingtonpost.com/wp-dyn/content/article/2010/04/12/AR2010041204766.html Washington Mutual was one of DHI's "preferred lenders." [I- Bank Articles].

So far, KB Homes, Beazer, Ryland, Hovnanian, Lennar, Toll Brothers..., Wells Fargo, Bank of America, WaMu, Countrywide..., have been investigated, indicted, sued, and/or audited for originating predatory loans and participating in mortgage fraud. For some strange reason though, only DHI and DHI Mortgage have escaped $crutiny. This is odd especially considering the hundreds of recounts from 27 states' consumers all claiming that DHI is worse than any other player.

i. Now recall that in late 2008, Madoff's Ponzi scheme finally imploded. He could no longer get the SEC to ignore his $39 Billion fraud on investors and the public. Harry Markopolos' decade-long exposure was finally proven correct even though he had stochastically calculated the world's largest financial fraud (at that time) to criminal standards years before. Markopolos testified before Congress and publicly stated that the SEC was merely incapable and 'failed to identify' corporate fraud due to lack of staffing and/or sophistication: http://www.youtube.com/watch?v=uw_Tgu0txS0

Now realize that this Petition, and Circuit Appeal, concern issues far worse than the smallish Madoff debacle. The SEC has once again proven its loyalty to corporate special interests and institutionalized crimes against the masses. Missud now publicly announces, and already proved, that the SEC didn't merely 'fail' to recognize either Madoff's Ponzi scheme or Donald Horton's racketeering enterprise, but rather is paid by Fortune-500 companies and their officer$ to not investigate crimes which led to America's financial evisceration.

J. 9th District Magistrate Judge Ryu, and District Case 12-cv-161-DMR [Exhibits BB and CC]

On April 11, 2012 Ryu held that Missud did not comply with the SEC's procedures by giving the agency 20 days to "make an initial determination regarding his FOIA Request" 12-03906, but nevertheless gave him the opportunity to amend his complaint to: (1) allege SEC non-compliance with Rule 14a-8; and (2) specify actions taken by Chairwoman Mary Schapiro outside of her official capacities and not subject to sovereign immunity [Dkt 79:6/11]. **See Exhibits BB.**

By April 25, 2012 Missud filed his second amended complaint correcting Ryu's perceived deficiencies in the prior version. Dockets 87, 88, 92, 98 etc. were filed presenting irrefutable proof that the SEC: had 1460 days to comply with FOIA 09-1043 but returned nothing despite having (73) 20-day time periods prescribed by federal law for

the SEC to produce documents; lied about Missud's share sufficiency for two consecutive years thereby allowing DHI to mislead share-holders by omitting material information from its proxy statement; knew about DHI's interstate billion-dollar financial crimes for over 5 years and did nothing to control them; and further stalled fulfillment of the 2nd FOIA Request because producing the 900 emails, which the SEC admits receiving as tips, and regarding DHI's racketeering, incriminates the agency which provides cover for 'Teflon Dons' like Angelo Mozillo, Ken Lay, Bernie Madoff, and now Donald Horton.

Despite the mountain of proof that the SEC doesn't even follow its own basic rules or Congressional Freedom of Information Act, Ryu DENIED Missud's motion to have the second amended complaint decided on its merits. Apparently, Fortune-500 companies have carte-blanche to violate any and all laws under the not so watchful eye$ at the $EC. The public is expendable so long as DHI's Board hits Wall Street expectations by any means including foisting high interest, bait-and-switch predatory loans on families in more than half this nation.

K. 9th Circuit Justices Gould, Clifton and Bybee, and Appeal 12-16602 [Exhibit AA]

On October 15, 2012 Circuit Justices Gould, Clifton and Bybee didn't want to acknowledge: that over 400 families were already identified as DHI's financial targets; or the 190 FTC records and 2

HUD Audit reports proving DHI's predatory loan originations; that DHI lied in 08-cv-1324 and was ranked as marginally better than Angelo Mozillo's Countrywide; 3 dozen state and federal court declarations averring that if Bybee's mom applied to DHI, she would be defrauded within weeks; the FBI's discovery of DHI's fraudulent appraisals; that DHI's two largest 'preferred lenders' are being sued for billions in defaulted loans; smaller builders like KB, Beazer, and Hovnanian Homes were caught in the same racketeering; that two dozen judge$ from Nevada and California are willing to ignore all facts and twist any law to favor $7 Billion DHI; the SEC flaunted a first FOIA Request for 4 years and then twice-lied about a proponent's share sufficiency; that Chairwoman Mary Schapiro failed to reign-in corporate predation for five years; the SEC dodged fulfilling a 2nd FOIA Request although they admit to getting better tips than Markopolos' concerning Bernie-Ponzi-Madoff; that Chairwoman Schapiro was recently shown the door: http://www.businessinsider.com/mary-schapiros-mixed-record-at-the-sec-2012-11; and that this unfolding scandal (a matter which must be considered despite Supreme Court Rule 24(6)), is far worse than any other ever encountered by the SEC or federal courts... with a possible exception of...

L. Related 9th Circuit Appeal 12-15658

Appeal 15658 is fully briefed only awaiting a final public decision. The main issues center

around whether an 18 USC§1513 informant can be sanctioned for having discovered and then proven the cause of the mortgage meltdown, namely: corporate corruption of officially and judicially 'immune' officials and judges like the ones who 'work' at the $EC and in the Ninth District and Circuit Court$. Over 5000 documents overwhelmingly proving DHI's racketeering have to be ignored by that Circuit for a dispositive order. *If the Circuit once again supports DHI's interstate crimes, then that will also be Petitioned to this high Court.*

SIX OF THE INUMERABLE REASONS OF NATIONWIDE SIGNIFICANCE FOR IMMEDIATELY GRANTING INJUNCTIVE RELIEF AND THIS PETITION FOR CERTIORARI

1. The SEC is commissioned to regulate publicly-traded companies to insure they act legally and per their corporate charters. In DHI's case, the SEC intentionally violated its duties and ignored nationwide interstate racketeering, predatory lending, mortgage fraud, and a host of other violations of state and federal laws.
2. By already ignoring DHI's predation of consumers throughout the nation, the SEC sanctioned and furthered fraud on a potential 313 million Americans.
3. The 9th Circuit and District Courts ignored hundreds of particularly-detailed instances of DHI's coast-to-coast fraud, which individually evince corporate predation on a mass scale, and as

a set prove the pattern of corporate violations to 18 USC §1962 racketeering standards.

4. The judiciary's purpose is to guarantee the fundamental rights of court access, due process, fairness, and equal protections. By repeatedly favoring DHI's deep pockets, and those of its affiliated corporate special interests, the District and Circuit Courts failed in protecting the foundation of American democracy.

5. After January 2013, investors traded DHI stock based on false information released in DHI's Proxy Statement. The Statement omitted material information including that DHI already foisted hundreds/thousands of predatory loans on consumers, and that its business plan requires ongoing violations of state, federal, and RICO laws.

6. 313 million Americans generally know why the nation's economy nearly collapsed in late 2008. They now need total government transparency to learn the specifics which caused the Mortgage Meltdown; namely collusion between the corporate special interests, lack of SEC enforcement and/or regulation, and court cover-ups of the same.

CONCLUSION

Per Supreme Court Rule 24(6), the issues presented herein are unfortunately scandalous. This is not the Petitioner's fault. The Petitioner is merely bringing these scandalous issues to light. The issues are what they are, and the undeniable facts bear them out. This U.S. Supreme Court now

must address that the lower courts acted scandalously and cast a shadow on the judiciary, in much the same way that judges Porteus, Ciavarella, Conahan, and Benjamin brought disrepute to their respective benches in Louisiana, Pennsylvania, and West Virginia.

Justice is never to be sold to the highest bidders whether or not a judge has a gambling addiction, is financially interested in youth detention facilities, or owes a $3 million debt to a Fortune-500 coal company. Each and every litigant, shareholder of a publicly traded company, or citizen of the United States has equal protections under the laws. No citizen, whether real flesh and blood, or corporate per *Citizen$-United*, has greater rights because of his, her, or it$ pocket book.

The SEC violated laws and Congressional Acts. DHI already misinformed thousands of shareholders and will target thousands more consumers. This Court was created 228 years ago by the U.S. Constitution to prevent commandeering of the "rule of law." Over a million American Patriots made the ultimate sacrifice to preserve the Constitution, this nation, and its democracy.

This Court will either support America, and posthumously its Patriots, and timely enjoin DHI's misinformation and criminal acts, or be exposed as complicit in the corporate fleecing of America and destruction of democracy. DHI's shareholder meeting already convened and SCOTUS failed to

act. All of America already knows this, and has an idea of where and with whom this Court $tand$.

VERIFICATION AND PLEADING LENGTH

I, Patrick Missud am the Pro-Per Petitioner in the above-entitled action. I'm also an 18 USC§1513 informant who prepared the foregoing Petition and therefore know the contents thereof. The same is true of my own knowledge, except as to those matters that are therein alleged on information and belief, and as to those matters, I believe it to be true. This Petition conforms to Rule 33.1 pleading standards, is 6574 words, written in 12 point Century and with proper margins.

I declare under penalty of perjury under federal laws that the foregoing is true and correct. When called upon to testify as a witness, or before Congress, I will do so competently. This declaration was executed in the County of San Francisco.

/S/ Patrick Missud 3-20-13
Patrick Missud Date

Appendix AA

UNITED STATES COURT OF APPEALS
FOR THE NINTH CIRCUIT

PATRICK ALEXANDRE MISSUD,
Plaintiff - Appellant,
v.
SECURITIES AND EXCHANGE
COMMISSION; et al.,
Defendants - Appellees.

No. 12-16602
D.C. No. 4:12-cv-00161-DMR
Northern District of California, Oakland

ORDER

Before: GOULD, CLIFTON, and BYBEE, Circuit Judges.

The motion to proceed in forma pauperis is granted. The Clerk shall amend the docket to reflect this status.

The Clerk shall also file the opening brief submitted on September 27, 2012. The court waives the excerpts of record requirement. *See* 9th Cir. R. 30-1.2. A review of the record and the opening brief indicates that the questions raised in this appeal are so insubstantial as not to require further argument. *See United States v. Hooton*, 693 F.2d 857, 858 (9th Cir. 1982) (per curiam) (stating standard). Accordingly, we summarily affirm the district court's judgment.

AFFIRMED.

Appendix BB

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

MISSUD, No. C-12-0161-DMR
Plaintiff,
v.
SECURITIES AND EXCHANGE
COMMISSION, *et. al.*,
Defendants.
_______________________________/

ORDER GRANTING DEFENDANTS' MOTION TO DISMISS AND DENYING PLAINTIFF'S MOTION FOR LEAVE TO AMEND COMPLAINT

Defendants U.S. Securities and Exchange Commission ("SEC") and SEC Chairman Mary L. Schapiro move the court pursuant to Federal Rule of Civil Procedure 12(b)(1) to dismiss Plaintiff Patrick Missud's First Amended Complaint. (*See generally* Defs.' Mot. to Dismiss Pl.'s First Am. Compl. ("Defs.' Mot. Dismiss").) Defendants contend that Plaintiff has failed to establish subject matter jurisdiction because the United States has not waived Defendants' sovereign immunity. (Defs.' Mot Dismiss 3-4.) Plaintiff concurrently moves the court pursuant to Rule 15 of the Federal Rules of Civil Procedure to file a second amended complaint to raise a new claim. (*See* Opp'n to Mot. to Dismiss First Am. Compl; and Mot. to Am. Compl. ("Pl.'s Opp'n & Mot. Am.") 3.) He now alleges that the SEC responded improperly to his Freedom of

former Defendant D. R. Horton Corporation's denial of his annual shareholder proposals. (*See* Am. Compl. 25-26). On January 23, 2012, Defendants filed a motion to dismiss Plaintiff's First Amended Complaint. On February 6, 2012, Plaintiff filed an opposition, along with a motion for leave to further amend the complaint to add a claim to compel SEC compliance with a FOIA request. An adjunct document to Plaintiff's motion claims that on January 20, 2012, he submitted a FOIA request to the SEC asking for a broad category of documents described as: records pertaining to D R Horton Inc., DHI Mortgage GP or LP (FDBA C. H. Mortgage), or any of their subsidiaries, alter-egos, or entities doing business as the complaint as true and construe them in the light most favorable to the plaintiff. *See Doe v. Holy See*, 557 F.3d 1066, 1073 (9th Cir.2009).

2. Sovereign Immunity

The United States, "as sovereign, is immune from suit save as it consents to be sued." *United States v. Sherwood*, 312 U.S. 584, 586 (1941) (citations omitted). Courts do not have jurisdiction over suits against the United States unless sovereign immunity is waived. *See FDIC v. Meyer*, 510 U.S. 471, 475 (1994). This doctrine extends to departments and agencies of the United States and to federal employees acting within their official capacities. *S. Delta Water Agency v. U.S. Dep't of Interior*, 767 F.2d 531, 536 (9th Cir. 1985). Waiver of sovereign immunity "cannot be implied but must

be unequivocally expressed" and authorized by federal statute. *United States v. King*, 395 U.S. 1, 4 (1969) (citation omitted). If the federal govern-ment consents to be sued, "the terms of its consent to be sued in any court define that court's jurisdiction to entertain the suit." *United States v. Sherwood*, 312 U.S. 584, 586 (1941) (citation omitted). Absent a waiver of sovereign immunity, a court must dismiss a claim against the United States, a federal agency, or a federal employee acting within official capacity for lack of subject matter jurisdic-tion. *See Gerritsen v. Consulado Gen. de Mex.*, 989 F.2d 340, 343 (9th Cir. 1993); *Amin'oil U.S.A., Inc. v. Cal. State Water Res. Control Bd.*, 674 F.2d 1227, 1233 (9th Cir.1982).

B. ANALYSIS

Defendants contend that Plaintiff may not challenge the validity of the SEC's Rule 14a-8 "no-action" letters due to sovereign immunity. (Defs.' Mot. Dismiss 4.) The court agrees. SEC Rule 14a-8 provides that whenever an eligible shareholder notifies a company of intent to present a proposal for action at a shareholders' meeting, the company generally "must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy." 17 C.F.R. § 240.14a-8. A company that intends to exclude a shareholder proposal from proxy materials must "file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." § 240.14a-8(j)(1).

Companies often concurrently request "no-action" letters from the SEC staff, which express opinions on the legality of excluding the proposal. *See Amalgamated Clothing & Textile Workers Union v. SEC*, 15 F.3d 254, 255 (2d Cir. 1994); *Kixmiller v. SEC*, 492 F.2d 641, 643 (D.C. Cir. 1974) (per curiam) "America's Builder," . . . . [and] copies of any and all emails and letters received by the SEC since October 10, 2006 regarding the above Companies. [Docket No. 62 at 3.]

II. DEFENDANT'S MOTION TO DISMISS

A. LEGAL STANDARDS

1. Dismissal for Lack of Subject Matter Jurisdiction

A motion to dismiss under Rule 12(b)(1) challenges the court's subject matter jurisdiction over the claims asserted. Fed. R. Civ. P. 12(b)(1). As the party invoking the jurisdiction of the federal court, the plaintiff bears the burden of establishing that the court has the requisite subject matter jurisdiction to grant the relief requested. *See Kokkonen v. Guardian Life Ins. Co. of Am.*, 511 U.S. 375, 377 (1994). The court will dismiss a complaint if, looking at the complaint as a whole, it appears to lack federal jurisdiction either "facially" or "factually." *Safe Air for Everyone v. Meyer*, 373 F.3d 1035, 1039 (9th Cir. 2004). When the movant challenges the complaint for lack of subject The judiciary's "authority to directly review [SEC] action springs *solely* from Section 52(a) of the Securities Exchange Act of 1934," 15 U.S.C. § 78y(a), which "confines our jurisdiction to order(s)

issued by the Commission." *Kixmiller*, 492 F.2d at 643 (emphasis added) (footnote and quotation marks omitted); *see Amalgamated Clothing & Textile Workers Union*, 15 F.3d at 256-57 (citing § 78y(a); *Bd. of Trade v. SEC*, 883 F.2d 525, 529-30 (7th Cir. 1989)). As with other agencies, SEC staff do not have the "authority individually or collectively to make 'orders'"; this power rests with the Commission alone. *Kixmiller*, 492 F.2d at 644 (footnotes and quotation marks omitted). Because Rule 14(a)-8 "no-action" letters are written by SEC staff, they fall into this rubric and do not qualify as judicially reviewable SEC actions. *Amalgamated Clothing & Textile Workers Union*, 15 F.3d at 256-57; *Bd. of Trade*, 883 F.2d at 529-30; *Kixmiller*, 492 F.2d at 643. In rare circumstances, not alleged in Plaintiff's First Amended Complaint, the Commission may choose to review a "no-action" letter, *see Kixmiller*, 492 F.2d at 643, and even then, the resulting Commission determination would become a final order only if it "'impose[d] an obligation, den[ied] a right or fix[ed] some legal relationship as a consummation of the administrative process,'" *Amalgamated Clothing & Textile Workers Union*, 15 F.3d at 257 (quoting *Chicago & S. Airlines, Inc. v. Waterman S.S. Corp.*, 333 U.S. 103, 113 (1948)) (citations omitted). Because the waiver of sovereign immunity for agency orders in § 78y(a) does not encompass the "no-action" letters that Plaintiff contests, the court

has no subject matter jurisdiction over his claim.[1] *Kixmiller*, 492 F.2d at 643; *accord Cnty. of Esmeralda v. U.S. Dep't of Energy*, 925 F.2d 1216, 1222 (9th Cir. 1991). The court therefore grants Defendants' motion to dismiss and grants Plaintiff leave to file a motion to amend his complaint, as provided herein. Plaintiff may seek leave to amend by no later than April 25, 2012, but only if he can allege non-frivolous claims against (1) Defendant SEC concerning Rule 14a-8 "no action" letters which the Commission reviewed and have the status of a final SEC order and/or (2) Defendant Schapiro concerning actions she undertook outside her official capacity with respect to the Rule 14a-8 "no action" letters, which the Commission reviewed and have the status of a final SEC order. *See also* Fed. R. Civ. P. 11(b).

III. PLAINTIFF'S MOTION FOR LEAVE TO AMEND

A. LEGAL STANDARDS

1. Amendment of Pleadings

If a party has previously amended his complaint, he must obtain leave from the court to further amend his pleading unless the opposing parties consent. *See* Fed. R. Civ. P. 15(a). Although the decision whether to grant leave to amend lies

[1] Plaintiff's First Amended Complaint does not make specific claims against Defendant Schapiro, particularly that she acted outside her official capacity. Therefore, sovereign immunity renders her immune from suit. *See Amin'oil U.S.A., Inc.*, 674 F.2d at 1233.

within the court's discretion, *Lira v. Herrera*, 427 F.3d 1164, 1176 (9th Cir. 2005), "[t]he court should freely give leave when justice so requires," Fed. R. Civ. P. 15(a)(2). The Courts should grant leave to amend unless the court determines that the allegation of other facts consistent with the challenged pleading could not possibly cure the deficiency. *Lira*, 427 F.3d at 1176. Courts generally hold allegations of a *pro se* complaint to less stringent standards than formal pleadings drafted by lawyers. *See id.* Accordingly, the court must give *pro se* litigants leave to amend a complaint unless it is absolutely clear that the deficiencies of the complaint could not be cured by amendment. *Id.* A district court acts within its discretion to deny leave to amend when amendment would be futile, when it would cause undue prejudice to the defendant, or when it is sought in bad faith. *See Bowles v. Reade*, 198 F.3d 752, 757 (9th Cir. 1999).

2. Exhaustion of Administrative Remedies Under FOIA

In a FOIA action, a plaintiff must exhaust administrative remedies prior to seeking judicial review. *Am. Fed'n of Gov't Emp. v. U.S. Dep't of Commerce*, 907 F.2d 203, 209 (D.C. Cir. 1990); *Spannaus v. Dep't of Justice*, 824 F.2d 52, 58 (D.C. Cir. 1987); *United States v. Steele*, 799 F.2d 461, 465-66 (9th Cir. 1986); *United States v. U.S. Dist. Court*, 717 F.2d 478, 480 (9th Cir. 1983). When a FOIA plaintiff brings suit without first exhausting administrative remedies, the lawsuit is subject to

dismissal for lack of subject matter jurisdiction. *Steele*, 799 F.2d at 466. FOIA plaintiffs fail to exhaust administrative remedies "[w]here no attempt to comply fully with agency procedures has been made." *Id.* (citation omitted). After submitting a FOIA request, a requester must allow the agency twenty workdays to make an initial determination. 5 U.S.C. § 552(a)(6)(A)(i). The requester may appeal this determination, and the agency must make a determination with respect to the appeal within twenty workdays. § 552(a)(6)(A)(ii). Generally, if the agency fully or partially denies the appeal, the requester is deemed to have exhausted administrative remedies and may file suit. *See id.* Nevertheless, in circumstances where failure to exhaust would not undermine the "purposes and policies" behind the requirement, courts have recognized exceptions to the administrative exhaustion doctrine. *Antonelli v. Fed. Bureau of Prisons*, 591 F. Supp. 2d 15, 25 (D.D.C. 2008) (citations omitted); *Gonzales & Gonzales Bonds & Ins. Agency, Inc. v. U.S. Dep't of Homeland Sec.*, No. C-11-02267-DMR, 2012 WL 424852, at *3 (N.D. Cal. Feb. 9, 2012). For example, courts will entertain a case when exhaustion "would have been futile." *Marine Mammal Conservancy, Inc. v. Dep't of Agric.*, 134 F.3d 409, 411 (D.C. Cir. 1998); *Gonzales*, 2012 WL 424852 at *6. To show futility, "[i]t must appear that pursuing available administrative remedies would have been clearly useless, that the ultimate denial of relief was a

certainty." *Marine Mammal Conservancy, Inc.*, 134 F.3d at 411 (citations and quotation marks omitted).

B. ANALYSIS

Plaintiff did not attempt to comply fully with FOIA's procedures. He filed his request with the SEC on January 20, 2012. [*See* Docket No. 62 at 1, Ex. 1 at 1.] The SEC had at least twenty days to make an initial determination regarding the request, *see* §552(a)(6)(A), but Plaintiff filed suit before waiting for this period to pass. (*See generally* Pl.'s Opp'n & Mot. Am.) Further, Plaintiff makes no showing that following administrative procedures would have been futile [*see, e.g.*, Docket No. 71 Ex. 1 at 2 (noting that SEC continues to process Plaintiff's FOIA request in accordance with agency regulations)] or would have fallen into any other recognized exception to the exhaustion doctrine, which otherwise might warrant the court's exercising jurisdiction over his claim. *See Marine Mammal Conservancy*, 134 F.3d at 411. The court therefore lacks subject matter jurisdiction to hear his FOIA claim. As amendment to his complaint to add this claim would be futile, the court denies Plaintiff leave to amend.[2]

---

[2] Should Plaintiff's FOIA claim become ripe for judicial review, he could then file suit. The court notes that the Court has declared Plaintiff a vexatious litigant. *Missud v. State of Nev.*, No. 11-3567-EMC, 2012 WL 986478, at *14 (N.D. Cal. Mar. 22, 2012). Any new suit that he brings must comply with the filing restrictions imposed by the Court. *See id.*

IV. CONCLUSION

For the foregoing reasons, the court GRANTS's Defendant's motion to dismiss, but Plaintiff may file a motion to amend his complaint by no later than April 25, 2012 only if he can allege non-frivolous claims against (1) Defendant SEC concerning Rule 14a-8 "no action" letters which the Commission reviewed and have the status of a final SEC order and/or (2) Defendant Schapiro concerning actions that she undertook outside her official capacity with respect to the Rule 14a-8 "no action" letters, which the Commission reviewed and have the status of a final SEC order. If Plaintiff proffers any claims that do not meet the factual and legal requirements of subsection (b) of Rule 11 of the Federal Rules of Civil Procedure,[3] the court may impose sanctions. Fed. R. Civ. P. 11(c). Finally, the court DENIES Plaintiff's pending motion for leave to amend the complaint.

IT IS SO ORDERED.

Dated: April 11, 2012

---

[3] Federal Rule of Civil Procedure 11 states, in relevant part, that an unrepresented party certifies that to the best of the person's knowledge, information, and belief, formed after an inquiry reasonable under the circumstances: (1) [its pleading] is not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation; (2) the claims, defenses, and other legal contentions are warranted by existing law or by a non-frivolous argument for extending, modifying, or reversing existing law or for establishing new law. Fed R. Civ. P. 11(b).

Appendix CC

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

PATRICK A MISSUD, No. C-12-00161 DMR

Plaintiff,

v.

SECURITIES AND EXCHANGE COMMISSION, *et al.*,
Defendants.

_______________________________/

ORDER DENYING PLAINTIFF'S MOTION FOR LEAVE TO FILE SECOND AMENDED COMPLAINT AND DISMISSING CASE

Plaintiff Patrick Missud moves pursuant to Rule 15(a)(2) of the Federal Rules of Civil Procedure for leave to amend and to file a second amended complaint. (Pl.'s Mot. to Amend & 2d Am. Compl. ("2d Am. Compl.").)[4] Defendants Securities and Exchange Commission ("SEC" or "the Commission") and SEC Chairman Mary Schapiro ("Schapiro") oppose the motion. (Defs.' Opp'n to Pl.'s Mot. for Leave to Amend.) For the reasons given below, the court DENIES Plaintiff's motion and DISMISSES the case.

I. BACKGROUND AND PROCEDURAL HISTORY

---

[4] Plaintiff files his motion for leave to amend and the proposed second amended complaint as one document. Hereafter, the court will refer to this document as the second amended complaint.

Plaintiff, proceeding *pro se*, filed this action on July 20, 2011 and amended his complaint three months later. [*See* Docket Nos. 1, 18.] On January 5, 2012, the court dismissed the claims against all Defendants except the SEC and Schapiro, and severed the dismissed defendants from the case. *Missud v. Nevada*, No. 11-3567-DMR, 2012 WL 986592 (N.D. Cal. Jan. 5, 2012), *adopted by* No. 11-3567-EMC, 2012 WL 986478 (N.D. Cal. Mar. 22, 2012). Plaintiff's claim against the SEC alleged that it improperly issued Rule 14a-8 "no action" letters concurring with former Defendant D. R. Horton Corporation's denial of Plaintiff's annual shareholder proposals. (*See* Am. Compl. 25-26.) Plaintiff alleged no facts against Schapiro; in an excess of caution, the court interpreted Plaintiff's claim against Schapiro to also concern the allegedly improper issuance of Rule 14a-8 "no action" letters. (Order Granting Defs.' Mot. to Dismiss & Den. Pl.'s Mot. for Leave to Amend Compl. 3-4.) On January 23, 2012, Defendants filed a motion to dismiss Plaintiff's first amended complaint for lack of subject matter jurisdiction and failure to state a claim. [Docket. No. 61.] On February 6, 2012, Plaintiff filed an opposition and a motion for leave to further amend the complaint to add a claim to compel SEC compliance with his Freedom of Information Act ("FOIA") request, *see* 5 U.S.C. § 552. [Docket Nos. 66, 67.] On April 11, 2012, the court granted Defendants' motion to dismiss, with limited leave to amend: Plaintiff may file a motion

to amend his complaint ... only if he can allege nonfrivolous claims against (1) Defendant SEC concerning Rule 14a-8 'no action' letters which the Commission reviewed and have the status of a final SEC order and/or (2) Defendant Schapiro concerning actions that she undertook outside her official capacity with respect to the Rule 14a-8 'no action' letters, which the Commission reviewed and have the final status of an SEC order. [Docket No. 79 at 6-7.] On April 25, 2012, Plaintiff filed the instant motion for leave to file a second amended complaint. (2d Am. Compl.) The court finds the motion appropriate for resolution without a hearing. *See* N.D. Cal. Civ. L.R. 7-1(b). The parties filed consents to this court's jurisdiction pursuant to 28 U.S.C. § 636(c). [Docket Nos. 15, 51, 57.] As a result, the court may enter judgment in the case. *See* 28 U.S.C. § 636(c)(1); Fed. R. Civ. P. 72(b); N.D. Cal. Civ. L.R. 72-1.

II. LEGAL STANDARDS

Rule 15(a) of the Federal Rules of Civil Procedure states that "a party may amend its pleading only with the opposing party's written consent or the court's leave" and that "[t]he court should freely give leave when justice so requires." Fed. R. Civ. P. 15(a)(2). District courts have the discretion to grant or deny leave to amend a complaint and liberally apply a policy favoring amendments. *Foman v. Davis*, 371 U.S. 178, 182 (1962); *Ascon Props., Inc. v. Mobil Oil Co.*, 866 F.2d 1149, 1160 (9th Cir. 1989). However, district courts need not grant leave

where the amendment involves undue delay, bad faith, repeated failure to cure by amendments previously allowed, undue prejudice to the opposing party, or futility of the amendment. *Foman*, 371 U.S. at 182; *Bowles v. Reade*, 198 F.3d 752, 757 (9th Cir. 1999); *Ascon*, 866 F.2d at 1160 (citing *DCD Programs, Ltd. v. Leighton*, 833 F.2d 183, 186 (9th Cir. 1987)).

III. ANALYSIS

Plaintiff's proposed second amended complaint does not cure the deficiencies in the first amended complaint.

A. Plaintiff's Claim Against Defendant SEC

As the court held in its previous order, Plaintiff's claim against the SEC must allege that the Rule 14a-8 'no action letters' at issue must have the status of a final order in order for the Court to exercise subject matter jurisdiction over the letters. [Docket No. 79 at 3-4, 6.] Rule 14a-8 "no action" letters have the status of a final order if two requirements are met. First, the SEC must exercise its discretion to review the staff's previous determination. *Kixmiller v. SEC*, 492 F.2d 641, 644 (D.C. Cir. 1974). Second, the resulting determination must "impose an obligation, deny a right or fix some legal relationship as a consummation of the administrative process." *Amalgamated Clothing & Textile Workers Union v. SEC*, 15 F.3d 254, 257 (2d Cir. 1994) (quoting *Chi. & S. Air Lines, Inc. v. Waterman S.S. Corp. Civil Aeronautics Bd.*, 333 U.S. 103, 113 (1948))

(citations omitted). Plaintiff's proposed second amended complaint neither alleges that the SEC reviewed his Rule 14a-8 "no action" letters nor alleges that the SEC's determination imposed an obligation, denied a right, or created a binding legal relationship. Because Plaintiff consequently has not alleged that his Rule 14a-8 "no action" letters have the status of a final order, the Court has no subject matter jurisdiction over the claim. The court therefore denies Plaintiff further leave to amend his claim against the SEC.

B. Plaintiff's Claim Against Defendant Schapiro in Her Unofficial Capacity

Plaintiff fails to state a viable claim against Defendant Schapiro. Plaintiff does not adequately allege that Schapiro acted outside of her official capacity with respect to the letters. Plaintiff simply alleges that Schapiro acted fraudulently in the issuance of the letters. (2d Am. Compl. 6.) However, to allege fraud, "a party must state with particularity the circumstances constituting" the alleged action. Fed. R. Civ. P. 9(b). Plaintiff's proposed cause of action states: This Court correctly notes that Missud specifically alleged that Schapiro acted OUTSIDE her official capacity when she fraudulently denied Missud's request for a 14(a)8 publication to benefit the $5.6 Billion DHI Corporation which has and is suing racketeering activities to 'earn' publically reported revenue. The EC' [sic] top official has had seven years of Missud's tips which prove DHI'$ [sic] interstate

fraud on consumers. Some of these tips are publically posted at the EC' [sic] very own authentic website. (2d Am. Compl. 6.) Rather than specifying Schapiro's alleged fraudulent actions that led to the issuance of Plaintiff's Rule 14a-8 "no action" letters, Plaintiff conclusorily alleges that Schapiro acted fraudulently because she knew of Plaintiff's investigative actions and still allowed the SEC to issue the letters unfairly to him. These allegations do not meet the pleading standards of Rule 9. The court therefore denies Plaintiff leave to amend his claims against Schapiro.

IV. CONCLUSION

For the foregoing reasons, and because of Plaintiff's repeated failures to state a viable claim in proffered complaint, the court DENIES Plaintiff's motion for leave to amend and DISMISSES the case with prejudice.

IT IS SO ORDERED.

Dated: July 17, 2012

PROOF OF SERVICE:

I am a citizen of the United States; I am over 18 years of age; my address is: 91 San Juan Avenue, San Francisco, California, 94112; I am employed in the County of San Francisco, where this mailing occurred. On 12-17/18-2012, [per USPS POS] I served the following documents:

PETITION FOR A WRIT OF CERTIORARI

By placing a true copies thereof in the mail and/or by fax, hand delivery, email:

U.S. Supreme Court Express # EB011535770US
One First Street, N.E.
Washington DC, 20543

U.S. Solicitor General, Room 5614
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001

Ann Marie Reding, Assistant U.S. Attorney
Office of the U.S. Attorney
450 Golden Gate Avenue
San Francisco, CA, 94102

California Supreme Court; Attorney General (Suite 11000); Court of Appeal;
400 McAllister St.
San Francisco, CA, 94102

San Francisco Superior Court
350 McAllister St.
San Francisco, CA, 94102

Attorneys and interested parties including: California and 26 other state's Attorney Generals, various state and federal enforcement agencies, attorneys in related cases and appeals: A551662, A56502, A60563, CPF-10-510876, A131566, A135015, A135531, S198352, 07-cv-2625, 10-cv-235, 11-CV-3567, 12-cv-161-DMR, 12-cv-3117-WHA, 12-15658, 12-15371, ...

I declare under the penalty of perjury under the laws of California that the forgoing is true and correct.

/S/ Patrick Missud	12-17-2012 & 3-20-13
Patrick Missud	Date

From:	pat missud <missudpat@yahoo.com>
Sent:	Friday, January 03, 2014 11:19 AM
To:	foiapa; Vilardo, Mark; Ingram, Jonathan; Hall, Ronnye L.; Livornese, John J.; OIG; sanfrancisco; dfw; Greene, Robert T.; John.G.Stumpf@wellsfargo.com; mike.heid@wellsfargo.com; jerald.banwart@wellsfargo.com; mary.coffin@wellsfargo.com; sharon.cecil@wellsfargo.com; todd.m.boothroyd@wellsfargo.com; BoardCommunications@wellsfargo.com; Richard.D.Levy@wellsfargo.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com; eric.mcluen2@wellsfargo.com
Cc:	josh.levin@citi.com; dan.oppenheim@csg.com; patrick.murray@csg.com; william.alexis@csg.com; michael.rehaut@jpmorgan.com; david-i.goldberg@ubs.com; nishu.sood@db.com; megz_mcgrath@hotmail.com; rstevenson@peoplemanagement.org; steve.east@csfb.com; mross@bgbinc.com; gs-investor-relations@gs.com; Buck.Horne@RaymondJames.com; ivy@zelmanassociates.com; bberning@fppartners.com; chris.hussey@gs.com; joshua.pollard@gs.com; arjun.sharma@citi.com; jacqueline.merrell@gs.com; jason.a.marcus@jpmorgan.com; cbrian@tradethetrend.com; rob.hansen@db.com; jesse.arocho-cruz@db.com; jonathan.s.ellis@baml.com; kenneth_zener@keybanccm.com; jrahmani@kbw.com; rosteen@kbw.com; jay.chhatbar@baml.com; jonathan.s.ellis@baml.com; jason.a.marcus@jpmorgan.com; william.w.wong@jpmorgan.com; arjun.sharma@citi.com; kisha.rosario@jpmorgan.com; katharine.hutchins@baml.com; stephen.sihelnik@baml.com; inquiries@guggenheimpartners.com; jane.wong1@baml.com; karen.frenza@gs.com; michael.dahl@credit-suisse.com; kim@zelmanassociates.com; karen.frenza@gs.com; christina.c.lo@jpmorgan.com; angela.pruitt@dowjones.com; nick.vonklock@dowjones.com; george.stahl@dowjones.com; cbrian@mysmartrend.com; pchu@fnno.com; adam.rudiger@wellsfargo.com; jack.micenko@sig.com; Patrick.Murray@csg.com; steven.bachman@rbccm.com; robert.wetenhall@rbccm.com; mickey.guberman@citi.com; dan.oppenheim@credit-suisse.com; william.alexis@credit-suisse.com
Subject:	$EC Indictment$ for 18 USC 201; and Circuit Appeal 13-73927
Attachments:	RplyToWF_1-2-14.pdf; GIBSON-DUNN_Opp_12-28-13.doc; 3117MI$$INGDkt$_7-12-13.pdf; Al$up-Chen-9thCircuit_CoverUp_4-12-13.pdf; StBarCmplt12-O-12270.pdf; Amndnd_Circuit_MissV.SEC_12-26-13.pdf

Good morning $EC Agent$, Well$-Fargo $taff, and Wall $treet-

$EC Agent$-

A. Find attached 5 documents relevant to my 14(A)-8 Proposal concerning Well$ Fargo:
(1) Wells-Fargo/Gibson-Dunn'$ Opposition to printing the truth in it$ Proxy $tatement;
(2) My factually-based Reply to John $tumpf, -who desperately want$ to $tay out of pri$on;
(3) Self-authenticating court records from RICO case C:12-3117 proving to criminal standards that judge Al$up hide$ evidence, of corporate purchase of judge$ ju$t like him, from the public;
(4) More self-authenticating court records from RICO case C:12-5306/5468 proving to criminal standards that judge Al$up and Chen hid this entire ca$e within their court'$ "internal" database to dupe 314 Million Americans into thinking that they don't work for the *Citizen$-United* and corporate oligarch$ like $tumpf; and
(5) Judge Chen'$ feeble attempt to retaliate against me, a 4-year federal mole whose specific duties were to get judge$ like Al$up and Chen indicted for 18 USC 201 corruption.

B. Per the attached "Amended_Circuit_Miss_v.$EC", $ome unfortunate $EC agent ha$ to oppose my criminally-proven Petition for Mandate registered in below appeal 13-73927.
C. Please make sure that all $EC agent$ who'll be submitting documents in A and B above are high-ranking officials with enormou$ $alarie$. As a Qui-Tam Relator/Informant I'll be entitled to claw-back of all their wages and benefits after they're found guilty of official corruption. You see, *that'$ how I make my money.*

Wall Street-
You are mentioned in my Reply's caption [A(2)]. Be sure to acurately report on this information. Misinforming the public is actionable. Your actions in regards to DHI and WF have been/will be duly noted by federal authorities.

Thanks in advance,
Mole Missud

----- Forwarded Message -----
From: "ca9_ecfnoticing@ca9.uscourts.gov" <ca9_ecfnoticing@ca9.uscourts.gov>
To: missudpat@yahoo.com
Sent: Thursday, December 26, 2013 10:44 AM
Subject: 13-73927 Patrick Missud, I v. USDC-CASF "File a Motion"

*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing.**

United States Court of Appeals for the Ninth Circuit

Notice of Docket Activity

The following transaction was entered on 12/26/2013 at 10:44:38 AM PST and filed on 12/26/2013

Case Name: Patrick Missud, I v. USDC-CASF
Case Number: 13-73927
Document(s): Document(s)

Docket Text:
Filed (ECF) - Patrick Alexandre Missud, I and Petitioner Patrick Alexandre Missud, I Amended Motion for miscellaneous relief [4-Year Federal Informant and Undercover Mole Missud need$ thi$ corporate-bought court to rule before January 10, 2014.]. Date of service: 12/26/2013. [8916547] (PAM)

Notice will be electronically mailed to:

Mr. Jacob H. Stillman
Patrick Alexandre Missud, I

The following document(s) are associated with this transaction:
Document Description: Main Document
Original Filename: Amndnd_Circuit_MissV.SEC_12-26-13.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=12/26/2013] [FileNumber=8916547-0]
[8ea56e8c92c6dd23ee47a6cba2c8a4f541b6a04ea5fd2db156a750b1c38572909013019e83d015591ec3d1533af4
5c136e437896ebc95d37d781b11a7bf42998]]

Document Description: DHI eek an $EC Cover-Up
Original Filename: $$DHI$$-$EC-Reque$t-For-No-Action_9-25-13.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=12/26/2013] [FileNumber=8916547-1]
[453477a98055850f7402518b0bda51f71dae06621c75de0d7f3ae4681419615dc9ad44d17d2d051c581ba750887
4df480c8db8269b649d7d6ff268f5f31e3c63]]

Document Description: The $EC gave DHI $ome More Cover $$$$$$$
Original Filename: $EC_Furthering_DHI'$_Racketeering_14A8_11-1-13.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=12/26/2013] [FileNumber=8916547-2]
[7211f1a4d93decccbc42c7d7332d257d0961444877c486f8f50bbc77b92f494d3d16b273c7189297d9c65589835
836d75c1d80532a1e09f08976b128f438cfe8]]

Patrick Missud
Civil & Mechanical Engineer
CA General Contractor #697370
CA Attorney at Law (in good standing)
Non-Moron unlike John $tumpf
Non-Felon like $tumpf'$ many judge$$$$
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

January 2, 2014

Att'n: Gibson, Dunn, and Crutcher
Corporate Coun$el, for Well$ Fargo Inc.
c/o Elizabeth Ising
1050 Connecticut Avenue, N.W.
Washington DC, 20036-8500

Office of Chief Counsel
Divi$ion of Corporate Finance
$ecuritie$ and Exchange Commi$$ion
100 F Street, NE
Washington DC, 20549

Re: Four-Year Federal Informant, and Undercover Mole Missud's 2014 $EC Rule 14(a)-8 Proposal for Action [Proposal] designed to secure John $tumpf'$, hi$ defense attorney$', $EC official$', and high level Circuit and $upreme Court judge$' impeachment$ and indictment$ for 18 USC§201 Corruption, §1962 Racketeering, §1962 Co-Conspirator/Professional Liability, and §2341 Treason among other federal crimes.

Via: By mail per the above, and email- Service List to which this letter was attached

To: WF; $EC; WF'$ bu$ine$$ partner DHI; Federal Agencies with authority to indict corrupt corporate-bought official$; FBI; DOJ; PIN; WF CEO $tumpf; Wall Street and it$ Industry Analysts who have absolute duties since Enron to accurately inform the public and not i$$ue 'Buy' ratings knowing that Fortune-500 companies will be investigated for fraud because the Analysts would be partaking in corporate racketeering; Syndicated Media; Consumer Groups...

Attention: Ms. Ising, CEO $tumpf, $EC Agent$, WF Board of Director$ and Corporate Coun$el, and Federal Agents and Judge$-

I. INTRODUCTION

This letter is in Reply to WF'$ request that the $EC violate it$ own rule$ for another decade to provide additional cover for WF'$ interstate predatory lending, mortgage fraud, consumer extortion, and fraud on Freddie, Fannie, and HUD to name but a few already criminally-proven crime$.

II. NOTICE

Proponent Missud has been an undercover mole setting-up corrupt court$, judge$, and agencie$ like the $EC for over four year$. Missud is getting a tad bored and now wants the cavalry to ride in and take over prosecution, or farm it out to other federal agencies with the power to indict, impeach, and incarcerate corrupt official$ and judge$.

III. WF'$ FALSE CLAIMS RE: "REDRESSING A PERSONAL GRIEVANCE"

In it$ 10-page Opposition, corporate 'per$on' WF feigns that Missud seeks redress through the $EC because: he failed to get court relief; WF foreclosed on his home; and because WF colluded with it$ RICO bu$ine$$ partner DHI to withhold information including sufficient share ownership to prevent compulsory printing of another separate 14(A)-8 concerning DHI. These will all be refuted in succession....

At page 3 "Background" P-2, WF mentions Missud's foreclosure after two of his bona fide Lis Pendens were expunged by a pair of corrupt judge$. WF, which foreclosed on hundreds of other Nevada home-owners after having feigned to re-finance their homes under myriad federal programs designed to keep them in their homes, did indeed knowingly foreclose on Missud's Home with full knowledge that an October 1, 2010 court order and money-judgment was procured through fraud and under color-of-law.

WF foreclosed to try and 18 USC §1513(e) retaliate and financially interfere with Qui-Tam whistle-blower Missud who's exposing WF's interstate, nationwide predatory lending and fraud on the U.S. government *as admitted by Wells Fargo*. In fact, WF scraped-up $1.321 Billion to settle charges with Freddie and Fannie this very week: http://www.reuters.com/article/2013/12/30/us-wellsfargo-fanniemae-idUSBRE9BT0F420131230 .

As a 31 USC §3279 Qui-Tam whistleblower, Missud is also entitled to a cut of any savings recouped by the fed, and which he made possible through exposure like this. Attorney Missud discovered that WF ha$ lot$ of help in the court$ to cover-up it$ nationwide crime$. For instance, Nevada's Presiding Judge Gonzalez and entire $upreme Court were as happy as California's judge Kahn and Appellate Division III to ignore thousands of registered pages of overwhelming FRE Rule-803 or better evidence to expunge two Lis Pendens preventing WF from foreclosing on federally-protected informant Missud's home.[1]

At page 4 in bullet-point P-1, WF refers to RICO case C:12-3117-WHA which was dismissed on September 24, 2012. It was indeed di$mi$$ed on that date, but not before judge Al$up deleted 1000+/- publicly-registered pages of pleadings and evidence proving to criminal standards that judge$ like him were $elling their order$ to corporate $pecial intere$t$ like Well$ Fargo.[2] Further know that Alup' blatant and ultra-illegal acts are coming-up in Conference on January 17, 2014 before the U.S. Supreme Court.[3]

---

[1] See: NV $upreme Court 60563at http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 ;

MAR-19-2012	ORDER ALLOWING LAB INVESTMENTS, LLC TO INTERVENE IN THIS ACTION, EXPUNGING LIS PENDENS, AND AWARDING FEES AND COSTS AGAINST PATRICK MISSUD	View

and

JUN-20-2012	REMITTITUR DISMISSED (A135015 DIV 3)	View

and Search <A135531> and related cases, appeals, and Writs at http://www.courts.ca.gov/1dca.htm

[2] Search <C:12-3117> in PACER http://www.pacer.gov/findcase.html . Note that dockets 81-85, 87, 88 are missing but were registered before Al$up illegally deleted them. Also see Alup' orders without an account at: http://dockets.justia.com/docket/california/candce/3:2012cv03117/256127 . Note how he repeatedly restricted Missud's court access because he doe$n't want to be expo$ed as *Citizen$-United* corporate-bought. In fact $ome court- either Al$up'$ or $COTU$, modified the caption for docket #86 from "*Citizen$-United* Corporate Purchase of the Judiciary" to the much more innocuous "The U.S. Supreme Court Knows of Your Corporate Corruption." Perhap$ Tony Kennedy ha$ an explanation???

[3] Search for Writ 13-6518 at: http://www.supremecourt.gov/docket/docket.aspx

$COTU$ will either grant review of 13-6518 and acknowledge that Al$up illegally deleted evidence to hide it from the public; otherwise sua-sponte prove that it routinely cover$-up Circuit and District court crime$ which include $elling judicial order$ to the highe$t *Citizen$-United* corporate bidder$.[4]

At page 5:P-2, WF claims that its "clear from [Missud's] supporting statements to the Proposal that he is alleging that [WF]colluded with DHI to originate predatory loans, a theory that he has repeatedly failed to prove in multiple courts."

Doesn't WF'$ $1.3 Billion admi$$ion/payoff to Freddie and Fannie put a dent in the corporate "citizen'$" self-serving statement that Missud's allegations were repeatedly unproven. The real rea$on why District judge$ Ryu, Chen, Al$up, Wilkin, ...; and Circuit judge$ Gould, Clifton, Bybee, Murguia, Leavy, Thoma$, Trott, Graber, Paez, Pregerson, Kozinski, ...failed to acknowledge FRE Rule-803 or better evidence proving DHI'$ 27-state predatory lending and mortgage fraud to criminal standards is because it too ha$ billion$ to lo$e if ju$t any one of them acknowledges the evidence. A scant 1% of $1.3 Billion is a cool $13 Million -which buy$ lot$ of intentional ignorance by elitists, -the 'judicially-immune' judge$.[5]

At page 6 in bullet-point P-2, WF lists just four of Nine Writs which have or will come before SCOTUS. All Nine are proven to beyond FRCP Rule-9 standards and prove that judge$ routinely rely on 'judicial immunity' to get away with $elling-out real people to Anthony Kennedy'$ corporate 'people.' I've provided the chink in their judicial cloak$ of armor, so that in-depth FBI investigations into every single judge throughout the nation can begin. After all, America has very probable cause to believe that the 100+ corrupt judge$ that I've already easily exposed throughout Nevada, California, South Carolina, ... and in *eight* jurisdictions up to SCOTUS are the norm *and not the exception.*

From page 6-7, 'citizen' WF says that attorney Missud was repeatedly declared "vexatious," is under pre-filing review, and was sanctioned for failure to adhere to rules. Yeah- that's right. Judge$ Ryu, Chen, Alsup, and Wilkin were wholly incapable of $uppressing the fact that judge$ like them are corporate-bought and therefore 18 USC §1513(e) retaliated, and labeled Missud "vexatious" because for over 4 years he's been setting them up for federal incarceration. Pre-filing review is required by all the 18 USC §201 corrupt judge$ because they can't allow registration of any more concrete evidence proving their roles in 18 USC §1962 corporate Racketeering. The sanctions were their feeble attempts to deter Missud from further exposing their ultra-dirty deed$.[6]

From page 8-9, WF -which wa$ anointed by Tony Kennedy with 'per$onhood' status, seeks to convince corporate lapdog $EC that Missud is merely redressing a personal grievance, and that the Proposal is only masquerading as a matter of general interest to all stockholders. Nope- that's wrong. Missud drafted the Proposal for three valid and all-imortant reasons:

(1) To protect WF's shareholders by informing them that the bank is involved in ultra-

---

[4] Note that $COTU$ is totally screwed one way or the other.

[5] Note that at best, judges have ordinary intelligence. They couldn't become accountants, programmers, doctors, scientists, engineers, ..., so instead 'studied' philosophy in college and then played make-believe in law school. They're mostly a bunch of idiots who are easy to set-up even though they make the rules in their own rigged 'court$ of ju$tice.'

[6] The sanctions are far in excess of $100: Gonzalez- $48k plus interest= $65k in A551662; Kahn- $4000 in CGC-10-510876; Mahoney- $1500 in FDI-03-753770; Chen, McGuine$$, Jenkin$, Pollak, Armendariz $25k+++ and license revocation in 12-O-10026/12270; ... For a total easily exceeding a ½ million dollars.

vires criminal acts which are supposed to be regulated by the $EC. Shareholders don't need another nasty surprise like an additional $1.3 Billion settlement with other creditors over yet more defaulting predatory loans.

(2) America needs to know that Fortune-500 *Citizen$-United* companies like WF routinely buy judge$: as just another cost of doing bu$ine$$; and to prevent disgorgement of RICO proceeds which would otherwise costs orders of magnitude more if they didn't buy the judge$. Why di$gorge a billion dollars if you can cheaply buy just one judge for a million dollar$?[7]

(3) Missud's been a federal Informant for four years doing such things as setting-up corrupt agencies like the $EC for investigation. The $EC now has to either $ide with: WF; or Missud, WF Shareholders (who the $EC is literally Commissioned to protect), and 314 Million fleeced American taxpayers who already have all the facts that WF did indeed knowingly sell predatory loans to the fed, and ha$ been buying judge$ left and right to cover-up that $700 Billion in TARP funds were spent as a result of corporate greed, -of the type the corporate-bought $EC i$ $uppo$ed to regulate.

IV. CONCLUSION$

The current Proposal for Action is valid, and very well-supported. The $EC should compel WF and John $tumpf to print it in the company's forthcoming Proxy Statement. To otherwise allow WF to evade ju$tice yet again, and keep its own Shareholders in the dark regarding its criminal acts will subject the $EC to a thorough investigation by the DOJ, FBI, and PIN.

Twelve of one, or a dozen of the other will protect the interests of: shareholders; and 314 Million Americans from *Citizen$-United* 'people' and corporate-bought judge$. Either way, the $EC, WF, and Johnny $tumpf will be exposed as 18 USC §201, and §1962.[8]

//

Submitted as a Proponent, Informant, Qui-Tam Relator, and 4-year federal mole,

Patrick Missud

Patrick Missud, WF shareholder with sufficient ownership.
Encl.

[7] Recall that judge West VA's Appellate Judge Benjamin was bought for a large-ish $3 Million to $ave Ma$$ey just $60 Million+/- with interest. That's a 95% Return On Investment whereas $1 Million spent to save WF a Billion in disgorgeable RICO proceeds is a much better 99.9% ROI: http://www.scotusblog.com/case-files/cases/caperton-v-a-t-massey-coal-company-inc-et-al/ and http://thinkprogress.org/politics/2010/07/27/109596/blankenship-wv-election/

		Exhibit Docs Sent to the US Supreme Court, # 2 Exhibit Letters Imploring Chief Justices to Investigate Clear Federal Court Corruption)(Related document(s) 59 , 1) (Missud, Patrick) (Filed on 9/18/2012) Modified on 9/19/2012 (dtm, COURT STAFF).
09/18/2012	69	Declaration in Support of 1 Complaint and Notice that Today and Tomorrow California Division II Appellate Justices will ignore evidence to support Federal Arbitration Act Racketeering; filed by Patrick A. Missud. (Attachments: # 1 Exhibit Official Documents Already Registered in Appeal A130482, # 2 Exhibit Official Documents Already filed in Appeal A130482) (Related document(s) 59 , 1) (Missud, Patrick) (Filed on 9/18/2012) Modified on 9/19/2012 (dtm, COURT STAFF).
09/20/2012	70	Response to Order to Show Cause 59 Order by Patrick A. Missud. (Attachments: # 1 Exhibit Proof of Public Service to 313 Million Americans whose Government is For Of and By Them)(Missud, Patrick) (Filed on 9/20/2012) Modified on 9/21/2012 (dtm, COURT STAFF).
09/20/2012	71	Supplemental Response to Order to Show Cause 59 Order by Patrick A. Missud. (Missud, Patrick) (Filed on 9/20/2012) Modified on 9/21/2012 (dtm, COURT STAFF).
09/20/2012	72	CERTIFICATE OF SERVICE of Courtesy Copies of Dockets 61-70 on the Court Timely for the September 20, 2012 OSC; by Patrick A. Missud (dtm, COURT STAFF) (Filed on 9/20/2012)
09/21/2012	73	Supplemental Response #2 to Order to Show Cause 59 Order by Patrick A. Missud. (Attachments: # 1 Exhibit Petition for Review by California's Supreme Court of State Bar Racketeering)(Missud, Patrick) (Filed on 9/21/2012) Modified on 9/ 21/2012 (dtm, COURT STAFF).
09/24/2012	74	ORDER DISMISSING ACTION WITH PREJUDICE AND DECLARING PLAINTIFF A VEXATIOUS LITIGANT. Signed by Judge Alsup on September 24, 2012. (whalc1, COURT STAFF) (Filed on 9/24/2012)
09/24/2012	75	JUDGMENT. Signed by Judge Alsup on September 24, 2012. (whalc1, COURT STAFF) (Filed on 9/24/2012)
09/24/2012	76	Request for Judicial Notice re 74 Order *Judge AlSup'$ Imminent Impeachment for Corruption* filed byPatrick A. Missud. (Related document(s) 74) (Missud, Patrick) (Filed on 9/24/2012)
09/27/2012	77	Request for Judicial Notice re 75 Judgment, 74 Order *Impeachment$ Forthcoming* filed byPatrick A. Missud. (Attachments: # 1 Exhibit Undeniable Proof of Corporate-Judicial Corruption)(Related document(s) 75 , 74) (Missud, Pat rick) (Filed on 9/27/2012)
09/27/2012	78	Request for Judicial Notice re 75 Judgment, 74 Order *Notice to SCOTUS that the Ninth's Judge$ are Abusing the "Doctrine of Judicial Immunity"* filed byPatrick A. Missud. (Attachments: # 1 Exhibit Cover Letter to SCOTUS Regarding 9th District/Circuit Cover-Up)(Related document(s) 75 , 74) (Missud, Patrick) (Filed on 9/27/2012)
10/04/2012	80	ORDER DENYING MOTION FOR RECONSIDERATION by Hon. William Alsup denying 79 Motion for Reconsideration.(whalc1, COURT STAFF) (Filed on 10/4/2012)

WHERE ARE THESE? 79

→ 81 82 83 84 85

NOT QUITE ACCURATE

WHERE ?

87 88

10/22/2012	86	Judicial Notice that the U.S. Supreme Court knows of your Corporate Corruption re 74 Order filed by Patrick A. Missud. (Attachments: # 1 Exhibit Notice to SCOTUS that 9th District and Circuit Judge$ are Corporate-Bought) (Related docum ent(s) 74) (Missud, Patrick) (Filed on 10/22/2012) Modified on 10/22/2012 (dtm, COURT STAFF).
10/23/2012	89	ORDER DENYING SECOND MOTION FOR RECONSIDERATION by Hon. William Alsup denying 81 Motion for Reconsideration.(whalc1, COURT STAFF) (Filed on 10/23/2012)
11/02/2012	90	Request for Judicial Notice re 74 Order *Additional Proof that California's Judiciary is Corporate-Bought and that Judicial Immunity doe$ not $hield Corrupt judge$ from ProSecution* filed byPatrick A. Missud. (Att achments: # 1 Exhibit Letter to SCOTUS, FBI, and DOJ, # 2 Exhibit California First District Court of Appeal Admi$$ion$)(Related document(s) 74) (Missud, Patrick) (Filed on 11/2/2012)
11/05/2012	91	Request for Judicial Notice re 74 Order *Notice to Federal Authorities to Monitor $$Chen$$ who will Sell Out 38 Million Californians to Cover-up Bell California II* filed byPatrick A. Missud. (Attachments: # 1 Exhib it Exposure of Judge Chen's 18 USC 201 Corruption, # 2 Exhibit Notice to SCOTUS of Bi-State collusion to conceal Origins of the Mortgage Meltdown) (Related document(s) 74) (Missud, Patrick) (Filed on 11/5/2012)
11/06/2012	92	Request for Judicial Notice re 74 Order *The Mountain of Evidence that the 9th District is Corporate-Owned is Immense* filed byPatrick A. Missud. (Attachments: # 1 Exhibit Federal Judge Hamilton'$ Admi$$ion$, # 2 Exhibit Federal Judge Hamilton'$ Permanently Registered Order, # 3 Exhibit Notice to the 9th Circuit CJ that Chen is Bought, # 4 Exhibit Notice to SCOTUS that the 9th District is Bought)(Related document(s) 74) (Missud, Patrick) (Filed on 11/6/2012)
11/06/2012	93	Request for Judicial Notice re 74 Order *Judge Al$up- I$ the Reason that you Declared Missud 'Vexatious' because he exposed Rampant Judicial Corruption in the Superior and Appellate Court$? Al$o- why Did you try and $upre$$ case 12-cv-5408 [now 12-cv-5468-EMC] as 'insurance' claim 12-mc-80246?* filed byPatrick A. Missud. (Attachments: # 1 Exhibit Non-Hearsay Court of Appeal$ Documents)(Related document(s) 74) (Missud, P atrick) (Filed on 11/6/2012)
11/08/2012	94	AFFIDAVIT of Service for Subpoena for Production of List of Formal Charges *To Have Been Produced the Week After the Failed July 2, 2012 ENEC* served on Custodian of Records- State Bar of California on November 7, 2012, filed by Patrick A. Missud. (Attachments: # 1 Exhibit Subpoena Served on State Bar for Record$, # 2 Exhibit 3-9-12 Transcript for 11-cv-3567-EMC, # 3 Exhibit Docket 88 for RICO 11-cv-3567-EMC, # 4 Exhibit Docket 89 for RICO 11-cv-3567-EMC)(Missud, Patrick) (Filed on 11/8/2012)
11/12/2012	95	Request for Judicial Notice re 74 Order *More Predictions that the Nation's Highest Judge$$$ will Again Ignore all Evidence and $ide with the Money* filed byPatrick A. Missud. (Attachments: # 1 Exhibit Cover to SCOTUS and DOJ, # 2 Exhibit Pleading filed with Nevada'$ $upreme Court, # 3 Exhibit Exhibits in Support of Pleading filed in A60563)(Related document(s) 74)

HERE THEY ARE -
THE MI$$ING DOCKET$



(C)



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Reconsideration

Monday, October 1, 2012 1:11 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/1/2012 at 1:11 PM and filed on 10/1/2012
Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 79
Docket Text:
First MOTION for Reconsideration re [74] Order, [75] Judgment *Dismissing the$e judicial defendants will only lead to additional consumer targeting* filed by Patrick A. Missud. (Attachments: # (1) Exhibit Part 1, # (2) Exhibit Part 2, # (3) Exhibit Part 3, # (4) Exhibit Part 4, # (5) Exhibit Part 5, # (6) Exhibit Part 6)(Missud, Patrick) (Filed on 10/1/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: RqstRcn_3117_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-0]
[696981f331bc0105f4cc0928661b61b6de288b4d3fcc7a3df9cb50c74516d2068fea0
bac9e6bc67b9491a9b7105fb258345df943613ed59d9d30bc74a488bb0c]]
Document description: Exhibit Part 1
Original filename:3117_Pt1_10-1-12.pdf
Electronic document Stamp:

[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-1] [60e269cc9515b0b57a091dec5291b22c7a8f17b4e604857992aa634b1bcc9449293ed 91c014deb0098016cc850faa77ff6a522635d402a40abbbfdce9588781f]]
Document description: Exhibit Part 2
Original filename:3117_Pt2_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-2] [3bd5c53c50702a3193124d6eab563a667cfc03b0e75662e13877a1c8c0b964aec9ff6 c9dd2d081074017a8345d202c84d9b2c63ea9f61cfe8260d56cef5d8e86]]
Document description: Exhibit Part 3
Original filename:3117_Pt3_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-3] [a276ccfaada09553bdbeb16e483be3a28b2993fe4adb5fad04c625803d25ec184ab05 284b1f0a0d9e931879443373379401debe53cc170f3fb10b7b353ceb6af]]
Document description: Exhibit Part 4
Original filename:3117_Pt4_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-4] [3b8f143e71900327127b864df818d378b80efeb2201cb08d7c2344507b45fce1704cb 722a2e4cdddc27c331de6db92978f96754e0dfef25fdfc9cdf57010bdd2]]
Document description: Exhibit Part 5
Original filename:3117_Pt5_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-5] [0bf8302eb0118dab9c21bffccddf92c9ce7ed1f5c58ab22c71dc85a51ee1ccead333e f02688b69ed0eec6b584b2ca6c1f59b5572119caa25f80be38eb6ecf81d]]
Document description: Exhibit Part 6
Original filename:3117_Pt6_10-1-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/1/2012] [FileNumber=8991689-6] [521e1c8c13811571e7d2560b25a11ac5f170cadf9077de7c42b20ca7ad64c07e4844c 9a946decf7f2bc20acc353fa56213cae4ba7c0f77229c8dfab533ac8cb6]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Order on Motion for Reconsideration

Thursday, October 4, 2012 4:48 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered on 10/4/2012 at 4:47 PM and filed on 10/4/2012
Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer:
WARNING: CASE CLOSED on 09/24/2012
Document Number: 80
Docket Text:
ORDER DENYING MOTION FOR RECONSIDERATION by Hon. William Alsup denying [79] Motion for Reconsideration.(whalc1, COURT STAFF) (Filed on 10/4/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename:C:\fakepath\12-3117 Denying Motion for Reconsideration.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/4/2012] [FileNumber=9005760-0] [28ac0719a1293b6eda0b1bbb3215f50000ce853b234db44306c40c0ec4161e04fa614 c8fec7355d7dbfc507b33c8c9a63ddc22e13fad28fcc4be02eb042b94aa]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Reconsideration

Friday, October 12, 2012 10:57 AM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/12/2012 at 10:56 AM and filed on 10/12/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 81
Docket Text:

Second MOTION for Reconsideration re [80] Order on Motion for Reconsideration, [74] Order, [75] Judgment *Where is docket #79??* filed by Patrick A. Missud. (Attachments: # (1) Exhibit 10-5 Cal Bar Denial to Investigate Clear Fraud, # (2) Exhibit Demand on Bar to Audit, # (3) Exhibit 10-19-10 Woolard Transcript, # (4) Exhibit McDonald'$ Admi$$ion$, # (5) Exhibit McKay'$ Admi$$ion$, # (6) Exhibit Officially Recorded CC&R's which $uperseded the Defunct TIC)(Missud, Patrick) (Filed on 10/12/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:

The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: MotForRcnsd2_3117_10-11-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-0]
[030e58d2fa995a5d1d602358d1453cdc045b72470798431061c7c9f3c3bedb9ebadd
821fd7ef7d5a8096a6b885c9786449e5eab0276b18f7fd771427c11ade79]]

Document description: Exhibit 10-5 Cal Bar Denial to Investigate Clear Fraud
Original filename: CalBar_McKay_10-5-12 001.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-1]
[73d11e546d8ca7c4d239dfb09988f7f50e9ab32dc124d8953b42967d8c81929471b3
5c3e59db17615312103a5798834e2cd5302292cd857050251f355a98503f]]
Document description: Exhibit Demand on Bar to Audit
Original filename:DOJ-BarReply10-11-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-2]
[4af9ec97e6ad76da10eac6e1f41fb67fa1150eb8da819dabe9560b41be000aca7f14
e64a13ae14b8b7e1ee74e001be5f0e7bbd7c4b18c02b1b037bc1ca691166]]
Document description: Exhibit 10-19-10 Woolard Transcript
Original filename: Woolard10-19-10_510760.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-3]
[a57b121a654cef46b5d256e3053b4cc060519172909a4ce75fb15560c95cb4d2d4bd
44fb00411a264e950bdac471ab04c9a1f9c38202745a985697574ab68eac]]
Document description: Exhibit McDonald'$ Admi$$ion$
Original filename: Rico$lamDunk.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-4]
[451994b4d4d4d47a16309808eb9d79c3c40549f03256134335e8bcf4457d3584dc20
c253d7ab4788c651c66a4c18022b3fc2a08a27c4173fb98c74e3cf4f9029]]
Document description: Exhibit McKay'$ Admi$$ion$
Original filename:initer.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-5]
[0c474b693e0a4df60c4030e16d37632676bc10ef38095185114568981bb98bdc717f
b339cab67542ebd4eff56fd6356f1d5a8c1187676117596c591b1897139a]]
Document description: Exhibit Officially Recorded CC&R's which $uperseded the Defunct TIC
Original filename: NoTicSprCdedByCcr.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/12/2012] [FileNumber=9025023-6]
[17572c58cbb49dfed9a72168fd8ed1a5fc28c680810e2aa88bc4b80e16cc37c1bc4b
2681a3d48735bacd0a45a18542c797d1e2785361bbe4c9b82fc0588e0182]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Leave to File

Saturday, October 13, 2012 3:59 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/13/2012 at 3:59 PM and filed on 10/13/2012
Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 82
Docket Text:
First MOTION for Leave to File *$38 Billion $uit which does not name any corrupt judge$ or judicial entitie$ per your docket$ 74/75. To not allow this filing will lead to your impeachment judge Al$up*. filed by Patrick A. Missud. (Attachments: # (1) Exhibit SFMTA Notice Not to 1513(e) Interfere, # (2) Exhibit Draft of $38 Billion $uit)(Missud, Patrick) (Filed on 10/13/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: NtcOfFling_3117_10-13-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/13/2012] [FileNumber=9028700-0]
[12daa561286d79562d7cbee9d25865aace42d204a59958b6f183bed8dfd71badd681
f578b4f50eaf2a8afe4379d59cdf7ed9e8d5c460b9afa5aaf3e574fff0ff]]
Document description: Exhibit SFMTA Notice Not to 1513(e) Interfere
Original filename:SFMTAret_10-13-12.pdf
Electronic document Stamp:



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Reconsideration

Monday, October 15, 2012 7:01 AM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/15/2012 at 7:01 AM and filed on 10/15/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 83
Docket Text:

Second MOTION for Reconsideration re [81] Second MOTION for Reconsideration re [80] Order on Motion for Reconsideration, [74] Order, [75] Judgment *Where is docket #79??*Second MOTION for Reconsideration re [80] Order on Motion for Reconsideration, [74] Order, [75] Judgment *Where is docket #79??*Second MOTION for Reconsideration re [80] Order on Motion for Reconsideration, [74] Order, [75] Judgment *Where is docket #79??*, [80] Order on Motion for Reconsideration, [74] Order *PART II of 2d Motion for Reconsideration (Bill-you have to be blind (or corrupt) not to $ee thi$ one)* filed by Patrick A. Missud. (Attachments: # (1) Exhibit Bar'$ 10-9-12 Letter Denying any Inve$tigation, # (2) Exhibit Demand on the BAR to Inve$tigate, # (3) Exhibit Official Non-hearsay Tran$cript$ (you mu$t acknowledge), # (4) Exhibit Carbone'$ Own Admi$$ion$ (you mu$t acknowledge), # (5) Exhibit It$ another Official Tran$cript (you mu$t acknowledge))(Missud, Patrick) (Filed on 10/15/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:

Document description: Main Document
Original filename:2ndReconPt2_3117_10-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-0]
[25d4597a69e61d5645b4f7c1f16966e684bef8882ef7e63fc59ccc0527f93be805e6
2e1b3d80e76dca326295c6805ff3606c8f17d47730955751cf23039f33f3]]
Document description: Exhibit Bar'$ 10-9-12 Letter Denying any Inve$tigation
Original filename: CalBarLtrReCarbone_10-9-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-1]
[965c10c8a3c577cfb20899ea4859ca649cdcbfc8a622175a4ac905b7e287d38e1aa0
0da64c6e21dd4f15b98b5d05b0bab4929035fd0980fc274d4e38d64c2d9d]]
Document description: Exhibit Demand on the BAR to Inve$tigate
Original filename:DOJ-BarReply10-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-2]
[09ce68692dc1a2c006668132b58b4345522ac6f9fb9258884e804bad59d18787475f
52ee12ca3c806d76603d43873913b0a7a3b4f4b1f8f3797056fedca67a1e]]
Document description: Exhibit Official Non-hearsay Tran$cript$ (you mu$t acknowledge)
Original filename: OffTrscpts_10-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-3]
[2f4a66ddd9cae8e11ec01179d0e8fcab7787bf2fd13c92b411f29e552ee54d46c2e5
15f70f3fa02c9bfbd3b6298fb1e8eddd17d56860c2da2dde9c21c308ea39]]
Document description: Exhibit Carbone'$ Own Admi$$ion$ (you mu$t acknowledge)
Original filename: CarboneFnlAwd4-30-10.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-4]
[311b2d528d5d86d435f0b0673a3eca61489a43a819540c2901127674840f7f487363
50652f1f64d161ec3bb1621475e4090e1e74576c3023e75899ba409505f8]]
Document description: Exhibit It$ another Official Tran$cript (you mu$t acknowledge)
Original filename: Woolard10-26-10_464022.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9028788-5]
[93162d1c932ae724fc4853944790d75420d0df7d2b5d36663c38a1d70fdd1129b44a
56b628f6c426bb10418946bafc1e4444a6788c5a46442d2c2fe34d1f4f0d]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Leave to File

Monday, October 15, 2012 12:04 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/15/2012 at 12:03 PM and filed on 10/15/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 84

Docket Text:
Second MOTION for Leave to File *A Civil Suit to protect 38 Million Californians from corrupt official$ and judge$* filed by Patrick A. Missud. (Attachments: # (1) Exhibit Civil Case Cover Sheet- $38 Billion Demand, # (2) Exhibit The $38 Billion Civil Suit which is in conformance with your edicts registered as docket$ 74 and 75)(Missud, Patrick) (Filed on 10/15/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: NtcOfFlng_3117_10-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/15/2012] [FileNumber=9030130-0]
[85009a3da5cfe585bb9594aafb282b1792908c485f5feff58eba8ecd4163bbc31e73
7592ef97c201d669b423c3d09dae8ac88f736b5c114f6c5389e633503dce]]
Document description: Exhibit Civil Case Cover Sheet- $38 Billion Demand
Original filename: CivCvrSht_CalRICO_10-15-12.pdf



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Reconsideration

Friday, October 19, 2012 12:51 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/19/2012 at 12:51 PM and filed on 10/19/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 85

Docket Text:
Third MOTION for Reconsideration re [74] Order *When will you admit that corruption run$ rampant throughout San Francisco and it$ Judiciary from $uperior to Circuit Court$$$$* filed by Patrick A. Missud. (Attachments: # (1) Exhibit Copy of C-12-5306-EDL, # (2) Exhibit Why was the Docket Changed to 12-mc-80246 claiming it was just an "insurance" case instead of an official corruption ca$e?, # (3) Exhibit $FMTA Admi$$ion$ to Enforcing Void Citation$)(Missud, Patrick) (Filed on 10/19/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: MfR_3117_5306_10-19-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/19/2012] [FileNumber=8045896-0]
[0000e27ee93f7469464d0151e7f57fe9ce6ead2697a3fb15106d55c0217d446b8f5e
8daa708201a7e0f250840230315f630015d0ca405b76b46d76bf5dac54c1]]

Document description: Exhibit Copy of C-12-5306-EDL
Original filename: CaRicoAction_Draft_10-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/19/2012] [FileNumber=9045896-1]
[2e340afaed59738951ea68102cecc260dd19014dac04bbee3d68da7bfdbd1e9e24cf
8b06c6ef1bc98fd117a1b4d85eac69d7fd71f2fa08ded8d6b8847118906c]]
Document description: Exhibit Why was the Docket Changed to 12-mc-80246 claiming it was just an "Insurance" case instead of an official corruption ca$e?
Original filename: Docket$_10-19-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/19/2012] [FileNumber=9045896-2]
[58b467432c895dd2dd4dbb425d8dbee85c961acd7b606c90a8a7e1694937a427cfd6
4f4c8e77fc639c1c7321f0f3163b7c3cad0c0314a4bd2a2865efa35b1383]]
Document description: Exhibit $FMTA Admi$$ion$ to Enforcing Void Citation$
Original filename:3117_Exb2_10-19-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/19/2012] [FileNumber=9045896-3]
[330cf5cb4034567c006645a1801b52ab798c3a71c4478eeca7ac0067a2cdea51e023
aecb89dbf53afd6b8f4a3b08f8896af54b09b2a546814ef4ef43c6b181b8]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Request for Judicial Notice

Monday, October 22, 2012 7:37 AM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/22/2012 at 7:37 AM and filed on 10/22/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 86
Docket Text:

THIS ISNT WHAT THE REGISTER OF ACTION AY!

Request for Judicial Notice re [74] Order *Citizen$-United Corporate Purchase of the Judiciary* filed byPatrick A. Missud. (Attachments: # (1) Exhibit Notice to SCOTUS that 9th District and Circuit Judge$ are Corporate-Bought)(Related document(s)[74]) (Missud, Patrick) (Filed on 10/22/2012)

COMPARE WITH REGISTERED DOCKET #86 WHICH WA$ CHANGED.

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:

The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: RJN_3117_10-22-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/22/2012] [FileNumber=9048492-0]
[2a8e1272d508e269852fe79589ed0bdea22b6c304e4beb6e388986dd09e8506e9e16
a77f271e6d5d95cd9b336f089413f5900260a354d18077de3fd523587678]]
Document description: Exhibit Notice to SCOTUS that 9th District and Circuit Judge$ are Corporate-Bought
Original filename: CvrUSSpmCt_10-22-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/22/2012] [FileNumber=9048492-1]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion to Expedite

Monday, October 22, 2012 11:08 AM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/22/2012 at 11:08 AM and filed on 10/22/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 87
Docket Text:
First MOTION to Expedite *Emergency Motion for Injunction to Prevent Imminent Civil Rights Violations on October 24, 2012* filed by Patrick A. Missud. (Attachments: # (1) Exhibit 1-4, # (2) Exhibit 5-7, # (3) Exhibit 8-10, # (4) Exhibit 11-12)(Missud, Patrick) (Filed on 10/22/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: EmMot_3117_5306_10-22-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/22/2012] [FileNumber=9049259-0] [1531331ffe942a1b1322511fd91c47f08d5a359e27b8ad4fe5587817eb9376f43581 d9fc6377ea30a1cf02ce5c19fa456972624a164d7492e42660e0b17f018c]]
Document description: Exhibit 1-4
Original filename:5306_Ex1-4_10-22-12.pdf
Electronic document Stamp:



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion to Expedite

Tuesday, October 23, 2012 7:56 AM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 10/23/2012 at 7:56 AM and filed on 10/23/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 88
Docket Text:

Second MOTION to Expedite *Imminent 18 USC 1584 Violation$* filed by Patrick A. Missud. (Attachments: # (1) Exhibit Non-Hearsay Party Admi$$ion$ which MUST be Considered)(Missud, Patrick) (Filed on 10/23/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename: EmMot_3117_5306_10-23-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/23/2012] [FileNumber=9052164-0]
[66567671736b4f1f77498a01b37035a0f6d44494e7224f35ac7998ddaed38105d60f
0c90bdd8817efccacc35308c769a3c4ba0a3f1f872bfae33bec89ce79200]]
Document description: Exhibit Non-Hearsay Party Admi$$ion$ which MUST be Considered
Original filename:5306_RICOexbts_10-23-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/23/2012] [FileNumber=9052164-1]
[2444ffd45111d331b23785ff38999f8244e161547fe5718f9e6714052882331000a6
bf6d43964e2ff507997a8cad9abfdc12d071e5d55ca2b9d13a169d022257]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Order on Motion for Reconsideration

Tuesday, October 23, 2012 6:00 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered on 10/23/2012 at 6:00 PM and filed on 10/23/2012
Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer:
WARNING: CASE CLOSED on 09/24/2012
Document Number: 89
Docket Text:
ORDER DENYING SECOND MOTION FOR RECONSIDERATION by Hon. William Alsup denying [81] Motion for Reconsideration.(whalc1, COURT STAFF) (Filed on 10/23/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename:C:\fakepath\12-3117 Denying Second Motion to Reconsider.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=10/23/2012] [FileNumber=9056238-0]
[6ea099fe1d19614a634d1defd4a7981fc4a967e7da6a58dabde3a7d7f4fb2dcfc5b5
8ec1650bd5b2daa00290349091c23e885bfd4bdcf2ae6466c1f8eb4cb10e]]



Activity in Case 3:12-cv-03117-WHA Missud v. San Francisco Superior Court et al Motion for Leave to Appeal in forma pauperis

Thursday, November 15, 2012 12:00 PM

From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 11/15/2012 at 12:00 PM PST and filed on 11/15/2012

Case Name: Missud v. San Francisco Superior Court et al
Case Number: 3:12-cv-03117-WHA
Filer: Patrick A. Missud
WARNING: CASE CLOSED on 09/24/2012
Document Number: 96

Docket Text:
First MOTION for Leave to Appeal in forma pauperis as *GRANTED in other appeals* filed by Patrick A. Missud. (Missud, Patrick) (Filed on 11/15/2012)

3:12-cv-03117-WHA Notice has been electronically mailed to:

Michael John von Loewenfeldt mvl@kerrwagstaffe.com, hanna@kerrwagstaffe.com

Patrick Alexandre Missud missudpat@yahoo.com

3:12-cv-03117-WHA Please see Local Rule 5-5; Notice has NOT been electronically mailed to:
The following document(s) are associated with this transaction:
Document description: Main Document
Original filename:IFP_3117_11-15-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=11/15/2012] [FileNumber=9118974-0]
[222d292355f852b36452bcbe152729026d287a7c4c9dc92f26b3a467c30487bc49b1
fd2a45e1a560a605fc20c4a7b7c855220181b2e04b32f3b7a275a40a8f49]]

PATRICK MISSUD #219614
91 San Juan Ave.
San Francisco, CA, 94112
Attorney and Plaintiff

UNITED STATES DISTRICT COURT FOR THE NINTH CIRCUIT
SAN FRANCISCO DIVISION
UNLIMITED CIVIL JURISDICTION
CLASS ACTION
DEMAND FOR JURY TRIAL

PATRICK A. MISSUD,
and those similarly situated

vs.

STATE OF CALIFORNIA; CITY AND COUNTY OF SAN FRANCISCO; SAN FRANCISCO MUNICIPAL TRANSPORTATION AUTHORITY; AUTORETURN; BUREAU OF SIDEWALK MANAGEMENT; DEPARTMENT OF BUILDING INSPECTION; SAN FRANCISCO TAX ASSESSOR; DOES 1-2000. Defendants.

Case No.: C 12 5306

COMPLAINT FOR: 18 USC §201 OFFICIAL CORRUPTION; 42 USC §1983 DEPRIVATION OF CIVIL RIGHTS; 18 USC §1962 RACKETEERING AND CONSPIRACY TO COMMIT RICO; VIOLATIONS OF GOVERNMENT CODE 12650 ET SEQ.; DECLARATORY; AND INJUNCTIVE RELIEF

Date:
Time:
Dept:
Judge:

I. INTRODUCTION

For the past three years, the plaintiff named as class representative performed extra-judicial and/or judicial discovery of City, County, and State agencies. Some information was procured through Sunshine and Freedom of Information requests; and other came by way of litigating a wide variety of cases in three of California's jurisdictions.

JS 44 CAND (Rev. 12/11)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. *(SEE INSTRUCTIONS ON NEXT PAGE OF THIS FORM.)*

I. (a) PLAINTIFFS
PATRICK MISSUD

(b) County of Residence of First Listed Plaintiff SAN FRANCISCO
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorneys *(Firm Name, Address, and Telephone Number)*
91 SAN JUAN AVE, SF, CA 94112

DEFENDANTS
CITY AND COUNTY OF SF; STATE OF CAL; AUTORETURN; ET AL

County of Residence of First Listed Defendant SAN FRANCISCO
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE TRACT OF LAND INVOLVED.

Attorneys *(If Known)*
CITY ATTORNEY HERRERA

C 12 5306

II. BASIS OF JURISDICTION *(Place an "X" in One Box Only)*

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question *(U.S. Government Not a Party)*
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity *(Indicate Citizenship of Parties in Item III)*

III. CITIZENSHIP OF PRINCIPAL PARTIES *(Place an "X" in One Box for Plaintiff and One Box for Defendant)* *(For Diversity Cases Only)*

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT *(Place an "X" in One Box Only)*

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury
- ☐ 362 Personal Injury - Med. Malpractice

PERSONAL INJURY
- ☐ 365 Personal Injury - Product Liability
- ☐ 367 Health Care/ Pharmaceutical Personal Injury Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

FORFEITURE/PENALTY
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 740 Railway Labor Act
- ☐ 751 Family and Medical Leave Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee (Prisoner Petition)
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS - Third Party 26 USC 7609

OTHER STATUTES
- ☐ 375 False Claims Act
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☒ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 850 Securities/Commodities/ Exchange
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 893 Environmental Matters
- ☐ 895 Freedom of Information Act
- ☐ 896 Arbitration
- ☐ 899 Administrative Procedure Act/Review or Appeal of Agency Decision
- ☐ 950 Constitutionality of State Statutes

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

CIVIL RIGHTS
- ☐ 440 Other Civil Rights
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 448 Education

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence

Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition
- ☐ 560 Civil Detainee - Conditions of Confinement

V. ORIGIN *(Place an "X" in One Box Only)*

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district *(specify)* ☐ 6 Multidistrict Litigation

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing *(Do not cite jurisdictional statutes unless diversity)*: 18 USC 201, 1983, 1962
Brief description of cause: OFFICIAL/JUDICIAL CORRUPTION AND RACKETEERING

PATRICK MISSUD
91 SAN JUAN ST.
SAN FRANCISCO CA 94112

VII. REQUESTED IN COMPLAINT: ☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $ 38,000,000,000.00
CHECK YES only if demanded in complaint: JURY DEMAND: ☒ Yes ☐ No

VIII. RELATED CASE(S) IF ANY *(See instructions)*: JUDGE ALSUP DOCKET NUMBER 12-CV-3117-WHA

IX. DIVISIONAL ASSIGNMENT (Civil L.R. 3-2)
(Place an "X" in One Box Only) ☒ SAN FRANCISCO/OAKLAND ☐ SAN JOSE ☐ EUREKA

DATE 10/15/2012 SIGNATURE OF ATTORNEY OF RECORD [signature]

U.S. District Court
California Northern District (San Francisco)
CIVIL DOCKET FOR CASE #: 3:12-mc-80246-WHA
Internal Use Only

Missud v. State of California et al
Assigned to: Hon. William Alsup

Date Filed: 10/15/2012
Jury Demand: None
Nature of Suit: 110 Insurance
Jurisdiction: U.S. Government Plaintiff

Plaintiff

Patrick A. Missud

represented by **Patrick A. Missud**
91 San Juan Avenue
San Francisco, CA 94112
PRO SE

V.

Defendant

State of California

Defendant

City and County of San Francisco

Defendant

San Francisco Municipal Transportation Authority

Defendant

Autoreturn

Defendant

Bureau of Sidewalk Management

Defendant

Department of Building Inspection

Defendant

San Francisco Tax Assessor

Date Filed	#	Docket Text
10/15/2012	1	RECEIVED:COMPLAINT against Autoreturn, Bureau of Sidewalk Management, City and County of San Francisco, Department of Building Inspection, San Francisco Municipal Transportation Authority, San Francisco Tax Assessor, State of California. Filed byPatrick A. Missud. (ga, COURT STAFF) (Filed on 10/16/2012) (Entered: 10/16/2012)
10/15/2012	2	RECEIVED: MOTION for Leave to Proceed in forma pauperis filed by Patrick A. Missud. (ga, COURT STAFF) (Filed on 10/15/2012) (Entered: 10/16/2012)

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

Patrick Missud, Plaintiff, v. State of California, Defendants.	No. 12-mc-80246 WHA **CLERK'S NOTICE**

TO ALL PARTIES AND COUNSEL OF RECORD:

Please take notice that the case in the above caption has been opened in error. Please submit all future filings in the correctly assigned case **CV 12-5468 EDL** .

Dated: 10/23/12



Simone Voltz Deputy Clerk

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

MISSUD,

Plaintiff,

v.

STATE OF CALIFORNIA ET. AL.,

Defendant.
/

No. CV 12-05468 EDL

ORDER

GOOD CAUSE APPEARING THEREFOR,

IT IS ORDERED that this case is reassigned to the **Honorable EDWARD M. CHEN** in the **SAN FRANCISCO division** for all further proceedings. Counsel are instructed that all future filings shall bear the **initials EMC** immediately after the case number. All hearing dates presently scheduled are vacated and motions should be renoticed for hearing before the judge to whom the case has been reassigned. Briefing schedules remain unchanged. *See* Civil L.R. 7-7(d). Matters for which a magistrate judge has already issued a report and recommendation shall not be rebriefed or noticed for hearing before the newly assigned judge; such matters shall proceed in accordance with Fed. R. Civ. P. 72(b).

FOR THE EXECUTIVE COMMITTEE:

Richard W. Wieking

Dated: October 23, 2012 cv

OFFICE OF THE CIRCUIT EXECUTIVE

UNITED STATES COURTS FOR THE NINTH CIRCUIT

JAMES R. BROWNING UNITED STATES COURTHOUSE
95 SEVENTH STREET
POST OFFICE BOX 193939
SAN FRANCISCO, CA 94119-3939

CATHY A. CATTERSON,
CIRCUIT & COURT OF APPEALS EXECUTIVE
PHONE: (415) 355-8000

November 15, 2012

Patrick Missud
91 San Juan St.
San Francisco, CA 94112

Re: Complaint of Judicial Misconduct No. 12-90139

Dear Mr. Missud:

We have received the complaint of judicial misconduct filed pursuant to 28 U.S.C. § 351(a) against District Judge Chen. Docket Number 12-90139 has been assigned to this matter.

Pursuant to the Rules for Judicial-Conduct and Judicial-Disability Proceedings, a copy of the complaint has been forwarded to Chief Judge Kozinski, Chief District Judge Wilken and Judge Chen.

Very truly yours,

Cathy A. Catterson
by S.L.
Cathy A. Catterson

CAC/gb

PATRICK MISSUD
91 SAN JUAN ST.
SAN FRANCISCO CA 94112


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UNITED STATES POSTAL SERVICE
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January 2008

FILED

APR 02 2013

MOLLY C. DWYER, CLERK
U.S. COURT OF APPEALS

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

PATRICK A. MISSUD, Plaintiff - Appellant, v. SAN FRANCISCO SUPERIOR COURT; et al., Defendants - Appellees.	No. 12-17622 D.C. No. 3:12-cv-03117-WHA U.S. District Court for Northern California, San Francisco ORDER

Before: PREGERSON and GRABER, Circuit Judges.

Appellant's March 25, 2013, "Petition for Immediate FRCP Rule 65 Injunctive Relief to Prevent Anticipated 18 U.S.C. § 1513(e) Retaliation" is denied.

Briefing is completed.

RJ/MOATT

FILED

APR 04 2013

MOLLY C. DWYER, CLERK
U.S. COURT OF APPEALS

UNITED STATES COURT OF APPEALS

FOR THE NINTH CIRCUIT

PATRICK A. MISSUD, Plaintiff - Appellant, v. STATE OF CALIFORNIA; et al., Defendants - Appellees.	No. 13-15357 D.C. No. 3:12-cv-05468-EMC Northern District of California, San Francisco ORDER

Before: TROTT and PAEZ, Circuit Judges.

Appellant's March 29, 2013, "Petition for Immediate FRCP Rule 65 Injunctive Relief to Prevent Anticipated 18 U.S.C. § 1513(e) Retaliation" is denied.

The briefing schedule established previously shall remain in effect.

RJ/MOATT



THE STATE BAR
OF CALIFORNIA

OFFICE OF THE CHIEF TRIAL COUNSEL
ENFORCEMENT
Jayne Kim, Acting Chief Trial Counsel

180 HOWARD STREET, SAN FRANCISCO, CALIFORNIA 94105-1639

TELEPHONE: (415) 538-2000
FAX: (415) 538-2220
http://www.calbar.ca.gov

DIRECT DIAL: (415) 538-2076

April 2, 2012

PERSONAL AND CONFIDENTIAL

Patrick A. Missud
91 San Juan Avenue
San Francisco, CA 94112

Re: Case Number: 12-O-12270
Complainant: Hon. Edward M. Chen

Dear Mr. Missud:

This letter is sent to you based upon information that you are not currently represented by counsel in this matter. If this is incorrect, please advise me within **five** days so that future communications may be directed to your counsel.

The State Bar received a complaint from Judge Edward M. Chen alleging the following:

> A federal court judge issued an order on March 22, 2012, dismissing your claims against D.R. Horton, Inc., various state and federal defendants, and public officers, deeming you to be a vexatious litigant.
>
> It is asserted that you previously filed seven other cases with courts, in Nevada and California which were dismissed for various reasons. The March 22, 2012, order held in part that your allegations t lacked a credible factual basis. The court also held your conduct against D.R. Horton to be both frivolous and harassing.
>
> It is alleged that you failed to support the Constitution and the laws of the United States and of this state.
>
> It is claimed that you maintained actions, legal proceedings or defenses that appeared to be unjust.
>
> It is claimed that you engaged in moral turpitude and/or dishonesty.

Your written response to these allegations along with any supporting documentation is requested. **All** documents that you send to the State Bar, whether **copies or originals**, become State Bar property and are subject to destruction. In addition, please provide the information requested below and legible copies of referenced documents:

Please provide a copy of each action you filed, in any venue, in connection with the Defendant, D.R. Horton and/or its subsidiaries.

Please provide a detailed explanation to the allegations of misconduct.

FAILURE TO PROVIDE THE DOCUMENTS REQUESTED IN THIS LETTER MAY RESULT IN THE ISSUANCE OF A SUBPOENA DUCES TECUM.

In addition, pursuant to Business and Professions Code section 6086.10, you may be subject to a cost assessment for the expenses incurred by the State Bar if this matter results in public discipline.

We must receive your written response and the documents requested, if any, by **April 16, 2012**. Section 6068(i) of the Business and Professions Code states that it is the duty of an attorney to cooperate with and participate in any State Bar Investigation.

Upon request, the Office of the Chief Trial Counsel will consider granting you additional time within which to submit a written response to the allegations and the requested information and documents. A request for an extension of time must be in writing and state good cause as to the specific constraints on your practice which are claimed to necessitate the additional time. Any request for extension of time must be received by the undersigned on or before **April 16, 2012**.

Please feel free to call me at (415) 538-2076 if you have any questions.

Very truly yours,



F. Jacobs
Special Investigator

FJ/cjt

No. 13-73927

UNITED STATES COURT OF APPEALS
FOR THE NINTH CIRCUIT

IN RE: PATRICK A MISSUD
Petitioner
vs.
SECURITIES AND EXCHANGE COMMISSION
Respondents

APPEAL FROM THE SEC'S NOVEMBER 1, 2013 "NO ACTION" DECISION IN FURTHERANCE OF FORTUNE-500 D.R. HORTON INC.'S [NYSE- DHI] 27-STATE ANTITRUST-BUNDLING, RACKETEERING, AND PREDATORY LENDING

***AMENDED* PETITION FOR WRIT OF MANDAMUS TO COMPEL $7 BILLION D.R. HORTON INC. TO PRINT AN ADDENDUM TO ITS 2014 PROXY STATEMENT WHICH INCLUDES THAT ITS BUSINESS MODEL REQUIRES ANTITRUST BUNDLING OF PREDATORY LOANS TO HOME SALES AND FRAUD ON THE U.S. GOVERNMENT WHICH GUARANTEES THOSE LOANS**

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540 phone
415-584-7251 fax
missudpat@yahoo.com
Engineer, BSME, MSCE;
Federally Protected
18 USC§1513 Federal Informant;
31 USC§3279 Qui-Tam Relator; and
mere Pro-Se Attorney

JUDICIAL HISTORY

On November 12, 2013 Federal Informant Missud Petitioned this Court to require $7 Billion, Fortune-500 D.R. Horton Inc. [DHI] to properly inform all its shareholders and 314 Million American citizens that its business model requires, contemplates, and is based in consumer financial predation and fraud on the U.S. Government. The demand was made before DHI printed its Annual SEC 10k Financial and Proxy Statements.

However, since this Court i$ *Citizen$-United* corporate-bought to ignore crystal-clear Evidence[1] of multi-billion-dollar corporate 'peoples'

[1] Said Evidence including 190 pages of FTC records evincing 44 DHI frauds in 20 states; 2 HUD Audit reports finding 20 of 20 randomly audited DHI-originated loans in default/foreclosure; an FBI investigation uncovering DHI'$ inflated appraisals which bilked U.S. banks; over 3 dozen state and federal suits all alleging DHI'$ bait and switch; over 400 consumers from 26 states presenting evidence of DHI'$ dozen predatory schemes including unlocking loan rates and increasing them at close of escrow & threatening deposit forfeiture for failure to acquiesce to predatory terms; paying off: NV' s Deputy Commissioner Eckhardt to not investigate the six DHI licenses under her jurisdiction; SC's Magistrate Coltrane to claim that DHI'$ profits were a substantial state interest to censor two groups' sacrosanct 1st amendment speech warning others of DHI'$ fraud; NV's Discovery Commissioner Bulla who lied about not getting 5 sets of pleadings which proved to criminal standards that DHI is a criminal organization, and which were verifiably sent to her by wire and tracked confirmed mail; NV's presiding judge Gonzalez who flaunted 4 rounds of subpoenas for production of documents damaging to DHI, and which were supposed to be public and accessible to begin with; NV's $upreme Court which ignored that it's County judge$ were hiding public documents and flaunting subpoenas for their production; NV's $upreme Court which is on record: ignoring DHI'$ financial targeting of 80 NV families for bait and switch predatory loans; taking illegal state action by sending a NV Bar agent to interfere with federal informant Missud's County case; feigning that it hasn't jurisdiction to decide matters related to Lis Pendens when in fact the code allows this in 7 of 10 express ways; CA's judge Giorgi who ignored all of the above to confirm Gonzalez' corrupt sister-state order which crossed state lines and subjects her to federal incarceration; CA's judge Alvarado who tried to railroad a hearing by bringing up a code section not motioned under to rig a $50k bond; CA's judge Kahn who twice-failed to acknowledge any of the above to support Missud's Private Attorney General efforts in protecting 38 million Californians who are presently being routinely targeted by DHI for financial predation; Appellate Division III which admitted getting all of the above evidence but ignored it because DHI'$ due proce$$ right$ would otherwise have been offended; CA'$ $upreme Court which denied Review of all of the above; the 9th District's Benitez who ignored that five more DHI targets were fraudulently induced into contracts contemplating violations of RESPA, TILA, banking laws, and fraud but nevertheless honored DHI'$ demand$ for a rigged arbitration; the 9th District's Ryu who ignored that the $EC thrice-ignored it$ own rule$ to further DHI'$ interstate predation of Americans, twice-ignored that the $EC failed to provide FOIA documents damaging to DHI'$ $pecial Intere$t$, and wrote a Report and Recommendation that jurisdiction did not LIE over DHI in California because $he had to release the corporate predator from suit otherwise it would have had to di$gorge billion$ and go bankrupt; the 9th District's Chen who: lied that DHI wasn't subject to JX in CA even though he knew the opposite in that DHI compelled arbitration in CA under CA's laws; and then filed a contrived Complaint with the Bar [12-O-12270] because he knew he'd been caught in 18 USC §201 Corruption and §1962 Racketeering and will now die in prison; the 9th District's Alsup who deleted 7 dockets from PACER because they proved to beyond criminal standards that corporate 'people' like DHI buy judge$ like him to ignore evidence, sell

fraud on 314 Million real flesh-and-blood people and their "government of and by the (real) people," it allowed DHI to materially-misrepresent that it$ a law-abiding corporate 'person' which doe$n't target families in 27 states for financial evisceration.

Note that per his very own December 19, 2013 admission found in his current Financial Statement's prologue, Chairman Donald Horton and corporate-'citizen' DHI 'earned' $6.26 Billion through illegal means. That's quite an enormous sum to disgorge if ju$t any _one_ "judicially-immune" Circuit judge like Alex Kozinski, Carlos Bea, Stephen Reinhardt, Kim Wardlaw, Ronald Gould, Richard Clifton, Jay Bybee, Harry Pregerson, Susan Graber, Stephen Trott, Richard Paez, Edward Leavy, Sidney Thomas, Mary Murguia,.... actually did their job and acknowledged irrefutable self-authenticating, prima-facie, FRE Rule-803 or better evidence which is never subject to casual dismissal or intentional ignorance for any rea$on including Hobb$ Act bribery.

JURISDICTION

Per *Medical Committee for Human Rights v. SEC*, "No-Action" decisions are "reviewable orders" [432 F.2d659 (DC Circuit 1970)]. An

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democracy to the highest bidders, and destroy America; the 9th Circuit's Gould, Clifton, and Bybee who had Ryu'$ back and ignored the issues under appeal by calling them "insubstantial;" the 9th Circuit's Murguia, Leavy, and Thoma$ who wouldn't address any issues under appeal to rubber $tamp Chen and affirm that DHI'$ coast-to-coast predation and major contribution to the mortgage meltdown was a good thing; the United States Supreme Court'$ ignorance of all the above in no less than five criminally-proven Writs filed specifically to get Robert$, Thoma$, $calia, Kennedy, and Alito indicted for 18 USC §201 Corruption and §1962 Racketeering- 12-8191 proving that the $EC is every Fortune-500 company'$ lap-dog which is bought-off to not investigate the publicly traded companies; 12-9412 proving that NV's $upreme Court is in fact 'juiced' to routinely rule in favor of corporations like DHI which financially target 2.6 million Silver-Staters, 12-10006 proving that neighboring CA's $upreme Court is bought-off by the same corporations to prevent federally-protected moles like Missud from defending 38 million Golden-Staters from financial predation; 13-6398 which is in Conference on January 10, 2014 and proves with the court's own records that Al$up tried to conceal an entire 18 USC §201 Corruption case 'internally' with his court as an 'insurance claim,' and in 13-6518 even tried to cover-up judicial corruption at the 'hands' of

SEC decision to not object to a publicly traded company's exclusion of a stockholder proposal is a judicially reviewable order by a Circuit Court.

On November 1, 2013 the SEC allowed $9 Billion D.R. Horton Inc. [DHI] to exclude Missud's 2013 Proposal for Action ["Proposal"] which details to FRCP Rule-9 that DHI's ultra-vires business model requires antitrust bundling, predatory lending, and assorted racketeering to maintain its market share. This material information is being withheld from all DHI shareholders who've unknowingly invested in a racketeering organization.

As of last week, since thi$ bought-off (and $et-up) Circuit Court failed to timely act, DHI already printed its materially-misleading documents and distributed them nationwide.

FRAP RULE 21

Per FRAP 21(a)(2)(B) *the prior petition, was supposed to have been given preference over ordinary civil cases [Rule 21(b)(6)] but instead dragged-on and remained undecided to allow DHI to print and distribute it$ lie$.* It stated:

(i) Relief *previously* sought: Federal Informant and Qui-Tam Relator Missud, who for 4 years has also been a federal mole, already Petitioned this Circuit to Mandate that the SEC compel DHI to print his Proposal in DHI's current proxy statement to cause a softer landing of another Enron-like overnight collapse of this publicly traded company- an unavoidable consequence once the corporation's criminal acts are brought to light. Since thi$ *Citizen$-United*, corporate-bought Circuit Court failed to act, DHI shareholders will now lose everything.

(ii) Issue *formerly* presented: Is the SEC in the midst of another[2] 8 year cover-up of DHI'$: 27-state predatory lending; mortgage fraud on the U.S. government; antitrust bundling of mortgage products to home sales; RESPA, TILA, EOCA violations; and consumer extortion to name but a few 18 USC §1962 racketeering activities?

(iii) Facts necessary to understand the issue presented by the petition: See the extensive FACTS listed in footnote1 above, and further detailed below.

(iv) Reasons why the writ should issue: The SEC has a 6-year pattern and practice of suppressing DHI'$ consumer predation & fraud on government from shareholders and the public. Without regulation, thousands more families will be preyed upon, bankrupted, and/or foreclosed due to DHI's predatory loans and the SEC'$ ignorance of the same. Further, shareholders should know what they're invested in. Their money should neither be used to advance criminal racketeering nor fraud on the U.S. government.

(a)(2)(C) The petition must also include a copy of any order or opinion or parts of the record that may be essential to understand the matters set forth in the petition: The SEC's 11-1-2013 "No Action" Order under Review is attached hereto and uploaded to the SEC's official government website. A simple query of <D.R. Horton> at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml from 2008-2013 yields 6 years of Proposals supported by an estimated 1000 pages of documents. These in turn hypertext-link to thousands more documents available on the web. In other words, at least 10,000 documents are accessible to 314 Million Americans, the FBI, and DOJ's Public Integrity Unit. The docs all prove to criminal standards that

[2] Harry Markopolos similarly tipped-off the SEC to Madoff's Ponzi scheme for 8 years, before he was finally exposed. The SEC has a pattern and practice of covering-up Fortune-500 corporate, and investment managers' [ie: Leland Stanford] crimes. It seems that the SEC is nothing but a corporate lap-dog which provides cover for criminal corporate racketeering if the money i$ big enough.

DHI contributed to the $4 Trillion Mortgage Meltdown, and benefitted from the SEC'$ $ix No-Action orders which have furthered DHI'$ multi-billion-dollar criminal RICO enterprise and worsened the mortgage meltdown.

(a)(3) Upon receiving the prescribed docket fee, the clerk must docket the petition and submit it to the court: Find herewith an Application In Forma Pauperis. Should this Circuit Grant Review of this all-important Petition for Writ of Mandamus, then Federal Informant Missud will pay fees, -unless this Court finds that as a federal whistle-blower protecting tens of thousands of DHI shareholders, 38 Million Californians, and 314 Million Americans from corporate greed, his actions don't require the $450 to get this already widely-distributed, and criminally-proven Writ docketed.

THREE REQUIRED ELEMENTS FOR CIRCUIT REVIEW

Per *Cheney v. United States District Court* [542 U.S. 367 (2004)] a Petitioner for Writ of Mandamus must satisfy three elements:

(1) The party seeking Writ must not have any other adequate means of obtaining the relief sought; (2) The party seeking Writ must show a "clear and indisputable right" to the Writ; and (3) The issuing court must be satisfied that the Writ is appropriate under the circumstances.

Regarding (1): For 6 years, Missud tried to get the $EC to open its eyes to DHI'$ multi-billion dollar: consumer extortion in 27 states; and fraud on Freddie, Fannie, and the US government. Instead, the $EC played 'hear, see, and speak no evil' to a$$i$t DHI'$ antitrust bundling, violations of a half dozen Congressional Acts [RESPA, TILA, EOCA, Sherman, Clayton, FOIA], predatory lending, and mortgage fraud. Four-year Federal Informant Missud exhausted all means of obtaining relief through the

corporate-bought $EC, and now has to Petition this Circuit, -the only court which can grant a Petition for Mandamus.[3]

Regarding (2): Missud is the Proposal's Proponent and has standing to Petition for Writ. Both DHI and the $EC exclusively dealt with Missud in all six Proposals since 2008. Per *Medical Committee for Human Rights v. SEC* a Proponent whose Proposal is denied by both the corporation and $EC is entitled to file for Writ of Mandamus in the Circuit Court$.

Regarding (3): This Circuit now has to consider the following facts to determine "whether this Writ is appropriate under these circumstances."

FACTS –SUPPORTED WITH FRE-803 OR BETTER EVIDENCE

"The SEC is first and foremost a law enforcement agency" tasked with regulating all publicly traded corporations like DHI. "The Division of Enforcement works closely with law enforcement agencies in the U.S. and around the world to bring criminal cases when appropriate. ... and obtains evidence of possible violations of the securities laws from many sources, including market surveillance activities, investor tips and complaints, other Divisions and Offices of the SEC, the self-regulatory organizations and other securities industry sources, and media reports."
http://www.sec.gov/about/whatwedo.shtml at page 5.

For 8 years, -as a Federal Informant and Qui-Tam Relator, Missud's been tipping-off the $EC about DHI'$ violations of securities laws. I've given them "investor tips and complaints." [4] Other agencies like the FTC and HUD forwarded my complaints to the $EC for investigation. The $EC

[3] Unless of course I file a SCOTUS Rule-20 Petition for Extraordinary Writ which is a very distinct possibility to get the Five conservatives back on the hook to re-think whether they were wi$e on April 15, 2013 to deny review of Writ 12-8191 which proved to criminal standards that the $EC was bought by DHI to allow prima-facie, multi-billion dollar mortgage fraud targeting Freddie, Fannie, and the US government.
[4] In fact the $EC admitted to receiving 900 email tips regarding DHI'$ illegal corporate racketeering

has known of rampant criminal conduct by publicly traded building companies like DHI, Beazer, KB Home, Hovnanian, Centex, Pulte, ... for years.[5] The $EC's been notified of their preferred lender$' compunction for originating predatory loans and re-selling those to the U.S. government knowing they'd fail and have to be bailed out with $700B in TARP funds provided by 314 Million fleeced American taxpayers.

Just recently in fact, DHI'$ "preferred lenders," for which the $7 Billion company originated tens of thousands of predatory loans, made $ome news. On October 1, 2013 DHI'$ 'preferred lender' Wells Fargo was sued by NY Attorney General Schneiderman for its violation of an accord to treat consumers fairly: http://www.bloomberg.com/news/2013-10-01/wells-fargo-said-to-face-suit-over-loan-accord-violation.html. Just a month later, just last Friday -November 8, 2013, DHI'$ other 'preferred lender' Bank of America/*Countrywide* received notice that the U.S. government is seeking $864 Million for misrepresented under-performing/non-performing loans sold to Freddie and Fannie: http://www.nbcnews.com/business/feds-seek-864-million-bank-america-over-countrywide-losses-2D11573186 .

Know that in February 2004, my new DHI home was illegally bundled with a bait and switch, predatory, subprime, *Countrywide* loan. DHI thu$ly violated RESPA by conditioning the sale of the home on its predatory loan, and threatened to steal my $10,000 in cash if I didn't capitulate to Angelo Mozillo'$ financially ruinous terms. DHI didn't allow me to get an outside loan and interfered with my outside lender to scuttle financing. I soon learned that DHI'$ $cheme was regional, which eventually caused me to become an Informant exposing *Citizen$-United* corporate corruption of state and federal agencies and judiciarie$ all the way up through this Circuit.

[5] http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf

DHI'$ predatory lending and mortgage fraud on the U.S. government is worth billion$$$. If any official or judge ever acknowledged the dozens of federal laws and acts which Fortune-500 DHI regularly violates, then the $7 Billion predatory lender would have to disgorge billion$$ in RICO proceed$ and suffer treble damages. DHI'$ Board of Directors, who've known of their expo$ure for years, would get indicted and imprisoned like Enron's Andrew Fastow, John Scully, and Kenny Lay. Since then, -to prevent DHI'$ certain bankruptcy and Donald Horton'$ life-long imprisonment, DHI has bought state and federal officials and judge$ left & right to ignore evidence of major financial crimes in all 27 of DHI'$ market states:

1. Way back in 2009, FOIA-2009-00355 returned 44 DHI predatory loans in 20 different states;[6]

2. In 2010 HUD twice-audited DHI'$ Arizona loan origination offices. Twenty of twenty audited loans evinced consumer predation. Twelve were already in foreclosure, and the other eight imminently so.[7]

3. In Virginia, state authorities discovered that DHI committed appraisal and bank fraud to boost corporate revenue while fleecing consumers.[8]

4. In California, DHI got it$ mega-defense firm to rapidly schedule an Ex-Parte Motion while Qui-Tam Relator Missud was out of town. The defense attorney twice called and emailed, and his four messages proved he knew Missud was in NY, and that the EPM was thusly in violation of *Tenderloin Housing*. San Francisco $uperior Court judge Elaine Wick though didn't $ee it quite that way during the transcribed August 30, 2006 hearing. $he

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[6] http://www.drhortonfraud.com/ is commandeered for now, but its complete content can be moved within just 2 hours to any of the other dozen already set-up sites such as: http://drhortonsjudges.info/Services.html and http://www.drhortonsucks.info/

[7] http://www.hud.gov/offices/oig/reports/az.cfm

[8] http://www.washingtonpost.com/wp-dyn/content/article/2007/12/17/AR2007121701993.html

thought DHI'$ blatant violation was whimsical, $ince at the end of the hearing $he $aid it wa$ "nice to $ee Mr. Marquez again." [9]

5. The $uperior Court'$ Bu$ch wa$ tickled to di$mi$$ DHI from CGC-05-477499 on January 11, 2007 after getting notice of seven California families targeted for financial evisceration by DHI.[10]

6. In Oakland's District Court, federal judge Arm$trong cancelled oral argument on its eve in case C:07-2625 because I was to bring evidence of 20 more California families targeted for bankruptcy and foreclosure by DHI-this Country's worst predatory builder/lender.[11] $he even ignored the Full Faith and Credit *Betsinger* decision from NV [A503121], wherein a neutral jury found DHI liable for bait-and-switch predatory lending, and deceptive trade practice$.[12] $he didn't even acknowledge the Rule-803 Police Report detailing DHI'$ bombing of my truck on a night that my websites informed 1200+/- people of DHI'$ nationwide predatory lending which would eventually cause the nation's near economic collapse 1½ year$ later.[13]

7. Over in South Carolina, $pecial Magistrate Curti$ Coltrane twice eradicated two groups' speech rights because they wanted to warn others of

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9

OCT-21-2005	ORDER GRANTING EX-PARTE APPLICATION FOR AN ORDER SHORTENING TIME ON MOTION FOR PROTECTIVE ORDER (HRG. SET 11/10/05, 9 AM,#612)	View

And [next page's footnote]

AUG-30-2006	ORDER DENYING PLAINTIFFS MOTION FOR SANCTIONS; PLAINTIFF'S MOTION TO RULE ON JURISDICTION OVER REMAINING DEFENDANTS AND PLAINTIFF'S MOTION TO CONSIDER LATE FILED FORM OF ORDER	View

And

OCT-11-2006	ORDER DENYING PLAINTIFF'S MOTION FOR SANCTIONS UNDER CODE OF CIVIL PROCEDURE SECTION 128.7	View

10

JAN-11-2007	ORDER SUSTAINING MOTION TO QUASH SERVICE OF SUMMONS AND COMPLAINT	View

11 http://dockets.justia.com/docket/california/candce/4:2007cv02625/195703

12 http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=18280 and see docket #10-13756

13 C:07-2625 #36, SFPD Report #070793172

DHI'$ compunction for bait and switch, misrepresentation, and fraud. Coltrane claimed that DHI'$ profit$ were the compelling state interests to censor free speech from public sidewalks. I got Coltrane fired just a couple of months later and he'$ no longer practicing law.[14]

8. Nevada's Division of Mortgage Lending was caught in DHI'$ deep pocket$ when Deputy Commi$$ioner Eckhardt lied that her office, -which issued DHI Mortgage'$ half dozen regulatory licenses, didn't have the jurisdiction to regulate the predatory lender. $he wa$ fired 26 days later after I met with NV's Attorney General.[15]

9. Nevada'$ $upreme Court sent agents to interfere with my case A551662 which exposed DHI'$ predation of 80 Nevada families specifically located from Las Vegas to Reno, and took illegal $tate action on March 5, 2010.[16]

10. On June 2, 2010 Nevada's Discovery Commissioner Bulla lied about not receiving the five sets of pleadings she positively got through federal mail and wire: registered on Wiznet, fax, email, confirmed priority tracked directly to her chambers, and attached to DHI'$ very own Opposition$.[17]

11. On July 13, 2010 Nevada'$ Pre$iding Judge Gonzalez first cleared her courtroom of any media and then ignored 600+/- self-authenticating state and federal records evincing DHI'$ predation of 400 families in 26 states.

12. A week later on July 20th, Gonzalez held another transcribed hearing, admitted 1500 records into evidence, -all of which FRE Rule 803 hearsay exempt or better, only to cut the-then $16 Billion predatory lender loose. $he then $anctioned Federal Informant Missud $48,000+ for having had the

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[14] http://drhortonsjudges.info/Staff.html at the bottom; http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml for 2013- at page 215 and others; and http://www.docstoc.com/docs/121725114/PATRICK-MISSUD-San-Juan-Ave-San-Francisco-CA at p.10.

[15] Id at page 11.

[16] http://www.clarkcountycourts.us/clerk/electronic-filing.html search case <A551662>

[17] USPS #0308 3390 0001 3360 7404 is "Not Found" at USPS.com; however I have USPS downloads of the official records proving delivery on Bulla who then refused it & sent the package back. I still have it.

audacity in exposing DHI'$ interstate financial crimes which triggered the $4 Trillion mortgage meltdown.

13. Back in San Francisco, judge Giorgi ignored that Gonzalez flaunted four rounds of California Subpoenas for public records which should've been registered and available without subpoena.[18] Giorgi al$o ignored that Clark County District Court CEO Grierson flaunted the same. The Subpoenas were served by Nevada's Sheriff and merely demanded: a copy of Gonzalez' July 13, 2010 Order which $trangely i$n't registered; and set of videos for the 6-hour July 20, 2010 hearing whereat Gonzalez i$ $een $mirking when Missud said corporations like DHI shouldn't be allowed to buy her order$.

14. In federal case C:08-1324, DHI submitted an appendix claiming it had "very high customer satisfaction" scores citing a 2007 JD Power survey. In fact that survey, -which was available on the web for less than a week, listed DHI Mortgage 3rd from the bottom after Beazer mortgage and Countrywide loans, -both of which investigated by North Carolina's DOJ and the feds for predatory lending and found liable.[19] That'$ quite a lie!

15. Beazer Mortgage was fined $50,000,000 per a Consent Agreement for its predatory lending just in North Carolina.[20] DHI'$ predatory lending in that state was easily at least 3 times worse being a company three times larger.

18

FEB-02-2011	ORDER DENYING PATRICK A MISSUD'S MOTION TO VACATE SISTER STATE JUDGMENT PER CCP 1710.10 ET SEQ	View

And

JUN-30-2011	ORDER DENYING PATRICK A. MISSUD'S MOTION FOR RECONSIDERATION OF THE JAN. 19, 2011 MOTION TO VACATE THE SISTER STATE JUDGMENT PER CCP 1710.10 ET.SEQ.	View

19 C:08-1324 #1-8:17/Paragraph (3): "very high customer sati$faction", JD Power and Associates "2007 New Home Builder Mortgage Originator Study."

20 http://www.fbi.gov/charlotte/press-releases/2011/former-beazer-mortgage-loan-officer-charged-with-

16. Back in Nevada, a guy named *Bevers* filed District C:09-2105 claiming that he too got DHI'$ bait and switch and was threatened with deposit forfeiture if he didn't capitulate to DHI'$ predatory term$. District judge Hunt di$mi$$ed hi$ $uit and then made him pay DHI'$ co$t$ for having to conceal evidence of consumer financial predation from FLA to California.[21]

17. Down in San Diego, Five class action representatives in case C:08-592 averred that DHI lured them into purchase contracts with promises of affordable loans which then became Angelo Mozillo $pecial$. The five were threatened with thousands in deposit forfeiture if they sought competitive, outside, market-rate financing.[22]

18. District judge Benitez thought that the Five should nevertheless be forced into judicial arbitration even though DHI'$ purchase contract contemplated antitrust, misrepresentation, RESPA violations, and fraud, -all of which therefore made it an unenforceable illegal contract.[23]

19. JAM$ arbi-traitor William Pate then rigged the arbitration to let DHI off the hook $o that Founder Donald Horton could keep the Billion$ he stole by bundling mortgages to DHI homes sold to Americans from coast-to-coast.

20. Up in San Francisco, on November 22, 2011, California's First District Court of Appeal [FDCA] decided in A131566 to acknowledge 600+ paper documents and 5000+ electronically formatted records, but then $aid that looking at any would violate DHI'$ due proce$$$$$$$$$ right$$$$$$$$.[24]

21. In $ome $ort of amazing coincidence, Nevada'$ $upreme Court decided Appeal A56502 in nearly the $ame exact $ame way, *and on the exact $ame*

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[21] http://dockets.justia.com/docket/nevada/nvdce/2:2009cv02015/69517
[22] http://dockets.justia.com/docket/california/casdce/3:2008cv00592/267063
[23] http://www.jamsadr.com/pate/ JAM$ #12400119476
[24]

JAN-25-2012 | REMITTITUR AFFIRMED (A131566 DIV.5) | View

day- November 22, 2011, even though that high court $at on that appeal for over ten month$.[25]

22. California'$ Supreme Court didn't want to get it$ hand$ dirty, and so ignored all the above and denied review of S198352 thereby allowing lower court and $i$ter-$tate 'judicially-immune' felon$ to escape prosecution for 18 USC §201 Judicial Corruption.[26]

23. San Francisco's $uperior Court judge Kahn then got Private Attorney General Missud's CCP §1021.5 Motion for attorneys fees for his 4+ year efforts in procuring: 205 FTC records, 2 HUD Audit reports, an FBI investigation, pleadings and declarations from two dozen state and federal cases, two dozen official court transcripts catching DHI'$ corporate-bought judge$ in lies, uploading a dozen spidered websites educated hundreds of thousands of Americans about DHI'$ consumer predation, proof that he got Special Magitrate Coltrane and the NDML's Eckhardt fired, evidence that DHI defrauded 80 Nevada families and bankrupted (or nearly so) 320+++ others from 25 more states, the $EC to lie for the record *five times* on behalf of DHI, Chen's fib that jurisdiction didn't *lie* over DHI in San Francisco, the five easily located class action reps in San Diego's Wilson case, ..., and confirming that Nevada's $upreme Court is in fact 'juiced'[27] and corporate-bought[28] per two very well-researched LA Times and Las Vegas Review Journal exposés. Despite all this and a lot more, Kahn decided that the 4-

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[25] http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 $ee 11-36104, and fn next page...

11/22/2011	Order/Dispositional - Order of Affirmance	Filed Order of Affirmance. "ORDER the judgment of the district court AFFIRMED." Fn1[We deny appellants' request to correct the appellate record and the motion to impose a moratorium on foreclosures in Nevada. We do not address appellants other filings, as we determine that they do not seek any relief from this court but were provided for notice only.]	11-36104

[26] http://www.courts.ca.gov/supremecourt.htm and enter <198352>

[27] http://articles.latimes.com/2006/jun/08/nation/na-vegas8

[28] http://www.reviewjournal.com/news/elections/nevada-ranks-8th-supreme-court-election-fundraising

year Federal Informant who'd just set him up wasn't deserving of being recompensed for all that extra-judicial discovery he couldn't $top.[29]

24. California's FDCA was again up to no good. After demanding an additional $855 from Qui Tam Relator Missud to financially crush him, they summarily dismissed his second appeal A135015 which $imilarly proved that DHI and partner in predatory lending Wells Fargo foreclosed on Missud's Nevada home to al$o financially drive him into the ground.[30]

25. Meanwhile back in Nevada, DHI'$ $upreme Court was back on the hook to consider Appeal A60563 wherein over 5000 lower court records were re-registered for their perusal. The state & federal docs so overwhelmingly proved that DHI in greatest part caused Nevada's foreclosure crisis (making it the nation'$ leader in distressed and foreclosed properties for of all thing$ predatory lending), that by comparison- proving Elvis still alive and well in Las Vegas is mere child's play.[31]

26. Federal Informant Missud wasn't quite yet done setting up the 9th District and Circuit's *Citizen$-United* corporate-bought judge$, so he filed another $uit in 2011- C:11-3567.[32] You see, as a Qui-Tam Relator, if Missud prove$ that federal judge$ Armstrong, Hunt, Benitez, Hamilton, Chen, Ryu, Alsup, Wilkin, Spero, … Kozinski, Gould, Clifton, Bybee,

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[29] See footnote next page…

MAR-22-2012	NOTICE OF MOTION PER CCP 1021.5 "PRIVATE ATTORNEY GENERAL STATUTE"; MEMO P/A; DECLARATION FILED BY PLAINTIFF MISSUD, PATRICK A (HUSBAND) MISSUD, JULIE (WIFE) HEARING SET FOR APR-25-2012 AT 09:30 AM IN DEPT 302	View

and

APR-25-2012	ORDER DENYING PLAINTIFFS' MOTION PER CCP §1021.5 "PRIVATE ATTORNEY GENERAL STATUTE"	View

[30]

APR-19-2012	ORDER DISMISSING APPEAL (A135015 DIV 3)	View

[31] http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

[32] http://dockets.justia.com/docket/california/candce/3:2011cv03567/249876

Murguia, Trott, Paez, Pregerson, Thomas, Levy, Bea, Wardlaw, Bybee, ... are 18 USC §201 Corrupt and §1962 Racketeer$ maintaining lucrative intere$t$ in their $cheme$ to accept Hobb$ Act corporate-payoff$ to ignore concrete evidence and di$mi$$ criminally-proven cases naming the $pecial intere$t$, then he'll get clawback of their wages and benefits, -past, present and future. That's a lot of cashish.[33]

27. On March 9, 2012 Chen heard Missud cite to the *Wilson* case where jurisdiction existed over the $9 Billion builder since it purposefully availed itself of California's law and court to judicially compel the Five class reps into that rigged arbitration before retired judge William Pate.[34]

28. Despite this judicially-noticeable concrete proof, Chen di$mi$$ed the nation'$ largest predatory lender from $uit upon colleague Ryu'$ "Report and Recommendation." [35]

29. $peaking of Ryu, $he $evered the $EC from Chen'$ case to break the nexus between *Citizen$-United* corporate purchase of official decision$, and DHI'$ having bought the $EC to look the other way while it completely phuked [sic] thousands of families across the Country for five year$.[36]

30. In her Final Order di$mi$$ing that criminally-proven case, Ryu ignored the EC' purposeful failure to fulfill a 1st FOIA request for info on DHI'$ nefarious$ propensities *for 4 years*, and that a 2nd FOIA demand was brushed aside feigning that the 900 email tips it admitted receiving, *and already located*, couldn't be printed in less than a year.[37]

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[33] Very conservatively, if each of the already 100-nailed official$ and judge$ worked for 5 years for only $100k/year, and Missud gets just 10% of the clawback, then he makes a cool $5 Million.

[34] C:11-3567 #110:4/15

[35] http://dockets.justia.com/docket/california/candce/3:2011cv03567/249876 docket #88

[36] Id $ee docket #52; or search http://dockets.justia.com/docket/california/candce/4:2012cv00161/250000 and $ee docket #79

[37] FOIA's 09-01043, 12-03906

31. Ryu even failed to acknowledge that the $EC lied about Missud's sufficient share ownership which entitled him to SEC Rule 14(A)-8 publication in years 2010-2012.[38]

32. *Chen'$ constitutional desecration was then appealed to thi$ 9th Circuit*, where Murguia, Levy, and Thoma$ had hi$ back and gave DHI the green light to steal billion$ more from Freddie and Fannie.[39] None of them touched upon the central issue- namely that Chen totally lied about not having jurisdiction over corporate predatory lender DHI, per the official court transcripts which aren't subject to their casual di$mi$$al.[40]

33. *Ryu'$ constitutional desecration was then appealed to thi$ 9th Circuit*, where Gould, Clifton, and Bybee had her back and gave the $EC the green light to allow all publicly traded corporation$ to $teal trillion$ from real flesh-and-blood, non-corporate ¢itizen$ whose government wa$ $old off to the corporate oligarch$ like the Koch Brother$$$$$$$$$.[41]

34. Thereafter, the U.S. Supreme Court was Petitioned to entertain a bunch of Writs to review: the Nevada $upreme Court'$ decision$ to conceal DHI'$ crimes against Nevada'$ real people; Chen'$ decision to further mortgage fraud on the United States' HUD, Freddie, Fannie; Ryu'$ decision to allow the $EC unfettered di$cre$$ion to $uppre$$ corporate "people's" predation of 314 Million real Americans; and the California $upreme Court'$ choice in throwing Private A.G. Missud under DHI'$ corporate wheel$ of greed.[42]

35. Writ 12-8191 was pled to beyond FRCP Rule-9 standards. It was in fact proven to criminal standards suitable to get federal judge$ Ryu, Gould, Clifton, and Bybee, and Chairman Schapiro indicted for official corruption.

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[38] $ee the the 6 Proposals for Action at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml

[39] $ee http://dockets.justia.com/docket/circuit-courts/ca9/12-15658

[40] Please take judicial notice of your own documents you ingrate$$$$.

[41] $ee http://dockets.justia.com/docket/circuit-courts/ca9/12-16602

[42] SCOTUS Writ$: 12-8191, 9412, 10006, 13-5888

But since the Five U.S. Supreme Court con$ervative$ are in bed with the Koch$, who ponored *Citizen$-United v. FEC,* and want corporate people to prey on 314 Million real people, they denied review on April 15, 2013.[43]

36. Writ 12-9412 was also pled to beyond FRCP-9 standards. It was in fact proven to criminal standards sufficient to get state judge$ Bulla, Gonzalez, Pickering, Parraguirre, Hardesty, Gibbons, Cherry, Saitta, Douglas, Grierson and Eckhardt indicted for official corruption. But since Five U.S. Supreme Court con$ervative$ are in bed with the Shaun McCutcheon, who ponored *McCutcheon v. FEC;* want 314M real people to choke on McCutcheon'$ coal fired corporate-produced pollution; and enjoy when corporate oligarchs like the Koch$ buy election$, they denied review on October 7, 2013.[44]

37. Writ 12-10006 is pled to beyond FRCP-9 standards. It's in fact proven to criminal standards and'll get state and federal judge$ Coltrane, Woolard, Giorgi, Feinstein, Wick, Busch, Miller, Cheng, Kahn, Karnow, Alvarado, Mahoney, Lee, Nichols, MacDonald, Bulla, Gonzalez, Pickering, Hardesty, Parraguirre, Gibbons, Cherry, Saitta, Douglas, McGuiness, Pollak, Jenkins, Kline, Haerle, Lambden, Richman, Cantil-Sakauye Corrigan, Kennard, Werdegar, Chin, Baxter, Liu, Armstrong, Benitez, Hunt, Hamilton, Chen, Ryu, Alsup, Wilkin, Spero, Smith, Jones, Kozinski, Bea, Reinhardt, Wardlaw, Gould, Clifton, Bybee, Pregerson, Graber, Trott, Paez, Leavy, Thomas, Murguia, indicted for 18 USC §201 Official Corruption, §1962 Racketeering, and Hobbs Act violations to name but a few crimes. But since the Five US Supreme Court con$ervative$ are in bed with the Chamber of Commerce which ponored *American Express v. United Colors* and want

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[43] Coincidentally, the Five con$ervative$' decision to commit treason on this date coincided with Missud's rigged bar Court Trial rigged by the five con$ervative$ who now have to get indicted for 18 USC §2341 Trea$on for corruptly selling their orders to the corporate $pecial intere$t$ like the Koch$.

[44] http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 and See docket #13-30342

corporate "people" to prey on 314M real people when at $uper-$ecretive arbitration, they naturally denied review on November 15, 2013.[45]

38. Writ 13-5888 is similarly pled to way, way, *way* beyond FRCP-9 standards. It's in fact proven to DNA-PSA fingerprint standards on the order of one in a Trillion chance that judiciarie$ from state to U.S. Supreme Court aren't *Citizen$-United* corporate-bought. That proof is sufficient to get $calia, Thoma$, Alito, Kennedy, and Robert$ indicted for a wide variety of federal crimes including 18 USC §2381 Treason which carries capitol punishment as a penalty.[46]

AMENDED DEMANDED RELIEF

Since this *Citizen$-United.* corporate-bought Circuit already flaunted its duties and failed to timely act per FRAP 21(a)(2)(B) to protect shareholders and 314 Million Americans it will now:

(1) Timely issue a mandate to the $EC to compel DHI to print an Addendum to its 2013 D.R. Horton Inc. Proxy statement and distribute it to all shareholders by January 10, 2014 -PRIOR TO DHI'$ ANNUAL SHAREHOLDER MEETING; and

(2) Force DHI to expose itself as a predatory corporation which bought dozen$ of corrupt state and federal official$ like thi$ Circuit'$ judge$ to

[45] $ee <12-10006> at: http://www.supremecourt.gov/docket/docket.aspx and note that this Writ was denied 3 days before Missud's hearing in CGC-07-464022 because $an Francisco'$ $uperior Court i$ de$perately trying to avoid a federal raid of the completely 18 USC §201 Corrupt courthou$e:

OCT-23-2013	MABEL TEN'S 2ND AMENDED NTC OF MTN AND MTN FOR MANDATORY DISMISSAL OR, IN THE ALTERNATIVE, DISCRETIONARY DISMISSAL OF PLTFS' COMPLAINT, AND MTN TO QUASH SERVICE OF SUMMONS, PROOF OF SERVICE FILED BY DEFENDANT TENG, MABEL (SUED HEREIN AS MABEL YUEN, INDIVIDUALLY AND AS TRUSTEE OF THE YUEN-TENG TRUST, AND THE YUEN-TENG TRUST) HEARING SET FOR NOV-18-2013 AT 09:30 AM IN DEPT 302	

[46] On 11-12-13, the original filing date of this Petition, SCOTUS got Rule 33.1 Compliant Booklets for Writ 13-5888. $COTU$ Denied it because it also proved to criminal standards that the Di$trict'$ Chen

ignore evidence, further 27-state racketeering, and sell the nation-off to the $pecial intere$t$ like Donald Horton.

CONCLUSIONS

Failure to timely order the *Amended* Demanded Relief will cause the judge$ assigned to rule in this matter to get indicted by federal authorities including the FBI, DOJ, and Public Integrity Section, -who and which have been apprised of all these matters for over four years.

My intent is to cause a judicial-meltdown far worse than the $4 Trillion mortgage-meltdown -which was caused, furthered, and is now being covered-up by the *Citizen$-United* corporate-bought court$ on behalf of the *Citizen$-United* corporate $pecial ineter$t$ to which they bow.

This isn't nearly as hard as Carnegie-Mellon University's Mechanical Engineering program. You dumb-phuk liberal arts judge$ ought to try and get that degree.[47] You've all been served......[48]

//

Patrick Missud

Patrick Missud 12-26-13
18 USC§1513 Federal Informant;
31 USC§3279 Qui-Tam Relator;
CCP§1021.5 Private Attorney General;
Whistle-Blower with huge lungs; and
Participant in Operation Greylord-II.[49]

---

[47] Got a 1.74 GPA first semester and was put on academic probation- but I stuck with it. Never say never unless you're a judge who can barely chew gum and walk simultaneously.

[48] ...with an enormous Michael Jordan facial. Know that the above is only 20% of the evidence I have regarding DHI'$ purcha$e of you clown$. [I stopped because my hands hurt from typing].

[49] I told you so: http://www.fbi.gov/news/stories/2004/march/greylord_031504 and

PROOF OF SERVICE

I'm: a citizen of the United States; over 18; my address is 91 San Juan Avenue, San Francisco, California, 94112; employed in the County of San Francisco where this mailing occurred. On 12-26-13, or per USPS POS, I served the following documents:

AMENDED PETITION FOR WRIT OF MANDAMUS TO COMPEL $7 BILLION D.R. HORTON INC. TO PRINT AN ADDENDUM TO ITS 2014 PROXY STATEMENT WHICH INCLUDES THAT ITS BUSINESS MODEL REQUIRES ANTITRUST BUNDLING OF PREDATORY LOANS TO HOME SALES AND FRAUD ON THE U.S. GOVERNMENT WHICH GUARANTEES THOSE LOANS

By placing true copies in the mail and/or by fax, hand delivery, email to:

9th Circuit Court of Appeal [original and 3 copies hand delivered]
P.O. Box 193939
San Francisco, CA, 94119-3939

U.S. Supreme Court meritsbriefs@supremecourt.gov
One First Street, N.E.
Washington DC, 20543
Regarding Writ 12-8191

U.S. Solicitor General, Room 5614
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001

Ann Marie Reding, Assistant U.S. Attorney
Office of the U.S. Attorney
450 Golden Gate Avenue
San Francisco, CA, 94102

Securities and Exchange Commission
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington DC, 20549

Attorneys and interested parties including: California and 26 other states' Attorney Generals, various state and federal enforcement agencies, attorneys in related cases and appeals: A551662, A56502, A60563; CPF-10-510876; A131566, A135015, A135531; S198352, S207619; 07-cv-2625, 10-cv-235, 11-CV-3567, 12-cv-161, 12-cv-3117; 12-15658, 16602, 17622; 12-8191, 9412, 10006, 13-5888

I declare under the penalty of perjury under the laws of California that the forgoing is true and correct.

Patrick Missud 12-26-2013

Patrick Missud Date

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

December 28, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wells Fargo & Company*
Stockholder Proposal of Patrick Missud
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Wells Fargo & Company ("Wells Fargo" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Patrick Missud ("Mr. Missud" or the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company "stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens." The Proposal's supporting statements make numerous allegations of judicial misconduct and misconduct by the Company, including allegations of mortgage fraud, predatory lending, and fraud in the sale of mortgage-backed securities. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal should be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company. As we explain below, the Proponent has a long-standing personal grievance against the Company stemming from (1) the foreclosure of a mortgage the Proponent obtained from the Company with respect to residential property located in Nevada, and (2) the Proponent's misguided attempts to verify via the Company proof of his ownership of shares of another public company, D.R. Horton, Inc. ("DHI"), in connection with similar proposals he submitted to DHI. As a result, the Proponent is alleging that the Company has engaged in a conspiracy to foreclose on homeowners, including through purported judicial corruption. The Proponent has pursued his personal grievance against the Company for approximately three years through email campaigns and other tactics discussed below. This year, the Proponent has added the tactic of submitting to the Company a stockholder proposal discussing his personal grievance.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because The Proposal Relates To The Redress Of A Personal Claim Or Grievance Against The Company.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). Moreover, the Commission has noted that "[t]he cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering a personal

interest not shared by other stockholders is "a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 19135 (Oct. 14, 1982).

As explained below, the Proponent has abused the stockholder proposal process by submitting a stockholder proposal designed to pursue the Proponent's own personal grievance against the Company. Thus, we believe that the Proposal is excludable under Rule 14a-8(i)(4) as it represents the latest in a series of actions that the Proponent has taken in his campaign against the Company.

A. *Background*

As described in more detail below, the Proponent's personal grievance with the Company stems from (1) the foreclosure of a mortgage the Proponent obtained from the Company, and (2) the Proponent's misguided attempts to verify via the Company proof of his ownership of DHI stock in connection with similar proposals he submitted to DHI. As a result, the Proponent alleges that the Company has engaged in a conspiracy with DHI to foreclose on homeowners, including through alleged judicial corruption.

The Proponent entered into a mortgage loan with Wells Fargo Home Mortgage, Inc. ("WFHM"), an affiliate of the Company, secured by a deed of trust dated February 27, 2004, and recorded against the Proponent's property in Nevada on March 3, 2004. In November 2010, WFHM commenced foreclosure proceedings against the Proponent's property and remained in contact with Mr. Missud in connection with the pending foreclosure matter. In November 2010, and again in February 2011, while the Company's foreclosure proceedings were pending, the Proponent filed a "lis pendens" against the property based on his several legal proceedings against DHI, unnamed corporations, and various federal and state judges and Commission officials. The Proponent's property eventually proceeded to a foreclosure sale in January 2012 and was purchased by a third party. However, the existence of the lis pendens created a cloud on the property's title and required the purchaser to commence its own legal action against the Proponent to clear title to the property and complete transfer of title following the foreclosure sale.

The Proponent has directed dozens of e-mails, during and subsequent to these events, to the Company's CEO and other senior Company executives and team members on matters unrelated to the Proponent's mortgage with the Company. These communications contained Mr. Missud's various accusations of wrongdoing against, and extensive recitations of the legal actions the Proponent intended to initiate, or in fact did initiate against, DHI, members of state and federal judiciary and various administrative bodies, along with threats to include the Company in these legal actions. As a result, the Company was required to incur time and

costs to review these e-mails for potential Wells Fargo-related content necessitating a response.

Mr. Missud's already-existing personal grievance against the Company was aggravated most recently by his failed attempts to subpoena the Company in connection with his two recent stockholder proposals submitted to DHI. Specifically, rather than requesting verification of his ownership of DHI stock in accordance with Rule 14a-8 through proper channels, such as requesting it from his broker at the Company's brokerage affiliate, the Proponent instead sought such ownership proof directly from the Company's CEO.

- In connection with his 2013 proposal to DHI, in an August 21, 2012 e-mail to Wells Fargo and Commission officials, the Proponent requested that Wells Fargo verify his ownership of DHI stock, stating that "[Company CEO's] financial partner Donald Horton and the $EC require confirmation that I own sufficient DHI shares for at least one year to satisfy $EC Rule 14(a)-8 et seq. for this year's publication." *See* Exhibit B. The Proponent also subpoenaed the Company's CEO in an attempt to compel production of the ownership verification. *See* Exhibit C. In an affidavit of service for yet another subpoena for testimony from the Company's CEO, the Proponent stated, "If [the Company's CEO] pleads the 5th regarding his collusion with DHI, then he'll be alternatively asked to confirm that Missud does indeed own over $4000 of DHI stock for over 3 years which entitles Missud to $EC 14(a)-8 printing of his Proposal for Action in DHI's forthcoming Proxy Statement." *See* Exhibit D. The case referred to in both these subpoenas was dismissed with prejudice on September 24, 2012.

- In connection with his 2014 proposal to DHI, in a July 10, 2013 e-mail to Wells Fargo and Commission officials, the Proponent requested that DHI "confirm with [the Company's CEO] that my DHI share ownership i$ again $ufficient thi$ year. He'$ al$o copied on thi$ me$$age along with hi$ legal coun$el (which I hope also knows criminal defense)." *See* Exhibit E. Subsequently, the Proponent again subpoenaed the Company's CEO in an attempt to compel production of the ownership verification. *See* Exhibit F. In an attachment to the subpoena, the Proponent stated that the "failure to produce [the ownership verification] will prove that [the Company's CEO] flaunt$ federal subpoenas for simple Statements." *See* Exhibit G. In fact, the Company determined that the matter bearing the case number of the subpoena was dismissed more than a year earlier, on July 17, 2012, and therefore the subpoena was ineffective to compel production of the requested ownership verification. *See* Exhibit F.

In response to his inability to obtain via subpoena the documentation the Proponent sought, the Proponent submitted the Proposal, writing in his supporting statements that "WF, [the

Company's CEO], and WF's corporate attorneys have repeatedly flaunted federal subpoenas for the production of documents including simple, routine letters regarding such mundane things as stock ownership verification." *See* Exhibit A.

Finally, the Proponent has tied his personal grievance against the Company with his personal grievance against DHI, which has been well documented and acknowledged by the Staff. In connection with the Proponent's similar campaign against DHI, DHI requested and was granted no-action relief with respect to 2009, 2010 and 2011 stockholder proposals under Rule 14a-8(f) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to DHI's request for that information. *See D.R. Horton, Inc.* (avail. Sept. 30, 2010); *D.R. Horton, Inc.* (avail. Nov. 16, 2009); *D.R. Horton, Inc.* (avail. Nov. 21, 2008). In addition, DHI requested and was granted no-action relief with respect to 2012, 2013, and 2014 stockholder proposals under Rule 14a-8(i)(4) because, as recognized in the Staff's response letters, "the proposal appears to relate to the redress of a personal claim or grievance against the company." *D.R. Horton, Inc.* (avail. Nov. 1, 2013); *D.R. Horton, Inc.* (avail. Oct. 23, 2012); *D.R. Horton, Inc.* (avail. Nov. 16, 2011). Most recently, because it was clear that Mr. Missud intended to submit similar proposals to DHI in furtherance of his personal grievances indefinitely, the Staff both concurred in the exclusion of the Proponent's 2014 proposal to DHI and also stated that such no-action relief shall apply to any future submissions to DHI of the same or similar proposal by the Proponent. *See D.R. Horton, Inc.* (avail. Nov. 1, 2013).

It is clear from the Proponent's supporting statements to the Proposal that he is alleging that the Company colluded with DHI to originate predatory loans, a theory that he has repeatedly failed to prove in multiple courts. Specifically, the Proponent states that "[Wells Fargo's] preferred loan originator DHI-[DHI Mortgage LLC] admitted in court pleadings and during shareholder conference calls that WF is its main partner in loan origination and has been since at least the mortgage meltdown." The Proponent also states, "Public foreclosure records and court documents from Nevada evince that [Wells Fargo] partnered with NYSE-traded D.R. Horton Inc. [DHI] as its 'preferred lender' to originate loans throughout the state. Hundreds of these loans were predatory and led to foreclosures and family bankruptcies."

The Proponent adds in the Proposal that "Nevada became the nation's foreclosure capitol due to predatory lending and mortgage fraud committed by builders like DHI . . . and 'preferred lenders/banks' like Wells Fargo," which the Proponent alleges "mis-stated buyer qualifications and then resold and/or guaranteed the predatory-fraudulent loans through Freddie, Fannie and/or to Wall Street." He also states that "[Wells Fargo] is already on record committing federal crimes as they relate to its partner in crime DHI." Finally, in reference to the Staff's previous no-action letters concurring in the exclusion of the

Proponent's various proposals to DHI, the Proponent states that the Commission has violated "its own Rule 14(A)-8 three years in a row to conceal DHI-[Wells Fargo] racketeering from the public," which, the Proponent states, amounts to the "EC' contribution to DHI-[Wells Fargo] RICO schemes."

The Proponent has made similarly unfounded accusations of a vast conspiracy between the Company and DHI in judicial filings and previous correspondence. These include:

- A November 27, 2013 e-mail to the Company's CEO, Commission officials, judges, and members of the media in which the Proponent asks the Commission officials whether they will "give [the Company's CEO] a free pa$$ to rape the ma$$e$ a$ you already did on November 1st, with hi$ partner-in-crime [DHI CEO] Donny Horton?" *See* Exhibit H.

- A November 27, 2013 e-mail directed to the Company's CEO, with several Justice Department officials and members of the media copied, in which the Proponent states, "If you're not too busy defending your Mortgage Fraud per the below, can you make sure that your agents not interfere with my interbank transfer (attached) so that I can bankroll several $COTU$ more Writ$ like 12-8191, 9412, 10006; 13-5888, ... which prove(d) to criminal standards that your bank partnered with the D.R. Horton Corporation to practice mortgage fraud on the US government as per the below?" *See* Exhibit I.

- An August 8, 2013 e-mail to several Wells Fargo employees, Commission officials, and members of the media in which the Proponent calls the Company "D.R. Horton'$ [DHI] partner in multi-billion-dollar crime" and states that "D.R. Horton Inc. and preferred predatory lender [Wells Fargo CEO] . . . targeted thousands of Nevadans for financial predation, and 'juiced' Nevada'$ $upreme Court to ignore the fleecing$ which caused Nevada to become the world's foreclosure capitol." *See* Exhibit F.

- A 2013 United States Supreme Court Petition for Writ of Certiorari in which the Proponent states that "the underlying issue was and is whether [Judge Elizabeth] Gonzalez acted justly under state and federal laws including the U.S. Constitution; or just acted criminally under the color-of-law for [DHI CEO] Donald Horton and [Wells Fargo CEO] . . . who -for a decade concealed their multi-billion dollar predatory lending and mortgage fraud." *See* Exhibit J.

Although the Proponent was an attorney, he has demonstrated little regard for legal process and procedure in pursuing his personal claims and grievances against several entities,

including the Company. In fact, Mr. Missud has repeatedly been declared a vexatious litigant in connection with his lawsuits against DHI and other companies.[1] On December 2, 2013, the United States District Court for the Northern District of California expanded that order such that all of the Proponent's filings with the court are required to be subjected to a pre-filing review.[2]

B. Discussion

The Staff consistently has concurred that a stockholder proposal may be excluded pursuant to Rule 14a-8(i)(4) as involving the redress of a personal claim or grievance when the proposal is used as an alternative forum to press a dispute with the company that the proponent has previously asserted via other means. An analogous situation was presented in *International Business Machines Corp.* (avail. Jan. 31, 1995). There, the proponent was a customer of IBM who was dissatisfied with the performance of an operating system manufactured by the company. Over the course of several months, the proponent repeatedly communicated with several employees of the company to express his displeasure. Unsatisfied with the company's various troubleshooting efforts over the course of several months, which included multiple conversations with the proponent and the dispatching of company employees to the proponent's home, the proponent expressed his complaints in a series of letters to the company CEO. Despite continued troubleshooting efforts over additional subsequent months, the proponent remained displeased, at which point the company offered, and the proponent accepted, a full refund for the product. Still dissatisfied over his dealings with the company, the proponent submitted a stockholder proposal that called for the company to "institute a customer arbitration mechanism." The Staff concurred that the proposal could be excluded from the company's proxy statement under the predecessor to Rule 14a-8(i)(4). Similarly, *Pfizer, Inc.* (avail. Jan. 31, 1995) involved a proponent who contested the circumstances of his retirement, claiming that he had been forced to retire as a result of

---

[1] In a March 22, 2012 order, the U.S. District Court for the Northern District of California granted a motion to declare the Proponent a "vexatious litigant" and barred him from filing complaints with the court against DHI without first obtaining leave of court. *See* Exhibit K at page 23. In a September 24, 2012 order, the U.S. District Court for the Northern District of California similarly declared the Proponent a "vexatious litigant" and barred him from filing complaints with the court against any judicial entities without first obtaining leave of court. *See* Exhibit L at page 5.

[2] In the order expanding the restriction, Judge William Alsup wrote that "Attorney Missud is using this district's docket as part of a personal campaign to harass anyone with whom he has a difference of opinion." *See* Exhibit M at page 3. Judge Alsup also fined the Proponent $100 for failing to adhere to the previous restrictions associated with the vexatious litigant order. *See* Exhibit M at page 4.

illegal age discrimination. The proponent also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent filed a complaint with the Equal Employment Opportunity Commission. With that matter still pending, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" stockholder proposal that appeared to seek a stockholder vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest to Pfizer's stockholders, Pfizer argued that the evidence of the proponent's continued dispute with Pfizer, including the letter that the proponent sent to the CEO, supported the conclusion that the stockholder proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for non-compliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation); *ConocoPhillips Co.* (avail. Mar. 7, 2008, *recon. denied* Mar. 25, 2008) (proposal that the board establish a committee to oversee an investigation of company involvement with state sponsors of terrorism was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company relating to a plane crash that killed his wife, an employee of the company, while on a business trip to the Middle East); *General Electric Co.* (avail. Jan. 12, 2007) (proposal demanding that the CEO "reconcile the dichotomy between the diametrically opposed positions represented by his acquiescence in allegations of criminal conduct, and the personal certification requirements of Sarbanes-Oxley" was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination); *General Electric Co.* (avail. Jan. 9, 2006) (same); *General Electric Co.* (avail. Feb. 2, 2005) (same); *Schlumberger Ltd.* (avail. Aug. 27, 1999) (proposal that the company form "an impartial fact-finding committee" relating to the company's corporate merger and establish a "Statement of Fair Business Principles" was excludable as a personal grievance when brought by a stockholder who had unsuccessfully sued the company to recover a finder's fee that he alleged was due in connection with the merger); *Station Casinos, Inc.* (avail. Oct. 15, 1997) (proposal to maintain liability insurance excludable as a personal grievance when brought by the attorney of a guest at the company's casino who had filed suit against the company to recover damages from an alleged theft that occurred at the casino).

We believe that it is clear that the Proposal and supporting statements on their face relate to the redress of a personal claim against the Company. We also believe that, given the Proponent's history with the Company related to the foreclosure of his mortgage, subpoenas of the Company's CEO related to his stock ownership in DHI and his persistent e-mail

campaign against the Company's CEO, other senior officers, and WFHM personnel, the Proposal would be excludable as relating to the redress of a personal claim or grievance even if the Proposal on its face involved a matter of general interest to all stockholders. *See* Exchange Act Release No. 19135 (avail. Oct. 14, 1982) (stating that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest"). For example, in *The Dow Chemical Co.* (avail. Mar. 5, 2003), a proposal was properly excluded where it requested that the board "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers" and issue a report on how to compensate those injured by the product. While the proposal on its face might have involved a matter of general interest, the Staff granted no-action relief because the proponent was pursuing a lawsuit against the company on the basis of an alleged injury purportedly tied to the grain fumigants. Similarly, in *MGM Mirage* (avail. Mar. 19, 2001), a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of its political contributions was found to be excludable under Rule 14a-8(i)(4) when submitted by a proponent who had filed a number of lawsuits against the company based on its decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos. *See also Medical Information Technology, Inc.* (avail. Mar. 3, 2009) (proposal that the company comply with government regulations that require businesses to treat all stockholders the same was excludable as a personal grievance when brought by a former employee of the company who was involved with an ongoing lawsuit against the company regarding claims that the company had undervalued its stock); *State Street Corp.* (avail. Jan. 5, 2007) (proposal that the company separate the positions of chairman of the board and CEO and provide for an independent chairman was excludable as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct); *Sara Lee Corp.* (avail. Aug. 10, 2001) (permitting the company to omit a stockholder proposal regarding a policy for pre-approval of certain types of payments where the proponent had a personal interest in a subsidiary which the company had sold and where the proponent participated in litigation related to the subsidiary and directly adverse to the company).

The Proposal and the facts surrounding it are also very similar to the facts and proposal from the same Proponent in *D.R. Horton, Inc.* (avail. Nov. 1, 2013). There, the proposal recited several allegations of wrongdoing by DHI, including fraudulent mortgage originations, and requested "[t]hat DHI will stop buying judge$ to conceal it$ decade-long Citizen$-United corporate predation of real flesh-and-blood ¢itizens." DHI argued, and the Staff concurred,

that the proposal could be excluded as relating to the redress of the Proponent's personal claim or grievance against the company stemming from the Proponent's 2004 home purchase. In a similar manner, the Proposal relates to the Proponent's ongoing personal grievances against the Company arising from the foreclosure proceedings described earlier in this letter and his failed attempts to verify via the Company his ownership of DHI shares in connection with similar proposals he submitted to DHI. In nearly identical language to that of the DHI proposal, the Proposal refers to the Company's alleged "buying" of judges and Commission officials to conceal its alleged "corporate predation of real flesh-and-blood ¢itizens." As discussed at length above, these are the same allegations the Proponent has made throughout his ongoing campaign against the Company.

Thus, the Proposal merely reflects Mr. Missud's effort to conflate his personal frustrations with the Company into a groundless belief that the Company has engaged in a conspiracy with DHI to foreclose on homeowners, including through alleged judicial corruption. For these reasons, as in the no-action letter precedent discussed above, it is clear that the Proponent is using this Proposal as a tactic to seek redress for his personal grievances against the Company, and thus the Proposal should be excluded under Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287.

Sincerely,

Elizabeth A. Ising



Enclosures

cc: Patrick Missud
Wells Fargo & Company

101632854.11

GIBSON DUNN

EXHIBIT A

Patrick Missud
Attorney at Law
Federal Informant
Qui-Tam Relator
WF Shareholder with Sufficient Share Ownership
$EC Rule 14(A)-8 Proponent
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

September 27, 2013

Att'n: John Stumpf, CEO Wells Fargo Bank
c/o Corporate Counsel
45 Fremont Street
San Francisco, CA, 94105
Signature Confirmation*** FISMA & OMB Memorandum M-07-16 ***

Re: SEC 14(A)-8 Proposal for Action for inclusion with WF's Proxy Statement
Via: E-mail: John.G.Stumpf@wellsfargo.com; WF Attorneys and $EC Agents per cc below; Wall Street, Syndicated Media, FBI, DOJ; and
$EC: Signature Confirmatio*** FISMA & OMB Memorandum M-07-16 ***

Attention WF Board of Directors, Corporate Counsel, and $EC Agents,

I. INTRODUCTION

As a WF stockholder and under SEC Rule 14(A)-8, I submit the following facts and "Proposal for Action" for WF's next 2014 shareholder meeting.

II. SUFFICIENT SHARE OWNERSHIP

The attached or enclosed August 2013 Wells Fargo Advisors LLC investment statement at page 5 lists that I own 64 shares of WF since 12-2-2008, and which are currently worth over $2600. As such, I qualify for 14(A)-8 for publication. I'll keep these shares through WF's next shareholder meeting to maintain my status as a bona fide Proponent. Note if the SEC doesn't compel WF to publish based on a ruse of insufficient share ownership, then that will prove it$ complicity in and furtherance of WF'$ 18 USC §1962 Corporate Racketeering.

III. WELLS FARGO ADVISORS IS MY DTC PARTICIPANT

The attached or enclosed DTC Participant list includes Wells Fargo Advisors LLC a*** FISMA & OMB Memorandum M-07-16 ***y authority to verify my sufficient share ownership with your very own internal documents and database.

IV. FACTS

Public foreclosure records and court documents from Nevada evince that WF partnered with NYSE-traded D.R. Horton Inc. [DHI] as its "preferred lender" to originate loans throughout the state. Hundreds of these loans were predatory and led to foreclosures and family bankruptcies. See http://www.ndscorp.com/ and similar records at http://www.clarkcountynv.gov/depts/assessor/pages/recordsearch.aspx.

Nevada became the nation's foreclosure capitol due to predatory lending and mortgage fraud committed by builders like DHI, their affiliated loan origination subsidiaries like DHI Mortgage LLC [DHIM], and "preferred lenders/banks" like Wells Fargo. They all mis-stated buyer qualifications and then resold and/or guaranteed the predatory-fraudulent loans through Freddie, Fannie, and/or to Wall Street: http://www.vegasinc.com/news/2013/jul/10/while-banks-adapt-new-law-nevada-foreclosures-plun/

WF's preferred loan originator DHI-DHIM admitted in court pleadings and during shareholder conference calls that WF is its main partner in loan origination and has been since at least the mortgage meltdown. See documents in case A551662 at: https://www.clarkcountycourts.us/Anonymous/CaseDetail.aspx?CaseID=6660968
Appeal A56502: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950
Appeal A60563: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

Additional discovery then uncovered that when the above information proving corporate predation of the masses in 27 states is presented to federal judges in the 9th District and Circuit Courts, said judge$ ignore all evidence to save the two $170+/- Billion corporations: billions in fines, disgorged RICO proceeds, and their respective Boards from federal investigations. Federal judge$ Chen, Ryu, Wilkin, Gould, Clifton, Bybee, Murguia, Leavy, Thomas, Alsup, and Kozinski are just a few of the high-court judge$ caught in 18 USC §201 Corruption by these two *Citizen$-United* Companie$.

V. WELLS FARGO'$ MYRIAD CRIMINAL ACTIVITIES

Numerous private, regulatory, and enforcement actions have named WF as having participated in illegal activities which include predatory lending, mortgage fraud, and fraud in the sale of mortgage backed securities:
http://www.ask.com/wiki/Wells_Fargo?o=2800&qsrc=999&ad=doubleDown&an=apn&ap=ask.com

In fact, WF is already on record committing federal crimes as they relate to its partner in crime DHI. 9th District cases C:07-2625, 08-592, 09-2015, 10-235, 11-3567, 12-161; Circuit appeals 12-15658, 12-16602; and U.S. Supreme Court Writs 12-8191, 12-9412, 12-10006, name DHI as a Defendant and/or detail DHI'$ crimes to FRCP Rule-9 heightened pleading standards within their pages.

WF, CEO $tumpf, and WF's corporate attorneys have repeatedly flaunted federal subpoenas for the production of documents including simple, routine letters regarding such mundane things as stock ownership verification. The AO-88 legal demands were registered in at least cases 3567 and 161; both appeals; and Writs 8191 (denied 4-15-13), and 9412 (in conference September 30th 2013, -just one business day from this mailing).

Not a $ingle $olitary 'judicially-immune' judge ha$ acknowledged that the two $170,000,000,000 corporations have repeatedly flaunted valid, constitutional, federal demand$ for $uper-$imple evidence.

VI. THE EC' FURTHERANCE OF CORPORATE CRIMINAL ACTIVITIE$

The $EC ha$ likewi$e played "hear, $ee, and $peak no evil" concerning the two *Citizen$-United* 'people' which $eek to further their corporate RICO $cheme$ which include targeting 314,000,000 ordinary, but *real* flesh-and-blood ¢itizens for financial predation. The $EC is on record, and featured in Magistrate Judge Donna Ryu'$ C:12-161 violating: its own Rule 14(A)-8 three years in a row to conceal DHI-WF racketeering from the public; and twice flaunting FOIA, -the 1st time by not returning demanded documents for four year$.

Ryu did what 18 USC §201 Corrupt 'judically-immune' judge$ typically do. Namely ignore all prima-facie evidence damaging to corporations, in this case the EC' contribution to DHI-WF RICO schemes. Then Ryu'$ Circuit colleague$ Gould, Clifton and Bybee rubber stamped her decision to a$$i$t corporate predation of real people. Then finally on April 15, 2013, in the biggest disaster in American history, the U.S. Supreme Court'$ con$ervative majority denied review of Writ 12-8191 because it proved to criminal standards that corporations own all the courts up to, *and through*, the U.S. $upreme Court.

VII. PROPOSAL FOR ACTION

John $tumpf, Wells Fargo Attorneys, and $EC Agent$- You will print, or cause to be printed, the following 26 words in Wells Fargo's forthcoming Proxy Statement and for the upcoming shareholder meeting:

> "Resolved: That Wells Fargo will stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens."

//

Thanks in advance,



Patrick Missud

Patrick Missud: Proponent-Shareholder with sufficient share ownership since 4 years; and Federal Informant & Qui-Tam Relator since 4 years.

Encl.: DTC List; Missud's WFA Account evincing $2600+ WF stock bought on 12-2-08; Nevada foreclosures listing the WF-DHI partner$-in-crime.

Cc: foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov, dennis.barghaan@usdoj.gov, Melanie.Proctor@usdoj.gov mike.heid@wellsfargo.com, jerald.banwart@wellsfargo.com, mary.coffin@wellsfargo.com, sharon.cecil@wellsfargo.com, todd.m.boothroyd@wellsfargo.com, BoardCommunications@wellsfargo.com, Richard.D.Levy@wellsfargo.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com, eric.mcluen2@wellsfargo.com,

DTC PARTICIPANT ACCOUNTS IN ALPHABETICAL SEQUENCE

Participant Account Name	No.
Pershing LLC/SL Int'l	5196
Pierpont Securities LLC	0413
Piper Jaffray & Co.	0311
PNC Bank, National Association	2616
PNC Bank, N.A. /IPA	1515
PNC Bank N.A. /PNC Capital Markets LLC	2835
PNC Bank, N.A./Market Street Funding Securities	2801
PNC Bank, N.A./Pittsburgh	2834
PNC Bank, N.A./Super Philadelphia	2957
PNC Bank/PNC Municipal Strategy - BLK	2166
PNC Equity Securities Corp.	2372
PNC Bank, N.A./OTTA	2065
PNC Bank, N.A/HPRS	2937
Portfolio Brokerage Services, Inc.	8052
PrimeVest Financial Services, Inc.	0701
PWMCO, LLC	0487
Q	
Quantex Clearing, LLC	0294
Quantex Clearing, LLC/ Stock Loan	7359
R	
Raymond, James & Associates, Inc.	0725*
Raymond James & Associates, Inc/FI	0390
Raymond, James & Associates, Inc. /Raymond James Trust Company	5179
RJ Dealer Stock Loan	0594
RBC Capital Markets, LLC	0235
RBC Capital Markets, LLC/RBCCM	7408
RCAP Securities, Inc.	0166
Regions Bank	0971
Regions Bank/Corporate Trust/IPA	1505
Regions Bank/West Valley	2329
Reliance Trust Company	5962
Reliance Trust Company/SWMS 1	2042
Richards, Merrill & Peterson, Inc.	8192
Robinson & Lukens Inc.	7607
Roosevelt & Cross Incorporated	6931
Royal Bank of Scotland Plc, CT Branch	2288
The Royal Bank of Scotland Plc, CT Branch / Equities Finance	5251
RBS Securities Inc.	0248
RBS Securities Inc. /RBS PLC	7562
RBS Securities Inc. /Sub Account for Secure Lending	7563
RBS Securities Inc. /GCFP	7564
RBS Securities Inc. / Equities	0245
RBS Securities Inc. / Fixed Income	5231
RBS Securities Inc. / Equity Finance	5263
S	
Sanford C. Bernstein & Co. L.L.C.	0013
Scotia Capital (USA) Inc.	0096
Scottrade, Inc.	0705
Securities Finance Trust Company	2047
SEI Private Trust Company	2039
SEI Private Trust Company/C/O GWP	2663
SG Americas Securities, LLC.	0286
SG Americas Securities, LLC/Foreign Stock Loan	5241
Smith, Moore & Co.	0494
Société Générale, NY/ Société Générale Paris	2680
Société Générale, New York Branch	1546
Soloway & Co.	8006
Southwest Securities, Inc.	0279
Southwest Securities, Inc. – Stock Loan	5128
State Street Bank and Trust Company	0997
Fiduciary SSB	0987
SSB – Bank Portfolio	2436
SSB – Capital Markets	2556
SSB – BlackRock Institutional Trust	2767
SSB – Physical Custody Services	2193
State Street Bank & Trust/State Street TotalETF	2950
SSB – Trust Custody	2319*
SSB&T Co/Client Custody Services	2678
SSB&T/Sec Fin as Principal	2625
State Street Bank & Trust Company of California, N.A.	2661
State Street Bank & Trust Company/DB Residual Processing Account	2545
State Street Bank and Trust Company/ Deutsche Bank Frankfurt	2399
State Street Bank and Trust Company/IPA	1526
State Street Bank and Trust Company/Lending Pass-Through	7268
State Street Bank and Trust Company, N.A.	2386
State Street Global Markets LLC	0189
South Street Securities LLC	7451
Stephens, Inc.	419
Sterling National Bank	2004
Sterne, Agee & Leach, Inc.	0750*
Stifel, Nicolaus & Company Incorporated	0793
StockCross Financial Services, Inc.	0445
Stoever, Glass & Co., Inc.	6759
Sumitomo Mitsui Trust Bank (U.S.A.) Limited	2779
SunGuard Brokerage & Securities Services LLC	0442
SunGuard Brokerage & Securities Services/Stock Loan	7285
SunTrust Bank	2971
Sun Trust Bank/Sun Trust Bank Dealer Bank	2262
SunTrust Bank/STB Retail CD	2114
SunTrust Bank/STES IPA	1594
SunTrust Bank/Safekeeping Custodian for STES	2717
Sun Trust Robinson Humphrey, Inc.	2095
Sweney Cartwright & Co.	7027
Synovus Bank	2578
Synovus Bank/Synovus 2	2579
T	
TD Ameritrade Clearing, Inc.	0188
TD Ameritrade Clearing, Inc. /Securities Lending	5298
TD Ameritrade Trust Company	5982
Temper of the Times Advisor Services, Inc.	5175
Texas Treasury Safekeeping Trust Company	2622
Texas Treasury Safekeeping Trust Company/IPA	1584
THEMUNICENTER, L.L.C.	0582
The Tel-Aviv Stock Exchange Clearing House Ltd	2015
Timber Hill LLC	0549
Timber Hill LLC/Conduit Securities Lending	7566
Title Securities, Inc.	7081
Track Data Securities Corp.	0459
Tradebot Systems, Inc.	0083
TradeStation Securities, Inc.	0271
Tradition Asiel Securities Inc.	0370
Trust Company of America	5961
Trustmark National Bank	2852
Tullett Prebon Financial Services LLC	0624
U	
U.S. Bank N.A.	2803
U.S. Bank N.A. /CP	1510
U.S. Bank N.A./Safekeeping West	2234
U.S. Bank N.A./Third Party Lending	2837
U.S. Bank N.A./Trust NY MTN	2897
U.S. Bank N.A/U.S. Bank Municipal Securities Group	2781
U.S. Bank N.A./ETF	2580
UBS AG	0979
UBS AG/AC PB Clients-No UBS Lien	2003
UBS AG IPA Account	1540
UBS AG Stamford Branch/As Custodian for UBS AG London Branch	2507
UBS Financial Services Inc.	0221
UBS Financial Services Inc. /Government Securities Account #2	5170
UBS Limited	2789
UBS Securities LLC	0642
UBS Securities LLC/CMO	0652
UBS Securities LLC/Securities Lending	5284
UMB Bank, National Association	2450
UMB Bank,/Investment Division	2451
UMB Bank, N.A./Enogex MTN/IPA	1523
Union Bank & Trust Company	2067
UNICREDIT Capital Markets, LLC	7580
Union Bank, N.A.	2145
Union Bank, N.A./Capital Markets	2851
Union Bank, N.A./Corporate Trust/IPA	1500
Union Bank, N.A./Global Custody	2076
US Bancorp Investments, Inc.	0280
USAA Investment Management Company	0367
V	
VANGUARD Marketing Corporation	0062
Van Kampen Funds Inc.	0692*
Vision Financial Markets LLC	0595
Virtu Financial BD LLC	0063
Virtu Financial BD LLC/West	0619
W	
Wachtel & Co., Inc.	0709
Wedbush Securities Inc.	0103
Wedbush Securities Stock Loan	5166
Wells Fargo Advisors, LLC	7360
Wells Fargo Bank, National Bank	2027
Wells Fargo Bank, N.A. Issuing/Paying Agent	1538
Wells Fargo Bank/Safekeeping Services	2112
Wells Fargo Bank, N.A./SIG	2072
Wells Fargo Bank, N.A/Lending	2040
Wells Fargo Bank N.A./SIG Wells Fargo Securities Int'l Ltd	5199
Wells Fargo Securities, LLC.	0250
Wells Fargo Securities, LLC/Securities Finance	2480
Wells Fargo Securities, LLC/Wells Fargo Securities Safekeeping	0025
Wesbanco Bank, Inc.	2271
WestLB Securities Inc.	5177
WestLB Securities Agency Account	5160
William Blair & Company, L.L.C.	0771

* Denotes Participant prepared to accept Code 70 Deliveries, see note at end of section. 8/9/2012



National Default Servicing Corporation
7720 N. 16th Street, Suite 300, Phoenix, Arizona 85020
Telephone: 602-264-6101 | Facsimile: 602-264-6209

This record is prepared as a courtesy only. It is not issued in lieu of forms of notice required by Statute (i.e. recording, posting, publishing and mailing), and in the event of any error or incompleteness does not impair the effectiveness of notices given by statutory methods. The information contained herein is believed to be accurate as of the time of viewing, but interested parties must attend the sale to obtain the most recent information of particular importance or to obtain updated information. Any listing here of a "possible postponement date" is an estimate of the action that will be taken at the time of sale as now scheduled, and is not a commitment to postpone. Until the actual date and time currently set for the sale, the beneficiary and trustee reserve the right to proceed to sale as scheduled, or to declare a postponement until some other date and/or location. Please note for efficiency/space purposes, we are only providing the street address of the property as a point of reference rather than the only controlling, binding description of the property, which is the legal description.

Sale Start Date: 3/3/2011 Sale End Date 3/5/2011 Search

Records per Page : 200 File # (blank for all): Files 1 - 168 (of 168 Total)

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As of Thursday, March 03, 2011 at 11:38 AM

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Sale Date (previous) (projected) Sale Time Place of Sale	File # Property Address	Loan Date	Mortgage Co	Org Ln Amt Loan #	File Status Trustee County	Opening Bid Amount Max Bid Amount Canceled
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	07-42780-ASR-NV 5117 MAVERICK STREET, LAS VEGAS, NV 89130	9/19/2005	ASC 106	$264,000.00 1134014136	Trustee Sale WILSON CLARK	$115,000.00
3/3/2011 10:00 A.M. AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101	07-43432-AS-NV 9336 DESCENDING CREEK STREET, LAS VEGAS, NV 89123	4/28/2006	ASC 106	$246,800.00 1168060122	Trustee Sale SPACCARELLI CLARK	$114,750.00
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	08-33666-KON-NV 5236 CLARICE AVENUE, LAS VEGAS, NV 89107	4/23/2007	KONDAUR Capital Corporation	$196,000.00 129518	Trustee Sale ALEMAN CLARK	$50,000.00
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	09-20422-SP-NV 4132 DONGOLA COURT, LAS VEGAS, NV 89110-5774	7/28/2006	Fidelity National - SPS	$223,200.00 0011219789	Trustee Sale TAPIA CLARK	$48,050.43
3/3/2011 12:30 P.M. At the Fallon Street entrance to the County Courthouse, 1225 Fallon Street, Oakland, CA	09-21496-SP-CA 16382 BLANCO STREET, SAN LEANDRO, CA 94578	8/24/2007	Acqura Home Loans	$320,000.00 206714	Trustee Sale MUNOZ ALAMEDA	$200,000.00
3/3/2011 11:00 A.M. At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	09-31508-FF-NV 905 TROPICO COURT, SPARKS, NV 89436	12/1/2006	Fidelity National - BofA	$238,200.00 22788258	Trustee Sale AQUINO-RAMIREZ WASHOE	
3/3/2011 10:00 A.M. AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101	09-33743-FF-NV 3317 OCONNELL WAY, NORTH LAS VEGAS, NV 89032-7988	2/23/2006	Fidelity National - Wachovia	$242,000.00 0042106506	Trustee Sale SANDERS CLARK	$82,454.00
3/3/2011 10:00 A.M. In the Plaza at Fremont Park located at 660 Fifth Street, Santa Rosa, CA 95401	09-33953-FF-CA 463 ALTA AVENUE, ROHNERT PARK, CA 94928	5/9/2005	Fidelity - EMC	$380,000.00 0011300187	Trustee Sale LEUSCHEN SONOMA	$229,827.50
3/3/2011 10:00 A.M.	09-40585-ASR-NV 2308 STONE BREEZE AVENUE, NORTH LAS VEGAS, NV 89031	4/7/2006	ASC 106	$273,000.00 1127117397	Trustee Sale SUAZO	

Sale Date Sale Time Place of Sale	File # Property Address	Loan Date	Mortgage Co	Org Ln Amt Loan #	File Status Trustee County	Opening Bid Amount
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA					RIVERSIDE	
3/3/2011 12:00 P.M. At the Second Street entrance to the County Courthouse, 446 Second Street, Yuba City, CA	10-30656-FF-CA 1452 KNIGHTS ROW, YUBA CITY, CA 95991	4/6/2006	Fidelity - EMC	$168,000.00 0013865829	Trustee Sale RAMSEY SUTTER	$191,017.83
3/3/2011 10:30 A.M. At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	10-31648-EM-CA 15252 GOLDEN COURT, LOS ANGELES, CA 91342	8/16/2006	Fidelity - EMC	$468,750.00 0015850258	Trustee Sale DEWALT LOS ANGELES	$584,841.37
3/3/2011 11:00 A.M. At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	10-31808-EM-NV 870 MEADOW SPRINGS DRIVE, RENO, NV 89509	12/6/2006	Fidelity - EMC	$340,000.00 0003719166	Trustee Sale TRACY WASHOE	$279,500.00
3/3/2011 12:00 P.M. At the North Arrowhead Avenue entrance to the County Courthouse, 351 North Arrowhead Avenue, San Bernardino, CA	10-32964-EM-CA 1578 NORTH ARROWHEAD AVENUE, RIALTO, CA 92376	11/13/2006	Fidelity - EMC	$300,000.00 0003710602	Trustee Sale ZARAZUA SAN BERNARDINO	$124,500.00
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-32987-BU-NV 3651 ARVILLE STREET UNIT 822, LAS VEGAS, NV 89103	3/20/2007	Fidelity National - Bank United	$99,900.00 5190756	Trustee Sale KEYSER CLARK	$120,542.31
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-40578-WFR-NV 2871 COLLINA BELLA COURT, LAS VEGAS, NV 89142	7/2/2007	WF 708	$280,750.00 0068400978	Trustee Sale LARIOS CLARK	$122,400.00
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-40787-ASR-NV 3748 SEAFORTH STREET, LAS VEGAS, NV 89129	2/8/2006	ASC 106	$288,000.00 1205302287	Trustee Sale KLAFKE CLARK	$152,150.00
3/3/2011 11:00 A.M. At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	10-42543-WF-NV 2480 WESTFALL ROAD, SPARKS, NV 89436	11/16/2007	WF 708	$290,700.00 0173359498	Trustee Sale SEGURA WASHOE	$333,893.08
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-42876-WF-NV 4817 MARTINELLI COURT, LAS VEGAS, NV 89130	11/24/2003	WF 708	$130,000.00 0151870272	Trustee Sale CONRADY CLARK	$129,203.62
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-43019-WF-NV 1360 BAJA GRANDE AVE, HENDERSON, NV 89012	12/1/2006	WF 708	$273,100.00 0071288817	Trustee Sale BOSTIAN CLARK	$127,500.00
3/3/2011 11:00 A.M. At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	10-43021-WF-NV 6233 ALPINE MEADOWS LOOP, RENO, NV 89519	7/16/2004	WF 708	$319,920.00 0044482214	Trustee Sale OGLE III WASHOE	$204,000.00
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-43310-WF-NV 8724 TRAVELING BREEZE AVE. #103, LAS VEGAS, NV 89178	6/21/2007	WF 708	$208,600.00 0076158757	Trustee Sale PENTONY CLARK	$213,543.41
3/3/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-43389-WF-NV 8029 SPIRIT CANYON AVENUE, LAS VEGAS, NV 89149	3/11/2004	WF GE 936	$163,500.00 8423866594	Trustee Sale KOCANDA CLARK	$179,951.04
3/3/2011 10:00 A.M.	10-43494-WF-NV 9820 W RUSSELL ROAD #1123, LAS VEGAS, NV 89148	11/3/2006	WF 708	$131,192.00 0085521367	Trustee Sale RAMOS	$38,530.00

Sale Date / Time	File No. / Property Address		Amount / Loan No.	Type / Borrower / County	Bid
3/3/2011	10-82818-US-OR 1663 SW GORDON CT, DALLAS, OR 97338	U.S. Bank Home Mortgage - Outs	 6800193247	Trustee Sale BRYANT POLK	
3/3/2011	10-83560-US-MO 1136 ELOOR DR, SAINT LOUIS, MO 63136	U.S. Bank Home Mortgage - Outs	 2200003800	Trustee Sale ROTHMILLER	
3/3/2011	10-84245-US-MO 725 NORTH 4TH STREET, ST CHARLES, MO 63301	U.S. Bank Home Mortgage - Outs	 6800229395	Trustee Sale SHATLEY	
3/3/2011	10-84296-US-MO 6916 N HARRISON ST, GLADSTONE, MO 64119	U.S. Bank Home Mortgage - Outs	 6830061863	Trustee Sale MILNER	$145,766.58
3/3/2011 12:30 P.M. At the Fallon Street entrance to the County Courthouse, 1225 Fallon Street, Oakland, CA	11-80010-US-MO 7407 E 110TH STREET, KANSAS CITY, MO 64134	U.S. Bank Home Mortgage - Outs	 6003185387	Trustee Sale BUTLER	388,487.60
3/3/2011 12:30 P.M. At the Fallon Street entrance to the County Courthouse, 1225 Fallon Street, Oakland, CA	11-80187-US-MO 6919 FLORIAN AVE, SAINT LOUIS, MO 63121	U.S. Bank Home Mortgage - Outs	 7500023951	Trustee Sale HAY ST LOUIS	398,295.80
3/4/2011 10 00 A.M. AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101	06-43936-ASR NV 11/3/2006 5247 TAOS PUEBLO COURT, NORTH LAS VEGAS, NV 89031	ASC 106	$204,000.00 1250037849	Trustee Sale WILLIAMS CLARK	
3/4/2011 10:30 A.M. At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	09-00558-US-CA 1/15/2008 3133 SANDSTONE COURT, PALMDALE, CA 93551-1086	U.S. Bank Home Mortgage	$335,000.00 9902267768	Trustee Sale VASQUEZ LOS ANGELES	$172,000.00
3/4/2011 10:30 A.M. At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	09-20378-SP-CA 1/18/2006 12421 RYAN LANE, CERRITOS, CA 90703	Fidelity National - SPS	$658,000.00 0008137480	Trustee Sale NENADIC LOS ANGELES	$318,866.79
3/4/2011 10:30 A.M. At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	09-21184-SP-CA 3/26/2005 26612 REDSTART COURT, SANTA CLARITA, CA 91351	Fidelity National - SPS	$468,750.00 0008318268	Trustee Sale HEART LOS ANGELES	$258,006.40
3/4/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	09-33299-FF-NV 12/12/2006 42 EAST SERENE AVENUE UNIT 206, LAS VEGAS, NV 89123	Fidelity - EMC	$154,350.00 0016174094	Trustee Sale RUE CLARK	
3/4/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	09-42497-ASR-NV 9/21/2006 2782 HERRON HILLS STREET, LAS VEGAS, NV 89156	ASC 106	$195,000.00 1256030906	Trustee Sale ORTIZ CLARK	
3/4/2011 10.00 A.M. AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S 4TH STREET, LAS VEGAS, NV 89101	09-43868-WFR-NV 3/2/2006 5451 PIPERS STONE STREET, NORTH LAS VEGAS, NV 89031	WF 708	$235,937.00 0149050958	Trustee Sale HAMADA CLARK	
3/4/2011 10 00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	09-47511-ASR-NV 10/1/2006 8449 CAMBRIA CELLARS COURT, LAS VEGAS, NV 89139	ASC 106	$379,350.00 1256044000	Trustee Sale STOKES CLARK	$221,000.00
3/4/2011 10.00 A.M.	10-01102-US-NV 12/14/2007 3563 WILD CHERRY COURT, LAS VEGAS, NV 89121	U.S. Bank Home Mortgage	$238,000.00 6800121608	Trustee Sale VAN RYAN	$60,000.00

Sale Date / Time	File No. / Property Address		Amount / Loan No.	Type / Borrower / County	Bid
10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	7805 CHERRY RIVER DRIVE, LAS VEGAS, NV 89145		0253737748	ABBASI CLARK	
3/4/2011 11:00 A.M. At the main entrance to the County Courthouse, 31 South Main Street, Yerington, NV	10-43775-WF-NV 1/18/2007 630 ANNIE WAY, FERNLEY, NV 89408	WF 708	$181,600.00 0157925309	Trustee Sale MARTIN LYON	$42,900.00
3/4/2011 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-43870-WF-NV 11/16/2005 7148 CHARTER CREST STREET, NORTH LAS VEGAS, NV 89084	WF 708	$413,440.00 0057605396	Trustee Sale WEISS CLARK	$197,825.00
3/4/2011	10-51327-LM-WA 4707 N NAPA ST, SPOKANE, WA 99207	U.S. Bank/Leader - Outsourcing	 9900175486	Trustee Sale BERGMAN	
3/4/2011	10-56286-DB-AZ 2341 N 87TH WAY, SCOTTSDALE, AZ 85257	U.S. Bank/Downey - Outsourcing	 9042344846	Trustee Sale JACOBSON, SR MARICOPA	
3/4/2011	10-80833-US-AZ 500 N ROOSEVELT AVE, #94, CHANDLER, AZ 85226	U.S. Bank Home Mortgage - Outs	 8003237067	Trustee Sale MOLINA	
3/4/2011 12:00 pm The sales can be conducted at a variety of locations. !!!SEE NOTES REGARDING SALE DATE!!!!	10-82597-US-WA 1105 W PERRY STREET, ABERDEEN, WA 98520	U.S. Bank Home Mortgage - Outs	 6850083597	Trustee Sale SWANSON	$132,404.93
3/4/2011	10-82838-US-MT 221 S 29TH STREET, BILLINGS, MT 59101	U.S. Bank Home Mortgage - Outs	 7884719586	Trustee Sale BOMBOY YELLOWSTONE	
3/4/2011 12:00 pm The sales can be conducted at a variety of locations. !!!SEE NOTES REGARDING SALE DATE!!!!	10-83191-US-OR 4815 SE TENINO CT, PORTLAND, OR 97206	U.S. Bank Home Mortgage - Outs	 7884415085	Trustee Sale SALU	$282,077.68
3/4/2011	10-83404-US-WA 17306 117TH PLACE NE, ARLINGTON, WA 98223	U.S. Bank Home Mortgage - Outs	 6800125335	Trustee Sale MCMURRICK	$268,740.82
3/4/2011	10-83720-US-AZ 2422 N IRONWOOD RIDGE, TUCSON, AZ 85745	U.S. Bank Home Mortgage - Outs	 7810481172	Trustee Sale NORWOOD	
3/10/2011 (3/3/2011) 9:30 AM At the east main entrance to the county courthouse, 720 9th Street, Sacramento, CA	10-20892-SP-CA 10/20/2006 8024 RED FERN COURT, ANTELOPE, CA 95843	Fidelity National - SPS	$497,500.00 0010248474	Trustee Sale GHUMAN SACRAMENTO	
3/18/2011 (3/4/2011) 12:00 P.M. At the North front entrance to the County Courthouse, 700 Civic Center Drive West, Santa Ana, CA	08-21294-SP-CA 4/11/2005 820 SOUTH HILDA STREET, ANAHEIM, CA 92806	Fidelity National - SPS	$367,500.00 0011060861	Trustee Sale VALENCIA MENOR ORANGE	
3/18/2011 (3/3/2011) 10:00 A.M. At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	10-40634-ASR-NV 7/15/2005 9007 HAVILAND ROAD, LAS VEGAS, NV 89123-0619	ASC 106	$231,600.00 1218071845	Trustee Sale BEUCHAT CLARK	
3/21/2011 (3/4/2011) 11:00 A.M. At the North Market Street entrance to the County Courthouse, 190 North Market Street, San Jose, CA	09-33966-FF-CA 9/8/2005 3499 VALLEY VISTA DRIVE, SAN JOSE, CA 95148	Fidelity - EMC	$860,000.00 0014192751	Trustee Sale MAMARIL SANTA CLARA	

4/5/2011 (3/3/2011)	08-47082-WFR-NV 1/23/2006 WF 706	$297,808.00	Trustee Sale
10:00 A.M.	9151 CRAVEN AVENUE, LAS VEGAS, NV 89148	0150103513	SEPULVEDA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-21448-SP-NV 2/22/2006 Fidelity National - SPS	$204,000.00	Trustee Sale
10:00 A.M.	4511 SHANNON JEAN COURT, NORTH LAS VEGAS, NV 89081	0009194790	FRANCIS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-31311-FF-CA 6/30/2006 Fidelity - EMC	$363,800.00	Trustee Sale
10:30 A.M.	3869 SOUTH HOBART BLVD, LOS ANGELES, CA 90062	0017372881	HERNANDEZ
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA			LOS ANGELES
4/5/2011 (3/3/2011)	09-32306-FF-NV 10/26/2006 Fidelity National - BofA	$204,000.00	Trustee Sale
10:00 A.M.	3505 DIAMOND SPUR AVENUE, NORTH LAS VEGAS, NV 89032	23118426	ALVAREZ
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-33412-FF-NV 4/25/2006 Fidelity National - BofA	$301,750.00	Trustee Sale
10:00 A.M.	5908 FILMORE AVENUE, LAS VEGAS, NV 89130	23060567	DESOTO
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-35067-FF-NV 8/17/2006 Fidelity National - BofA	$191,200.00	Trustee Sale
10:00 A.M.	630 SUMMER HEIGHTS LANE, LAS VEGAS, NV 89110	23113625	VENCES - VAZQUEZ
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-35232-FF-NV 1/2/2007 Fidelity - EMC	$520,000.00	Trustee Sale
10:00 A.M.	8942 BAYBERRY BEND STREET, LAS VEGAS, NV 89178	0018210765	ROBBINS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	09-45374-WF-NV 2/22/2007 WF 708	$187,600.00	Trustee Sale
11:00 A.M.	1865 GREENBRAE DRIVE, SPARKS, NV 89431	0204241442	MARQUEZ, SR.
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501			WASHOE
4/6/2011 (3/3/2011)	09-47477-ASR-NV 5/18/2004 ASC 106	$264,800.00	Trustee Sale
10:00 A.M.	601 BRAVERWOOD DRIVE, HENDERSON, NV 89015	1127003902	OLSZENS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/4/2011)	10-01926-US-CA 10/9/2006 U.S. Bank Home Mortgage - Outs	$253,750.00	Trustee Sale
12:00 P.M.	5411 BISHOP STREET, CYPRESS, CA 90630	6850097804	RICE
At the North front entrance to the County Courthouse, 700 Civic Center Drive West, Santa Ana, CA			ORANGE
4/6/2011 (3/3/2011)	10-02001-US-CA 11/28/2007 U.S. Bank Home Mortgage	$272,000.00	Trustee Sale
10:00 A.M.	1216 EDELWEISS AVENUE, RIVERSIDE, CA 92501-1982	6800120080	ESTRADA
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA			RIVERSIDE
4/6/2011 (3/3/2011)	10-02131-US-NV 6/30/2003 U.S. Bank Home Mortgage - Outs	$156,631.00	Trustee Sale
11:00 A.M.	9534 AUTUMN LEAF WAY, RENO, NV 89506	8003148971	FISHER
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501			WASHOE
4/5/2011 (3/3/2011)	10-02143-US-NV 4/12/2006 U.S. Bank Home Mortgage - Outs	$224,000.00	Trustee Sale
10:00 A.M.	6235 BARTON MANOR ST, HENDERSON, NV 89011	7884369130	MSHIGENI
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-02189-US-CA 7/2/2008 U.S. Bank Home Mortgage - Outs	$143,115.00	Trustee Sale
10:00 A.M.	4393 EDGEWOOD PLACE, RIVERSIDE, CA 92506	6850081820	MANRIQUE
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA			RIVERSIDE

4/5/2011 (3/3/2011)	10-42553-WF-NV 3/28/2006 WF 708	$189,342.00	Trustee Sale
10:00 A.M.	5127 APPLE ORCHARD DR, LAS VEGAS, NV 89142	0078436169	SOBERANIS
AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-43029-WF-NV 8/23/2005 WF 708	$278,436.00	Trustee Sale
10:00 A.M.	3575 HAMMOCK STREET, LAS VEGAS, NV 89147	0058306093	WEISS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-43460-WF-NV 11/13/2007 WF 708	$240,000.00	Trustee Sale
10:00 A.M.	4402 CINEMA AVENUE, NORTH LAS VEGAS, NV 89031	0173479256	KANG
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-43504-WF-NV 3/21/2006 WF 708	$157,429.00	Trustee Sale
10:00 A.M.	4524 VICTORIA GARDEN AVE, N LAS VEGAS, NV 89031	0385793297	ZAMORA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-43639-WF-NV 2/27/2004 WF 708	$324,800.00	Trustee Sale
10:00 A.M.	1363 ROMANESCA DRIVE, HENDERSON, NV 89052	0039171758	MUSSUD
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/5/2011 (3/3/2011)	10-43698-WF-NV 6/16/2006 WF 708	$234,224.00	Trustee Sale
10:00 A.M.	10316 MARC KAHRE AVE, LAS VEGAS, NV 89129	0068738992	MATTA
AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101			CLARK
4/6/2011 (3/3/2011)	09-32375-FF-NV 8/15/2006 Fidelity National - BofA	$249,600.00	Trustee Sale
10:00 A.M.	3506 ARKWRIGHT FALLS AVENUE, NORTH LAS VEGAS, NV 89032	22802326	ARANTON
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/6/2011 (3/4/2011)	09-32924-FF-NV 11/24/2006 Fidelity National - BofA	$313,500.00	Trustee Sale
10:00 A.M.	106 SKIPPING STONE LN, LAS VEGAS, NV 89123	23126250	OMPS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/6/2011 (3/4/2011)	09-35203-FF-NV 8/25/2006 Fidelity National - BofA	$223,000.00	Trustee Sale
10:00 A.M.	6048 SILHOUETTE AVENUE, LAS VEGAS, NV 89142	23113241	HERNANDEZ
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK
4/6/2011 (3/4/2011)	10-01205-US-CA 4/21/2006 U.S. Bank Home Mortgage - Outs	$812,500.00	Trustee Sale
1:30 P.M.	3901 LAKE COUNTY HIGHWAY, CALISTOGA, CA 94515	7864528764	SHANKER
At the Brown Street entrance to the County Courthouse, 825 Brown Street, Napa, CA			NAPA
4/6/2011 (3/4/2011)	10-02513-US-CA 7/14/2006 U.S. Bank Home Mortgage - Outs	$275,805.00	Trustee Sale
10:00 A.M.	27680 LANHAM STREET, MENIFEE, CA 92584-4719	6850176249	BERGQUIST
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA			RIVERSIDE
4/6/2011 (3/4/2011)	10-20862-SP-CA 7/26/2005 Fidelity National - SPS	$372,000.00	Trustee Sale
10:00am	477 W KAVANAGH AVE, TRACY, CA 95376	0008457152	SHAVERS
At the East Weber Avenue entrance to the County Courthouse, 222 East Weber Avenue, Stockton, CA			SAN JOAQUIN
4/8/2011 (3/4/2011)	10-32774-EM-NV 12/2/2006 Fidelity - EMC	$284,000.00	Trustee Sale
10:00 A.M.	3424 BALDOYLE LANE, LAS VEGAS, NV 89129	0014587820	JOHNSON
AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101			CLARK
4/6/2011 (3/4/2011)	10-40458-WF-NV 1/11/2006 WF 708	$325,000.00	Trustee Sale
10:00 A.M.	5300 STIRRUP STREET, LAS VEGAS, NV 89119	0200479194	TAIFANE
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101			CLARK

3/4/2011 (3/4/2011)	10-20724-SP-CA	4/6/2005	Fidelity National - SPS	$231,900.00	Trustee Sale
10.00 A.M.	1390 SHELLIE LANE, HEMET, CA 92543			0011061660	STOWELL
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA					RIVERSIDE
3/3/2011 (3/3/2011)	09-34103-FF-CA	8/29/2006	Fidelity - EMC	$302,400.00	Trustee Sale
9.30 A.M.	1201 WILLIAM WAY, ROSEVILLE, CA 95678			0016848541	INFANTE
At the north entrance to the Bill Santucci Justice Center located at 10820 Justice Center Drive, Roseville, CA 95678					PLACER
6/3/2011 (3/3/2011)	10-01947-US-CA	10/29/2007	U.S. Bank Home Mortgage	$283,200.00	Trustee Sale
12:00 P.M.	4990 BEACH BLVD #103, BUENA PARK, CA 90621-1135			6802265419	SALAS
At the North front entrance to the County Courthouse, 700 Civic Center Drive West, Santa Ana, CA					ORANGE
6/3/2011 (3/3/2011)	10-02509-US-NV	3/21/2007	U.S. Bank Home Mortgage - Outs	$152,351.00	Trustee Sale
10:00 A.M.	1533 JUSTIN COURT, HENDERSON, NV 89011			6850330872	VONWOLFFRADT
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK

At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-01346-US-NV	3/6/2006	U.S. Bank Home Mortgage	$160,000.00	Trustee Sale	$70,125.00
10:00 A.M.	10245 S MARYLAND PKWY #1189, LAS VEGAS, NV 89123			7684525012	BELLER	
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-01530-US-CA	6/22/2009	U.S. Bank Home Mortgage - Outs	$198,242.00	Trustee Sale	
10.00 A.M	43348 OLIVE AVENUE, HEMET, CA 92544			7684874568	SMITH	
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA					RIVERSIDE	
3/4/2011	10-02087-AF-NV	8/22/2007	AmeriFunds Secured Income Fund	$47,500.00	Trustee Sale	
11:00 A.M.	3850 ZUNI STREET, STAGECOACH, NV 89429			AS1173-RC	RICKENBACKER	
At the main entrance to the County Courthouse, 31 South Main Street, Yerington, NV					LYON	
3/4/2011	10-02284-US-CA	1/14/2003	U.S. Bank Home Mortgage	$145,000.00	Trustee Sale	
10 00am	3026 HEBRON LANE, STOCKTON, CA 95206			4800158808	JARA	
At the East Weber Avenue entrance to the County Courthouse, 222 East Weber Avenue, Stockton, CA					SAN JOAQUIN	
3/4/2011	10-02287-US-NV	5/24/1999	U.S. Bank Home Mortgage - Outs	$89,796.00	Trustee Sale	$101,854.19
10.00 A.M.	4184 TOLKIEN AVENUE, LAS VEGAS, NV 89115			6003041085	RAGSDALE	
AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101					CLARK	
3/4/2011	10-02348-US-CA	3/21/2008	U.S. Bank Home Mortgage - Outs	$208,183.00	Trustee Sale	
10.00 A.M.	1316 ACORN STREET, COPPEROPOLIS, CA 95228			6850071720	RABENEAU	
At the main entrance to the Judicial Building of the Calaveras County Government Center, 891 Mountain Ranch Road, San Andreas, CA					CALAVERAS	
3/4/2011	10-02452-US-CA	10/24/2006	U.S. Bank Home Mortgage	$300,000.00	Trustee Sale	$304,008.96
12:00 P.M.	1316 NORTH OLIVE STREET, SANTA ANA, CA 92706			6003223529	ROMAN	
At the North front entrance to the County Courthouse, 700 Civic Center Drive West, Santa Ana, CA					ORANGE	
3/4/2011	10-20715-SP-CA	8/2/2006	Fidelity National - SPS	$250,000.00	Trustee Sale	$67,830.71
12:00 P.M.	7172 BRAEMAR AVE, HIGHLAND, CA 92346			0011536853	SHAW	
At the North Arrowhead Avenue entrance to the County Courthouse, 351 North Arrowhead Avenue, San Bernardino, CA					SAN BERNARDINO	
3/4/2011	10-31509-EM-CA	3/23/2007	Fidelity - EMC	$262,500.00	Trustee Sale	
10:00am	440 ALAN AVENUE, WOODBRIDGE, CA 95258			0022137103	LOPEZ NUNEZ	
At the East Weber Avenue entrance to the County Courthouse, 222 East Weber Avenue, Stockton, CA					SAN JOAQUIN	
3/4/2011	10-41460-ASR-NV	7/8/2006	ASC 100	$168,392.00	Trustee Sale	
10:00 A.M.	10472 PALM VILLAGE STREET, LAS VEGAS, NV 89183			1206230142	HERNANDEZ	
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-41583-ASR-NV	6/27/2006	ASC 106	$550,000.00	Trustee Sale	
10:00 A.M.	2874 SOFT HORIZON WAY, LAS VEGAS, NV 89135			1256034794	BLUM	
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-43287-WF-NV	6/5/2003	WF 708	$248,000.00	Trustee Sale	$259,835.39
10:00 A.M	2408 EL TESORO COURT, HENDERSON, NV 89014			0254541931	GARFIAS, JR.	
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-43661-WF-NV	11/18/2003	WF GE 936	$281,300.00	Trustee Sale	$287,192.16
10.00 A.M.	10404 SNOWDON FLAT COURT, LAS VEGAS, NV 89129			8418360347	STEPHENS	
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK	
3/4/2011	10-43689-WF-NV	9/30/2005	WF 708	$222,000.00	Trustee Sale	

At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

Sale Date / Time	File No.	Date	Investor	Address / Location	Amount	Loan No.	Type / Name / County	Bid
3/3/2011 10:00 A.M.	10-43606-WF-NV	7/13/2007	WF 708	200 HOOVER AVENUE #901, LAS VEGAS, NV 89101 — AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101	$318,000.00	0168520147	Trustee Sale DAVIDSON CLARK	$118,000.00
3/3/2011 10:00 A.M.	10-43688-WF-NV	10/3/2006	WF 708	6748 ELIZA LANE, NORTH LAS VEGAS, NV 89031 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$260,000.00	0254620305	Trustee Sale DOMBROWSKI CLARK	$272,114.41
3/3/2011 10:00 A.M.	10-43691-WFR-NV	11/28/2006	WF 708	2433 RUE BIENVILLE WAY, HENDERSON, NV 89044 — AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101	$273,300.00	0157031984	Trustee Sale LOERA CLARK	$127,500.00
3/3/2011 11:00 A.M.	10-43694-WFR-NV	4/15/2004	WF 708	1896 WEST HUFFAKER LANE, RENO, NV 89511 — At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	$740,000.00	0142902972	Trustee Sale MCQUIDE WASHOE	$471,000.00
3/3/2011 11:00 A.M.	10-43803-WF-NV	12/12/2006	WF 708	10820 APPLE MILL DRIVE, RENO, NV 89521 — At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	$448,000.00	0157380164	Trustee Sale DEHUFF WASHOE	$320,000.00
3/3/2011 10:00 A.M.	10-43904-WF-NV	3/26/2007	WF 708	5925 RUNNING HORSE DRIVE, NORTH LAS VEGAS, NV 89081 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$236,500.00	0265888841	Trustee Sale FLORES CLARK	$263,956.15
3/3/2011 10:00 A.M.	10-43913-WF-NV	9/7/2007	WF 708	608 GLENDALE AVENUE, NORTH LAS VEGAS, NV 89030 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$175,000.00	0172628893	Trustee Sale CANO CLARK	$197,744.53
3/3/2011 10:00 A.M.	10-43917-WF-NV	3/1/2006	WF 708	6320 SNAP RIDGE STREET #101, NORTH LAS VEGAS, NV 89081 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$161,387.00	0254291339	Trustee Sale TUTTLE CLARK	$136,446.95
3/3/2011 11:00 A.M.	10-43918-WF-NV	8/29/2003	WF GE 936	480 PALACE DRIVE, RENO, NV 89506 — At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	$128,976.00	0630005347	Trustee Sale KAISER WASHOE	$128,709.57
3/3/2011 10:00 A.M.	10-43919-WF-NV	9/7/2007	WF 708	8014 MATPORT DRIVE, LAS VEGAS, NV 89131 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$510,964.00	0172534513	Trustee Sale LEE CLARK	$320,100.00
3/3/2011	10-61582-LM-MO		U.S. Bank/Leader - Outsourcing	986 NORTHWYCK DR, LIBERTY, MO 64068		9002492067	Trustee Sale BAKER	$160,398.82
3/3/2011	10-51742-LM-LA		U.S. Bank/Leader - Outsourcing	7711 POITEVENT ST, NEW ORLEANS, LA 70127		9900215313	Trustee Sale MARTIN	
3/3/2011	10-52133-US-MO		U.S. Bank/Leader - Outsourcing	5011 N WINCHESTER AVE, KANSAS CITY, MO 64119		9902491715	Trustee Sale ANDERSON	
3/3/2011	10-52199-LM-MO		U.S. Bank/Leader - Outsourcing	10518 N CENTRAL ST, KANSAS CITY, MO 64156		9902490132	Trustee Sale WILLIAMS	$189,604.25

At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

Sale Date / Time	File No.	Date	Investor	Address / Location	Amount	Loan No.	Type / Name / County	Bid
'94 3/3/2011 10:00 A.M.	09-41385-WF-NV	1/7/2006	WF 708	1724 WANDERING WINDS WAY, LAS VEGAS, NV 89128 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$268,000.00	0253868474	Trustee Sale REMO CLARK	$297,436.98
3/3/2011 11:00 A.M.	09-43158-ASR-NV	12/21/2006	ASC 106	4365 CAMINO LINDO WAY, RENO, NV 89502 — At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501	$237,600.00	1127134817	Trustee Sale HERNANDEZ MALDONADO WASHOE	$107,950.00
'04 3/3/2011 10:00 A.M.	08-47773-WF-NV	3/7/2003	WF GE 936	680 COLUMBIA PIKE AVENUE, LAS VEGAS, NV 89183 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 — WF PREQUALIFY.	$114,552.00	0606983136	Trustee Sale TANNEHILL & STACEY L MCBRIDE CLARK	$125,673.55
3/3/2011 10:30 A.M.	10-01373-US-CA	1/3/2006	U.S. Bank Home Mortgage	1805 W POPLAR STREET, COMPTON, CA 90220 — At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	$315,000.00	6830011453	Trustee Sale CATCHINGS JR LOS ANGELES	$190,000.00 $342,749.92
3/3/2011 10:30 A.M.	10-01449-US-CA	12/8/2006	U.S. Bank Home Mortgage	2040 WEST AVENUE M, PALMDALE, CA 93551 — At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	$304,000.00	6003224648	Trustee Sale BAUTISTA LOS ANGELES	$120,000.00 $329,094.32
3/3/2011 2:00 P.M.	10-01799-NE-NV	2/20/2007	Nationstar Mortgage, LLC	1866 DIVOT ROAD, CARSON CITY, NV 89701 — At the front entrance to the County Courthouse, 885 East Musser, Carson City, NV	$373,750.00	0598604087	Trustee Sale NELSON CARSON CITY	$265,000.00
3/3/2011 10:00 A.M.	10-01971-US-CA	8/31/2006	U.S. Bank Home Mortgage - Outs	17165 WEST BERNARDO DR #104, SAN DIEGO, CA 92127 — At the South entrance to the County Courthouse, 220 West Broadway, San Diego, CA	$279,000.00	6912006975	Trustee Sale MADVAY SAN DIEGO	
3/3/2011 10:30 A.M.	10-02569-US-CA	7/31/2007	U.S. Bank Home Mortgage	12811 ARROYO LANE, NORWALK, CA 90650 — At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA	$182,000.00	6003233218	Trustee Sale MARTINEZ LOS ANGELES	$179,235.00
3/3/2011 9:30 A.M.	10-02725-US-CA	10/19/2007	U.S. Bank Home Mortgage	1983 DEL OUCH DRIVE, LINCOLN, CA 95648 — At the north entrance to the Bill Santucci Justice Center located at 10820 Justice Center Drive, Roseville, CA 95678	$368,000.00	6830008565	Trustee Sale WRIGHT PLACER	$260,260.00
3/3/2011 9:30 AM	10-02742-US-CA	1/16/2003	U.S. Bank Home Mortgage	825 LUCILE WAY, RIO LINDA, CA 95673 — At the east main entrance to the county courthouse, 720 9th Street, Sacramento, CA	$179,450.00	7884064265	Trustee Sale MOVSISYAN SACRAMENTO	$125,217.00
3/3/2011 10:00 A.M.	10-02746-US-NV	7/19/2006	U.S. Bank Home Mortgage	6038 MEADOW FALLS STREET, NORTH LAS VEGAS, NV 89086 — At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101	$358,334.00	6912014494	Trustee Sale HODORICH CLARK	$147,000.60
3/3/2011 10:00 A.M.	10-30898-SP-CA	2/14/2007	Fidelity National - SPS	340 EASTRIDGE DRIVE, SAN RAMON, CA 94582 — At the Court Street entrance to the County Courthouse, 725 Court Street (Corner of Main and Court Street), Martinez, CA	$404,211.00	0010744176	Trustee Sale HAWS CONTRA COSTA	$256,984.98 $420,204.10
3/3/2011 9:30 AM	10-20900-SP-CA	3/28/2006	Fidelity National - SPS	311 RIO DEL ORO LANE, SACRAMENTO, CA 95825 — At the east main entrance to the county courthouse, 720 9th Street, Sacramento, CA	$332,000.00	0010907087	Trustee Sale FORD SACRAMENTO	$318,143.58 $397,208.60
3/3/2011 10:00 A.M.	10-30246-FF-CA	8/17/2006	Fidelity - EMC	41985 VIA RENATE, TEMECULA, CA 92591	$304,000.00	0015885296	Trustee Sale FERGES	$380,127.23

4/6/2011 (3/4/2011) 10-42183-WFR-NV 4/6/2007 WF 708 $264,000.00 Trustee Sale
10:00 A.M. 3886 E RENO AVE, LAS VEGAS, NV 89120 0074381361 ZAVIS
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/7/2011 (3/4/2011) 10-30407-FF-NV 7/26/2007 Fidelity National - Wachovia $236,000.00 Trustee Sale
10:00 A.M. 6744 TYPAN ST, LAS VEGAS, NV 89130-7280 0046890152 ROCHA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/15/2011 (3/3/2011) 10-43562-WF-NV 10/30/2007 WF 708 $400,000.00 Trustee Sale
11:00 A.M. 383 SANGRE CIRCLE, RENO, NV 89511 0080472541 MANTZ
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

4/18/2011 (3/3/2011) 09-34109-FF-CA 10/10/2006 Fidelity - EMC $560,000.00 Trustee Sale
10:00 A.M. 1113 FLAMINGO AVENUE, EL CAJON, CA 92021 0018905382 TREJO
At the South entrance to the County Courthouse, 220 West Broadway, San Diego, CA SAN DIEGO

4/18/2011 (3/3/2011) 10-32230-EM-CA 3/5/2007 Fidelity - EMC $267,000.00 Trustee Sale
1:00 P.M. 8357 BLEUSS WAY, COBB, CA 95426 0023008582 KOSHNICK
At the front door to the Lake County Courthouse, 255 Forbes Street, Lakeport, CA LAKE

4/18/2011 (3/3/2011) 10-32876-EM-CA 8/10/2007 Fidelity - EMC $636,000.00 Trustee Sale
10:00 A.M. 1020 SUTTER CREEK LANE, SAN RAMON, CA 94583 0020817334 HAUSER
At the Court Street entrance to the County Courthouse, 725 Court Street (Corner of Main and Court Street), Martinez, CA CONTRA COSTA

4/18/2011 (3/3/2011) 10-42908-WF-NV 2/8/2007 WF 708 $334,583.00 Trustee Sale
10:00 A.M. 8307 BROWNS MOUNTAIN COURT, LAS VEGAS, NV 89131 0157994023 LAMBERT
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/25/2011 (3/3/2011) 10-43481-WF-NV 8/16/2007 WF 708 $252,000.00 Trustee Sale
10:00 A.M. 224 FRAPUCCINO AVENUE, NORTH LAS VEGAS, NV 89084 0078857042 SOLORZANO
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

5/3/2011 (3/3/2011) 10-01345-US-CA 4/27/2006 U.S. Bank Home Mortgage $296,000.00 Trustee Sale
10:00 A.M. 8976 LAWRENCE WELK DR #430, ESCONDIDO, CA 92026 7884291430 QUIMBY
At the South entrance to the County Courthouse, 220 West Broadway, San Diego, CA SAN DIEGO

5/3/2011 (3/3/2011) 10-32079-WA-NV 4/17/2008 Fidelity National - Wachovia $40,000.00 Trustee Sale
10:00 A.M. 826 IRON STIRRUP AVENUE, NORTH LAS VEGAS, NV 89081 0032082249 HA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

5/3/2011 (3/3/2011) 10-43492-WF-NV 1/23/2009 WF 708 $182,874.00 Trustee Sale
11:00 A.M. 1635 EMERALD PLACE, RENO, NV 89502 0211875489 FOWLER
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

5/4/2011 (3/4/2011) 08-41455-WFR-NV 8/18/2005 WF 708 $247,000.00 Trustee Sale
10:00 A.M. 2720 HOLMFAULT STREET, HENDERSON, NV 89044 0144251958 HESIA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

5/4/2011 (3/4/2011) 10-20616-SP-NV 10/30/2006 Fidelity National - SPS $231,200.00 Trustee Sale
10:00 A.M. 2951 SILVER SABER COURT, LAS VEGAS, NV 89129 0010395051 TEDESCO
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

5/4/2011 (3/4/2011) 10-20721-SP-CA 6/26/2006 Fidelity National - SPS $175,500.00 Trustee Sale
10:00 A.M. 1333 NORTH CABRILLO DRIVE, CHULA VISTA, CA 91910 0010466363 GONZALEZ GARCIA
At the South entrance to the County Courthouse, 220 West Broadway, San Diego, CA SAN DIEGO

4/5/2011 (3/3/2011) 10-20819-SP-CA 5/6/2005 Fidelity National - SPS $98,800.00 Trustee Sale
2:00 P.M. 804 GRANT STREET, CALEXICO, CA 92231 0011772781 CERVANTES
At the North entrance to the County Courthouse, 939 Main Street, El Centro, CA IMPERIAL

4/5/2011 (3/3/2011) 10-30396-FF-NV 8/17/2006 Fidelity National - Wachovia $230,000.00 Trustee Sale
11:00 A.M. 4080 SAN MARCOS LANE, RENO, NV 89502-5358 0043703248 ESTREITO
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

4/5/2011 (3/3/2011) 10-31850-EM-CA 2/9/2007 Fidelity - EMC $368,800.00 Trustee Sale
10:30 A.M. 2370 WILMA AVENUE, LOS ANGELES, CA 90040 0020910162 RODRIGUEZ
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA LOS ANGELES

4/5/2011 (3/3/2011) 10-31863-EM-CA 1/5/2005 Fidelity - EMC $647,500.00 Trustee Sale
10:30 A.M. 1351 SOUTH AVERILL AVE, SAN PEDRO, CA 90732 0011541539 AMALFITANO JR
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA LOS ANGELES

4/5/2011 (3/3/2011) 10-32360-EM-CA 10/27/2006 Fidelity - EMC $408,450.00 Trustee Sale
10:00 A.M. 6340 COSMOS STREET, CORONA, CA 92880 0016217881 STUART
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA RIVERSIDE

4/5/2011 (3/4/2011) 10-32674-WA-NV 2/22/2006 Fidelity National - Wachovia $274,720.00 Trustee Sale
11:00 A.M. 3401 LANDER ST, RENO, NV 89509-2667 0048210082 SWAINSTON
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

4/5/2011 (3/3/2011) 10-40178-WF-NV 5/17/2006 WF 708 $295,500.00 Trustee Sale
10:00 A.M. 9784 TAWNY GRIFFIN AVENUE, LAS VEGAS, NV 89139 0052960706 RICAFORT
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/5/2011 (3/3/2011) 10-40486-WF-NV 5/9/2008 WF 708 $292,460.00 Trustee Sale
10:00 A.M. 2649 RUE MONTPELLIER AVE, HENDERSON, NV 89044 0100790488 ARO
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/5/2011 (3/3/2011) 10-40574-WFR-NV 4/19/2005 WF 708 $376,920.00 Trustee Sale
11:00 A.M. 130 GREW DRIVE, RENO, NV 89511 0061929131 LAIR JR
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

4/5/2011 (3/3/2011) 10-40612-WFR-NV 8/1/2005 WF 708 $228,000.00 Trustee Sale
11:00 A.M. 801 TAHOE BLVD #3, INCLINE VILLAGE, NV 89451 0144485224 GARCIA
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

4/5/2011 (3/3/2011) 10-40670-ASR-NV 11/22/2005 ASC 106 $348,000.00 Trustee Sale
10:00 A.M. 2418 ALPINE MEADOWS AVENUE, HENDERSON, NV 89074 1220007237 SALAVICH
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/5/2011 (3/3/2011) 10-40742-WFR-NV 3/21/2006 WF 708 $265,200.00 Trustee Sale
10:00 A.M. 5300 JIM DENT WAY, LAS VEGAS, NV 89149 0063483018 LOFLAND
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/5/2011 (3/3/2011) 10-40813-WFR-NV 4/20/2006 WF 708 $200,001.00 Trustee Sale
10:00 A.M. 3930 SWENSON STREET UNIT 711, LAS VEGAS, NV 89119 0151646445 LAPPEGAARD
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101 CLARK

4/5/2011 (3/3/2011) 10-42166-WF-NV 8/14/2007 WF 708 $279,632.00 Trustee Sale
11:00 A.M. 7650 E KEY LARGO COURT, RENO, NV 89506 0206367815 EATON
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501 WASHOE

3/25/2011 (3/4/2011)	10-20635-SP-CA	9/14/2006	Fidelity National - SPS	$456,000.00	Trustee Sale
10:00am	646 CLAY WAY, RIPON, CA 95366			0011474277	ZIKA
At the East Weber Avenue entrance to the County Courthouse, 222 East Weber Avenue, Stockton, CA					SAN JOAQUIN
3/25/2011 (3/3/2011)	10-43539-WF-NV	6/19/2007	WF 708	$249,000.00	Trustee Sale
10:00 A.M.	1917 KIWI GROVE COURT, LAS VEGAS, NV 89142			0170584642	NJUGUNA
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK
3/31/2011 (3/3/2011)	10-21662-BU-CA	12/12/2006	Fidelity National - Bank Unite	$323,000.00	Trustee Sale
2:30 P.M.	412 CYPRESS AVENUE, VALLEJO, CA 94590			5119052	ECHEVARRIA
At the Santa Clara Street entrance to the City Hall, 555 Santa Clara Street, Vallejo, CA					SOLANO
4/4/2011 (3/3/2011)	08-21380-SP-CA	11/8/2006	Fidelity National - SPS	$481,853.00	Trustee Sale
12:00 P.M.	13835 HUMMINGBIRD WY, RANCHO CUCAMONGA, CA 91739			0010213676	PEREZ
At the North Arrowhead Avenue entrance to the County Courthouse, 351 North Arrowhead Avenue, San Bernardino, CA					SAN BERNARDINO
4/4/2011 (3/3/2011)	08-31947-FF-NV	5/20/2005	Fidelity National - BofA	$115,200.00	Trustee Sale
11:00 A.M.	1461 EAST PECKHAM LANE, #28, RENO, NV 89502			22604827	NAVARROZA
At the Virginia Street entrance to the Washoe County Courthouse, located at 75 Court Street, Reno, NV 89501					WASHOE
4/4/2011 (3/4/2011)	08-33796-FF-CA	3/19/2007	Fidelity - EMC	$556,000.00	Trustee Sale
10:30 A.M.	17159 SATICOY STREET, VAN NUYS, CA 91406			0022134316	MARTINEZ
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA					LOS ANGELES
4/4/2011 (3/4/2011)	09-36356-FF-CA	7/11/2005	Fidelity - EMC	$228,750.00	Trustee Sale
9:30 AM	565 U STREET, RIO LINDA, CA 95673			0014291980	GOLDEN
At the east main entrance to the county courthouse, 720 9th Street, Sacramento, CA					SACRAMENTO
4/4/2011 (3/4/2011)	10-02726-US-CA	7/6/2005	U.S. Bank Home Mortgage - Outs	$470,000.00	Trustee Sale
10:00 A.M.	144 PUTTER DRIVE, BRENTWOOD, CA 94513			0012004544	CARREIRA
At the Court Street entrance to the County Courthouse, 725 Court Street (Corner of Main and Court Street), Martinez, CA					CONTRA COSTA
4/4/2011 (3/4/2011)	10-20894-SP-CA	2/23/2006	Fidelity National - SPS	$251,000.00	Trustee Sale
10:30 A.M.	14413 FLYNN STREET, LA PUENTE, CA 91744			0009186866	HERRERA
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA					LOS ANGELES
4/4/2011 (3/3/2011)	10-20846-SP-ca	10/5/2006	Fidelity National - SPS	$237,000.00	Trustee Sale
10:30 A.M.	416 EAST 41ST STREET, LOS ANGELES, CA 90011			0010499392	BALDERRAMA
At the west side of the Los Angeles County Courthouse, directly facing Norwalk Blvd., 12720 Norwalk Blvd., Norwalk, CA					LOS ANGELES
4/4/2011 (3/4/2011)	10-30528-FF-NV	12/21/2006	Fidelity - EMC	$241,250.00	Trustee Sale
10:00 A.M.	10077 TENERIFE STREET, LAS VEGAS, NV 89178			0017530254	MARTINEZ
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK
4/4/2011 (3/4/2011)	10-30585-FF-NV	5/31/2007	Fidelity National - Wachovia	$304,500.00	Trustee Sale
10:00 A.M.	497 KOLSON CIR, LAS VEGAS, NV 89119-6536			0048006298	TOVAR
AT THE FRONT ENTRANCE TO THE NEVADA LEGAL NEWS 930 S. 4TH STREET, LAS VEGAS, NV 89101					CLARK
4/4/2011 (3/3/2011)	10-31827-EM-CA	12/6/2006	Fidelity - EMC	$332,125.00	Trustee Sale
10:00 A.M.	34230 BAJA CT, LAKE ELSINORE, CA 92532			0018010958	BERRY
At the Main Street entrance to the County Courthouse, 4050 Main Street, Riverside, CA					RIVERSIDE
4/4/2011 (3/3/2011)	10-40400-WF-NV	10/14/2006	WF 708	$154,374.00	Trustee Sale
10:00 A.M.	8432 FOXLYN AVE, LAS VEGAS, NV 89122			0210874347	FELTON
At the front entrance to the Nevada Legal News 930 S. 4th St., Las Vegas, NV 89101					CLARK

Page 23 redacted for the following reason:

- -

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

October 11, 2013

VIA EMAIL AND OVERNIGHT MAIL
Patrick Missud
91 San Juan Avenue
San Francisco, CA 94112

Dear Mr. Missud:

I am writing on behalf of Wells Fargo & Company (the "Company"), which received your stockholder proposal submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

The Proposal may contain a procedural deficiency, which SEC regulations require us to bring to your attention. Pursuant to your printing instructions in Section VII of the cover letter accompanying the Proposal, I understand that your Proposal consists of the "26 words" set forth in quotes under the heading "Proposal for Action." If this is incorrect, please clarify what you intend to be your Proposal. Please note that Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. If your Proposal includes Sections IV, V and VI of the cover letter as well as the "26 words" set forth under the heading "Proposal for Action," your Proposal exceeds 500 words. To remedy this defect, you must revise the Proposal so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. **Any response or other correspondence about the Proposal should be sent both to the Company and to me.** Please note that the Proposal was not sent to the correct Company address. As set forth in the proxy statement for the Company's 2013 Annual Meeting of Stockholders, stockholder proposal correspondence directed to the Company's President and CEO should be sent to 420 Montgomery Street, San Francisco, California 94104. Copies of such correspondence should be sent to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue, N.W., Washington, DC 20036 or by email at EIsing@gibsondunn.com. **Please be advised that transmitting any communications about the Proposal to Company employees via their Company email addresses will not constitute delivery to the Company.**

GIBSON DUNN

If you have any questions with respect to the foregoing, please contact me at (202) 955-8287. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Elizabeth A. Ising

Enclosures

101604834.5

From: pat missud
Sent: Friday, October 18, 2013 2:13 PM
To: meritsbriefs@supremecourt.gov; WHApdf@cand.uscourts.gov; nracrdf@nrahq.org; John.G.Stumpf@wellsfargo.com; Ising, Elizabeth A.; tbmontano@drhorton.com; sanfrancisco@sec.gov; dfw@sec.gov; CWpdf@cand.uscourts.gov; EMCpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; JCSpdf@cand.uscourts.gov; DMRpdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; nseats@aol.com; foiapa@sec.gov; hallr@sec.gov; LivorneseJ@SEC.GOV; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov
Cc: newstips@latimes.com; Scott.Glover@latimes.com; melanie.mason@latimes.com; matea.gold@latimes.com; Scott.Gold@latimes.com; jim.puzzanghera@latimes.com; Scott.Reckard@latimes.com; william.rempel@latimes.com; corina.knoll@latimes.com; paloma.esquivel@latimes.com; stein@huffingtonpost.com; scoop@huffingtonpost.com; dan.fitzpatrick@wsj.com; matea.gold@washpost.com; hsmith@reviewjournal.com; gretchen@nytimes.com; estanton@bloomberg.net; ryan.vlastelica@thomsonreuters.com; bwillis@bloomberg.net; national@nytimes.com; president@nytimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; francesco.guerrera@wsj.com; kris.maher@wsj.com; ryan.vlastelica.reuters.com@reuters.net; cmollenkamp7@gmail.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; michael.siconolfi@wsj.com; jess.bravin@wsj.com; Rob.Hunter@wsj.com; cpalmeri1@bloomberg.net; ben.fritz@wsj.com; epettersson@bloomberg.net; mhytha@bloomberg.net; snishimura@star-telegram.com; stevebrown@dallasnews.com; sdean@click2houston.com; wargo@lasvegassun.com
Subject: Re: Writ 12-8191 of Appeal 12-16602 Patrick Missud, I v. SEC, et al "Certiorari Denied (Screening/Motions Panel)"

Good afternoon all-

Media-
$226 Billion Well$ Fargo Bank got a little confu$ed regarding my $EC Proposal for Action that the $EC now has to decide. I hope that my attached reply clears things up a bit.

Big John-
If you have any questions just buy-off another $EC official.

$EC Agent$-
Wait for the pay-off.

Bill-
Is it too late for the DoIt$ to Grant Review of Writ 12-8191?

Thanks in advance, and much more later,
Pa ck Missud;

Engineer; very lowly attorney; and
18 USC§1513 Federal Informant;
31 USC §3279 Qui-Tam Relator;
CCP §1021.5 Private Attorney General.

----- Forwarded Message -----
From: "ca9_ecfnoticing@ca9.uscourts.gov" <ca9_ecfnoticing@ca9.uscourts.gov>
To: missudpat@yahoo.com
Sent: Thursday, May 9, 2013 12:32 PM
Subject: 12-16602 Patrick Missud, I v. SEC, et al "Certiorari Denied (Screening/Motions Panel)"

*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing.**

United States Court of Appeals for the Ninth Circuit

Notice of Docket Activity

The following transaction was entered on 05/09/2013 at 12:32:35 PM PDT and filed on 05/09/2013

Case Name: Patrick Missud, I v. SEC, et al

Case Number: 12-16602

Document(s): Document(s)

Docket Text:
The petition for writ of certiorari was denied on 04/15/2013. Supreme Court number 12-8191. [8622979] (RR)

Notice will be electronically mailed to:

Patrick Alexandre Missud, I
Ann Marie Reding, Assistant U.S. Attorney
USDC, Oakland

The following document(s) are associated with this transaction:
Document Description: Main Document
Original Filename: Circ9_20130415_12-16602_12-8191.pdf
Electronic Document Stamp:
[STAMP acecfStamp_ID=1106763461 [Date=05/09/2013] [FileNumber=8622979-0]
[304d2e92e15b9a4bd0cb9d566fc5ff125262fda6f1b7903de9f4c121f26f9d03b52f28b59bf784f53a
404ecb0c38c3f6233388adf09b8b15e0a848b762084820]]

Patrick Missud
Attorney at Law
4-Year Federal Informant
4-Year Qui-Tam Relator
WF Shareholder with Sufficient Share Ownership
$EC Rule 14(A)-8 Proponent
Engineer: BSME, MSCE, CSLB IE, GC #697370
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

October 18, 2013

Att'n: John $tumpf, CEO Wells Fargo Bank
c/o Corporate Counsel
420 Montgomery Street
San Francisco, CA, 94104

Gibson, Dunn and Crutcher LLP
c/o Elizabeth Ising
1050 Connecticut Avenue, N.W.
Washington DC, 20036

Re: SEC 14(A)-8 Proposal for Action for inclusion with WF's Proxy Statement
Via: E-mail: John.G.Stumpf@wellsfargo.com; Eising@gibsondunn.com; WF Attorneys & $EC Agents per the cc in the below September 27, 2013 letter; Wall Street, Syndicated Media, FBI, DOJ; by mail as above and to the $EC.

Attention WF Board of Directors, Corporate Counsel, and $EC Agents,

This letter addresses Wells Fargo's 'procedural deficiency' outlined in paragraph-2 of the October 11, 2013 missive authored by Gibson, Dunn, and Crutcher's Elizabeth Ising.

The Proposal is indeed just 26 words long. It's been high-lighted in money-green in the below September 27, 2013 letter to catch John $tumpf'$ and $EC Agent$' eye$. It is also reproduced herein to minimize confusion:

> "Resolved: That Wells Fargo will stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens."

John $tumpf and $EC Agents, please proceed with your respective 'no-action request,' and 18 USC §201 corrupt and §1962 RICO act$.

//
Thanks in advance,

Patrick Missud
Patrick Missud

Patrick Missud
Attorney at Law
Federal Informant
Qui-Tam Relator
WF Shareholder with Sufficient Share Ownership
$EC Rule 14(A)-8 Proponent
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

September 27, 2013

Att'n: John Stumpf, CEO Wells Fargo Bank
c/o Corporate Counsel
45 Fremont Street
San Francisco, CA, 94105

*** FISMA & OMB Memorandum M-07-16 ***

Re: SEC 14(A)-8 Proposal for Action for inclusion with WF's Proxy Statement
Via: E-mail: John.G.Stumpf@wellsfargo.com; WF Attorneys and $EC Agents per cc below: Wall Street. Syndicated Media. FBI. DOJ: and

*** FISMA & OMB Memorandum M-07-16 ***

Attention WF Board of Directors, Corporate Counsel, and $EC Agents,

I. INTRODUCTION

As a WF stockholder and under SEC Rule 14(A)-8, I submit the following facts and "Proposal for Action" for WF's next 2014 shareholder meeting.

II. SUFFICIENT SHARE OWNERSHIP

The attached or enclosed August 2013 Wells Fargo Advisors LLC investment statement at page 5 lists that I own 64 shares of WF since 12-2-2008, and which are currently worth over $2600. As such, I qualify for 14(A)-8 for publication. I'll keep these shares through WF's next shareholder meeting to maintain my status as a bona fide Proponent. Note if the SEC doesn't compel WF to publish based on a ruse of insufficient share ownership, then that will prove it$ complicity in and furtherance of WF'$ 18 USC §1962 Corporate Racketeering.

III. WELLS FARGO ADVISORS IS MY DTC PARTICIPANT

The attached or enclosed DTC Participant list includes Wells Fargo Advisors LLC as Participant #7360. You have my authority to verify my sufficient share ownership with your very own internal documents and database.

IV. FACTS

Public foreclosure records and court documents from Nevada evince that WF partnered with NYSE-traded D.R. Horton Inc. [DHI] as its "preferred lender" to originate loans throughout the state. Hundreds of these loans were predatory and led to foreclosures and family bankruptcies. See http://www.ndscorp.com/ and similar records at http://www.clarkcountynv.gov/depts/assessor/pages/recordsearch.aspx.

Nevada became the nation's foreclosure capitol due to predatory lending and mortgage fraud committed by builders like DHI, their affiliated loan origination subsidiaries like DHI Mortgage LLC [DHIM], and "preferred lenders/banks" like Wells Fargo. They all mis-stated buyer qualifications and then resold and/or guaranteed the predatory-fraudulent loans through Freddie, Fannie, and/or to Wall Street: http://www.vegasinc.com/news/2013/jul/10/while-banks-adapt-new-law-nevada-foreclosures-plun/

WF's preferred loan originator DHI-DHIM admitted in court pleadings and during shareholder conference calls that WF is its main partner in loan origination, and has been since at least the mortgage meltdown. See documents in case A551662 at: https://www.clarkcountycourts.us/Anonymous/CaseDetail.aspx?CaseID=6660968
Appeal A56502: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950
Appeal A60563: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

Additional discovery then uncovered that when the above information proving corporate predation of the masses in 27 states is presented to federal judges in the 9th District and Circuit Courts, said judge$ ignore all evidence to save the two $170+/- Billion corporations: billions in fines, disgorgeable RICO proceeds, and their respective Boards from federal investigations. Federal judge$ Chen, Ryu, Wilkin, Gould, Clifton, Bybee, Murguia, Leavy, Thomas, Alsup, and Kozinski are just a few of the high-court judge$ caught in 18 USC §201 Corruption by these two *Citizen$-United* Companie$.

V. WELLS FARGO'$ MYRIAD CRIMINAL ACTIVITIES

Numerous private, regulatory, and enforcement actions have named WF as having participated in illegal activities which include predatory lending, mortgage fraud, and fraud in the sale of mortgage backed securities:
http://www.ask.com/wiki/Wells_Fargo?o=2800&qsrc=999&ad=doubleDown&an=apn&ap=ask.com

In fact, WF is already on record committing federal crimes as they relate to its partner in crime DHI. Ninth District cases C:07-2625, 08-592, 09-2015, 10-235, 11-3567, 12-161; Circuit appeals 12-15658, 12-16602; and U.S. Supreme Court Writs 12-8191, 12-9412, 12-10006, all name DHI as a Defendant and/or detail DHI'$ crimes to FRCP Rule-9 heightened pleading standards within their pages.

WF, CEO $tumpf, and WF's corporate attorneys have repeatedly flaunted federal subpoenas for the production of documents including simple, routine letters regarding such mundane things as stock ownership verification. The AO-88 legal demands were registered in at least cases 3567 and 161; both appeals; and Writs 8191 (denied 4-15-13), and 9412 (in conference September 30th 2013, -just one business day from this mailing).

Not a $ingle $olitary 'judicially-immune' judge ha$ acknowledged that the two $170,000,000,000 corporations repeatedly flaunted valid, properly served, federal demand$ for $uper-$imple evidence which must be produced under law and constitution.

VI. THE EC' FURTHERANCE OF CORPORATE CRIMINAL ACTIVITIE$

The $EC ha$ likewi$e played "hear, $ee, and $peak no evil" concerning the two *Citizen$-United* 'people' $eeking to further their corporate RICO $cheme$ which include targeting 314,000,000 ordinary, but *real* flesh-and-blood ¢itizens for financial predation. The $EC is on record, and featured in Magistrate Judge Donna Ryu'$ C:12-161 violating: its own Rule 14(A)-8 three years in a row to conceal DHI-WF racketeering from the public; and twice flaunting FOIA, -the 1st time by not returning demanded documents for four year$.

Ryu did what 18 USC §201 Corrupt 'judically-immune' judge$ typically do. Namely ignore all prima-facie evidence damaging to corporations, in this case the EC' contribution to DHI-WF RICO schemes. Then Ryu'$ Circuit Court colleague$ Gould, Clifton and Bybee rubber stamped her decision to a$$i$t corporate predation of real people. Then finally on April 15, 2013, in the biggest disaster in American history, the U.S. Supreme Court'$ con$ervative majority denied review of Writ 12-8191 because it proved to criminal standards that the *Citizen$-United* corporations own all the courts up to, *and through*, the U.S. $upreme Court.

VII. PROPOSAL FOR ACTION

John $tumpf, Wells Fargo Attorneys, and $EC Agent$- *You will print*, or cause to be printed, the following 26 words in Wells Fargo's forthcoming Proxy Statement and for the upcoming shareholder meeting:

> "Resolved: That Wells Fargo will stop buying $EC official$ and judge$ to conceal it$ decade-long *Citizen$-United* corporate predation of real flesh-and-blood ¢itizens."

//

Thanks in advance,

Patrick Missud

Patrick Missud: Proponent-Shareholder with sufficient share ownership since 4 years; and Federal Informant & Qui-Tam Relator since 4 years.

Encl.: DTC List; Missud's WFA Account evincing $2600+ WF stock bought on 12-2-08; Nevada foreclosures listing the WF-DHI partner$-in-crime.

Cc: foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov, dennis.barghaan@usdoj.gov, Melanie.Proctor@usdoj.gov mike.heid@wellsfargo.com, jerald.banwart@wellsfargo.com, mary.coffin@wellsfargo.com, sharon.cecil@wellsfargo.com, todd.m.boothroyd@wellsfargo.com, BoardCommunications@wellsfargo.com, Richard.D.Levy@wellsfargo.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com, eric.mcluen2@wellsfargo.com,

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

July 10, 2013

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Re: SEC 14(A)-8 Proposal for Action for inclusion with DHI's Proxy Statement
Via: E-mail: tbmontano@drhorton.com, greener@sec.gov,
Wall Street, Syndicated Media, FBI, DOJ, Registered C:12-161 #191

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

I. As a DHI stockholder and under SEC Rule 14(A)-8, I submit the following facts and "Proposal for Action" at DHI's next 2014 shareholder meeting. Note that I've had sufficient share ownership for over four years to have prior Proposals published. Nevertheless both DHI and SEC feigned otherwise despite my submission of concrete proof before thousands of witnesses and DHI's own court-registration of my WellsTrade statements evincing the required minimum number of shares. Note that if the SEC again doesn't compel DHI'$ publication, it will have proven it$ complicity in and furtherance of DHI'$ 18 USC §1962 Corporate Racketeering.

II. DHI'$ 18 USC §1962 Corporate racketeering al$o includes §201 Official and Judicial Corruption:
(1) In Beaufort County South Carolina, Special Magistrate Coltrane sold to DHI two decisions which eliminated fundamental speech for two groups protesting DHI'$ bait and switch, construction defects, deceptive trade practices, & fraud [06-CP-07-1658; -2224];
(2) In Clark County Nevada, Discovery Commissioner Bulla lied *on record* feigning non-receipt of pleadings and concrete proof of DHI'$ predatory lending throughout Nevada [A551662, June 2, 2010 Transcript];
(3) Again in Nevada, on July 13, 2010 Presiding judge Gonzalez first locked media out of her public courtroom, then acknowledged FRE Rule-803 self-authenticated evidence - namely FTC and HUD records proving DHI'$ mortgage fraud on Freddie and Fannie, and finally lied about registering her order in $upport of DHI'$ criminal acts [Transcript];
(4) Then on July 20th, Gonzalez took: over 6 hours' audio-video recorded testimony; and accepted 1500 records coinciding with Transcript page 124, -each of which proving DHI'$ interstate racketeering orchestrated from Nevada where the corporation finds $afe haven to target the rest of the nation [A551662; July 20, 2010 Transcript];
(5) Nevada's Supreme Court ignored 5000 registered records in A551662, and twice more in Appeal$ A56502 and 60563, because doing otherwise would have proven that $9 Billion DHI re-*lie$* on 'judicially-immune' judge$ to di$mi$$ action$ which prove that it illegally bundle$ predatory loans to home sales to achieve immen$e wealth:

[http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 and http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728];
(6) San Francisco $uperior Court judge Giorgi ignored that: Bulla lied about getting 5 sets of pleadings –even the one tracked by confirmed USPS mail directly to her chambers; Gonzalez lied about registering her 7-13-10 order & flaunted three rounds of federal subpoenas for public records –including the 7-20-10 video evidence of her $coffing at the idea that DHI'$ money shouldn't buy ju$tice [CPF-10-510876];
(7) CA First District Court of Appeal's McGuiness, Jenkins, and Pollak who coordinated with Nevada's $upreme Court to di$mi$$ the two respective appeals on the exact same day 11-22-11, and in the exact same way, -a coincidence made especially unlikely when considering that NV's A56502 was pending a decision for over 10 month$ [enter <A131566> at http://appellatecases.courtinfo.ca.gov/search.cfm?dist=1];
(8) California's $upreme Court ignored 1-7 above to Deny Writ S198352 without offering any explanation what$oever, in another round of 'hear, $ee, and $peak no evil' [enter <S198352> at http://www.courts.ca.gov/supremecourt.htm];
(9) The $uperior Court'$ Kahn then ignored over 5000 FRE Rule-803 records registered in 6-8 above including: FTC, HUD, SEC, FBI and state agency records, -which must be accepted for the truth of their Content; said Content proving to criminal standards that DHI is this Country'$ most rabid predatory lender, and far worse than the much smaller: KB Homes, Ryland, and Beazer Home$ which were already federally-investigated and found liable for predatory lending and mortgage fraud throughout the nation: http://www.fbi.gov/charlotte/press-releases/2011/former-beazer-mortgage-loan-officer-charged-with-mortgage-fraud;
(10) CA First District Court of Appeal's McGuiness, Jenkins, and Pollak again ignored California Law and Denied Private Attorney General Missud's CCP §1021.5 Motion after ignoring the 5000 records they admitted existed, -but unlawfully didn't consider [enter <A135531> at http://appellatecases.courtinfo.ca.gov/search.cfm?dist=1];
(11) California's $upreme Court then re-ignored 9-10 above to Deny Writ S207619 without offering any explanation what$oever in more 'three monkey$' [enter <S207619> at http://www.courts.ca.gov/supremecourt.htm];
(12) The 9th District, N. California Division'$ judge Chen ignored 1-11 above, hi$ own Federal Rules of Evidence, and the fact that jurisdiction was found over DHI in California per judge Benitez' C:08-592 filed in the San Diego Division. Chen did thi$ to release DHI from $uit and $ave it billion$ in disgorgeable RICO proceed$ [C:11-3567, #110 Transcript wherein Chen know$ juri$diction exi$t$, yet di$mi$$e$ DHI from suit in hi$ Order #88 ba$ed in lack of juri$diction?!?];
(13) The same Division'$ judge Ryu ignored 1-11 above, her own Federal Rules of Evidence, and the FRE-803 prima-facie facts that the $EC: thrice-violated it$ own Rule 14(A)-8; and twice-flaunted the Freedom of Information Act, -the first time for 4 year$ to prevent exposure of DHI'$ ultra-vires act$ of antitrust tying predatory loans to home sales, -a practice made illegal ever since *U.S. Steel vs. Fortner Enterprises* (1969) http://supreme.justia.com/cases/federal/us/394/495/ [C:12-161];
(14) The 9th Circuit'$ Leavy, Thomas, and Murguia then ignored 1-12 above, their own FRE, FRCP, and over 5000 records cross-registered in C:11-3567 and C:12-161 to di$mi$$ appeal 12-15658 which by-then proved that over 3 dozen judge$ were corporate-bought by DHI in it$ de$perate effort$ to $ave it$elf from bankruptcy if ever its 27-state

predatory lending were exposed in any 'court of law;'
(15) The 9th Circuit'$ Gould, Clifton, and Bybee then ignored 1-13 above, their own FRE, FRCP, and over 5000 records cross-registered in C:11-3567 and C:12-161 to di$mi$$ appeal 12-16602 which by-then already proved that over 3 dozen judge$ and the $EC were corporate-bought by DHI in it$ de$perate effort$ to $ave it$ Board of Director$ from life-long pri$on $entence$ if ever their decade-long racketeering and financial predation of consumers were exposed in any 'court of law;'
(16) Then the penultimate U.S. Supreme Court ignored 1-15 above, the U.S. Constitution, and the Bill of Rights' Due Process, Equality, Privileges and Immunities, Fairness, Court Access clauses when it Denied Writ 12-8191 on April 15, 2013, which proved to beyond criminal standards that DHI in-great-part caused the $4 Trillion Mortgage Meltdown by buying the EC' non-feasance much like Bernie Madoff got it to look the other way while Harry Markopolos blew the whistle and exposed his Ponzi $cheme for over $even year$: http://www.youtube.com/watch?v=uw_Tgu0txS0;
(17) Know that the U.S. Supreme Court will again ignore 1-16 above, and Deny Review of Writ 12-9412 which is "In Conference" on September 30, 2013 because it prove$, with the Nevada $upreme Court'$ own document$ no le$$, that Nevada'$ $upreme Court is "juiced" by D.R. Horton Inc. to provide a safe haven from where it can financially destroy families from 26 states outside of Nevada [search <12-9412> at http://www.supremecourt.gov/docket/docket.aspx];
(18) Also understand that the U.S. Supreme Court will re-ignore 1-16 above to Deny Review of Writ 12-10006 which prove$ with: two Nevada; three California; and two Federal Court$' own document$ that judge$ in the 9th District are on DHI'$ payroll to ignore every scrap of evidence which proves beyond any shadow of doubt that it$ decade-long bu$ine$$ model created hundred$ of thouand of predatory lending victim$ who've succumbed to foreclosures and bankruptcies which caused the collapse of Bear-Stearns, Lehman Brothers, and the U.S. economy in November 2008. [search <12-10006> at http://www.supremecourt.gov/docket/docket.aspx].

Mr. Montano- You will print the following 22 words in the forthcoming Proxy Statement:

PROPOSAL FOR ACTION
"Resolved: That DHI will stop buying judge$ to conceal it$ decade-long Citizen$-United corporate predation of real flesh-and-blood ¢itizens."

Thanks in advance,

Patrick Missud
Patrick Missud: Proponent;
Shareholder with sufficient share ownership since 4 years; and
Federal Informant and Qui-Tam Relator for 4 years.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

May 16, 2012

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, greener@sec.gov,
Wall Street, Syndicated Media
Registered as docket #99 in 12-CV-161-DMR

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2013 shareholder meeting. Note that I have owned the sufficient number of shares for at least three years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will further prove the $EC's complicity in corporate racketeering. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 494 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is absolute proof that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges

similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon Landing development, the FBI discovered appraisal fraud to artificially boost home sales. The Southern California Wilson class action alleged extortive antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of others have also claimed the same: Betsinger (NV A503121, A50510), Bevers (09-cv-2015), Dodson (A07-ca-230), Moreno (08-cv-845), Missud (07-2625-SBA). Scores of cases have been filed in state and federal courts all alleging similar DHI Mortgage fraud, deceptive trade, and antitrust violations. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales, not to mention rampant construction defects.

The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same recounts of fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The ranking was slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints for case 07-CV-2625-SBA, wherein their participation in predatory lending was exhaustively detailed http://www.donaldtomnitzisacrook.info/Demand_on_Board.html . CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However, the truth is that at that time, all four of DHIM's Arizona offices were found originating significantly defective loans which have already cost taxpayers $2.5 million. All 20 of the audited loans were either in foreclosure or in serious financial distress requiring taxpayer bail-outs:
http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and
http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.: (1) Wells Trade Account evincing $3,270 of DHI stock as of 4-30-12, and which was purchased 12-2-08; and (2) prior letters regarding Proposals for Action.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 17, 2011

Securities and Exchange Commission
Burnett Plaza, Suite 1900
801 Cherry Street, Unit 18
Fort Worth, TX 76102

Re: Missud Proposal for Action for consideration at DHI's 2012 Annual Shareholder Meeting; and inclusion within DHI's proxy statement.
Via: oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, tbmontano@drhorton.com, eising@gibsondunn.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com
Certified: 7010 0290 0002 4928 7290

Good afternoon SEC agents Greene, Reedick, Maples, Kwon, Special Counsel Belliston, Chairwoman Shapiro, Ms. Ising and Messieurs Montano, Lynch and Strother,

As you all know, this year I again mailed my Proposal for Action to D R Horton's Montano for inclusion in DHI's forthcoming Annual Report, 10K, and proxy statement. The Proposal is reproduced below for convenience. The three reasons for inclusion of the Proposal are as follows.

A. Reasons for Compelling Publication

1. DHI has participated in ultra-vires acts. The Directors and shareholders need to vote to stop various illegal financial activities which are specifically damaging the Corporate 'Citizen's' reputation and bottom line, and shareholders' interests.
2. The second reason is that DHI's illegal financial activities are broadly impacting the US economy and its 308 million real flesh-and-blood citizens. Each non-performing predatory loan originated by DHI and fully owned subsidiary DHI Mortgage, must be 'bailed out' by American tax payers. This in turn lowers the expendable income that each real flesh-and-blood American family has to purchase new products such as D R Horton homes.
3. The third reason for inclusion is that overwhelming evidence has already been gathered which proves that DHI Executives have corrupted officials and judges in several states. Once this information is exposed, the Corporate 'Citizen's' reputation and bottom line will most certainly suffer very acute damage. Shareholders need reassurances from DHI's Board of Directors that they will lawfully conduct business per the Corporate Charter and Governance Documents.

B. The SEC's Recently Stepped-Up Efforts

The SEC has recently taken aggressive enforcement actions regarding various subprime loan and Wall Street fraud: http://www.sec.gov/spotlight/enf-actions-fc.shtml DHI has coincidentally also been very heavily involved in exactly these types of crimes for at least 8 years, possibly even precipitating the mortgage melt-down.

Also according to the SEC's website, enforcement protocols have been improved post-Madoff: http://www.sec.gov/spotlight/secpostmadoffreforms.htm Prior to Madoff, it was reported that the SEC would get tips about white collar crimes, and not act until it was too late to prevent massive shareholder losses. Hopefully now, the SEC will be more proactive to regulate DHI's corporate activities which have and will continue to severely and negatively impact $3.6 billion in issued stock.

C. Identical Wall Street Requests

Even CtW CEO William Patterson shares the same exact concerns that I do in that DHI should refrain from issuing predatory loans and selling fraudulent mortgages: http://www.ctwinvestmentgroup.com/fileadmin/group_files/CtW_Inv_Grp_to_DR_Horton_Board.pdf Note that Patterson's request was made in 2007. Since then, the SEC has done nothing to redress either Patterson's or my identical concerns.

D. Prior SEC No-Action Decisions

"No-action letters represent the staff's interpretations of the securities laws and, while persuasive, are not binding on the courts:" http://en.wikipedia.org/wiki/U.S._Securities_and_Exchange_Commission

In 2008, 2009, and 2010, I submitted formal Proposals similar to Patterson's. In 2008&9 DHI was permitted to exclude my Proposals because I did not have sufficient share ownership for the SEC to compel publication. Last year, I had sufficient share ownership for the required time for the SEC to compel publication but for some reason, the SEC did not enforce Rule 14A8.

This year, I have sufficient share ownership for the required amount of time which requires that the SEC compels publication. If the SEC refuses to compel publication of my very reasonable Proposal, which merely seeks that DHI participate only in legal acts under its corporate charter, I will seek redress in the federal courts.

Along with the racketeering suit voluntarily withdrawn in 2010 and subject to re-filing [10-cv-235-SI], and the currently active civil rights & corruption suit which will soon name DHI as an additional Defendant [11-cv-3567-DMR], I will file an SEC action in the Ninth Circuit naming Chairwoman Shapiro. The federal securities complaint, supporting declaration, and exhibits will first be published with syndicated media, and then registered in court. The action will eclipse the Madoff scandal.

E. Mr. Montano's Claimed Deficiencies

Montano's August 16, 2011 letter disingenuously claims that I haven't sufficient, continuous share ownership per 14A8(b). The accompanying Wells Fargo "brokerage Statement" is an official business record from Wells Fargo Advisors which is my "Broker" affiliated with Wells Fargo "Bank." Said Statement "verifies" that as of the "date of my current Proposal," the DHI shares were "continuously held for over one year."

Further, note that this letter was copied to Wells Fargo's legal department. Wells Fargo's Lynch and Strother have my authority to "verify" that I have sufficient, continuous share ownership per 14A8(b). You can contact them directly upon my behalf to further corroborate my entitlement to SEC compulsion of my ultra-reasonable lawful Proposal.

F. Conclusions

The draft of my securities complaint will be pro-actively readied within one week. If the SEC does not act to protect my interests, Mr. Patterson's interests, interests of the thousands of other DHI shareholders, 308 million Americans' interests, and uphold federal securities laws, the suit will be filed to showcase the favorable treatment that RICO operating corporations get from the supposed securities regulator. The SEC itself will be on trial.

Cordially,

Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102
Certified RR #7010 0290 0002 4928 7276

Mr. Montano,

This cover letter provides proof that I am a shareholder with sufficient share ownership for the required timeframe per SEC regulations. If you recall, the SEC did not compel printing last year because of your frivolous claims that I hadn't provided sufficient proof. Proof that I own over $2000 of DHI stock for over three years is available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/patrickmissud112108-14a8.pdf

Rule 14a-8(b)(1)

Requisite number of shares- According to my Wells Fargo brokerage account, I own over $2000 in DHI market value. The majority of the shares were purchased December 2, 2008. These shares must be held at least one year by the date I submit my proposal. I have submitted my proposal as of this date, and qualify for publication under 14a-8(b)(1).

Rule 14a-8(b)(2)

My intent is to be a lifelong DHI shareholder and hold the requisite number of shares to entitle me to submit proposals and protect shareholder interests indefinitely, inclusive of the 2012 Shareholders' meeting date.

Federal agents and DHI Board

Know that my Proposal merely requests that the DHI Board guarantee that DHI and its affiliates are neither participating in any ultra vires acts nor conducting business outside of state and federal laws. In light of the recent Ryland, KB, Hovnanian investigations, Beazer deferred prosecution, and the many other builders/affiliated lenders which have already been discovered illegally originating mortgages, the Missud Proposal is necessary to restore shareholders' confidence in DHI, and DHI Mortgage.

The Board's refusal to publicly commit to following state and federal laws will likely speak louder than if they ratify the Proposal on and for the record. There is already a very well established record of DHI Mortgage's criminal activities which are outlined

in the submitted Proposal and available on the web at www.drhortonfraud.com, and http://drhortonsjudges.com/ . These sites can be sponsored daily and achieve a minimum 2000 hits per day. Media and Wall Street will also receive notice of these documents and will be awaiting the SEC/DHI response. These entities will either ratify or ignore this simple Proposal which merely asks that DHI, DHI Mortgage and its officers not violate federal laws. Note that if these federal laws were violated by everyday non-millionaire individual American citizens, they would risk federal incarceration.

Lastly, either RICO 10-cv-235-SI already naming DHI will be revived, or public corruption suit 11-cv-3567-DMR will be amended to name DHI as the entity which has acted under color of law, and caused officials and public figures to defraud citizens in 29 market states. http://drhortonsjudges.com/ Damages sought will equal DHI's capitalization at the time that the amended complaint is filed, plus punitive damages. Donald Horton will also be personally named to satisfy the punitive damages portion of the demand. Both of these lawsuits are already supported with over 5000 exhibits. These are the most significant federal lawsuits that DHI has ever had to "vigorously defend." The multi-billion dollar suits will have to be mentioned in the DHI Annual Report's litigation caption. A rough draft of the civil rights suit against Nevada is also available at the above listed supersite for all of America to consider. The amended complaint will soon be available.

Cordially,

/S/ Patrick Missud

Patrick Missud, shareholder.
Encl.
Cc: Wall Street, Media, Federal and State Regulators

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 4, 2011

Att'n: Corporate Counsel, D.R. Horton Inc.
301 Commerce Street Suite 500
Fort Worth, TX, 76102

Re: Proposal for Action [Proposal]
Via: E-mail: tbmontano@drhorton.com, dennis.barghaan@usdoj.gov, greener@sec.gov, Wall Street, Select Media
Certified RR #7010 0290 0002 4928 7276

Attention DHI Board of Directors, Corporate Counsel, and Federal Agents,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for DHI's forthcoming 2012 shareholder meeting. Note that I have owned the sufficient number of shares for at least two years to submit this Proposal for publication in DHI's forthcoming Annual Report. Note that if the SEC does not compel DHI to publish, this will make the Madoff debacle seem minor. This DHI scandal has been 'gift wrapped and packaged' far better than Harry Markopoulos' expose of Bernie Madoff.

Mr. Montano- You will print the following 490 words in the forthcoming 10k:

PROPOSAL FOR ACTION

On July 1, 2009 the DOJ, HUD and SEC deferred prosecution against Beazer Homes which admitted to several fraudulent mortgage origination and accounting practices. BZH agreed to provide $50 million in restitution for consumers in and around North Carolina. Some of Beazer's mortgage fraud included interest rate manipulation, inflating home base prices to cover incentives, and lack of due diligence when completing stated income loans.

There is concrete evidence that DHI has engaged in even more egregious fraud but on a much larger nationwide scale. Under the Freedom of Information Act, hundreds of consumer complaints are available from the FTC and HUD regarding DHI's fraudulent nationwide mortgage origination in over 23 states. In Virginia's federal circuit, HUD submitted nearly 7700 administrative records showing that DHI and other builders violated RESPA laws [08-cv-01324]. In Georgia, the Yeatman class action alleges similar RESPA violations specific to DHI, [07-cv-81]. At DHI Virginia's Rippon

Landing development, the FBI discovered appraisal fraud to artificially boost home sales. The Southern California Wilson class action alleged extortive antitrust tying of DHI's mortgage services to home sales [08-cv-592]. Dozens of others have also claimed the same: Betsinger (NV A503121, A50510), Bevers (09-cv-2015), Dodson (A07-ca-230), Moreno (08-cv-845), Missud (07-2625-SBA). Scores of cases have been filed in state and federal courts all alleging similar DHI Mortgage fraud, deceptive trade, and antitrust violations. Publicly posted web sites also corroborate these findings with hundreds of consumer complaints dealing with DHI's fraudulent mortgage originations and illegal tying of DHI Mortgage's services to home sales, not to mention rampant construction defects.

The "consumeraffairs" website is already a top search result when merely searching for "D R Horton." Dozens of other consumer protections sites similarly and independently report the same recounts of fraudulent DHI mortgage origination. The last J D Power new home builder origination study rated DHI Mortgage with only 679 points out of 1000. The ranking was slightly better than Countrywide, one of DHI's "preferred lenders," and Ryland, two companies already found involved in rampant nationwide predatory lending and mortgage fraud.

Compounding these findings is that as early as June 2007, Chairman Horton and CEO Tomnitz each personally acknowledged receipt for summons and complaints, wherein their participation in predatory lending was exhaustively detailed http://www.donaldtomnitzisacrook.info/Demand_on_Board.html . CEO Tomnitz still materially misleads investors in claiming that DHI Mortgage "does an excellent job underwriting mortgages and the related risk associated with it..." [End 2d Qtr 2009 Earnings Conference Call]. However, the truth is that at that time, all four of DHIM's Arizona offices were found originating significantly defective loans which have already cost taxpayers $2.5 million. All 20 of the audited loans were either in foreclosure or in serious financial distress requiring taxpayer bail-outs: http://www.hud.gov/offices/oig/reports/files/ig1091009.pdf and http://www.liuna.org/Portals/0/docs/PressReleases/Report%20-%20Cruel%20Hope.pdf

Resolved: That DHI audit its subsidiary DHI Mortgage for compliance with ***all*** federal and state laws, and that the Board confirms ***for the record*** that DHI Mortgage conforms to the requirements contained within its own corporate governance documents.

Cordially,

/S/ Patrick Missud

____

Patrick Missud, shareholder.
Encl.

GIBSON DUNN

EXHIBIT B

From: pat missud <missudpat@yahoo.com>
Subject: Fw: Satisfaction of Federal Subpoena Re: Missud's Rule 14a-8 Sufficient Share Ownership
To: John.G.Stumpf@wellsfargo.com, mike.heid@wellsfargo.com, jerald.banwart@wellsfargo.com, mary.coffin@wellsfargo.com, sharon.cecil@wellsfargo.com, todd.m.boothroyd@wellsfargo.com, BoardCommunications@wellsfargo.com, Richard.D.Levy@wellsfargo.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com, eric.mcluen2@wellsfargo.com
Cc: foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov
Date: Thursday, August 23, 2012, 7:38 AM

Dear John-

I still haven't received my letter which only requires your two initials "J-S." If it's easier for you, simply reply to this email and affirm that I do in fact qualify for 14(a)-8 publishing (again) this year.

Thank$ in advance (for tanking the economy),
Pa ck

$EC Agents-

See how hard I'm trying to comply with new $EC $taff Bulletin 14F?

http://www.sec.gov/interps/legal/cfslb14f.htm

It$ ju$t like pulling teeth (and as de$igned).

$ay "hi" to $EC Chairwoman Mary $chapiro for me,
Pa ck

--- On **Tue, 8/21/12, pat missud** <*missudpat@yahoo.com*> wrote:

From: pat missud <missudpat@yahoo.com>
Subject: Satisfaction of Federal Subpoena Re: Missud's Rule 14a-8 Sufficient Share Ownership
To: John.G.Stumpf@wellsfargo.com, tbmontano@drhorton.com, eising@gibsondunn.com
Cc: mike.heid@wellsfargo.com, jerald.banwart@wellsfargo.com, mary.coffin@wellsfargo.com, sharon.cecil@wellsfargo.com, todd.m.boothroyd@wellsfargo.com, BoardCommunications@wellsfargo.com, Richard.D.Levy@wellsfargo.com, james.strother@wellsfargo.com, raymond.m.lynch@wellsfargo.com, eric.mcluen2@wellsfargo.com, jodou@wshblaw.com, rtodd@wshblaw.com, mroose@wshblaw.com, cgilbertson@wshblaw.com, LMarquez@wendel.com, GMRoss@wendel.com, vhoy@allenmatkins.com, mmazza@allenmatkins.com, jpatterson@allenmatkins.com, cpernicka@allenmatkins.com, cdawson@rdlaw.com, foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov
Date: Tuesday, August 21, 2012, 7:57 AM

Dear John-

Please find attached a simple Letter that only requires your initials at the signature line. Your financial partner Donald Horton and the $EC require confirmation that I own sufficient DHI shares for at least one year to satisfy $EC Rule 14(a)-8

et seq. for this year's publication. Last year the $EC found all sorts of reasons to exclude it from lawful printing.

You can sign the Letter or have one of your legal staff copied above take care of it. As authorized agents, their confirmation is just as good. You can either scan and email the signed Letter to the contacts provided above and below, or address it to the parties listed in the caption. The choice is yours. Bill me for the $tamp$.

Thanks very much in advance for your cooperation John,

Patrick Missud

--- On **Thu, 11/17/11, shareholderproposals <*shareholderproposals@SEC.GOV*>** wrote:

From: shareholderproposals <shareholderproposals@SEC.GOV>
Subject: Rule 14a-8 no-action response: D.R. Horton, Inc. / Patrick Missud
To: tbmontano@drhorton.com, missudpat@yahoo.com
Cc: "shareholderproposals" <shareholderproposals@SEC.GOV>
Date: Thursday, November 17, 2011, 8:21 AM

Please see the attached Rule 14a-8 no-action response. If you have any questions or are unable to open the attachment, please call the Office of Chief Counsel in the SEC's Division of Corporation Finance at (202) 551-3520.

GIBSON DUNN

EXHIBIT C

Issued by the
UNITED STATES DISTRICT COURT

Northern DISTRICT OF California- San Francisco Division

PATRICK MISSUD
V.
SAN FRANCISCO SUPERIOR COURT ET AL.

SUBPOENA IN A CIVIL CASE

Case Number:[1] 12-cv-3117-WHA; 12-15658 & 12-16602

TO: JOHN STUMPF; CEO WELLS FARGO BANK AND/OR CORPORATE COUNSEL AND/OR CUSTODIAN OF RECORDS

☐ YOU ARE COMMANDED to appear in the United States District court at the place, date, and time specified below to testify in the above case.

PLACE OF TESTIMONY	COURTROOM
	DATE AND TIME

☐ YOU ARE COMMANDED to appear at the place, date, and time specified below to testify at the taking of a deposition in the above case.

PLACE OF DEPOSITION	DATE AND TIME

☑ YOU ARE COMMANDED to produce and permit inspection and copying of the following documents or objects at the place, date, and time specified below (list documents or objects):

A WRITTEN STATEMENT OF SHARE OWNERSHIP AS DESCRIBED IN D R HORTON'S AUGUST 14, 2012 LETTER REGARDING THE MISSUD PROPOSAL FOR ACTION; COPY OF WHICH IS ATTACHED HERETO.

PLACE	DATE AND TIME
D R HORTON INC, 301 COMMERCE ST. #500, FT WORTH, TX, 76102; AND 91 SAN JUAN AVE SF, CA, 94112; AND BY EMAIL: MISSUDPAT@YAHOO.COM	8/27/2012 12:00 pm

☐ YOU ARE COMMANDED to permit inspection of the following premises at the date and time specified below.

PREMISES	DATE AND TIME

Any organization not a party to this suit that is subpoenaed for the taking of a deposition shall designate one or more officers, directors, or managing agents, or other persons who consent to testify on its behalf, and may set forth, for each person designated, the matters on which the person will testify. Federal Rules of Civil Procedure, 30(b)(6).

ISSUING OFFICER'S SIGNATURE AND TITLE (INDICATE IF ATTORNEY FOR PLAINTIFF OR DEFENDANT)	DATE
[signature] 18 USC§1513 FEDERAL INFORMANT & π	8/16/2012

ISSUING OFFICER'S NAME, ADDRESS AND PHONE NUMBER
PATRICK MISSUD, 91 SAN JUAN AVE, SF, CA, 94112; 415-845-5540

(See Rule 45, Federal Rules of Civil Procedure, Subdivisions (c), (d), and (e), on next page)

[1] If action is pending in district other than district of issuance, state district under case number.

AO88 (Rev. 12/06) Subpoena in a Civil Case

PROOF OF SERVICE

	DATE	PLACE
SERVED	8/16/2012	WELLS FARGO, 420 MONTGOMERY STREET, SF, CA, 94104

SERVED ON (PRINT NAME)	MANNER OF SERVICE
JOHN STUMPF	PERSONAL

SERVED BY (PRINT NAME)	TITLE

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Proof of Service is true and correct.

Executed on ______________________ ______________________

DATE SIGNATURE OF SERVER

____

ADDRESS OF SERVER

____

Rule 45, Federal Rules of Civil Procedure, Subdivisions (c), (d), and (e), as amended on December 1, 2006:

(c) PROTECTION OF PERSONS SUBJECT TO SUBPOENAS.

(1) A party or an attorney responsible for the issuance and service of a subpoena shall take reasonable steps to avoid imposing undue burden or expense on a person subject to that subpoena. The court on behalf of which the subpoena was issued shall enforce this duty and impose upon the party or attorney in breach of this duty an appropriate sanction, which may include, but is not limited to, lost earnings and a reasonable attorney's fee.

(2) (A) A person commanded to produce and permit inspection, copying, testing, or sampling of designated electronically stored information, books, papers, documents or tangible things, or inspection of premises need not appear in person at the place of production or inspection unless commanded to appear for deposition, hearing or trial.

(B) Subject to paragraph (d)(2) of this rule, a person commanded to produce and permit inspection, copying, testing, or sampling may, within 14 days after service of the subpoena or before the time specified for compliance if such time is less than 14 days after service, serve upon the party or attorney designated in the subpoena written objection to producing any or all of the designated materials or inspection of the premises — or to producing electronically stored information in the form or forms requested. If objection is made, the party serving the subpoena shall not be entitled to inspect, copy, test, or sample the materials or inspect the premises except pursuant to an order of the court by which the subpoena was issued. If objection has been made, the party serving the subpoena may, upon notice to the person commanded to produce, move at any time for an order to compel the production, inspection, copying, testing, or sampling. Such an order to compel shall protect any person who is not a party or an officer of a party from significant expense resulting from the inspection, copying, testing, or sampling commanded.

(3) (A) On timely motion, the court by which a subpoena was issued shall quash or modify the subpoena if it

(i) fails to allow reasonable time for compliance;

(ii) requires a person who is not a party or an officer of a party to travel to a place more than 100 miles from the place where that person resides, is employed or regularly transacts business in person, except that, subject to the provisions of clause (c)(3)(B)(iii) of this rule, such a person may in order to attend trial be commanded to travel from any such place within the state in which the trial is held;

(iii) requires disclosure of privileged or other protected matter and no exception or waiver applies; or

(iv) subjects a person to undue burden.

(B) If a subpoena

(i) requires disclosure of a trade secret or other confidential research, development, or commercial information, or

(ii) requires disclosure of an unretained expert's opinion or information not describing specific events or occurrences in dispute and resulting from the expert's study made not at the request of any party, or

(iii) requires a person who is not a party or an officer of a party to incur substantial expense to travel more than 100 miles to attend trial, the court may, to protect a person subject to or affected by the subpoena, quash or modify the subpoena or, if the party in whose behalf the subpoena is issued shows a substantial need for the testimony or material that cannot be otherwise met without undue hardship and assures that the person to whom the subpoena is addressed will be reasonably compensated, the court may order appearance or production only upon specified conditions.

(d) DUTIES IN RESPONDING TO SUBPOENA.

(1) (A) A person responding to a subpoena to produce documents shall produce them as they are kept in the usual course of business or shall organize and label them to correspond with the categories in the demand.

(B) If a subpoena does not specify the form or forms for producing electronically stored information, a person responding to a subpoena must produce the information in a form or forms in which the person ordinarily maintains it or in a form or forms that are reasonably usable.

(C) A person responding to a subpoena need not produce the same electronically stored information in more than one form.

(D) A person responding to a subpoena need not provide discovery of electronically stored information from sources that the person identifies as not reasonably accessible because of undue burden or cost. On motion to compel discovery or to quash, the person from whom discovery is sought must show that the information sought is not reasonably accessible because of undue burden or cost. If that showing is made, the court may nonetheless order discovery from such sources if the requesting party shows good cause, considering the limitations of Rule 26(b)(2)(C). The court may specify conditions for the discovery.

(2) (A) When information subject to a subpoena is withheld on a claim that it is privileged or subject to protection as trial-preparation materials, the claim shall be made expressly and shall be supported by a description of the nature of the documents, communications, or things not produced that is sufficient to enable the demanding party to contest the claim.

(B) If information is produced in response to a subpoena that is subject to a claim of privilege or of protection as trial-preparation material, the person making the claim may notify any party that received the information of the claim and the basis for it. After being notified, a party must promptly return, sequester, or destroy the specified information and any copies it has and may not use or disclose the information until the claim is resolved. A receiving party may promptly present the information to the court under seal for a determination of the claim. If the receiving party disclosed the information before being notified, it must take reasonable steps to retrieve it. The person who produced the information must preserve the information until the claim is resolved.

(e) CONTEMPT. Failure of any person without adequate excuse to obey a subpoena served upon that person may be deemed a contempt of the court from which the subpoena issued. An adequate cause for failure to obey exists when a subpoena purports to require a nonparty to attend or produce at a place not within the limits provided by clause (ii) of subparagraph (c)(3)(A).

18 USC §1962 (20 YEAR#)

GIBSON DUNN

EXHIBIT D

PATRICK MISSUD #219614
91 San Juan Ave.
San Francisco, CA, 94112
Attorney and Plaintiff
missudpat@yahoo.com

UNITED STATES DISTRICT COURT
SAN FRANCISCO DIVISION
UNLIMITED CIVIL JURISDICTION
CLASS ACTION
DEMAND FOR JURY TRIAL

PATRICK A. MISSUD,

vs.

SAN FRANCISCO SUPERIOR COURT; JUDGES PATRICK MAHONEY, ANDREW CHENG, HAROLD KAHN; CALIFORNIA FIRST DISTRICT COURT OF APPEAL; JUSTICES WILLIAM MCGUINESS, MARTIN JENKINS, STUART POLLAK; STATE BAR OF CALIFORNIA; COMMISSION ON JUDICIAL PERFORMANCE; DOES 1-200. Defendants.

12-CV-3117-WHA

AFFIDAVIT OF SERVICE OF: SUBPOENA FOR TESTIMONY ON WELLS FARGO BANK CEO JOHN STUMPF; AND COURTESY COPIES OF DOCKET PLEADINGS ON JUDGE ALSUP

Date: September 6, 2012
Time: 8:00AM
Dept: 19th Floor, Courtroom #8
Judge: William Alsup

---

i. I'm an 18 USC §1513 federal informant and California CCP §1021.5 private attorney general who already caught dozens of corrupt judge$ lying in official records.

ii. Only true and correct copies of exhibits are attached hereto.

1. Exhibit 1 displays USPS records proving the service of: 4¼ pounds of confirmed-mail documents to this Ninth District Court; two metered letters to Washington DC's $EC; and one certified letter to Wells Fargo's [WF] CEO John Stumpf at his corporate headquarters.

2. Exhibits 2 begin with the subpoena served on Stumpf requesting his testimony for the upcoming September 6, 2012 hearing. His testimony is required to prove that WF was indeed D. R. Horton Inc's [DHI] preferred lender, as the Fortune-500 company has repeatedly admitted during public shareholder conference calls; and that together they originated thousands of predatory loans which caused the nation's foreclosure crisis. If $tumpf pleads the 5th regarding his collusion with DHI, then he'll be alternatively asked to confirm that Missud does indeed own over $4000 of DHI stock for over 3 years which entitles Missud to $EC 14(a)-8 printing of his Proposal for Action in DHI's forthcoming Proxy Statement. That's innocuous enough! Missud only wants to be a good American and abide by all of the EC' Rules. One such Rule happens to be that Missud procure from "DTC Participant" Wells Fargo, the holder of Missud's shares, a super-simple confirmation regarding his DHI stock ownership.

The third document in the group is the EC' confirmation that it received Missud's August 28, 2012 8:06AM email which attached federal pleadings for case 12-cv-3117-WHA. Therein are additional copies of $tumpf'$ subpoena. The $EC knows what Missud is up to.

The remainder of the documents are a partial download of emails sent to 500+/- media contacts who can easily verify $tumpf'$ and the EC' receipt of the documents. The notices should also get both investigated for causing 313 million Americans' $4 Trillion in lo$$e$.

3. Exhibits 3 are a vey abridged compilation of official court documents. In each, judges are caught treasonously lying about non-receipt of documents because that$ what corrupt judge$ do for the Citizen$-United corporation$. Bulla feigned non-receipt of docs served five different ways; Gonzalez claimed non-receipt of a Motion to Tax even served on her by Nevada's Supreme Court; Cheng lied about pleadings he thrice received- twice by email once by tracked USPS; and Kahn is the last schmuck who didn't fathom that the other 200 contacts could debunk his childish lie.

4. Judge$ are pretty stupid so it's very easy to catch them in lie$ and criminal act$.

//

Pri$on for the traitor$,

Patrick Missud 8-29-12

Patrick Missud; Dated
USC Title 18 §1513 Federal Informant;

GIBSON DUNN

EXHIBIT E

From: pat missud mailto:missudpat@yahoo.com
Sent: Wednesday, July 10, 2013 1:08 PM
To: foiapa@sec.gov; hallr@sec.gov; LivorneseJ@SEC.GOV; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; dennis.barghaan@usdoj.gov; greener@sec.gov; Melanie.Proctor@usdoj.gov; eising@gibsondunn.com; Thomas B Montano; John.G.Stumpf@wellsfargo.com; mike.heid@wellsfargo.com; jerald.banwart@wellsfargo.com; mary.coffin@wellsfargo.com; sharon.cecil@wellsfargo.com; todd.m.boothroyd@wellsfargo.com; BoardCommunications@wellsfargo.com; Richard.D.Levy@wellsfargo.com; james.strother@wellsfargo.com; raymond.m.lynch@wellsfargo.com
Cc: josh.levin@citi.com; dan.oppenheim@credit-suisse.com; michael.rehaut@jpmorgan.com; david-i.goldberg@ubs.com; nishu.sood@db.com; megz_mcgrath@hotmail.com; rstevenson@peoplemanagement.org; steve.east@csfb.com; mross@bgbinc.com; gs-investor-relations@gs.com; Buck.Horne@RaymondJames.com; ivy@zelmanassociates.com; bberning@fppartners.com; chris.hussey@gs.com; joshua.pollard@gs.com; arjun.sharma@citi.com; jacqueline.merrell@gs.com; jason.a.marcus@jpmorgan.com; cbrian@tradethetrend.com; rob.hansen@db.com; jesse.arocho-cruz@db.com; jonathan.s.ellis@baml.com; kenneth_zener@keybanccm.com; jrahmani@kbw.com; rosteen@kbw.com; jay.chhatbar@baml.com; jonathan.s.ellis@baml.com; jason.a.marcus@jpmorgan.com; william.w.wong@jpmorgan.com; arjun.sharma@citi.com; kisha.rosario@jpmorgan.com; inquiries@guggenheimpartners.com; jane.wong1@baml.com; karen.frenza@gs.com; william.alexis@credit-suisse.com; michael.dahl@credit-suisse.com; kim@zelmanassociates.com; karen.frenza@gs.com; christina.c.lo@jpmorgan.com; angela.pruitt@dowjones.com; nick.vonklock@dowjones.com; george.stahl@dowjones.com; cbrian@mysmartrend.com; pchu@fnno.com; adam.rudiger@wellsfargo.com; jack.micenko@sig.com; jhymowitz@philadelphiafinancial.com; steven.bachman@rbccm.com; robert.wetenhall@rbccm.com
Subject: Missud's 14(A)-8 Proposal for Action for Inclusion in DHI'$ Proxy Statement

Good afternoon Mr. Montano, Ms. Ising, and $EC Agents-

Find attached and registered below my updated Proposal for Action for inclusion in DHI'$ forthcoming Proxy Statement. As you can see from the attached WellsTrade Account, I again have sufficient share ownership which entitles me to printing. Per the contents of the Proposal, I'm not redressing any personal grievances. I've amply demonstrated that DHI is involved in federal crimes including racketeering and corrupting state and federal judges to conceal its 27-state antitrust violations, predatory lending, and mortgage fraud.

Also please confirm with Well$ Fargo'$ John $tumpf that my DHI share ownership i$ again $ufficient thi$ year. He'$ al$o copied on thi$ me$$age along with hi$ legal coun$el (which I hope also knows criminal defense).

Thanks in advance and looking forward to getting you all indicted,
Pa ck Missud;
A four-year 18 USC §1513 Federal Informant.

----- Forwarded Message -----
From: "ECF-CAND@cand.uscourts.gov" <ECF-CAND@cand.uscourts.gov>
To: efiling@cand.uscourts.gov
Sent: Wednesday, July 10, 2013 10:43 AM
Subject: Activity in Case 4:12-cv-00161-DMR Missud v. State of Nevada et al Letter Brief

This is an automatic e-mail message generated by the CM/ECF system. Please DO NOT RESPOND to this e-mail because the mail box is unattended.
*****NOTE TO PUBLIC ACCESS USERS*** Judicial Conference of the United States policy permits attorneys of record and parties in a case (including pro se litigants) to receive one free electronic copy of all documents filed electronically, if receipt is required by law or directed by the filer. PACER access fees apply to all other users. To avoid later charges, download a copy of each document during this first viewing. However, if the referenced document is a transcript, the free copy and 30 page limit do not apply.**

U.S. District Court
California Northern District

Notice of Electronic Filing

The following transaction was entered by Missud, Patrick on 7/10/2013 at 10:43 AM and filed on 7/10/2013

Case Name: Missud v. State of Nevada et al
Case Number: 4:12-cv-00161-DMR
Filer: Patrick Alexandre Missud
WARNING: CASE CLOSED on 07/17/2012
Document Number: 191
Docket Text:
Letter Brief ***$EC 14(A)-8 PROPOSAL FOR ACTION FOR INCLUSION IN DHI'$ FORTHCOMING PROXY STATEMENT. IF THE $EC DOE$N'T COMPEL PRINTING, THEN HARRY MARKOPOLOS WAS ONLY HALF RIGHT- THE $EC DOE$N'T KNOW HOW TO REGULATE--- AND IT$ CORPORATE-BOUGHT NOT TO REGULATE*** filed byPatrick Alexandre Missud. (Attachments: # (1) Exhibit Coltrane'$ Judicial Corruption, # (2) Exhibit Bulla'$ Judicial Corruption, # (3) Exhibit Gonzalez' Judicial Corruption, # (4) Exhibit Gonzalez' ubequent Judicial Corruption, # (5) Exhibit Nevada $upreme Court'$ Judicial Corruption, # (6) Exhibit Giorgi'$ Judicial Corruption, # (7) Exhibit McGuine$$, Jenkin$, and Pollak'$ Judicial Corruption, # (8) Exhibit California $upreme Court'$ Judicial Corruption, # (9) Exhibit Kahn'$ Judicial Corruption, # (10) Exhibit Divi$ion III'$ Judicial Corruption (again), # (11) Exhibit California $upreme Court'$ Judicial Corruption (again), # (12) Exhibit Chen'$ Judicial Corruption in hi$ Order and in the Tran$cript, # (13) Exhibit Ryu'$ Judicial Corruption, # (14) Exhibit Leavy, Thoma$, and Murguia'$ Judicial Corruption, # (15) Exhibit Gould, Clifton, and Bybee'$ Judicial Corruption, # (16) Exhibit $COTU$' Judicial Corruption, # (17) Exhibit $COTU$' Future Judicial Corruption, # (18) Exhibit $COTU$' 5th Round of Forthcoming Judicial Corruption)(Missud, Patrick) (Filed on 7/10/2013)

4:12-cv-00161-DMR Notice has been electronically mailed to:

Ann Marie Reding annie.reding@usdoj.gov, bonny.wong@usdoj.gov

Patrick Alexandre Missud missudpat@yahoo.com

4:12-cv-00161-DMR Please see Local Rule 5-5; Notice has NOT been electronically mailed to:

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: PropForAct7-10-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-0]
[9a728a911f263d0a80c1f01deed4224f2cc862ed70e03446e53dcf7681384da300314
6e74614c433837ee383b85955e2013a978ebd469fc19e6fa06004fc7490]]

Document description: Exhibit Coltrane'$ Judicial Corruption
Original filename: Coltrane5.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-1]
[2fe47892f33ba43dadf0fb69e5ac4ddffda8fa323ebcc348cd6b00f34bea487f0fde7
a4eb19ab0e2d2f852808f96a7d778c4a3c75d5ea5a61c7ba743046fbfd8]]

Document description: Exhibit Bulla'$ Judicial Corruption
Original filename: Bulla's6-2-10CourtCvrUp.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-2]
[05343e04c6cb1190ba5241204017eea2b5d238ba4d09743f252bed9ee861d5eedf230
a0297df8384184af372e0c40919fb2810e1cf748e8c0d3d1fbfde9c1d8d]]

Document description: Exhibit Gonzalez' Judicial Corruption
Original filename: Gonzalez7-13-10_A551662.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-3]
[9275d1d0ce293baede45fced8fc17fca681ad9f61cae1e7eea4e1856fafc63671f0b8
df02b4bdf7d409514220ce87d39d79673ef54ce8bba7e4a86c56a061a2b]]

Document description: Exhibit Gonzalez' ubequent Judicial Corruption
Original filename: Gonzalez7-20-10_A551662Pg101-162.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-4]
[03c495e1eccaf6aeef344510d3da5b586ffb7e2d43811811b9ec327e386b8275744a4
2baa829f1e09709af314f8dc1f12fccbed42473a1608302b1f0a1ae9391]]

Document description: Exhibit Nevada $upreme Court'$ Judicial Corruption
Original filename:11-36104-11-22-12Ordr.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-5]
[288e325e64c511f9b294be1257d3d0d56f642fe1ceb573c242ee1efd0088a421ce1ca
f85bb6391cd9b4b444847dedd59f75d614123280ca6b67d0e7e30ea71cf]]

Document description: Exhibit Giorgi'$ Judicial Corruption
Original filename: Giorgi6-30-11_510876.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-6]
[a75ebd192bc3429740f597f7d0adce11e43c808729c64670b18d2ceb60a8cd4d15e72
a2025768e721c3fab494c17aa95ef5f67863a7190bcbcbe6145a3fce4cf]]

Document description: Exhibit McGuine$$, Jenkin$, and Pollak'$ Judicial Corruption

Original filename:A131566_11-22-11.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-7]
[5ea0e3f1302b704ceb952c69194b90e5da29448d0fc83d0b91e40028f7ebf9ed61c7d
004d369fbd34752fd17fdb67093260bf2f5c20c4d696788392dc7c183f2]]
Document description: Exhibit California $upreme Court'$ Judicial Corruption
Original filename:S198352.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-8]
[64324d2de36049d626059625b41038353b49ecd29e7fc3d30f5a8329a912384b10ff1
8be9a90f590456e19cccb9010d04672d9dd79bacb13aa8c418f92bc3855]]
Document description: Exhibit Kahn'$ Judicial Corruption
Original filename: Kahn_6-4-12_510876.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-9]
[2731cd81363422fb4487bb9d49b648746b4c568df0a5f44f71b6488d9fbf780f2c5e3
ee1fdcbde46f200bb7700606d5006e695be5c372ab9b83bcd8f4f48a9b6]]
Document description: Exhibit Divi$ion III'$ Judicial Corruption (again)
Original filename: Affirm-N$C-DIV3-SCOTUS_11-28-12.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-10]
[0c50918c5ee640051c3ba6381b14bb58f328eaeff13772b338a60bbfeadd940c9014
a82494b7c5c31e7fd75c7502364a4ca3672310cabb8d02910f4b092eea75]]
Document description: Exhibit California $upreme Court'$ Judicial Corruption (again)
Original filename:$207619_Denied_1-30-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-11]
[0e07980d690361e4678e8d4e7aa14bc2bc3a15e08bbc6576a97af9a52e9ab9aa154d
7afeb9861bfce457c84bacad9444f83e46a83f9ab9a78a3b2bc368f60d49]]
Document description: Exhibit Chen'$ Judicial Corruption in hi$ Order and in the Tran$cript
Original filename: Judicial_Corporate_RICO_Chen.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-12]
[2c1cee9aaccd4574d529687ea42d6ad4fe4d4615a6472929be433cabdf3f1f749f0f
580cb8f06a30b7782d8c0ebdd1c6f4801a697d81fe50688b51c13f04a05b]]
Document description: Exhibit Ryu'$ Judicial Corruption
Original filename: Dkt79_161_ORDERTODISMISS.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-13]
[b217a2abb4d41bed428d801d2d4d2e58c413cd1fe80e4cedd0e91509cd4b87971b18
e565fdaa55dbe6a82ac2aab92937f9249ddead25b80fe8059071a71641ba]]
Document description: Exhibit Leavy, Thoma$, and Murguia'$ Judicial Corruption
Original filename:12-15658_Dkt41_AFFIRM_5-21-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-14]
[0c02a09836f48cce1c236826019e0a95dbcea9b590dc61736cfc00d4c3dde244c119

535b7db955f0135106e34df2fe67482e429885aec0a6b30014c94f9cdd5e]]
Document description: Exhibit Gould, Clifton, and Bybee'$ Judicial Corruption
Original filename:16602_10-15-12_ORDER.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-15]
[4488d971473c6a476d0768a69b498a31bc25641b08a60a65a6b27f19f1a43a5041c3
43478f4f14ab1f3377aefd2471535fb9349cac5803f244ab779e6b6dc46b]]
Document description: Exhibit $COTU$' Judicial Corruption
Original filename:$COTU$_sold-out-America_4-15-13.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-16]
[89cfa81b44f09c5be88a73ed21a9b71f5f58343643af839d8087cf52f64ae176d5ae
5dff874c2fa40ff933cfb884688f06787e6d7258175f7c78d6d6355bb104]]
Document description: Exhibit $COTU$' Future Judicial Corruption
Original filename:9412_6-12-13_V-6.PDF
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-17]
[715a53b83d7e492d3913db16319daf1bdecc972b577f53760f1b96b4f93ec472c233
e4356b899aef057ab14d2be42e9eb4a877adbec929703b11867997c7318b]]
Document description: Exhibit $COTU$' 5th Round of Forthcoming Judicial Corruption
Original filename: Scotus_WritS207619_4-25-13PM.pdf
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=7/10/2013] [FileNumber=9783444-18]
[543e74d5c8caa5446f4231ea8c57e983c2f4fb3040e181637cf5250f4b4cfa805985
f177279049893c8b2d1740b091302fe905ebdf13ce6334a07130b620fddc]]

GIBSON DUNN

EXHIBIT F

----- Forwarded Message -----
From: pat missud <missudpat@yahoo.com>
To: "meritsbriefs@supremecourt.gov" <meritsbriefs@supremecourt.gov>; "WHApdf@cand.uscourts.gov" <WHApdf@cand.uscourts.gov>; "EMCpdf@cand.uscourts.gov" <EMCpdf@cand.uscourts.gov>; "SBApdf@cand.uscourts.gov" <SBApdf@cand.uscourts.gov>; "JCSpdf@cand.uscourts.gov" <JCSpdf@cand.uscourts.gov>; "DMRpdf@cand.uscourts.gov" <DMRpdf@cand.uscourts.gov>; "PJHpdf@cand.uscourts.gov" <PJHpdf@cand.uscourts.gov>; "richardfine@richardfinelaw.com" <richardfine@richardfinelaw.com>; "san.francisco@ic.fbi.gov" <san.francisco@ic.fbi.gov>; "AskDOJ@usdoj.gov" <AskDOJ@usdoj.gov>; "annie.reding@usdoj.gov" <annie.reding@usdoj.gov>; "bonny.wong@usdoj.gov" <bonny.wong@usdoj.gov>; "Attorney.General@state.mn.us" <Attorney.General@state.mn.us>; "duncan.carling@sfgov.org" <duncan.carling@sfgov.org>; "dorothy.silver@sfgov.org" <dorothy.silver@sfgov.org>; "cityattorney@sfgov.org" <cityattorney@sfgov.org>; "troy.overton@doj.ca.gov" <troy.overton@doj.ca.gov>; "joan.randolph@doj.ca.gov" <joan.randolph@doj.ca.gov>; "First.District@jud.ca.gov" <First.District@jud.ca.gov>; "Imelda.Santos@jud.ca.gov" <Imelda.Santos@jud.ca.gov>; "stacy.wheeler@jud.ca.gov" <stacy.wheeler@jud.ca.gov>; "mery.chang@jud.ca.gov" <mery.chang@jud.ca.gov>; "beth.robbins@jud.ca.gov" <beth.robbins@jud.ca.gov>; "Evelyn.Ho@jud.ca.gov" <Evelyn.Ho@jud.ca.gov>; "info@judicialwatch.org" <info@judicialwatch.org>; "HALT@HALT.org" <HALT@HALT.org>; "admin@consumerwatchdog.org" <admin@consumerwatchdog.org>; "info@fairarbitrationnow.org" <info@fairarbitrationnow.org>; "editor@consumer-action.org" <editor@consumer-action.org>; "texaswatch@texaswatch.org" <texaswatch@texaswatch.org>; "nseats@aol.com" <nseats@aol.com>; "azieve@citizen.org" <azieve@citizen.org>; "darkush@citizen.org" <darkush@citizen.org>; "afleming@citizen.org" <afleming@citizen.org>; "info@unpac.org" <info@unpac.org>; "jahmad@sbcglobal.net" <jahmad@sbcglobal.net>
Cc: "foiapa@sec.gov" <foiapa@sec.gov>; "hallr@sec.gov" <hallr@sec.gov>; "LivorneseJ@SEC.GOV" <LivorneseJ@SEC.GOV>; "oig@sec.gov" <oig@sec.gov>; "sanfrancisco@sec.gov" <sanfrancisco@sec.gov>; "dfw@sec.gov" <dfw@sec.gov>; "greener@sec.gov" <greener@sec.gov>; "annie.reding@usdoj.gov" <annie.reding@usdoj.gov>; "bonny.wong@usdoj.gov" <bonny.wong@usdoj.gov>; "dennis.barghaan@usdoj.gov" <dennis.barghaan@usdoj.gov>; "Melanie.Proctor@usdoj.gov" <Melanie.Proctor@usdoj.gov>; "John.G.Stumpf@wellsfargo.com" <John.G.Stumpf@wellsfargo.com>; "mike.heid@wellsfargo.com" <mike.heid@wellsfargo.com>; "jerald.banwart@wellsfargo.com" <jerald.banwart@wellsfargo.com>; "mary.coffin@wellsfargo.com" <mary.coffin@wellsfargo.com>; "sharon.cecil@wellsfargo.com" <sharon.cecil@wellsfargo.com>; "todd.m.boothroyd@wellsfargo.com" <todd.m.boothroyd@wellsfargo.com>; "BoardCommunications@wellsfargo.com" <BoardCommunications@wellsfargo.com>; "Richard.D.Levy@wellsfargo.com" <Richard.D.Levy@wellsfargo.com>; "james.strother@wellsfargo.com" <james.strother@wellsfargo.com>; "raymond.m.lynch@wellsfargo.com" <raymond.m.lynch@wellsfargo.com>; "eric.mcluen2@wellsfargo.com" <eric.mcluen2@wellsfargo.com>
Sent: Thursday, August 8, 2013 8:23 AM
Subject: Re: Recent Development$ in RICO Writ 12-9412

Good morning $EC Agents, John $tumpf, Media, Bill, and way too-many corrupt judge$-

Media-
Find attached more dodging by Well$ Fargo, D.R. Horton'$ [DHI] partner in multi-billion-dollar crime. WF doe$n't want to produce a letter saying that I've owned over $2000 of DHI stock for over 4 years, but in$tead claim$ that the $imple letter is overbroad, would impose an undue burden, and might divulge confidential information. Well$-Fargo then notifie$ me that perhaps we can arrange "a mutually beneficial solution" to bury their multi-billion-dollar fraud on the U.S. Government; and finally warn me they might levy fees under the FRCP so that I go away and their racketeering can be concealed.

$EC Agents-
Your Staff Legal Bulletin 14F isn't working. I've already asked Johnny $tumpf and his attorneys nicely, and even subpoenaed them multiple times for the basic document you require. It almost eem a$ if the $EC erected a barrier to conceal multi-billion-dollar Fortune-500 crime$, multi-TRILLION-dollar fraud on the U.S. Government [2008 Mortgage Meltdown], and consumer predation by the *Citizen$-United*?

Johnny $tumpf-
I'm asking you nicely- yet again. Please see the attached and fulfill the Subpoena's request for proof of my sufficient share ownership regarding my current $EC 14(A)-8 Proposal for Action.

Bill-
Tell the Fab-Five Muther Fukerz that its probably up to them because $tumpf does$n't want to go to pri$on. They should sign the blank AO-88 subpoena and serve it on John $tumpf, or his battery of attorneys, so that they can Produce the document that the $EC need$. After Production: $calia can 'out' the $EC as corporate-bought; Alito can prove that District judge Ryu wa$ bought by D.R. Horton Inc.; Robert$ can admit that Circuit judge$ Gould, Clifton, and Bybee were bought to cover-up for Ryu; Kennedy can admit that *Citizen$-United* was a really bad decision that allow$ corporation$ to buy ju$tice; and Thoma$ can grant Review of Writ 12-9412 which is in Conference on September 30th, and proves that D.R. Horton Inc. and preferred predatory lender John $tumpf targeted thousands of Nevadans for financial predation, and 'juiced' Nevada'$ $upreme Court to ignore the fleecing$ which caused Nevada to become the world's foreclosure capitol.

Thanks much,
Pa ck
FI, QTR, PAG



Wells Fargo Bank, N.A.
Subpoena Processing Chandler
PO Box 29728 S3928-020
Phoenix, AZ 85038
480-724-2000

July 29, 2013

PATRICK MISSUD
PATRICK MISSUD
91 SAN JUAN AVE
SAN FRANCISCO, CA 94112

Case #: C12161DMR

*** FISMA & OMB Memorandum M-07-16 ***

Dear PATRICK MISSUD

The subpoena referenced above was received on 7/24/2013, and assigned to me for response.

Pursuant to Rule 45(c)(2)(B) of the Federal Rules of Civil Procedure, Wells Fargo objects to production, inspection or copying of these documents on the grounds that the scope to the subpoena is overly broad and imposes an undue burden on Wells Fargo. In addition, any responsive documents may contain confidential and/or proprietary information.

Wells Fargo is unable to produce the documents requested by 7/26/2013 . Wells Fargo is willing to discuss a mutually satisfactory solution to this problem but felt it necessary to preserve its right in the event that this issue cannot be otherwise mutually resolved.

Please also be advised that Wells Fargo exercises its right to reimbursement under the Federal Rules of Civil Procedure.

If you have questions, please call us at 480-724-2000.

Sincerely,

Subpoena Department
Legal Order Processing

WELLS FARGO BANK, N.A.
COMPLEX SUBPOENA TEAM
45 FREMONT STREET, 26TH FLOOR
MAC A0194-268
SAN FRANCISCO, CA 94105

August 2, 2013

Patrick Missud
91 San Juan Avenue
San Francisco, CA 94112

RE: Patrick Missud v. SEC Mary Shapiro, D.R. Horton Inc.
Case no. C:12-161-DMR

Dear Mr. Missud:

We are in receipt of the attached subpoena dated July 22, 2013. Our research indicates the matter bearing this case number was dismissed on July 17, 2012. As such, the subpoena is ineffective to compel the production of documents and no further response will be forthcoming.

Very truly yours,

Complex Subpoena Team

Encls

6880118

AO 88B (Rev. 06/09) Subpoena to Produce Documents, Information, or Objects or to Permit Inspection of Premises in a Civil Action

UNITED STATES DISTRICT COURT

for the

Northern District of California

07-29-13 P01:01 IN

PATRICK MISSUD
Plaintiff
v.
SEC, MARY SCHAPIRO, D.R. HORTON INC.
Defendant

Civil Action No. C:12-161-DMR

(If the action is pending in another district, state where: SCOTUS Writs 12-8191, 12-9412)

SUBPOENA TO PRODUCE DOCUMENTS, INFORMATION, OR OBJECTS OR TO PERMIT INSPECTION OF PREMISES IN A CIVIL ACTION

To: JOHN STUMPF, CEO WELLS FARGO BANK

☑ *Production:* **YOU ARE COMMANDED** to produce at the time, date, and place set forth below the following documents, electronically stored information, or objects, and permit their inspection, copying, testing, or sampling of the material: "WRITTEN STATEMENT" PER D.R. HORTON'S JULY 19, 2013 LETTER PAGE 2, PARAGRAPH 1; COPY OF WHICH IS ENCLOSED AND REGISTERED IN RICO ACTION C:12-161-DMR ON THIS DATE. ALSO SEE ENCLOSED "ATTACHMENT TO A0-88"

Place: D.R. Horton Tower, 301 Commerce St, Ste. 500, Fort Worth TX, 76102; and SEC, 100 F St. N.E., Washington DC, 20549-0213	Date and Time: 07/26/2013 9:00 am

☐ *Inspection of Premises:* **YOU ARE COMMANDED** to permit entry onto the designated premises, land, or other property possessed or controlled by you at the time, date, and location set forth below, so that the requesting party may inspect, measure, survey, photograph, test, or sample the property or any designated object or operation on it.

Place:	Date and Time:

The provisions of Fed. R. Civ. P. 45(c), relating to your protection as a person subject to a subpoena, and Rule 45 (d) and (e), relating to your duty to respond to this subpoena and the potential consequences of not doing so, are attached.

Date: 07/22/2013

CLERK OF COURT

____
Signature of Clerk or Deputy Clerk

OR

[signature], 18 USC 1513
Attorney's signature

The name, address, e-mail, and telephone number of the attorney representing *(name of party)* PATRICK MISSUD, who issues or requests this subpoena, are:

91 SAN JUAN AVE, SF CA 94112, missudpat@yahoo.com, 415-845-5540

GIBSON DUNN

EXHIBIT G

Attachment to AO-88

Exigent Circumstances for Statement Production:

The D.R. Horton Corporation and $ecurities and Exchange Commi$$ion immediately require your "Statement" that I: Patrick Missud; Federal Informant; Qui-Tam Relator; and 14(A)-8 Proponent, have sufficient DHI share ownership during the required time for inclusion of my Proposal for Action with DHI'$ 2014 Proxy Statement.

Good Cause for Statement Production:

For the past three years, the $EC violated it$ own $EC Rule 14(A)-8 and FOIA demands to conceal DHI'$ 27-state RICO scheme$ which include antitrust bundling of mortgage services to home sales, bait-and-switch predatory lending, and billion-dollar. mortgage fraud on Freddie, Fannie, HUD, Department of Agriculture and other federal agencies. Shareholders and the public need to be protected from NYSE-traded DHI'$ ultra-vires act$ performed outside its corporate charter, and in violation of laws.

Materiality and Relevance of the Statement's Production:

Statement production will cause the $EC to compel DHI'$ publication of Missud's lawful, factual, informative, and reasonable Proposal. Alternatively, failure to produce will prove that John $tumpf flaunt$ federal subpoenas for simple Statements. The Proposal's publication will properly inform shareholders of the facts behind DHI'$ illegal bu$ine$$ model, and protect the public from DHI'$ financial predation. In contrast, the $EC's failure to compel DHI'$ publication will expose that 'regulator' as Fortune-500 corporate-bought to ignore ultra-vires financial crimes like DHI'$, *and Bernie-Madoff'$* -who for seven years got the $EC to cover for him although Harry Markopolos proved his Ponzi scheme to criminal standards.

Production, or failure to produce the $tatement, will also prove that the 9th District's judge Ryu wa$ *Citizen$-United* corporate-bought to ignore that the $EC thrice-violated it$ own rule$ and flaunted 2 Freedom of Information Act demands, the 1st for four years to promote DHI'$ corporate crimes targeting the ma$$e$ [C:12-161-DMR].

Production, or failure to produce the $tatement, will further prove that the 9th Circuit'$ Gould, Clifton, and Bybee were *Citizen$-United* corporate-bought to ignore that the $EC thrice-violated it$ own rule$ and flaunted the Freedom of Information Act for 4 years to further DHI'$ corporate crimes targeting the ma$$e$ [Appeal 12-16602].

Production, or failure to produce the $tatement, will additionally prove that the United States Supreme Court'$ Alito, $calia, Robert$, Kennedy, and Thoma$ were *Citizen$-United* corporate-bought to ignore that the $EC thrice-violated it$ own rule$ and twice-flaunted the Freedom of Information Act to further 'Citizen' DHI'$ corporate crimes targeting lowly flesh-and-blood ¢itizens [SCOTUS Writ 12-8191].

Statement Production for a Current U.S. Supreme Court Writ for Certiorari:

On September 30, 2013 Writ 12-9412 will be in Conference. It proves to beyond criminal standards that DHI routinely buy$ judge$ like Chen, Ryu, Gould, Clifton, Bybee, and in fact bought the entire Nevada $upreme Court [N$C] to conceal its multi-billion dollar racketeering scheme$ made po$$ible by the N$C which provide$ DHI a $afe haven from where to launch financial attacks on ¢onsumers in 26 other states.

By buying $ingle, $olitary, 'judicially-immune' judge$, the DHI corporation can thereby $teal billion$ of dollar$ from millions of real, non-corporate people. In other word$, by buying a dozen $upposedly 'judicially-immune' judge$, millions of people can be fleeced with predatory, defaulting loans which will ultimately be paid for by U.S. taxpayers. Ju$t a dozen judge$ and a dozen corporate oligarch$ i$ all it take$ to de$troy America's economy.

Production of the ultra-simple Statement, -which can be written in just minutes, attached as a PDF, and then sent to the following email account$: missudpat@yahoo.com, tbmontano@drhoroton.com, foiapa@sec.gov, hallr@sec.gov, LivorneseJ@SEC.GOV, oig@sec.gov, sanfrancisco@sec.gov, dfw@sec.gov, greener@sec.gov, annie.reding@usdoj.gov, bonny.wong@usdoj.gov, dennis.barghaan@usdoj.gov, greener@sec.gov, will expose state and federal judiciaries as corporate-bought all the way up to the U.S. Supreme Court'$ *Citizen$-United* con$ervative$.

Service of the Produced Statement on the Parties to the Action:

Produce the required Statement to DHI (per its own request), $EC (per $EC Rule$), and Proponent Missud (per Missud's request) by the Subpoena's due date: July 26, 2013. Missud will then distribute the Statement nationwide via syndicated media and to law enforcement including Eric Schneiderman, Elizabeth Warren, Eric Holder, Jack Smith, and Richard Cordray. We will then monitor the $EC for compliance with it$ own Rule$.

However, if the Subpoena is contemptuously flaunted by CEO $tumpf of Well$ Fargo Bank, -D.R. Horton's "preferred lender," then that fact will be made crystal-clear to 314,000,000 non-*Citizen$-United*, ¢itizens who were abandoned by the $EC and each corrupt federal court all the way up to $COTU$, -which purpo$efully allow$ fake corporate 'people' to financially prey on real flesh-and-blood people.

Thanks in advance.

Patrick Missud

Patrick Missud 7-22-2013

GIBSON DUNN

EXHIBIT H

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, November 27, 2013 12:44 PM
To: John.G.Stumpf@wellsfargo.com; meritsbriefs@supremecourt.gov; foiapa@sec.gov; VilardoM@sec.gov; IngramJ@sec.gov; hallr@sec.gov; LivorneseJ@SEC.GOV; oig@sec.gov; sanfrancisco@sec.gov; dfw@sec.gov; greener@sec.gov; JCSpdf@cand.uscourts.gov; WHApdf@cand.uscourts.gov; CWpdf@cand.uscourts.gov; EMCpdf@cand.uscourts.gov; DMRpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; joann.remke@calbar.ca.gov; judith.epstein@calbar.ca.gov; catherine.purcell@calbar.ca.gov; nracrdf@nrahq.org; Ising, Elizabeth A.; tbmontano@drhorton.com; sanfrancisco@sec.gov; dfw@sec.gov; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; nseats@aol.com
Cc: newstips@latimes.com; Scott.Glover@latimes.com; melanie.mason@latimes.com; matea.gold@latimes.com; Scott.Gold@latimes.com; jim.puzzanghera@latimes.com; Scott.Reckard@latimes.com; william.rempel@latimes.com; corina.knoll@latimes.com; paloma.esquivel@latimes.com; stein@huffingtonpost.com; scoop@huffingtonpost.com; dan.fitzpatrick@wsj.com; matea.gold@washpost.com; hsmith@reviewjournal.com; gretchen@nytimes.com; estanton@bloomberg.net; ryan.vlastelica@thomsonreuters.com; bwillis@bloomberg.net; national@nytimes.com; president@nytimes.com; publisher@nytimes.com; readers@forbes.com; realestate@nytimes.com; ruth.simon@wsj.com; francesco.guerrera@wsj.com; kris.maher@wsj.com; ryan.vlastelica.reuters.com@reuters.net; cmollenkamp7@gmail.com; liz.rappaport@wsj.com; robin.sidel@wsj.com; Aaron.Lucchetti@wsj.com; contact-editorial@seekingalpha.com; jess.bravin@wsj.com; constance.mitchell-ford@wsj.com; peter.grant@wsj.com; Rick.Brooks@wsj.com; eamon2@bloomberg.net; michael.siconolfi@wsj.com; jess.bravin@wsj.com; Rob.Hunter@wsj.com; ben.fritz@wsj.com; epettersson@bloomberg.net; mhytha@bloomberg.net; stevebrown@dallasnews.com; wargo@lasvegassun.com
Subject: Re: Writ$ 12-8191; 9th Circuit 13-73927; and SEC looking at Morgan Stanley, Citigroup over foreign hiring

Good morning again All-

Media-

My itinerary's been re-scheduled so this morning's punch list changed slightly, -be patient. Regarding the below, i$n't thi$ rich: "the SEC, which is looking at whether the banks breached laws relating to foreign bribery..."

Are you kidding!!! The $EC is in on the crime$. They routinely allow the bank$ and other corporate $pecial intere$t$ to rape the ma$$e$. They do this because because federal judge are *Citizen$-United* corporate-bought and they all know they can get away with nearly destroying our economy.

Johnny $tumpf-

Will you plea$e provide the $EC with an an$wer regarding my $EC 14A-8 Proposal for Action which i$ attached hereto.

$EC Agents-

Will you also give Johhny $tumpf a free pa$$ to rape the ma$$e$ a$ you already did on November 1st, with hi$ partner-in-crime Donny Horton?

Judge$ Ryu, Gould, Clifton and Bybee-
$top $elling your order$ to Johnny and Donny. Don't forget that *Missud v. $EC* is already filed with the 9th Circuit $ince November 12th, and it need$ your anwer- ie: a court ruling.

Bill-
Tell Bobby, Tommy, Tony, Antony, and Clarence to $top $elling the Country off to the Koch Brother$ as they already did in *Missud v. $EC*, -Writ 12-8191 that every media outlet from coast to coast already has.

$etting-up you dumb-phuk$ is way too easy,
Pa ck
18 USC§1513 Federal Informant;
31 USC §3279 Qui-Tam Relator;
CCP §1021.5 Private Attorney General.

----- Forwarded Message -----
From: Seeking Alpha <account@seekingalpha.com>
To: missudpat@yahoo.com
Sent: Wednesday, November 27, 2013 4:03 AM
Subject: C: SEC looking at Morgan Stanley, Citigroup over foreign hiring

SEC looking at Morgan Stanley, Citigroup over foreign hiring • 7:02 AM

- Morgan Stanley (MS) and Citigroup (C) have reportedly received requests for information about their overseas hiring practices from the SEC, which is looking at whether the banks breached laws relating to foreign bribery by recruiting the family members of the well-connected in order to win business.
- The DOJ is also probing Morgan Stanley over the issue.
- Both firms join JPMorgan in being scrutinized, with the latter under criminal and civil investigations.

Read comments
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GIBSON DUNN

EXHIBIT I

From: pat missud [mailto:missudpat@yahoo.com]
Sent: Wednesday, November 27, 2013 11:46 AM
To: John.G.Stumpf@wellsfargo.com; meritsbriefs@supremecourt.gov; JCSpdf@cand.uscourts.gov; WHApdf@cand.uscourts.gov; CWpdf@cand.uscourts.gov; EMCpdf@cand.uscourts.gov; DMRpdf@cand.uscourts.gov; SBApdf@cand.uscourts.gov; PJHpdf@cand.uscourts.gov; joann.remke@calbar.ca.gov; judith.epstein@calbar.ca.gov; catherine.purcell@calbar.ca.gov; nracrdf@nrahq.org; Ising, Elizabeth A.; tbmontano@drhorton.com; sanfrancisco@sec.gov; dfw@sec.gov; san.francisco@ic.fbi.gov; AskDOJ@usdoj.gov; annie.reding@usdoj.gov; bonny.wong@usdoj.gov; Attorney.General@state.mn.us; duncan.carling@sfgov.org; dorothy.silver@sfgov.org; cityattorney@sfgov.org; troy.overton@doj.ca.gov; joan.randolph@doj.ca.gov; First.District@jud.ca.gov; Imelda.Santos@jud.ca.gov; stacy.wheeler@jud.ca.gov; mery.chang@jud.ca.gov; beth.robbins@jud.ca.gov; Evelyn.Ho@jud.ca.gov; azieve@citizen.org; darkush@citizen.org; afleming@citizen.org; nseats@aol.com
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Subject: Re: Writ$ 12-8191, 13-5888; and Additional legal tab for banks could exceed $100B

Good morning John $tumpf-

If you're not too busy defending your Mortgage Fraud per the below, can you make sure that your agents not interfere with my interbank transfer (attached) so that I can bankroll several $COTU$ more Writ$ like 12-8191, 9412, 10006; 13-5888, ... which prove(d) to criminal standards that your bank partnered with the D.R. Horton Corporation to practice mortgage fraud on the US government as per the below?

----- Forwarded Message -----
From: Seeking Alpha <account@seekingalpha.com>
To: missudpat@yahoo.com
Sent: Wednesday, November 27, 2013 6:23 AM
Subject: C: Additional legal tab for banks could exceed $100B

Additional legal tab for banks could exceed $100B • 9:22 AM

- "Mortgage-related litigation has recently gotten a second wind and has expanded beyond investor claims," says S&P, now estimating legal tab for U.S. banks could be another $56.5B-$104B. The good news is banks have gotten ahead of even these crazy numbers by boosting litigation reserves to nearly $155B.
- The bad news would be if Bank of America's (BAC) $8.5B mortgage settlement with private parties gets tossed out by a federal judge (see Article 77 hearing coverage), the

litigation losses could "escalate significantly ... the ability of US banks with the largest exposures to withstand additional expenses **is not unlimited**."

- C, WFC, MS, JPM, and GS declined to comment for the story.
- From the Department of Legal Issues Are Going Nowhere: The Federal Home Loan Bank of Pittsburgh - claiming its losses of more than $1B are not covered by the JPMorgan global settlement - asks a judge to force JPM to turn over the draft complain from the DOJ which includes the name of a bank employee described as a cooperating witness for the government.
- Related ETFs: FAS, XLF, FAZ, UYG, VFH, IYF, SEF, IAI, IYG, FXO, PFI, KBWB, KCE, FINU, RWW, RYF, PSCF, FNCL, FINZ, KBWC

Read comments
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GIBSON DUNN

EXHIBIT J

No. 12-9412

IN THE SUPREME COURT OF THE UNITED STATES

PATRICK A MISSUD
Petitioner
vs.
D. R. HORTON INC., DHI MORTGAGE, ET AL.
Respondents

ON PETITION FOR A WRIT FOR CERTIORARI TO AND REGARDING NEVADA SUPREME COURT APPEAL A60563

PETITION FOR WRIT FOR CERTIORARI

Patrick Missud
91 San Juan Ave
San Francisco, CA, 94112
415-845-5540 phone
415-584-7251 fax
missudpat@yahoo.com
Pro-Se Attorney;
18 USC§1513 Federal Informant; and
Cal. CCP§1021.5 Private Attorney General.

QUESTIONS PRESENTED

1. Is it proper for the Nevada Supreme Court [NSC] to close an appeal before ruling on a timely, properly-filed Motion identifying six ways in which the issue presented was indeed appealable contrary to their prior ruling dismissing the appeal based on "non-reviewability?"
2. Is it appropriate for Nevada's highest court to ignore over 5000 records already registered in the lower court and a related appeal which prove to criminal standards that one of Nevada's corporate citizens: financially preys on Nevada's real flesh-and-blood citizens by forcing them into predatory loans; and then commits bank fraud when those federally-backed, mischaracterized high-risk loans default after sold to Freddie Mac, and Fannie Mae?
3. Is it wise that the NSC promulgates rules and manages Nevada's Foreclosure Mediation Program, when it's already on record concealing predatory lending and bank fraud which made Nevada the foreclosure capitol of America?
4. Is it sage that Nevada's Supreme Court is in charge of Nevada's Foreclosure Mediation Program, when considering its violations of NRAP 3A(b), 8, & 10; Judicial Canon 2.3; NRS 1.235 & 41.660; and state and federal due process, equal protections, fairness, court access, and privileges and immuneities to name but a few, to favor $9,000,000,000 D.R. Horton Inc. and affiliate DHI Mortgage, its fully-owned predatory loan originator?

5. Is it correct that Nevada's Supreme Court, which makes decisions impacting 2,600,000 Nevadans, favor$ D.R. Horton Inc. in every case, and at every turn, despite the concrete proof in FTC, HUD, FBI, and SEC records that the Fortune-500 company already targeted over 80 Nevada families for financial fraud and predatory loans as specifically pled to FRCP Rule 9 standards per the records already permanently and publicly filed in: Nevada appeals A56502, A60563; Ninth District 10-cv-235-SI, 11-cv-3567-EMC, 12-cv-161-DMR; Ninth Circuit 12-15658, 12-16602; this very U.S. Supreme Court which already "Denied Review" of 12-8191; will conference to consider Writ 12-10006; is hereby Petitioned to review this Writ; and will also be Petitioned to review 12-15658 & -17622, both also relating to Fortune-500 DHI's 27-state, 18 USC §201 Corruption and §1962 Racketeering?

LIST OF PARTIES

All parties do not appear in the caption of the case on the cover page. Underlying appeal A60563 spawned a dozen other directly or tangentially related actions. These are detailed below and supported with documents already permanently registered in respective courts and dockets. The abridged list of Defendants-Respondents to the proceeding in the court whose judgment is the subject of this petition is as follows: Clark County Nevada A551662- Nevada Division of Mortgage Lending Deputy Commissioner Susan

Eckhardt, Discovery Commissioner Bonnie Bulla, Presiding Judge Elizabeth Gonzalez; Nevada Supreme Court A56502, A60563- Justices Saitta, Hardesty, Gibbons, Douglas, Pickering, Parraguire, Cherry; San Francisco Superior Court CPF-10-510876- Judges Giorgi, Alvarado, Kahn; California First District Court of Appeal Division III A-131566, 135015, 135531- Justices Jenkins, Pollak, McGuiness; California Supreme Court S198352, S205522- Chief Justice Cantil-Sakauye and the remaining En Banc Court; 9th District C:07-2625, 10-235, 11-3567, 12-161, 12-3117, 12-5468- Judges Armstrong, Illston, Chen, Ryu, Alsup; 9th Circuit 12-15371, 12-15658, 12-16602, 12-17622, 13-15357- Justices Wardlaw, Reinhardt, Bea, Gould, Clifton, Bybee, Thomas, Murguia, Leavy, Graber, Pregerson, Trott, Paez, & Kozinski.

RULE 29.6 CORPORATE DISCLOSURE STATEMENT AND CERTIFICATE OF INTERESTED ENTITIES

"D.R. Horton Inc." [DHI] and its fully owned subsidiary, affiliated-lender, and ultra-ego "DHI Mortgage Ltd." are a unitary NYSE publicly traded corporation with $9,000,000,000+/- tied up in 321+/- million shares of stock [6-2013 capitalization]. Just like with the now defunct Enron Corporation, once the public learns of DHI's unauthorized ultra-vires acts including Sherman and Clayton Act antitrust and RESPA, TILA and EOCA violations; consumer extortion; predatory lending; and Mortgage and

Bank Fraud to name but a few crimes, all shareholder equity will be lost. Further, thousands of additional consumers in 27 states will have succumbed to the DHI's continuing financial predation, with each additional loan illegally bundled with a home sale.

As such, 27 states' Departments of Justice, Washington D.C.'s Public Corruption Unit, Federal Bureau of Investigation, Judicial Watch, Public Citizen, ACLU, consumer protection agencies, DHI shareholders, former DHI victims, 314 million potential US citizens who might become DHI's next targets, Freddie Mac, Fannie Mae, HUD, NLRB, every taxpayer who subsidizes DHI's predatory defaulting loans, *and who've already provided $700 Billion in TARP funds,* are interested parties to this Petition for Certiorari and Immediate Injunctive Relief to prevent Nevada's $upreme Court from i$$uing any further corrupt, *Citizen$-United,* corporate-favoring rulings in that state.

TABLE OF CONTENTS

INDEX OF APPENDICES

All the orders, rulings, transcripts and other evidence listed below are also registered in PACER, in racketeering case C:11-3567 #165. They're also cross-referenced in a variety of other cases and dockets. For instance, transcripts in support of "105 Ways of Proving Bi-State Corporate Corruption of Nevada and California's Judiciaries" are also filed in -3567 #'s 80,81,86. Other transcripts for hearings held in Clark County Nevada and San Francisco are forever dedicated in C:12-161 #85; related 9th Circuit 12-16602; and SCOTUS Writ 12-8191 which details how virtually any Fortune-500 Corporation or regulated entity can buy the $EC to ignore RICO or Madoff-style Ponzi $cheme$.

Cross registration in multiple PACER cases, and dissemination to syndicated media and state and federal A.G.'s, was required because some state (and even federal) courts don't provide complete public access to all Documents. Therefore Documents filed in state cases and appeals were also concurrently registered in PACER to provide complete government and judicial transparency.

As an example of how the 9th District Court "internally" loses an 18 USC §201 official/judicial corruption case and "mistakenly" re-opens it as an "insurance" claim so that no one can find it, plea$e $ee former case 12-cv-5306-EDL, -which was then shanghaied and assigned 12-mc-80246-WHA, -which was then re-re-assigned 12-cv-5468-EMC, and quickly di$mi$$ed because it proved judicial

corruption to criminal standards [5468, #'s 6,11,70]. Former judge$ turned incarcerated felon$ Conahan and Ciavarella look like choir boy$ compared to this bunch of misfit$.

Now through PACER, 314 million Americans also have access to the very same documents that this Court will consider if GRANTING Petition for Review regarding any of the dozen inter-related cases and appeals, from two states, and which are filed in eight jurisdictions for maximum effect, exposure, transparency, and outing of the judiciary.

As a prelude, the N$C is ranked as the Country's 8th most beholden state supreme court which owes favors to the *Citizen$-United* corporate special interests which bankroll judicial election$: http://www.lvrj.com/news/nevada-ranks-8th-in-supreme-court-election-fundraising-100747864.html .

If this $ituation sounds a lot like *Caperton v. A.T. Massey Coal Company*, that's because it's pretty much the same. DHI bought Presiding Judge Gonzalez and the N$C to get favorable rulings in the exact same way that Massey bought Appellate Judge Benjamin to reverse a non-biased, neutral jury's $50 million verdict. However, the difference is that DHI will lose Billion$ if ever word get$ out that it practiced predatory lending throughout Nevada *and the nation* for at least a decade: http://www.scotusblog.com/case-files/cases/caperton-v-a-t-massey-coal-company-inc-et-al/ .

If this corporate corruption of government sounds familiar, that's because it's just like what the minority feared of in *Citizens-United v. FEC.* The 4 progressives warned the 5 con$ervative$ that money has a corro$ive effect on the three branches of government. Corporations headed by the likes of the Kochs, -Heritage Foundation founders and friends to Clarence Thomas and Antonin Scalia, nearly bought the Presidency and already bought Nevada's (and California's, and 9th District & Circuit) court$: http://www.scotusblog.com/case-files/cases/citizens-united-v-federal-election-commission/

Now let$ $ee what else corporate money buy$ the$e day$.....

APPENDIX A1 reproduces the first of many N$C order$, which are also publicly docketed at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 [appeal A60563] and related http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 [appeal A56502]. The July 25, 2012 Order states that the appealed issue is "unauthorized" by NRAP 3A(b) [60563 docket #12-23369]. That was convenient since the N$C didn't have to review the 5000 records already registered in the lower court, and which included over 600 FRE-803 hearsay-exempt federal records proving corporate-judicial racketeering, all of which they already ignored in prior-related appeal A56502.

APPENDIX A2 is Missud's July 30, 2012 Request for Reconsideration. Therein he lists the 6 ways in

which the *issue is indeed appealable* under NRAP 3A(b)- the N$C's very own cited law [#12-24032]. Why would the N$C's magnificent $even fraudulently claim non-reviewability?

APPENDIX A3 is the N$C's October 31, 2012 order denying rehearing based on NRAP 40(c). "It is so ORDERED" -without explanation from the three high court justices who have Bachelors in Arts degrees, know how to read, but apparently don't like to write [#12-34394].

APPENDIX A4 is Missud's November 15, 2012 humble Request for Clarification [#12-36340]. Therein he set-up the N$C which is responsible for making decisions on behalf of 2.6 million citizens. He sent that pleading by federally-tracked mail #7010 1870 0002 5255 7240 since Nevada's high court is renowned for "juicing" and illegally favoring *Citizen$-United* corporate special intere$t$: http://articles.latimes.com/2006/jun/08/nation/na-vegas8 . Missud had to track that pleading because he already experienced 'juicing' before Discovery Commissioner Bulla and Presiding Judge Gonzalez who were both caught lying on the record about not receiving assorted pleading$ proving DHI's interstate, economy-crushing crimes. More below.

APPENDIX A5 contains two documents.

On December 5, 2012, and despite the fact that the motion was properly and timely filed on the docket, the N$C ignored it and quickly issued its remittitur thereby closing the case [#12-37168].

x.

Nine day$ later on December 14th, the N$C refused to register a document proving their own 18 USC §201 judicial corruption to criminal standards [#12-39542].

APPENDIX A6 is the document which the N$C refused to register. It contains notice that the court'$ failure to properly rule on the pending motion would result in this Petition directly to the U.S. Supreme Court...

Missud herein Petitions the N$C's incomplete and clearly corrupt ruling to this U.S. Supreme Court per his right under 28 USC§1257(a). Now let's get into some of the official, non-hearsay, self-authenticating records that the N$C already twice-ignored, and which this US Supreme Court must now acknowledge (if granting this Petition).......

APPENDIX B is Nevada Division of Mortgage Lending [NDML] Commissioner Susan Eckhardt's self-authenticating June 1, 2006 letter printed on official state letterhead. She feigns not having regulatory jurisdiction over $11 Billion DHI's [2006 capitalization] mortgage origination licenses even though she issued them! She ay that the multi-billion dollar corporation can't be investigated by her NDML. Now why would $he $ay that? In any event, after two meetings with NV's AG, Missud managed to get Eckhardt fired in ju$t 26 day$. Interesting huh?

APPENDIX C (Parts 1&2) is the June 2, 2010 transcript of a discovery hearing held before Clark County's Commissioner Bulla. DHI is upset that

Missud exposed their interstate financial predation of the nation's consumers in a scheme which is now commonly known as the "Mortgage Meltdown." Missud tells Bulla that DHI is the Country's worst predatory loan originator, and that to ignore all the concrete facts would further its 27-state financial evisceration of untold more families. For $ome unknown rea$on, Bulla denied receiving Missud's pleadings and evidence which were served by Wiznet registration, fax, email, confirmed priority mail directly to her chambers, and even attached to DHI's own reply papers which she had on her desk. Now why would $he $ay that?
APPENDIX D is the July 13, 2010 transcript of the re-scheduled hearing held before Clark County's Presiding Judge Elizabeth Gonzalez. Betsy is Clark County's top judge who enforces laws for 90% of Nevada's citizenry. On the 13th, she heard all about $11 Billion DHI's propensities for bait-and-switch mortgage terms once targeted consumers were bound to home purchase contracts. Betsy got 190 pages of FTC records which evinced DHI's 44 frauds in 20 different states. She knew that families across America were all shouting that after thousands were deposited into escrow, DHI would change loan terms to high-interest or sub-prime to extort extra profits in loan-origination, and mortgage re-sale$. Betsy ended that 25-minute hearing by gleefully reminding San Francisco's Missud to return for the 2nd hearing, the very next week on the same day he had coordinated the 1st in

an attempt to keep his own travel costs low and for judicial efficiency. Gonzalez actually went out of her way to split the 2 hearings, moving the 1st up by a week, to unnecessarily double Missud's effort and 600-mile interstate travel fees. Now why would $he do that?

APPENDIX E (Parts 1-3) is the July 20, 2010 transcript of that 2nd hearing before a gleeful Betsy. At page 2:15 she emphatically states that she already ruled on Missud's NRS 41.660, Nevada's version of California's Private Attorney General Statute under which private citizens assert public rights by exposing such things as corporate crimes against the masses, and judicial corruption targeting ordinary, non-corporate citizens. Missud has time and again scoured Nevada's public records and can't find that order which Betsy claims exists. Such an order would support Gonzalez' contention that Missud didn't provide a public benefit by exposing DHI's inter-state predatory loan origination as proven by two HUD audit reports that she had before her in evidence the week before. Now recall that per FRE 803(7)- absence of a record normally kept in the ordinary course of business is proof-positive that it doesn't exist. Now why would Bet$y lie like that?

For the next 70 pages, DHI and Betsy take issue with Missud's websites. They don't like that they can't control discovery outside of court. They can't $tand that their racketeering scheme is being unraveled like the layers from an onion. Starting

at page 74, Missud explains that DHI's 27-state RICO had to be exposed, and judicial assistance promoting the same had to stop. At 2:09PM, Missud returned from searching his emails to nail down the date on which he knew with certainty that DHI was colluding with Gonzalez to further victimize Nevadans with major financial fraud. At page 93 Missud recorded provisions of the federal safe harbor statute, used by informants who notify government about corporate crimes. One would think that such dictation would furl Betsy's brow, but that wasn't the case. $he instead $aid that trying to get DHI employees to turn federal informant, and provide inside evidence, was "threatening" behavior. At page 101, Missud speaks plainly:

> "that a 4th or 5th commissioner had been found with her hand in the cookie jar. I was concerned that the State of Nevada was doing everything it could to shut me down because it didn't want me to inform 2.5 million Nevadans that their property values are now decimated because for 5 years I'd been telling the Nevada Department of Mortgage Lending that predatory lending was rampant throughout their City and State."

Skipping to page 140:12, Missud does some more 'straight talking.' He schools Gonzalez about DHI's financial evisceration of her neighbors. He explains how DHI's competitors were already investigated and sanctioned for predatory lending, and that DHI's racketeering is far worse. Then at

142:3 he says "Having the money doesn't mean that you're right. Justice is not to be sold to the highest bidder." That's when Betsy'$ eye$ nearly rolled out of her head. As Phil Rizutto would have said- "It's all on video tape!" [Actually it's on the official court DVDs, copies of which Missud has for three hearings: 7-13&20-10, and 3-15-12].

The above transcript is a 162-page novella. The complete reading by state and federal authorities should get P.J. Betsy imprisoned for the rest of her life.

The following transcripts are detailed in the below "Statement of the Case," and were filed in C:11-3567 as docket #166.

APPENDIX F is the January 19, 2011 transcript before San Francisco Superior Court's judge Giorgi.

APPENDIX G is the March 23, 2011 transcript before SFSC judge Alvarado.

APPENDIX H is the April 13, 2011 transcript before SFSC judge Giorgi.

APPENDIX I is the June 30, 2011 transcript before SFSC judge Giorgi.

APPENDIX J is the March 15, 2012 transcript before Clark County's Presiding Judge Gonzalez.

APPENDIX K is the March 19, 2012 transcript before SFSC judge Kahn.

APPENDIX L is the April 25, 2012 transcript before SFSC judge Kahn.

APPENDIX M is the June 4, 2012 transcript before SFSC judge Kahn.

TABLE OF AUTHORITIES

xvi.

"An appeal may be taken from the following judgments and orders of a district court in a civil action: (1) A final judgment entered in an action or proceeding commenced in the court in which the judgment is rendered. (3) An order granting or refusing to grant an injunction or dissolving or refusing to dissolve an injunction. (5) An order dissolving or refusing to dissolve an attachment. (8) A special order entered after final judgment... (9) An interlocutory judgment, order, or decree in an action to redeem real or personal property from a mortgage or lien that determines the right to redeem and directs an accounting. (10) An inter-locutory judgment in an action for partition that determines the rights and interests of the respect-ive parties and directs a partition, sale or division." http://www.leg.state.nv.us/courtrules/NRAP.html x

Nevada's highest court which rules on behalf of 2,600,000 people, violated these 6 of 10 listed provision$ to favor $9 Billion D.R. Horton Inc.

OPINIONS BELOW

IN THE SUPREME COURT OF THE UNITED STATES PETITION FOR A WRIT FOR CERTIORARI, Petitioner respectfully prays that a writ of certiorari issue to review the judgment below.

The *partial opinions* and orders of Nevada's Supreme Court [N$C] appear in Appendix A to this Petition and are all unpublished: [Appeal A60563 Docket. #'s 12-23369 through 12-39542 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728]. For instance, a Motion was properly filed before the N$C's Final Decision, but for $ome rea$on skipped over and not considered until this SCOTUS Writ was filed.[1]

Had Nevada's highest court acknowledged the substance of that Motion then it would have sua-sponte proven its own corporate-corruption and guaranteed life-long prison terms for it$ $even corrupt ju$tice$. *That's* the likely reason the Motion was first ignored and then dismissed.

Therefore, per Supreme Court Rule 11 and 28 USC §2101(e), Appellant-Informant Missud requests that this Court "deviate from normal appellate practice and immediately determine" the Questions Presented. The Nevada $upreme Court

[1] To render this very SCOTUS Writ moot, the NSC finally decided the last Motion; however, the NSC's SIX violations of NRAP 3A(b) *still need to be considered.* This Petition for Certiorari still needs to be GRANTED based on substantial nationwide significance.

put the U.S. Supreme Court on the hook to either GRANT or Deny this criminally-proven Petition.

JURISDICTION

This Court has 28 USC §1257(a) jurisdiction.

Dates upon which the Nevada Supreme Court decided the Appeal began on July 25, 2012 with its determination that it "lacks jurisdiction under NRAP 3A(b) over the appeal" [Appendix A1; #12-23369].

Motion for Rehearing was denied by the N$C on October 31, 2012, and well within the 90 days prescribed for Petitioning for Writ for Certiorari [Appendix A3; #12-34394].

The November 15, 2012 Request for Clarification is still undecided and pending decision [Appendix A4; #12-36340].

RELATION TO OTHER CASES, APPEALS, AND SCOTUS WRITS

This Petition is related to at least a dozen other respective state, District, Circuit, and U.S. Supreme Court: cases, appeals, and Petitions for Certiorari. The common issue among them all is *Citizen$-United* corporate corruption of judges who claim 'judicial immunity' when caught violating sacrosanct fundamental rights- the foundations of American Democracy for 314 million current citizens, said Democracy having survived for 228 years. This collection of inter-related actions are detailed below. The list of hereby judicially-noticed

cases and appeals, for which records are permanently and publicly registered for all eternity includes: NV: A551662, A56502, A60563; CA: CPF-10-510876, A131566, A135015, A135531, S198352, S205522, S207619; 9th District C: 07-2625-SBA, 08-592-BEN, 10-235-SI, 11-3567-EMC, 11-1856-PJH, 12-161-DMR, 12-3117-WHA, 12-5468-EMC; 9th Circuit 12-15371, 12-15658, 12-16602, 12-17622, 13-15357; SCOTUS Writs 12-7817, 12-8191, 12-9413, 12-10006; and forthcoming Petitions for Writ of Certiorari of 12-15658, 12-17622, -if and when those dispositive orders issue.

CONSTITUTION AND STATUTORY PROVISIONS INVOLVED

A. **1st Amendment**: "Congress shall make no law ... abridging ... the right of the people ... to petition the Government for a redress of grievances."

B. **14th Amendment**: The Due Process Clause prohibits state and local governments from depriving persons of ... property without certain steps being taken to ensure fairness. This clause has been used to make most of the Bill of Rights applicable to the states, as well as to recognize substantive and procedural rights. Its Equal Protection Clause requires each state to provide equal protection under the law to all people within its jurisdiction. Whether in federal or state court, where an individual is facing deprivation of ... property, procedural due process mandates that he or she is entitled to adequate notice, a hearing, and a neutral judge.

C. **18 USC§1513(e)**; Retaliating against Informants:

> "Whoever knowingly, with the intent to retaliate, takes any action harmful to any person, including interference with the lawful employment or livelihood of any person, for providing to a law enforcement officer any truthful information relating to the commission or possible commission of any Federal offense, shall be fined under this title or imprisoned not more than 10 years, or both."

BASIC FUNDAMENTAL RIGHTS VIOLATED BY NEVADA'S SUPREME COURT- WHICH SIMILARLY VIOLATED OTHERS' RIGHTS

While Missud was redressing his grievance in Nevada, its Supreme Court unfairly deprived Missud of his Henderson home without proper civil procedures. As a Nevada homeowner the N$C failed to give Missud Equal Protection, but rather favored the special interests, DHI and Wells Fargo [WF], by ignoring pleadings, closing an appeal, and cancelling a motion hearing which would have saved his home from foreclosure.
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

While the Vieiras were redressing their grievance the N$C unfairly deprived them of their Reno home without proper civil procedures. As Nevada homeowners the N$C failed to give the Vieiras Equal Protection, but rather favored the special interests, including Wells Fargo, by ignoring their pleadings and WF admission that its own appraisal was inflated, closing their appeal, failing to reconsider a decision based on new evidence, and cancelling any hearings which would have saved their home from foreclosure.
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21460

The N$C allowed Missud's foreclosure to happen as 18 USC §1513(e) retaliation because Missud was exposing the N$C's pattern and

practice of participating in illegal foreclosures by assisting the *Citizen$-United* corporate special interests' 18 USC §1963 Racketeering and other nefarious activitie$.

Note that the N$C is in charge of Nevada's Foreclosure Mediation Program, and promulgates rules to facilitate foreclosures on behalf of *Citizen$-United* corporate special interests like Well$ Fargo: http://foreclosure.nevadajudiciary.us/

INTRODUCTION

This pleading contains hypertext-enabled web links to benefit third parties receiving it in electronic format. Law enforcement, syndicated media, consumer protection agencies, and untold numbers of U.S. citizens already received it, and are similarly considering the Questions Presented.

IFP status was requested *but denied* on April 15, 2013 to increase Informant Missud's costs of litigation. Petitioner Missud has been a Qui-Tam Relator, federal whistle blower, and California Private Attorney General for over 4 years [18USC §1513, CCP §1021.5]. In that time, the courts have purposefully increased his costs of litigation and otherwise made prosecuting all related cases and appeals very expensive in hopes of derailing exposure of judicial corruption. Missud hopes that this highest of courts agrees that he has "provided to law enforcement information relating to the commission of a federal offense;" truthfully informed federal authorities of crimes; that "a

significant benefit, ... has been conferred on the general public; ... [and that] the necessity and financial burden of private enforcement, are such as to make the [granting of IFP status] appropriate" [Id].

In addition, since December 21, 2012, $9 Billion DHI [2013 Cap], which originated at least 400 easily-discovered predatory loans throughout the nation -as corroborated by official, self authenticating, non-hearsay FTC and HUD records, has tried to execute a money judgment procured by bribing Nevada's Presiding Judge Gonzalez to ignore over 600 FRE-803 federal record$$$$.[2]

DEMAND FOR INJUNCTIVE RELIEF

Demand is hereby made on this U.S. Supreme Court to immediately relieve the Nevada Supreme Court of all its official duties on grounds of 18 USC §201 Official and Judicial Corruption, and court-registered, crystal-clear violations of state and federal laws.

Per Supreme Court Rule 10, SCOTUS has supervisory power over every other court in the nation including the N$C. The N$C doesn't even uphold the most basic fundamental rights of due process, fairness, court access, equal protections, or privileges and immunities. The N$C only supports 'juicing,' *Citizen$-United* deep pockets, and the money. The N$C has a pattern and practice of

[2] On May 28, 2013 SCOTUS increased Informant Missud's costs of litigating this Writ in hopes that he wouldn't spend the additional thousands of dollars required to conform to Rule 33.1.

violating state & federal laws to streamline foreclosures for the special intere$t$ and banks. Take judicial notice of all registered cases, appeals, and referenced exhibits listed supra and below.

STATEMENT OF THE CASE

This Petition for Certiorari seeks review of the N$C's (lack of) review of 5000 properly registered records in appeal A60563 which prove that the D.R. Horton Corporation practices anti-trust tying and targets consumers for financial fraud and predatory loans in 27 states. The N$C's decision in A60563 relates to appeal A56502 & Clark County case A551662. They're all based in the same evidence already registered in California's: CPF-10-510876, appeals A131566, 135531, and Supreme Court S198352; 9th District C:10-235, 11-3567, 12-161, and 12-3117; 9th Circuit appeals 12-15658, and 12-16602; and SCOTUS Writs 12-8191 & 12-10006, all of which were forwarded to federal authorities.

SCOTUS now needs to review the N$C's two-time affirmance of 18 USC §1513(e) retaliatory sanctions levied by Nevada's Presiding Judge in A551662 to favor DHI in her failed attempt at silencing federal whistle-blowing which continues to expose the corporation's: 27-state, multi-billion-dollar predatory lending and mortgage fraud; and rampant, bi-state, multi-jurisdictional court corruption to conceal the same. So that syndicated media and the nation's citizens can follow along, all these document$ are also publicly available at:

http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728 [A60563];
http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=21950 [A56502];
http://wiznet.wiznet.com/clarknv/pages/login.jsp [A551662];
http://www.sfsuperiorcourt.org/online-services [CPF-10-510876];
http://www.courts.ca.gov/1dca.htm [A131566, A135531];
http://www.courts.ca.gov/supremecourt.htm [S198352];
https://pacer.login.uscourts.gov/cgi-bin/login.pl?appurl=https://pcl.uscourts.gov/search [C:10-235, 11--1856, -3567, 12-161,-3117,-5468, ...];
http://www.ca9.uscourts.gov/ [12-15371, -15658, -16602, -17622, 13-15357];

Now- to get a very, very detailed picture, in observance of FRCP Rule 9 heightened pleading standards, and starting from the beginning....

Corruption Exposed Within Nevada's Divi$ion of Mortgage Lending

On June 1, 2006 Nevada's Mortgage Lending Deputy Commissioner Susan Eckhardt expressly stated she couldn't regulate the regulatory licenses she issued to regulate D.R. Horton Inc. $he was unemployed 26 day$ later.

Clark County Case A551662 *Missud v. D.R. Horton*

On June 2, 2010 Nevada's Discovery Commissioner officially stated that she hadn't received pleadings served on her in five different verifiable

ways including by USPS confirmed mail tracked directly to her chambers. Discovery Commissioner Bulla was thu$ly caught in DHI'$ cookie jar.

On July 13, 2010 Nevada's Presiding Judge Gonzalez heard testimony that DHI targeted 80 Nevada families for financial predation. She also knew that DHI targeted thousands of families outside of Nevada for high interest, and/or subprime loans leading to consumer foreclosures and bankruptcies. DHI's "preferred lenders" were the now infamous$ Countrywide and Wells Fargo among others. Nevertheless Gonzalez decided that protecting the public was secondary to lining her own 'judicially immune' pocket$.

On July 20, 2010 Gonzalez held a 2nd hearing and heard an additional 6 hours' testimony. She immediately admitted to ruling in the prior week's hearing, but alas that order doesn't exist. Why did $he lie like that? At transcript page 114 Gonzalez started admitting evidence. Those transactions can even be viewed on the official court video. Despite the three reams of federal, state and court records which evinced DHI's predation of mere middle-class consumers throughout the nation, Gonzalez opted to use the non-hearsay concrete proof as kindling for her fireplace. Yet again, $he let the $11 Billion D. R. Horton Corporation, which earned $236.6 Million originating predatory loans in fiscal 2006, and $165.4 Million more in 2007, off the hook [DHI'$ own FRE-803 admi$$ion$ in its public and published $EC 10K Financial Statements].

Then on October 4, 2010 *Presiding Judge* Gonzalez thought it was a great idea to sanction Informant Missud with $48,692 of DHI'$ costs and fees spent: concealing its corporate fleecing of the masses; *and* paying her-off to ignore absolutely everything in the case. Surely, *that* financial retaliation would stop Missud's exposure of *Citizen$-United* control over the judiciary –and of Gonzalez, Southern Nevada's *Presiding* Judge.

On March 15, 2012 Gonzalez had a 2nd chance to 'stick it' to Missud- *and* 2.6 million other Nevadans. $he expunged Missud's Lis Pendens recorded on his own home to prevent foreclosure by Well$ Fargo- DHI's "preferred (predatory) lender." By then, P.J. Gonzalez, Clark County's highest judicial authority and where 90% of Nevada's population resides, officially arranged to have DHI steal $48,692 from Missud, and partner-in-crime Wells Fargo foreclose on his home. $he did all of this, seemingly without reproach, because of the doctrine of 'judicial immunity' -otherwise known as 'its good to be the queen.' $candalou$.[3]

Nevada Appeal A56502

By January 2010, Missud sought review of Clark County's most influential judge by the state's seven highest justices tasked with interpreting and applying law on behalf of 2.6 Million Nevadans.... $upposedly. In reality, the N$C partakes in

[3] Despite the prohibition that scandalous materials not be presented to SCOTUS per Rule 24(6), the facts are the facts which must be pled to heightened FRCP Rule 9 standards herein.

'juicing' whereby the corporations funding their individual election campaigns invariably get favorable order$. True to form, the NSC used various schemes to railroad Missud back to Gonzalez who naturally re-affirmed all of her past deciion, *and* furthered DHI's 27-state, billion-dollar criminal racketeering enterprise.

On November 22, 2011 $even 'judicially immune' N$C justices also affirmed court colleague Gonzalez using their favorite judicial tool- ignorance of facts on behalf of the *Citizen$-United* corporate $pecial intere$t$. Absolute power corrupts absolutely, and *Citizen$-United* corporate campaign money i$ blinding- absolutely blinding.

In December 2011, and March 2012 Missud motioned to get a Rehearing and Clarification of the N$C's factually-devoid orders denying review and rehearing of an appeal based on overwhelming facts evincing Fortune-500 DHI's targeting of thousands of men, women, and children from California to Florida. Both Motions were simply denied. Judge$' second favorite tool to vanquish consumers on behalf of corporate 'citizen$' is 'Motion Denied' -without any explanation.[4] $o much for judicial transparency, considering any facts, applying the law, or supporting the Constitution.

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[4] Note how "Motion Denied" is akin to SCOTUS' "Review Denied" when it doesn't want to consider Writs like this which prove judicial corruption beyond criminal standards.

Nevada Appeal A60563 [This Petition for Writ]

On March 29, 2012 Missud filed his second Nevada appeal, also the subject of this SCOTUS Petition for Writ. The underlying issue was and is whether Gonzalez acted justly under state and federal laws including the U.S. Constitution; or just acted criminally under the color-of-law for Donald Horton and John Stumpf who -for a decade concealed their multi-billion dollar predatory lending and mortgage fraud. The specific under-*lying* issue appealed was and is whether Gonzalez should have re-ignored the same 5000 documents containing over 400 DHI-Wells Fargo and other "preferred lenders'" financial frauds targeting 27 states' citizens.

On July 25, 2012 the N$C further 'towed the corporate line' for DHI, Nevada's most powerful and lucrative Fortune-500 builder, and decided that Missud's appeal wasn't appealable per NRAP 3A(b). [The main issue in this Petition for Cert].

Six days later, Missud Motioned for Rehearing by pleading that the issue was indeed appealable in 6 of the 10 express categories per NRAP 3A(b). Nevertheless, the N$C took more of Horton and $tumpf$ 'juice' to ignore their very own state law -that they themselves cited, in their very own order, filed July 25, 2012 in the public record, and then Denied Rehearing. It get$ even wor$e....

Thereafter Missud Motioned for Clarification since the NC' order contained only two words: "Rehearing Denied." Nevada's decision-makers then all $kipped that properly docketed motion

[#12-36340], and went straight to issuing the remittitur and closing the ca$e [#12-37168]. $o much for due proce$$.

Now this U.S. Supreme Court is on the hook to decide (if granting this Petition) whether the issues in appeal A60563 are among NRAP 3A(b) parts 1,3,5,8,9,10. These are very simple questions that any American over age 10 can answer.

Next on SCOTUS' docket is whether the N$C should have considered the next motion pending on their docket- and whether it was fair (as in fundamental fairness) to ignore it. The motion which pended resolution for way too long, and for $ome $trange unknown reason, is #12-36340 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728. Why did Nevada's highest court refu$e$ to con$ider it until this very Writ was filed?

Perhaps SCOTUS should then finally determine whether Clark County's Presiding Judge and all $even of the N$C's Ju$tice$ were bought by DHI'$ Donald Horton, and Wells Fargo'$ John $tumpf, just like Ma$$ey'$ Blankenship bought Appellate Ju$tice Benjamin in West Virginia to overturn that nasty and expensive $50 Million neutral jury verdict in *Caperton v. Massey*: http://www.scotusblog.com/case-files/cases/caperton-v-a-t-massey-coal-company-inc-et-al/ .

Now to continue with lots more facts, ...and bi-state 18 USC §201 judicial corruption....

San Francisco Superior Court case CPF-10-510876

Since DHI, John Stumpf, Gonzalez, and the N$C couldn't stop Missud's nationwide exposure of *Citizen$-United* corporate purchase of Nevada's entire judiciary, DHI tried to enter and execute its bought and ever-growing $49,000+ order in and through San Francisco's Superior Court. Long story short, on November 17, 2010 DHI tried an end-run to quickly get a default judgment to immediately steal Missud's litigation funds, but the court's clerk made them file a case which Missud contested.

On January 19, 2011 Missud's Motion to Vacate [MtV] came before Superior Court judge Giorgi. She was briefed on her Nevada colleagues' nefarious acts which included feigning non-receipt of pleadings served in multiple verified ways on the court and its judge$. Over a thousand records were by-then registered in support of the MtV, and which included non-hearsay FTC, SEC, HUD, FBI, Nevada Court, California Court, District Court, and multiple State Divisions' records, admissions, pleadings, declarations, acknowledgments,.., notarized statements, averments, recounts,... The MtV was pled to FRCP Rule 9 heightened pleading standards, specifically identifying the corrupt judge$ who were in official court transcripts ignoring 5000 documents in Nevada. All that prima-facie judicial corruption was casually dismissed by Giorgi who instead affirmed DHI'$ predation of consumers in 27 states and 18USC§201 purchase of court order$.

On March 23, 2011 Missud Motioned to Stay [MtS] Gonzalez' retaliatory Nevada order entered

in California by Giorgi. Nevada appeal A56502 was filed which automatically stayed actions elsewhere. Missud detailed how DHI's California declaration failed to mention that little tidbit, but Alvarado was dead-set on getting Missud to post an enormous bond, -which DHI could then quickly execute to prevent his exposure of judicial corruption. However, Missud's MtS cited different code sections than the ones Alvarado was trying to railroad him with. Alvarado's was a glaring due process violation that was particularly identified during the hearing and recorded in the official transcript.

Giorgi had a 2nd chance to ignore even more registered documents in 510876 on April 13, 2011. As before $he didn't disappoint because by then, she was also caught cow-towing to the corporate special interests desperate to conceal interstate racketeering which included the commandeering of America's 3rd and supposedly most trusted branch of government. At page 7 of that transcript Missud put Giorgi on notice that she had relevant, FRE-803 non-hearsay evidence in the record, ... which she *further ignored* to favor DHI'$ deep pocket$.

By June 30th it was very clear that Giorgi (and Alvarado) was corporate-bought, and that's why Missud filed a Motion for Reconsideration of her prior January order. Missud filed an additional ream of new evidence which Giorgi claimed was no different. She couldn't even acknowledge that 3 rounds of California subpoenas served on her two Nevada colleagues were contemptuously flaunted.

Giorgi is on record claiming that Gonzalez' flaunting of three subpoenas for public documents purported to exist, but nowhere to be found, is "not new or different evidence." That alone proves Gonzalez' corruption -which deserved Giorgi's reconsideration of her support of her Nevada colleague's color-of-law order. Giorgi though didn't quite $ee it that way. Judge$ you $ee, are above the law and have each others' backs -especially $o with 'judicial immunity.'

California First District Court of Appeal, Division III, A131566

The Giorgi-Alvarado debacle was then appealed to even higher authorities in California's legal $y$tem. Division III's McGuiness, Pollak and Jenkins [Trio] were petitioned to review their lower court colleagues who failed to acknowledge that their Nevada colleagues were *Citizen$-United* corporate-bought. The Trio admitted receiving a CD containing 5000 documents, not to mention a ream's worth of Appellant's Appendix; but then claimed all the non-hearsay documents were neither properly referenced nor authenticated, and therefore not considered since that would violate $9,000,000,000 DHI'$ due proce$$. What's even more amazing is that Divi$ion III issued its November 22, 2011 order $imultaneou$ly with Nevada'$ $upreme Court which $imilarly ruled for DHI in much the $ame way. What are the chance$ of two $imilar $imultaneous disposition$ on the $ame day when you consider that the N$C was

sitting on appeal A56502 for ten months without a deci$ion? Talk about coordination!

California Supreme Court [CSC] Writ S198352

Missud didn't want California's highest court to be left out so he appealed Division III's rendition of 'hear, $ee, and $peak no evil.' The Opening Brief was supported by two dozen documents including: official state admissions printed on state letter-head, excerpts from official court transcripts, self-authenticating federal documents, flaunted sub-poenas,... all of which FRE-803 non-hearsay conc-rete proof that DHI buy$ justice. Officials and judges alike were impeached with their own words, but to no avail, because the CSC "Denied Review" without considering any evidence.[5]

So far in California, -the CSC ignored Division III's 18 USC §2381 Treason, by failing to acknowledge the $uperior Court's 18 USC §201 Official Corruption, which in turn failed to $ee Nevada's 18 USC §1962 Racketeering.

By March 2012, both the DHI-WF tag-team, and Missud decided that the Superior Court wasn't screwed enough so they each filed more motions ....

Return to the San Francisco Superior Court and case CPF-10-510876

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[5] Note that SCOTUS similarly "Denied Review" of Writs 12-7817 and 12-8191, the 1st proving that judge$ game the FAA to rig arbitrations; and the 2nd proving that the $EC was bought-off by DHI to: ignore its own Rule 14(A)-8 for three consecutive years; and flaunt two FOIA Demands for Public Records-the 1st tardy by *four* year$.

DHI and "preferred lender" WF wanted to foreclose on Missud's Henderson Home, -which DHI originally tried to bundle with a predatory Countrywide subprime loan.[6] Their attempt was to financially devastate Missud and prevent his further exposure of yet more judge$ on top of the 18 already uncovered. A March 19, 2012 hearing before Superior Court Judge Kahn laid it all out. Kahn was schooled on DHI's purchase of Gonzalez' order used as a lien on Missud's Home; and told of Missud's Lis Pendens which prevented the Home's premature foreclosure and sale under color-of-law. Wouldn't you know it, 'judicially-immune' Kahn al$o $aw it *Citizen$-United* $9 Billion DHI, and $182 Billion WF'$ way$.

Then on April 25, 2012 Missud motioned as a CCP§1021.5 Private Attorney General [PAG]. Right off the bat, Kahn tried to wriggle out of the hearing by claiming Missud didn't notify the court that he'd be contesting the tentative ruling. Too bad for Kahn, Missud timely contacted not only the court but 200 other corroborating media and law enforcement sources. Since Kahn's lie was thusly dispelled, Missud got into some FRCP-9 particulars. For the fourth time, Kahn got a helping of state and federal records which proved DHI's

---

[6] "Countrywide Fast & Easy-Non-Conforming Loan" identified in DHI's production of documents as Bates DRH1497; and originated despite the fact that 800+ FICO Missud provided full documentation with two years' federal tax returns and copies of all investment accounts worth over $100,000. Can you $ay "bait-and-switch predatory loan origination???"

racketeering to criminal standards. Kahn should have twice-perused the 5000 already registered records and listened to oral argument which proved beyond all doubt that the Fortune-500 builder was at the center of predatory loan origination and the Mortgage Meltdown. One might have thought that: $4 Trillion in nationwide real estate losses; the collapse of Bear-Stearns and Lehman Brothers; bankruptcies of Wachovia, Washington Mutual, and IndyMac; the near collapse of the US economy; and DHI's targeting of 1000's of Californians for predatory loans would have piqued Kahn's interest and motivated him to grant Missud's PAG Motion, but ala$ he wa$ too deep in the corporation'$ back pocket, bellied-up to the 'juice' bar.

At transcript page 5, Missud exercised *Elkins* and started to present evidence in other official court transcripts brought to that hearing. Missud wanted to show Kahn just how easy it is to prove a judge corrupt. Missud started with Kahn's colleague Woolard who took jurisdiction over a person, over whom she admitted no power, and nevertheless ordered him to pay the $20 Billion Allstate Corporation a $56,000 ransom [CGC-07-464022; 10-26-10]. Thirty seconds into evidence, Kahn cut the hearing short, violated *Elkins*, threw due process out the window, and ruled for his financial benefactor. *That's* how easy it is to prove a judge corrupt. Told you $o.

Missud then filed for reconsideration of Kahn's April order on June 4th, to allow him the

chance of sparing Division III's skewering in appeal A135531; but Kahn once again violated *Elkins* and abruptly concluded the hearing within minutes.

Return to California First District Court of Appeal, Division III in A135531

For this 2nd appeal-skewering, the Trio again had to ignore at least 50 California families so far discovered as DHI predatory loan victims: Carter, Roach, Song, Lee, Marcu, Wilson, Khuu, Lorenzo, Szeto, Martin, Khan, Lopez, Washington, Waziri, Kim, Aguillar, Chavez, Russo, Osborne, Gallindo, Honaker, Velazquez,... were all baited with supposedly affordable loans, which in-turn induced them into signing home purchase contracts and placing thousands of dollars into forfeitable escrow accounts. That's when they got switched into unaffordable *predatory loans* which DHI re-sold at a premium on the open market. These real flesh-and-blood citizens were told just day$ before COE by the corporate 'citizen' that if they didn't capitulate to 9% intere$t- all their escrow deposits would be forfeited. These high-yield, predatory loans are the ones which defaulted, and led to Freddie Mac and Fannie Mae's near bankruptcie$. That$ also how $4,000,000,000,000.00 in nation-wide real-property equity vani$hed in ju$t 6 months starting in November 2008.

Oral argument for this 2nd appeal was held November 15, 2012. There's no transcript as of yet, but an official court CD was procured. Digitally recorded thereon is Missud's whining about how he

discovered 400 families across the nation who were at or near bankruptcy and/or foreclosed due to DHI's criminal practices. The ju$tice$ heard the story for a 2nd time, received FRCP Rule 9 pleadings twice, and again had 5000 exhibits in the record to peruse, but decided to focus in on a technicality, -that Missud didn't prevail in any prior action. That's when Missud piped-up and told the Trio that CCP§1021.5 Motions are reviewed denovo and that they could decide then and there that Missud prevailed by proving his civil case to criminal standards. All the Trio had to do was look at DHI's 44 frauds in 20 different states as memorialized in the FTC's self-authenticating FRE 803(6,8,9) government records.

McGuiness, Pollak and Jenkins could have rescued 38 million Californians from *Citizen$-United* corporate fraud, but instead $aved just Giorgi, Alvarado, and Kahn. That's fair- 38,000,000 people tossed under DHI'$ grinding wheel$ of greed, while their three court colleagues get to $teer with pedal to the metal. On November 27, 2012 the traitor$ not only denied Missud's PAG, but even tacked on more of DHI'$ costs and fees for it$ $ubstantial effort$ in convincing them to ignore all facts and dismi$$ all laws.

Return to California's Supreme Court in Writ S207619

Missud was absolutely livid that the Trio sold-out twice. They first affirmed a retaliatory judgment on November 22, 2011, and then *nearly*

one year to the day, committed their 2nd Constitutional desecration in A135531. Missud therefore decided to put California's highest justices back on a big ugly meat hook. Petition for Review of A135531 was immediately appealed to the CSC. 314 Million Americans were waiting for the $even to do DHI'$ bidding yet again, and on January 30, 2013 the CSC did just that. Their treasonous decision is now before SCOTUS for review.[7]

Ninth District Court C: 07-2625 and related 10-235-SI

Way back in May 2007, greenhorn Missud filed C:07-2625. The Complaint only gradually received evidentiary support over the next 4 months. Among the last registered exhibits were: 20 verified complaints [VC] detailing DHI's predateory lending, and which were filed with Nevada's Attorney General and Division of Mortgage Lending; a damning admission by that Division's corrupt Deputy Commissioner Eckhardt who wouldn't investigate any VC; A.G. confirmation that Eckhardt was fired just 26 days thereafter; a certified copy of a week-old neutral jury decision finding DHI liable for predatory lending in *Betsinger* A503121; and a self-authenticating police report detailing the bombing of Missud's truck on a night that his websites were garnering over 1000

[7] Review of S207619 is now docketed as Writ 12-10006 and also requests IFP status. SCOTUS will no doubt first increase Missud's costs of litigation and then similarly "Deny Review" because this Writ also proves *Citizen$-United* corporate corruption of judge$ to *way-beyond* criminal standards.

'hits' per day. While Missud's websites were getting hits, DHI put a hit on Missud.

Missud was therefore a bit miffed. One might even say sufficiently pissed-off to destroy America'$ judiciary before it destroyed America. Unfortunately, Missud might be too late with Kennedy's *Citizen$-United* decision to which Roberts and Alito, and Heritage Foundation member$ $calia and Thoma$ joined (and which Heritage Foundation founders, the Koch brother$, drafted).

A couple of years later, on January 19, 2010, a more experienced Missud filed C:10-235. The Complaint was *immediately* supported with three reams of evidence *up-front*. Missud knew that judge Illston would never allow discovery to progress, because that's what judge$ do. They're evidence gate-keeper$. Under the cover of 'judicial immunity' they run interference for the *Citizen$-United* corporate $pecial intere$t$. Missud's intention was to send the federal court a very, very, *very* crystal-clear message: do your job, protect the public, or be expo$$$$ed. Missud went to the first and only hearing on April 2, 2010 where Illston dismissed all judicial defendants, and Missud voluntarily dismissed his suit. Perhaps then, DHI would be reeled in, or reel in its own ultra-vires acts. But that wasn't to be. Predatory Lending is ju$t way too lucrative, especially when Fortune-500 DHI'$ business model requires: illegal antitrust tying of predatory loans to tens of thousands of homes sales; and financial extortion of consumers

(forfeiture of their tens of thousands in escrow deposits) to con$umate billion$ in home closing$. Predatory Lending is al$o ju$t way-too ea$y when judge$ them$elve$ a$$i$t DHI in bilking the government, in what amounts to Mortgage Fraud, when it re-sell$ the non-performing, foreclosure-causing loans to Freddie, Fannie, AIG, ..., which then require $700 Billion in TRAP bail-outs funded by taxpayers who aren't the wiser.

Ninth District Court 11-cv-3567-EMC

This case wa$ filed because the Di$trict'$ Ill$ton didn't take heed. Missud again registered everything up-front including the kitchen sink. Official court transcripts, HUD audit reports, 3 dozen court declarations, 190 pages of FTC records, 400 defrauded families, DHI admissions per its own SEC 10K financial statements, judicial lies about non-receipt of pleadings tracked directly to their chambers, a magistrate's order that DHI's profits were a substantial government interest to censor a community's first amendment speech, ... don't add up to even 10% of available *smoldering canon* documents permanently registered for all of America to appreciate. The fine quality and enormous volume of evidence though didn't matter because 'judicially immune' Chen spread them all out on the floor for his dog to poop on. He then adopted colleague Ryu's Report and Recommendation to declare Missud "vexatious." That way, they could lock him out of court where he so easily exposes their judicial graft. Speaking of Ryu....

Severed District Court 12-cv-161-DMR

Ryu severed 161 from 3567 to try and break the nexus between DHI, judge$, money, and the $EC -which provides cover for Fortune-500 companie$ like Enron, MCI, Arthur Anderson, and 'investment' firms like Allen Stanford'$, or Bernie Madoff'$. Ryu failed to acknowledge that the $EC for four years failed to protect shareholders and the public by keeping DHI's antitrust violations and consumer extortion under wrap$. Ryu didn't even observe that the $EC flaunted a 1st FOIA request for 4 years, and avoided a 2nd with disingenuous ruses to hide evidence which proves its own non-feasance and corruption.[8] Since Ryu's mind was already made when she wrote Chen's RAR to declare Missud "vexatious," it was only natural that she'd dismiss the $EC from this suit- which was essentially Madoff-II: exposure of the $EC as a *Citizen$-United* corporate bought lap dog -which poops on Missud's reams of evidence spread on Chen's chambers floor.

Ninth Circuit Appeal 12-16602

Ryu's decision was then appealed to the Circuit. The Opening Brief was supported with genuine $EC admissions, and documents posted to it$ very own government website. Hundreds of pages of evidence positively received by the $EC notified it that publicly-traded DHI's interstate

[8] It's hard to believe that when testifying before Congress, Harry Markopolos only said that the $EC was "incompetent." The proper words he should have used, and knew as correct, were "corporate-bought."

racketeering was ongoing for at least a decade, and years before the Mortgage Meltdown. One might have thought that the corporate regulator would have intervened in 2006, *two years before* the nation's 2nd 'great' depression, and to stop Donald Horton's financial rape of America. But since the $EC gets paid-off by *Citizen$-United* corporations to conceal consumer predation by the *Citizen$-United* corporations, regulation isn't on the menu.

On October 15, 2012 Justices Gould, Clifton and Bybee all decided that "a review of the record and the opening brief indicates that the questions raised in this appeal are so insubstantial as not to require further argument." That's right, -three 9th Circuit Justices "reviewed the record" and felt that the $EC's violation of its own Rule 14(a)-8, avoidance of Congressional FOIA Act demands for 4 years, and bank fraud which torpedoed among the nation's largest banks was "insubstantial." Not Missud's words- *theirs.* [Please take judicial notice of their official non-hearsay court admi$$ion$].

Ninth Circuit Appeal 12-15658 of District 11-cv-3567-EMC

This appeal was recently decided on May 21, 2013. The 9th Circuit delayed decision for 8 months, awaiting Missud's disbarment during the April 15-19, 2013 Bar Court Trial -initiated by colleague Chen's April 2, 2012 Bar Complaint, and who was so easily caught in lies during March 9, 2012 oral argument [C:11-3567 #110]. Leavy, Murguia, and Thomas think that they're above the law just like

Gould, Clifton, Bybee, Reinhardt, Wardlaw, and Bea. The nine high-court ju$tice$ closed ranks and ruled against Missud because he's shining a very bright light on corrupt state and federal judges who think they're beyond reach of law enforcement.[9]

SCOTUS Writ for Certiorari of the Circuit'$ Dispositive Order in 12-15658

$ince three more Circuit justices decided that 314 Million Americans aren't worth the air that Donald Horton breaths, this appeal will also be submitted to this highest of courts for review. As Missud promised the venerable and 'judicially-immune' judge Chen at Transcript page 14:10, America will not be sold out to the fake *Citizen$-United,* or from under its real flesh-and-blood united citizens [C:11-3567 #110].

SCOTUS Writ 12-8191 of Circuit 12-16602

SCOTUS received the original Petition on December 27, 2012 but returned it for 'correction' because it supposedly lacked inclusion of lower court decisions. However, PACER's own records prove the Opening Brief was in fact accompanied by a very detailed and robust Appellant's Appendix which included all required lower court orders and decisions. [C:12-161 #164-1&2; filed 12-18-12].

Then SCOTUS required a couple thousand extra dollars for upgrades from Rule 33.2 pleadings

[9] See C:12-5468 #157 & 12-3117 #157, in which are registered overwhelming proof that the Bar: further$ Member$' financial targeting of the public; assist$ corporate fleecing of the masses; and tries to railroad Trials to conceal the corporate predation that they help orchestrate.

to 33.1 Booklets to make Missud go away. Missud instead coughed-up the cash, which then set-up SCOTUS to again "Deny Review." The 'Three Monkeys' [Nine in this case] struck again!

RULE 10: TEN REASONS FOR GRANTING THIS PETITION

There are at least TEN reasons of nationwide significance for granting this Petition. In general, they all concern the concepts of: "judicial immunity;" and "absolute power corrupt$ absolutely." *The two are identical.* 'Judicial immunity' dictate$ that judges are always right, regardless of whether they follow laws or acknowledge facts. That mean$ there is no law. 314,000,000 Americans deserve to know that *Citizen$-United* corporations easily buy judge$, who then claim 'judicial-immunity' after violating laws and ignoring all the facts. Justice is routinely sold to the highest of bidder$.... like the Koch$ and other *Citizen$-United* spon$or$.

1. The Nevada Supreme Court requested illegal state action from its executive branch in January 2010 after receiving Missud's Complaint and 600 records registered in the 9th District's C:10-235. The NSC thereafter tried to conceal a corporate "citizen's" predation of 2.6 Million real flesh-and-blood citizens. [Also see the Opening Brief and exhibits in recently decided 9th Circuit 12-15658];

2. The Nevada Supreme Court violated its own NRS 1.235, 41.660; NRAP 3A(b), 8, &10; Judicial

Canon 2.3; and federal due process, fairness, equal protections, court access, ..., to promote a Fortune-500 company's 27-state financial racketeering;

3. The Nevada Supreme Court provides safe harbor in Nevada where *Citizen$-United* corporations like D.R. Horton and "preferred lender" Wells Fargo target consumers -*interstate*, and with impunity;

4. The Nevada Supreme Court is worsening the Mortgage Meltdown by furthering the exact same kind of bank and builder fraud which initiated the Mortgage Meltdown to begin with;

5. The Nevada Supreme Court is supposed to interpret law on behalf of all its citizens- both corporate and mortal. However, in reality the NSC favors only fake *Citizen$-United* corporate 'citizen$' because they have all the money and 'juice;'

6. The Nevada Supreme Court has a long sordid past of 'juicing,' and being the 8th most beholden state supreme court to the special intere$t$. This case, in conjunction with *Caperton v. Massey,* now proves that the highest state courts across the nation are *Citizen$-United* corporate-bought.

7. Nevada's Supreme Court, like PA's Luzerne County Court, believes they are 'judicially immune' and above the law. That's why they both violated individuals' sacrosanct fundamental rights. That leads to a complete collapse of democracy. Just ask former Pennsylvania judge$ Ciavarella and Conahan's juvenile victims who were illegally imprisoned for cash kick-backs in Luzerne County;

8. The Nevada Supreme Court is the highest court in Nevada which supposedly provides the last chance for properly redressing grievances for citizens within its jurisdiction. 2.6 Million Nevadans don't know they have no chance before the N$C because it's biased towards 'juicy' *Citizen$-United* corporate special intere$t$;

9. The Nevada Supreme Court is in charge of Nevada's Foreclosure Mediation Program. Nevada is this Country's foreclosure capitol because the N$C promulgates rules to streamline corporate foreclosures of defrauded consumers' homes. The NSC has a pattern and practice of violating laws and ignoring facts to favor the 'juicy' *Citizen$-United* corporate special intere$t$ while destroying citizens' state and federal fundamental rights; and

10. If this U.S. Supreme Court doesn't acknowledge that the Nevada Supreme Court already sold justice to the highest bidders, then that in-turn proves that every court in America, *including the U.S. Supreme Court*, is willing to sell-out this Country to: the 1%; 'juicy' *Citizen$-United* corporation$; and to $calia'$ and Thoma$' be$t bud$ -the Koch Brother$.

CONCLUSIONS

Sooner than later, this U.S. Supreme Court will have to acknowledge and address the rampant judicial corruption endemic within America's legal $y$tem. This instant Petition is the 4th of at least Seven Petitions for Writ of Certiorari which is now docketed and proven to criminal standards. Each of

the seven is supported by official FRE-803 court and government documents which must be acknowledged. If this penultimate court doesn't acknowledge the lower state and federal courts' official orders and transcripts, and their plain black-and-white content, then that will in-turn prove there is no law in any court, anywhere in America including the U.S. Supreme Court.

American democracy is at stake and court corruption can't be allowed to destroy this nation.

EXIGENT CIRCUMSTANCES & REQUEST FOR IMMEDIATE RELIEF

Immediately relieve the Nevada Supreme Court from all its official duties under SCOTUS Rule 10. The U.S. Supreme Court has supervisory power over every state supreme court. Every day, the N$C strip$ its citizens of sacrosanct state *and federal* fundamental rights.

APPENDIX A1

IN THE SUPREME COURT OF THE
STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE
COMPANY, LTD. et al.,
Respondents.
______________________________/

ORDER DISMISSING APPEAL

This is a proper person appeal from a district court order granting a motion to intervene and expunging a lis pendens. Eighth Judicial District Court, Clark County; Elizabeth Gonzalez, Judge.

Our review of the documents transmitted to this court pursuant to NRAP 3(g) reveals a jurisdictional defect. In particular, this court has jurisdiction to consider an appeal only when the appeal is authorized by statute or court rule. *Taylor Constr. Co. v. Hilton Hotels*, 100 Nev. 207, 678 P.2d 1152 (1984). No statute or court rule authorizes an appeal from an order granting a motion to intervene or expunging a lis pendens. See NRAP 3A(b) (listing orders and judgments from which an appeal may be taken). Accordingly, as we lack jurisdiction over this appeal, we

ORDER this asppeal DISMISSED.

/S/ Cherry Douglas Gibbons July 25 2012
Cherry, C.J. Douglas, J Gibbons, J

APPENDIX A2

Missud's July 30, 2012 "Request for Reconsideration" detailing how the order granting a motion to intervene or expunging a lis pendens is indeed an appealable determination, is in the separately bound exhibits supporting this Writ, and also available at the Nevada Supreme Court's official, always-reliable, database as docket #12-24032 at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

APPENDIX A3

IN THE SUPREME COURT OF THE STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE COMPANY, LTD. et al.,
Respondents.
______________________________/

ORDER DENYING REHEARING

Rehearing Denied. NRAP 40(c).
It is so ORDERED.

/S/ Cherry	Douglas	Gibbons	October 25 2012
Cherry, C.J.	Douglas, J	Gibbons, J	

APPENDICES A4-A6

The November 15, 2012 "Request for Clarification" [12-36340], December 5, 2012 "Remittitur" [12-37168], and December 12, 2012 documents which the NSC refused to register because they notified the N$C that Petition for Writ would be Petitioned to SCOTUS [12-39542], are in the separately bound exhibits supporting this Writ, and also available at the Nevada Supreme Court's very own official and judicially noticeable database at: http://caseinfo.nvsupremecourt.us/public/caseView.do?csIID=28728

APPENDIX A7

IN THE SUPREME COURT OF THE
STATE OF NEVADA No. 60563

PATRICK A. MISSUD et al.,
Appellants,
v.
D.R. HORTON INC.; AND DHI MORTGAGE
COMPANY, LTD. et al.,
Respondents.
________________________________/

ORDER DENYING MOTION FOR CLARIFICATION

Proper person appellants have filed a motion requesting claraification of this court's order denying their petition for rehearing. Having considered the motion, we deny this request.

It is so ORDERED.

/S/ Cherry	Douglas	Gibbons	March 26 2012
Cherry, C.J.	Douglas, J	Gibbons, J	

Note: Only after this very Petition for Writ of Certiorari #12-9412 was docketed, did the N$C tend to business and rule on Missud's motion which had initially been skipped over as if not filed.

VERIFICATION AND PLEADING LENGTH

I, Patrick Missud am the Pro-Per Petitioner in the above-entitled action. I'm also an 18 USC §1513 informant. I prepared the foregoing Petition and therefore know the contents thereof. The same is true of my own knowledge, except as to those matters that are therein alleged on information and belief, and as to those matters, I believe it to be true.

This Petition conforms to pleading standards, has correct margins, is 8917 words, and written in 12 point Century type.

I declare under penalty of perjury under federal laws that the foregoing is true and correct. When called upon to testify as a witness or before Congress at judicial impeachment hearings, I will do so competently. This declaration was executed in the County of San Francisco.

/S/Patrick Missud 6-12-13
Patrick Missud Date

PROOF OF SERVICE:
I'm a citizen of the United States; over 18 years of age, my address is 91 San Juan Avenue, San Francisco, California, 94112; I'm employed in the County of San Francisco where this mailing occurred. On 6-13-2013, [or per USPS POS] I served the following documents:

PETITION FOR WRIT FOR CERTIORARI

By placing a true copies thereof in the mail and/or by fax, hand delivery, email:

U.S. Supreme Court
One First Street, N.E.
Washington DC, 20543
Express Mail: EI 352929077 US

U.S. Solicitor General, Room 5614
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, DC, 20530-0001

Wood Smith Henning and Berman
c/o Joel Odou
7674 West Lake Mead Blvd., Suite 150
Las Vegas, NV, 89128-6644

California Supreme and Court of Appeal, Attorney General (Ste. 11000); San Francisco Superior Court 350; 400 McAllister St.

San Francisco, CA, 94102
Attorneys and interested parties including: Nevada and California's Attorneys General, state and federal enforcement agencies, attorneys in related cases and appeals: CPF-10-510876, A135531, 11-CV-3567, 12-15658, 12-17622......

I declare under the penalty of perjury under the laws of California that the forgoing is true and correct.

/S/ Patrick Missud 6-13-2013
Patrick Missud Date

GIBSON DUNN

EXHIBIT K

CA-Federal 05708-0042

United States District Court
For the Northern District of California

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

PATRICK A. MISSUD,

Plaintiff,

v.

STATE OF NEVADA, *et al.*,

Defendants.

/

No. C-11-3567 EMC

ORDER ADOPTING MAGISTRATE JUDGE RYU'S REPORT AND RECOMMENDATION AS MODIFIED; GRANTING DEFENDANT'S MOTION TO DECLARE PLAINTIFF A VEXATIOUS LITIGANT; AND DISMISSING ACTION

(Docket Nos. 53, 59)

Plaintiff Patrick A. Missud, an attorney licensed in California[1] and representing himself, has filed suit against Defendant D.R. Horton, Inc. ("Horton") and numerous state and federal judicial defendants and public offices, including Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; the Eighth Judicial District Court of

[1] State Bar No. 219614.

1 County of Clark; the State of Nevada; Susan Eckhardt; David Sarnowski; the Nevada State Bar; and
2 Constance Akridge. Mr. Missud brings unspecified claims under 42 U.S.C. § 1983 for public
3 corruption and civil rights violations, on behalf of an unspecified class of purported victims. First
4 Amended Complaint ("FAC"), Docket No. 18, at 4.

5 In response to Defendant Horton's motion to dismiss and orders to show cause issued by the
6 Court, Magistrate Judge Ryu has issued a Report and Recommendation ("R&R"), recommending
7 dismissal of Mr. Missud's claims against all Defendants. Docket No. 53. In addition, Defendant
8 Horton has filed a motion to declare Plaintiff a vexatious litigant. Docket No. 59. Both matters are
9 pending before the Court.

10 **I. <u>FACTUAL & PROCEDURAL BACKGROUND</u>**

11 In his FAC, Mr. Missud alleges broadly that Defendants, led by Defendant Horton, have
12 "conspired to buy the judiciary, this Country and its Constitution." FAC at 3. Mr. Missud lays
13 much of the blame for the success of this purported conspiracy on the Supreme Court's recent
14 decisions in *Citizens United v. FEC*, 130 S. Ct. 876 (2010), and *AT&T Mobility v. Concepcion*, 131
15 S.Ct. 1740 (2011), which he claims have "allowed corporate 'citizens' to buy America's court[s] and
16 alternative dispute forum[s]." *Id.* at 2. He claims that those Defendants in the judiciary have acted
17 with bias against him in prior proceedings due to the influence of Horton and its subsidiaries,
18 including DHI Mortgage Company Ltd. ("DHI").[2] *Id.* at 8, 10. Although he does not describe the
19 particular transaction(s) that give rise to his complaint, it appears the root of his dissatisfaction with
20 Horton originates from his dealings with Horton and DHI in conjunction with his purchase of a
21 home in Nevada. *See* 07-2625 SBA, Docket No. 38, at 1-3 (summarizing previous similar claims
22 against same defendants). Nearly all of his allegations herein stem from judicial decisions that have
23 disagreed with his positions, which he equates with *per se* evidence of those judges' bias and
24 indebtedness to Horton. *See, e.g.*, FAC at 12. Although his allegations are broad and not entirely
25 clear, he asserts, *inter alia*, the following allegations of wrongdoing against specific Defendants:
26

27 [2] Mr. Missud does not always distinguish between D.R. Horton, Defendant in this action,
28 and DHI Mortgage, which is not a defendant in the instant case but has previously been a defendant in other cases brought by Mr. Missud.

United States District Court
For the Northern District of California

United States District Court
For the Northern District of California

1 • Nevada Division of Mortgage Lending ("NDML") Commissioner Susan Eckhardt – Plaintiff
2 alleges that Commissioner Eckhardt wrongfully refused to investigate consumer complaints against
3 Horton. FAC at 5-6.
4 • South Carolina Special Magistrate Coltrane – Plaintiff alleges that Magistrate Coltrane
5 wrongfully issued an injunction against picketers protesting Horton's sale of a golf course. FAC at
6 6-7.
7 • Nevada Discovery Commissioner Bulla – Plaintiff alleges that Commissioner Bulla
8 dishonestly claimed not to have received Mr. Missud's document submissions to the court. FAC at
9 7.
10 • Nevada Judge Gonzales – Plaintiff alleges that Judge Gonzales wrongfully sealed court
11 records "regarding DHI's interstate financial crimes," blocked media from court proceedings, struck
12 Plaintiff's case despite its merit (according to Mr. Missud), and failed to recuse herself despite
13 Plaintiff's motion to disqualify her based on bias. FAC at 7-8.
14 • Clark County's Eighth District Court & Court Executive Officer Grierson – Plaintiff alleges
15 that these Defendants failed to respond to subpoenas to produce video evidence of Judge Gonzales's
16 bias. FAC at 9-10.
17 • Nevada Commission on Judicial Discipline and Executive Director Sarnowski – Plaintiff
18 alleges that these Defendants failed to investigate Plaintiff's claims of judicial misconduct against
19 Judge Gonzales. FAC at 10.
20 • Nevada Supreme Court – Plaintiff alleges that the Court wrongfully requested that the
21 Nevada Attorney General investigate Plaintiff after receiving Plaintiff's amicus brief in another
22 action, and denied his Emergency Motion to Compel production of the video and documents
23 regarding his accusations of bias against Judge Gonzales. FAC at 11, 12. The Court also reduced
24 the damages a jury awarded to another plaintiff (Betsinger) in another action against Horton. FAC
25 at 11. Mr. Missud summarily alleges that the Nevada Supreme Court is "the Country's 8th most
26 beholden state supreme court to the special interests." FAC at 12. The link Mr. Missud provides in
27 support of this statement is an article stating that the court ranks eighth in election fundraising. *Id.*
28 • San Francisco Superior Court Judges Woolard and Giorgi – Plaintiff alleges that Judge

1 Woolard confirmed an arbitration award against Mr. Missud's evidence of fraud in the arbitration
2 proceedings. FAC at 14. Judge Giorgi then denied a motion for reconsideration of Judge Woolard's
3 decision. *Id.* Judge Giorgi also denied a motion to vacate based on fraud an order in favor of
4 Horton in San Francisco Superior Court case CPF-10-510876, and a later motion for
5 reconsideration. FAC at 15. Mr. Missud states that her failure to consider his conclusive evidence
6 renders her biased. *Id.* at 15-16.

7 • U.S. District Court Judge Armstrong – Plaintiff alleges that Judge Armstrong's rulings in 07-
8 2625, another case by Plaintiff against Horton, dismissing his case for lack of personal jurisdiction
9 and failing to consider certain evidence he submitted, were incorrect and evinced bias in favor of
10 Horton. FAC at 17-18.

11 • U.S. District Court Judge Roger Benitez – Plaintiff alleges that Judge Benitez granted Horton
12 and DHI's request for arbitration in a suit against them by five class action representatives in San
13 Diego, 08-592-RBB, on the basis of bias. FAC at 19.

14 • U.S. District Court Judge Hunt – Plaintiff alleges that Judge Hunt wrongfully granted
15 summary judgment in favor of Horton in a suit filed by a different plaintiff unrelated to Mr. Missud.
16 FAC at 21-22.

17 Plaintiff asserts that Horton has essentially purchased cooperation from each of these
18 Defendants. Mr. Missud also includes allegations of corruption among Texas officials, not named as
19 Defendants in this complaint. *See* FAC at 22-25.[3] Plaintiff further alleges that California Superior
20 Court Mediator/Arbitrator Michael Carbone – also not named in this action – dismissed Mr.
21 Missud's arbitration case against Allstate Insurance on the basis of bias toward a repeat client. FAC
22 at 13. Mr. Missud summarily connects this particular arbitration decision to allegations of arbitral
23 fraud in other courts and in the media without any factual allegations as to how his particular case
24 was improper. He requests disgorgement of profits, restitution, treble damages, injunctive relief, an
25 order vacating prior judgments in other courts in favor of Horton, attorney's fees and costs, and
26 prejudgment interest. FAC at 28.

27

28 [3] Mr. Missud also included claims against the SEC, SEC Chairwoman Mary Shapiro, and the United States, but those parties have now been severed from this case. *See* Docket No. 52.

United States District Court
For the Northern District of California

On December 1, 2011, Defendant Horton filed a motion to dismiss Plaintiff's complaint against it for lack of personal jurisdiction, or in the alternative, on the grounds of forum non conveniens. Docket No. 37. On December 5, 2011, Judge Ryu issued an order to show cause why the Court should not dismiss Judicial Defendants[4] on grounds of judicial immunity. Docket No. 41. On December 22, 2011, Judge Ryu further ordered Plaintiff to show cause why the Court should not dismiss Unserved Defendants[5] on the grounds of lack of service under Rule 4(m). Docket No. 49. After reviewing the parties' submissions as to each of these issues, Judge Ryu issued an R&R recommending: (1) that Defendant Horton's motion to dismiss for lack of personal jurisdiction be granted; (2) that Plaintiff's complaint be dismissed with prejudice as to Judicial Defendants on the basis of judicial immunity; and (3) that Plaintiff's complaint be dismissed without prejudice as to Unserved Defendants on the basis of Plaintiff's failure to serve them within 120 days pursuant to Rule 4(m).

Plaintiff objected to Judge Ryu's R&R and filed voluminous documents with this Court, including several Requests for Judicial Notice. *See* Docket Nos. 58, 63, 69, 71, 73, 74, 79-81, 83-86. He has also filed requests for the Court to issue subpoenas and order U.S. Marshals to effect service on Defendants. *See* Docket Nos. 55, 65.

Defendant Horton filed a Reply in support of Judge Ryu's R&R, along with a motion to declare Plaintiff a vexatious litigant, on January 25, 2012. Docket No. 59. Horton asserts that Plaintiff has filed seven frivolous lawsuits against it in Nevada and California state and federal courts since 2005, and that previous sanctions have not deterred Plaintiff from filing additional frivolous suits and engaging in abusive and harassing litigation tactics. Horton requests a

---

[4] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons, Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark.

[5] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

United States District Court
For the Northern District of California

United States District Court
For the Northern District of California

1 declaration that Mr. Missud is a vexatious litigant and an order requiring him to: (1) post Security of
2 Costs in this action in the amount of $50,000, absent which the complaint would be subject to
3 dismissal with prejudice; (2) obtain pre-filing permission before filing any actions on his behalf or
4 on behalf of his spouse, Julie Missud, if those complaints name as parties Horton, DHI, their
5 affiliates, their employees, and their attorneys or other individuals associated with this action.
6 Defendant requests that Plaintiff be ordered to provide a copy of any proposed complaint along with
7 a letter requesting that the complaint be filed and copies of the Nevada State Court orders finding
8 him in contempt and sanctioning him, proof of satisfaction of the Judgments of Sanctions against
9 him, and a copy of this Court's order in this case; (3) post Security of Costs in any future action
10 against the Parties in this matter, in an amount to be determined by this Court; and (4) pay sanctions
11 in an amount determined by this Court and report said sanctions to the State Bar for any appropriate
12 disciplinary review due to his violations of Local Rule 11-4. Defendant also suggests a possible
13 order requiring Plaintiff to complete anger management and ethics continuing education. Finally,
14 Defendant proposes that any violation of the pre-filing order would expose Plaintiff to a contempt
15 hearing and injunctive relief consistent with the order, and that any action filed in violation of the
16 order be subject to dismissal. *See* Docket No. 59 at 17-18. Plaintiff opposes Defendant's motion to
17 declare him a Vexatious Litigant. Docket No. 62.

18 ## II. DISCUSSION

19 A. Judge Ryu's Report and Recommendation

20 Judge Ryu recommends dismissing Plaintiff Missud's complaint as against all Defendants
21 on the basis of (1) lack of personal jurisdiction as against Defendant DR Horton; (2) judicial
22 immunity as against the Judicial Defendants; and (3) failure to effect proper service of process as
23 against Defendants State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and
24 Constance Akridge. R&R, Docket No. 53, at 1-2. The Court **ADOPTS** Judge Ryu's R&R as
25 modified herein for the reasons set forth below.

26 1. Personal Jurisdiction – Defendant Horton

27 The Court adopts Judge Ryu's R&R with respect to Defendant Horton in its entirety. Mr.
28 Missud fails to provide any basis for challenging Magistrate Judge Ryu's conclusion that Horton has

United States District Court
For the Northern District of California

no contacts with California that would give rise to personal jurisdiction. *See* R&R, Docket No. 53, at 6-7 (concluding that filing a state court judgment in another state does not confer jurisdiction; that the Court cannot treat Plaintiff's allegations as to DHI's contacts with California as relevant to Horton's contacts because the two are "distinct legal entities" and DHI is a non-party; and that Plaintiff has failed to produce evidence of Horton's contacts). Judge Ryu's conclusion is also in accord with the numerous other state and federal courts in California in which Mr. Missud has attempted to bring suit against Horton. Those courts have concluded that they lack personal jurisdiction over Defendant Horton. *See, e.g., Missud v. D.R. Horton, et al.*, U.S. District Court for the Northern District of California, C-07-2625 SBA, Defendant's RJN, Docket No. 61, Ex. 6 (dismissing the action for lack of personal jurisdiction and forum non conveniens); *Missud v. D.R. Horton, et al.*, San Francisco Superior Court, CGC 05-447499, Defendant's RJN, Docket No. 61, Ex. 2-4 (finding lack of personal jurisdiction with respect to Defendant Horton); *Missud v. D.R. Horton, et al.*, San Francisco Superior Court, CGC 06-457207, Defendant's RJN, Docket No. 61, Ex. 5 (dismissing action without prejudice for lack of personal jurisdiction).

2. Judicial Immunity – Judicial Defendants

Judge Ryu recommends dismissing Plaintiff's complaint against the Judicial Defendants on the basis of judicial immunity. R&R at 3 ("Judges and 'individuals necessary to the judicial process' at the state and federal levels are 'generally immune from civil liability under [§] 1983.'") (quoting *Olsen v. Idaho State Bd. of Med.*, 363 F.3d 916, 923 (9th Cir. 2004) (citations and quotation marks omitted); *Meek v. Cnty. of Riverside*, 183 F.3d 962, 965 (9th Cir. 1999) (citing *Mireles v. Waco*, 502 U.S. 9, 9-10 (1991))). As Judge Ryu concluded, Plaintiff provided no evidence to support a conclusion that Judicial Defendants acted "in the clear absence of all jurisdiction" so as to strip them of judicial immunity. *See Sadoski v. Mosley*, 435 F.3d 1076, 1079 (9th Cir. 2006) (quoting *Stump v. Sparkman*, 435 U.S. 349, 356-57 (1978) (quotation marks omitted)). While Plaintiff asserts that they acted without authority, he fails to explain how they have done so. *See* Obj. at 3. In fact, Plaintiff's own allegations evince otherwise, as his complaint about Judicial Defendants is not that they had no authority to act, but that they made the wrong decisions. *Id.* at 3-4. Judge Hamilton has just so ruled in another case involving Plaintiff, filed against some of the

1 same Judicial Defendants as the instant case. *See Missud v. San Francisco Superior Court et al.*, 11-
2 1856 PJH, Docket No. 54, at (granting motion to dismiss complaint against, *inter alia*, Judges
3 Woolard and Giorgi, among other judicial defendants not named in this action, on the basis of
4 judicial immunity). Some of the conduct alleged in this case against Judges Woolard and Giorgi –
5 their confirmation of an arbitration award in favor of Allstate Insurance against Plaintiff – is also
6 alleged in Plaintiff's case before Judge Hamilton and covered by her ruling on judicial immunity.
7 *Compare* 11-3567 EMC, FAC at 14, *with* 11-1856 PJH, Docket No. 19, at 6-8.

8 It is worth noting that, unlike federal judges who are absolutely immune from all suits, *see*
9 *Mullis v. United States Bankruptcy Court*, 828 F.2d 1385, 1394 (9th Cir. 1987), state judges may, in
10 very limited circumstances, be subject to suit under § 1983. *See* 42 U.S.C. § 1983 (as amended by
11 Pub. L. 104-317, Title III, § 309(c), 110 Stat. 3853 (Oct. 19, 1996)) ("[I]n any action brought against
12 a judicial officer for an act or omission taken in such officer's judicial capacity, injunctive relief
13 shall not be granted unless a declaratory decree was violated or declaratory relief was unavailable.");
14 *Flanders v. Snyder Bromley*, No. 09-01623 CMA-KMT, 2010 WL 2650028, at *7 (D. Colo., Jun.
15 30, 2010) ("If these special circumstances do not exist in a § 1983 action, absolute judicial immunity
16 bars claims for injunctive relief.") (citing *Lawrence v. Kuenhold*, 271 F. App'x. 763, 766 n. 6 (10th
17 Cir. 2008)); *Brandon E. ex rel. Listenbee v. Reynolds*, 201 F.3d 194, 197 (3d Cir. 2000) (same).
18 Plaintiff has made no showing that those circumstances obtain here.

19 Even if state Judicial Defendants were not protected by judicial immunity, Plaintiff's claims
20 would still be barred for two reasons. First, Plaintiff's claims are barred by the *Rooker-Feldman*
21 doctrine because he seeks to overrule previous state court rulings against him. "[A] federal district
22 court does not have subject matter jurisdiction to hear a direct appeal from the final judgment of a
23 state court." *Manufactured Home Communities, Inc. v. City of San Jose*, 420 F.3d 1022, 1029 (9th
24 Cir. 2005). "As the Ninth Circuit has explained, *Rooker-Feldman* prohibits a federal district court
25 from exercising jurisdiction over a suit that is a 'de facto appeal from a state court judgment.'"
26 *Khanna v. State Bar of California*, 505 F. Supp. 2d 633, 640-41 (N.D. Cal. 2007) (quoting
27 *Kougasian v. TMSL, Inc.*, 359 F.3d 1136, 1139 (9th Cir. 2004)); *Cunningham v. Mahoney*, No. C 10-
28 01182 JSW, 2010 WL 2560488, at *3 (N.D. Cal. June 22, 2010). Here, Plaintiff is essentially

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1 appealing various state court decisions rejecting his arguments and purported evidence of corruption
2 on the part of Defendant Horton and the Judicial Defendants. Because Plaintiff complains "of a
3 legal wrong allegedly committed by the state court and seeks relief from the judgment of that court,"
4 this Court lacks jurisdiction to consider his claims. *Khanna*, 505 F. Supp. 2d at 641 (quoting *Noel v.*
5 *Hall*, 341 F.3d 1148, 1163 (9th Cir. 2003)).
6 Second, to the extent that any of Plaintiff's claims against Judicial Defendants would survive
7 both judicial immunity and *Rooker-Feldman*, Plaintiff has wholly failed to state a claim as against
8 any Judicial Defendant. Instead of facts, Plaintiff recounts in detail the Judicial Defendants'
9 decisions against him and then concludes, *ipso facto*, that they are corrupt. Such allegations are
10 entirely conclusory and therefore lacking in merit. *See Moss v. United States Secret Serv.*, 572 F.3d
11 962, 969, 971 (9th Cir. 2009) (assigning no weight to conclusory allegations); *see also Bell Atlantic*
12 *Corp. v. Twombly*, 550 U.S. 544 (2007); *Ashcroft v. Iqbal*, 129 S. Ct. 1937 (2009). As Judge Ryu
13 noted, Plaintiff's FAC "does not set forth clear causes of action, but lambastes prior judicial
14 decisions against Plaintiff, corporate influence in American politics, and pervasive corruption in the
15 judiciaries and regulatory agencies of the United States, California, and Nevada." R&R at 2 (citing
16 FAC at 5-28). Although a pro se plaintiff would ordinarily be given some degree of leniency, in the
17 instant case, Plaintiff is an attorney who has filed numerous similar claims. *See Missud v. San*
18 *Francisco Sup. Ct.*, No. 11-1856 PJH (N.D. Cal. April 18, 2011); *Missud v. D.R. Horton, Inc.*, No.
19 10-235-SI (N.D. Cal. Jan. 19, 2010); *Missud v. D.R. Horton, Inc.*, No. 07-2625-SBA (N.D. Cal. filed
20 May 17, 2007); *Missud v. D.R. Horton, Inc.*, No. A551662 (Nev. Dist. Ct. filed Nov. 13, 2007);
21 *Missud v. D.R. Horton, Inc.*, No. 06-457207 (Cal. Super. Ct. filed Oct. 23, 2006); *Missud v. D.R.*
22 *Horton, Inc.*, No. 05-447499 (Cal. Super. Ct. filed Dec. 9, 2005); *Missud v. D.R. Horton, Inc.*, No.
23 05-444247 (Cal. Super. Ct. filed Aug. 22, 2005). In each one, Plaintiff has flouted the requirements
24 of Rule 11 and made sweeping, frivolous accusations without factual support. *See, e.g.*, *Missud v.*
25 *San Francisco Sup. Ct.*, No. 11-1856 PJH, Docket No. 54, at 2 (N.D. Cal. Feb. 13, 2012) ("[T]he
26 details of plaintiff's allegations are elusive; the complaint is loaded with vague, conclusory, and
27 hyperbolic statements, as well as what appear to be nonsensical and far-flung facts. The court also
28 notes that some of the allegations are quite reckless given plaintiff's status as an officer of the very

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1 court he is suing."). Accordingly, dismissal with prejudice as against the Judicial Defendants is
2 warranted.

3 3. Service of Process – Unserved Defendants

4 Judge Ryu recommends dismissing Plaintiff's complaint as against the Unserved
5 Defendants[6] without prejudice based on Plaintiff's failure to serve them within 120 days as required
6 by Federal Rule of Civil Procedure 4(m). The Court finds the report correct, well-reasoned, and
7 thorough, and **ADOPTS** the R&R in full as to Unserved Defendants.

8 B. Plaintiff's Requests for Judicial Notice

9 Plaintiff has filed sixteen requests for judicial notice in this action, totaling over 1,300 pages
10 of documents. Plaintiff asks the Court to take judicial notice of documents that, *e.g.*, "provide proof
11 of ALL the allegations in the [FAC]." Plaintiff's Request for Judicial Notice ("RJN"), Docket No.
12 58, at 2. While many of these documents (*i.e.*, filings and orders in other court proceedings) are
13 judicially noticeable for certain purposes, such as to demonstrate the existence of other court
14 proceedings, they are not judicially noticeable for Mr. Missud's purpose, which is to demonstrate
15 that his arguments and allegations against Defendants are true.[7] *See* Fed. R. Evid. 201. Other
16 documents, such as articles about judicial fund-raising, are not judicially noticeable for any purpose,
17 much less Plaintiff's proffered purpose of demonstrating improper conduct on the part of any
18 Defendant. *See, e.g.*, Docket No. 58 at Chapter 5. As with Mr. Missud's other filings, he equates
19 denial of any of his requests with corruption, such that the more he loses, the greater the proof of
20 corruption he has purportedly unveiled. These documents are not judicially noticeable as any kind
21 of substantive proof of his claims.

22 Accordingly, the Court **GRANTS** Plaintiff's Request for Judicial Notice as to the official
23 court documents from other proceedings, and **DENIES** the request as to all other documents. In
24 addition, the Court emphasizes that the fact it takes judicial notice of court documents does not mean
25

26 [6] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance
27 Akridge.

28 [7] In addition, many of the documents contain Mr. Missud's own annotations, which are argument and not judicially noticeable.

that it agrees with Plaintiff's characterization of the meaning of those documents.

C. Requests for Subpoenas and Marshal Service

Mr. Missud has filed a request for subpoenas due to what he describes as officials' disregard of his previous subpoenas. Specifically, he requests that the Court sign subpoenas demanding production of video evidence, rulings, and other documents from the Nevada District Court which Mr. Missud contends would demonstrate Judge Gonzales's bias. *See* Docket No. 55-2. Similarly, at Docket No. 73, Plaintiff requests judicial notice of the fact that the California Superior Court has acknowledged receipt of his subpoenas. However, the document to which Mr. Missud points is a letter from the Superior Court's attorney noting that a subpoena is unnecessary to obtain transcripts of proceedings. Instead, the letter provides contact information for the court reporters from whom Mr. Missud can request the transcripts he seeks. *See id.* Ex. 1.

Because the Court has already dismissed Plaintiff's claims against Judge Gonzales with prejudice as described above, the Court **DENIES** Plaintiff's request as moot.

Plaintiff also requests that this Court appoint federal Marshals to serve the Summons and complaint on state judges and officials. *See* Docket No. 55-1, 65. Plaintiff cites to Federal Rule of Civil Procedure 4(c)(3), which gives the Court discretion to order U.S. Marshals to effect service. However, most of the defendants on whom Plaintiff requests service are already covered by the Court's ruling above to dismiss the complaint with prejudice as against Judicial Defendants. Indeed, Plaintiff's request at Docket No. 65 requests service only on Judge Gonzales and Court CEO Grierson. Moreover, with respect to the Unserved Defendants, as Judge Ryu found, Plaintiff has failed to show any cause for why he has failed to properly serve Defendants prior to the Rule 4(m) deadline. Plaintiff's requests for service are well past the 120-day deadline imposed by Rule 4(m). Accordingly, the Court **DENIES** Plaintiff's requests to appoint U.S. Marshals to effect service on any Defendants.

D. Motion to Declare Plaintiff a Vexatious Litigant

Defendant Horton has filed a motion to declare Plaintiff a vexatious litigant and to impose a pre-filing order on him. "The All Writs Act, 28 U.S.C. § 1651(a), provides district courts with the inherent power to enter pre-filing orders against vexatious litigants. However, such pre-filing orders

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1 are an extreme remedy that should rarely be used." *Molski v. Evergreen Dynasty Corp.*, 500 F.3d
2 1047, 1057 (9th Cir. 2007) (internal citations omitted). A pre-filing review order is appropriate if
3 (1) the plaintiff is given adequate notice and an opportunity to oppose the order; (2) the Court
4 compiles an adequate record for review; (3) the Court makes substantive findings as to the frivolous
5 or harassing nature of the litigant's actions; and (4) the order is narrowly tailored "to closely fit the
6 specific vice encountered." *Id.* (quoting *De Long v. Hennessey*, 912 F.2d 1144, 1145-48 (9th Cir.
7 1990)); *see also Johns v. Town of Los Gatos*, 834 F. Supp. 1230, 1232 (N.D. Cal. 1993) (applying
8 *De Long*).

9 1. Notice

10 In the instant case, the Court finds that the notice requirement has been satisfied, as
11 Defendant Horton's motion to declare Plaintiff a Vexatious Litigant provided him with notice, and
12 he has received an opportunity to be heard by filing his opposition to said motion and through the
13 hearing set for March 9, 2012. *See Molski*, 500 F.3d at 1057 ("Molski had fair notice of the
14 possibility that he might be declared a vexatious litigant . . . because the district court's order was
15 prompted by a motion filed by the defendants and served on Molski's counsel. Also, Molski had the
16 opportunity to oppose the motion, both in writing and at a hearing.").

17 2. Adequate Record

18 The second requirement is that the Court compile an adequate record for review. "An
19 adequate record for review should include a listing of all the cases and motions that led the district
20 court to conclude that a vexatious litigant order was needed." *Id.* (quoting *De Long*, 912 F.2d at
21 1147).

22 In the instant case, Mr. Missud has been involved in the following prior actions against
23 Defendant Horton, for which the record contains orders and filings supplied by the parties:

24 • *Missud v. D.R. Horton, et al.*, CGC 05-444247, San Francisco Superior Court. Defendant's
25 RJN, Docket No. 61, Ex. 1. The court sustained a motion to quash service of summons and
26 complaint on grounds of forum non conveniens and dismissed the case without prejudice on
27 November 9, 2005.

28 • *Missud v. D.R. Horton, et al.*, CGC 05-447499, San Francisco Superior Court. Defendant's

1 RJN, Docket No. 61, Ex. 2. The court sustained a motion to quash service of summons and
2 complaint on grounds of lack of personal jurisdiction against Horton, sustained the motion on
3 grounds of failure to effect proper service as to the remaining defendants (including DHI), and
4 dismissed the case against Horton without prejudice on April 25, 2006. *Id.* The court quashed
5 service of summons as against the remaining defendants again on September 13, 2006. Defendant's
6 RJN, Docket No. 61, Ex. 3. Finally, the court dismissed the action without prejudice as against the
7 remaining defendants based on lack of personal jurisdiction on January 11, 2007. Defendant's RJN,
8 Docket No. 61, Ex. 4.

9 • *Missud v. D.R. Horton, et al.*, CGC 06-457207, San Francisco Superior Court. Defendant's
10 RJN, Docket No. 61, Ex. 5. On February 15, 2007, the court dismissed the action without prejudice
11 against all defendants for lack of personal jurisdiction and took defendants' motion to declare Mr.
12 Missud a vexatious litigant off calendar in light of its dismissal. *Id.*

13 • *Missud v. D.R. Horton, et al.*, C 07-2625 SBA, United States District Court for the Northern
14 District of California. Defendant's RJN, Docket No. 61, Ex. 6. On October 30, 2007, the court
15 dismissed the action for lack of personal jurisdiction, forum non conveniens, and statute of
16 limitations. The court also issued an order noting that Plaintiff had submitted numerous post-
17 judgment documents to the court that failed to comply with the applicable Local Rules.
18 Defendant's RJN, Docket No. 61, Ex. 9. The court therefore ordered Plaintiff to comply with said
19 rules, and authorized the Case Systems Administrator to "return all non-conforming papers to
20 Plaintiff." *Id.*

21 • *Missud v. D.R. Horton, et al.*, No. A551662, Nevada District Court, Clark County.
22 Defendant's RJN, Docket No. 61, Ex. 7. In this case, the court held Mr. Missud in contempt for
23 knowingly and intentionally violating the terms of a stipulated protective order and for sending
24 threatening communications to witnesses and counsel involved in the litigation. *Id.* at 2. The court
25 granted defendants an award of attorney's fees and costs in conjunction with enforcing the
26 protective order and the contempt proceedings, in the amount of over $48,000. *Id.* at 5. The court
27 justified its fee award in part on the basis that Mr. Missud "continuously and unrelentingly refused
28 to comply with this Court's various Orders" and that he had engaged in "continuous improper

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1 conduct," which drove up the cost of litigation. *Id.* at 6-7. Excerpts of the transcript from the show
2 cause proceedings before Judge Gonzales – in which Mr. Missud was instructed to show cause why
3 he should not be sanctioned – as well as Judge Gonzales's previous order finding Mr. Missud in
4 contempt, are also in the record, Plaintiff's Request for Judicial Notice ("RJN"), Docket No. 58,
5 Chapter 4, as well as transcripts of previous proceedings in the matter before Commissioner Bulla,
6 RJN, Docket No. 84, Ex. 3. On appeal, the Supreme Court denied Mr. Missud's motion for a stay,
7 motion for a moratorium on all nonjudicial foreclosures, and motion to compel discovery on June
8 20, 2011, noting that Plaintiff had not sought a stay in the district court and that such relief was
9 unwarranted nonetheless. *Missud v. D.R. Horton, et al.*, No. 56502, Nevada Supreme Court.
10 Defendant's RJN, Docket No. 61, Ex. 10. In addition, the court noted that "Mr. Missud's filings in
11 this matter have been voluminous and meritless thus far. We caution him that further abuse will
12 result in the imposition of sanctions." *Id.* The Supreme Court later affirmed the District Court's
13 order imposing sanctions, finding that Mr. and Mrs. Missud had failed to "raise any challenge on
14 appeal as to the district court's findings that appellants engaged in abusive litigation tactics by
15 contacting and threatening [Horton's] employees." Plaintiff's RJN, Docket No. 58, Chapter 5,
16 November 22, 2011 Order at 2. The Court rejected Mr. Missud's claims that the district court failed
17 to consider his evidence, that the court violated his due process rights, and that the order was
18 procured by fraud. *Id.* It later denied rehearing of Mr. Missud's claims in response to his petition
19 for rehearing en banc. Plaintiff's RJN, Docket No. 74, February 24, 2012 Order.
20 • *Missud v. D.R. Horton, et al.*, No. 10-235 SI, United States District Court for the Northern
21 District of California. Defendant's RJN, Docket No. 61, Ex. 8. On April 2, 2010, Judge Illston
22 dismissed Defendant Judges Armstrong, Benitez, Edenfield, and Redinger with prejudice on the
23 grounds of absolute judicial immunity. The court dismissed Plaintiff's remaining claims against
24 other defendants without prejudice based on his voluntary dismissal.
25 • *Missud v. D.R. Horton, et al.*, No. CPF 10-510876, San Francisco Superior Court. *See*
26 Defendant's RJN, Docket No. 61, Ex. 12. Horton initiated this case to domesticate the Nevada State
27 Court judgment to California. *See* Docket No. 59 at 14-15. The Superior Court, Judge Giorgi,
28 denied Mr. Missud's motion to vacate the Nevada judgment. *See* Plaintiff's RJN, Docket No. 58,

Chapter 6 (partial transcript of January 19, 2011 proceedings); *see also id.* (transcript of June 30, 2011 proceedings regarding motion for reconsideration). In case no. No. A131566, the Court of Appeal, First Appellate District, struck a "Declaration in Support of Already Registered Evidence" which Plaintiff claimed listed "examples of 'official and judicial corruption' supported by citations to specified internet addresses." Defendant's RJN, Docket No. 61, Ex. 12. The court struck the declaration as unauthorized under the rules of court. *Id.* The court later affirmed the Superior Court's denial of Mr. Missud's motion to vacate the Nevada state court judgment. Defendant's RJN, Docket No. 61, Ex. 12. The Court of Appeal noted numerous "procedural inadequacies" in Plaintiff's submissions to the Court. *Id.* at 2. Nonetheless, considering the appeal on the merits, the Court found that "Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed." *Id.* On further appeal in Case No. S1983532, the California Supreme Court denied Mr. Missud's request for judicial notice and petition for writ of mandate. *See* Defendant's RJN, Docket No. 61, Ex. 13; *see also* Plaintiff's RJN, Docket No. 58, Chapter 10 (attaching petition for writ of mandate).

- *Missud v. D.R. Horton, et al.*, No. 11-3567 EMC, U.S. District Court for the Northern District of California. In the instant case, Plaintiff again attempts to subject Horton to personal jurisdiction in California, despite the fact that numerous courts have already rejected such claims and despite the fact that he offers no evidence of Horton's contacts with California that would be sufficient to confer general or specific jurisdiction. In addition, as other courts have noted, Plaintiff has continued to file voluminous and procedurally improper documents with this Court, including successive requests for judicial notice discussed further below.

Accordingly, given the record compiled from Mr. Missud's prior actions against Horton, listed above, and the record on file in the case at bar, the Court concludes the record is adequate for review. *Molski*, 500 F.3d at 1057.

3. Substantive Findings as to the Frivolous or Harassing Nature of Plaintiff's Actions

Under the third prong, the Court must "look at both the number and content of the filings as indicia of the frivolousness of the litigant's claims." *Molski*, 500 F.3d at 1059 (citations and quotation marks omitted). "An injunction cannot issue merely upon a showing of litigiousness. The

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1 plaintiff's claims must not only be numerous, but also be patently without merit." *Id.* (citations and
2 quotation marks omitted). In the instant case, the Court finds that there is a sufficient basis to
3 conclude that Mr. Missud's litigation against Defendant Horton and its affiliates, subsidiaries, and
4 employees has been abusive and frivolous.
5 First, Plaintiff's claims against Horton have lacked any credible factual basis and Plaintiff
6 has refused to comply with Court rules and procedures in making his claims. Defendant sums up the
7 problem with Mr. Missud's tautological claims against Horton succinctly: "[H]e alleges that he lost
8 his prior six cases against D.R. Horton because the courts were 'corrupt.' As proof, he points to the
9 fact that he lost these six prior cases." Reply, Docket No. 70, at 6. Plaintiff's failure to comply with
10 Rule 11 and Civil Rule 11-4 is all the more troubling given his status as a member of the California
11 Bar. In the instant case, for example, besides his citation to § 1983 and general references to
12 racketeering, he has failed to provide Horton with notice of any concrete claims he raises against it.
13 Instead, his complaint is filled with summary accusations of corruption. *See, e.g.*, FAC at 4 (stating
14 that Horton has "caused thousands of consumers' financial evisceration through illegal means and
15 by corrupting public figures"); Objection to R&R, Docket No. 55, at 2 ("This has already become a
16 landmark case. It already showcases absolute corruption of 23 judges made possible by the Citizen$-
17 United ruling which has paved a long, tortuous path for ordinary, real, flesh-and-blood, non-
18 corporate, fleece-able, citizen-litigants."); *id.* at 5 (stating that in comparison the Defendants in this
19 case, "Not even Hosni Mubarak financially raped Egypt quite so much."); *id.* at 12 ("Billion dollar
20 DHI was not content with just the purchase of Nevada's di$trict and $upreme court$. DHI also had
21 to prove that it could buy California's."). These are just a small sampling of Plaintiff's unsupported
22 accusations against Horton and other Defendants.
23 Plaintiff's opposition, Docket No. 67, continues this tactic, as he merely restates his
24 conclusory claims that Horton has "bought" numerous federal and state judges and public officials,
25 with no factual allegations to support such a claim. *See, e.g.*, Opp. at 6 (alleging that DHI "bought"
26 Commissioner Bulla and Judge Gonzales, with no support other than the fact that those officials
27 ruled against Mr. Missud); Opp. at 7 (speculating that Horton has wired money to the Cayman
28 Islands as payment to corrupt judges). He also seems to assume that one decision against Horton in

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an unrelated case would be sufficient to constitute "proof" of his own claims. *See, e.g.*, Opp. at 7 (faulting Judge Armstrong for disregarding a verdict against Horton in a different case in Nevada state court, in which Mr. Missud was not involved).

As another example, Mr. Missud filed a request for judicial notice in conjunction with his opposition to Defendant's motion to declare him a vexatious litigant. Docket No. 63. This RJN attaches numerous documents – including purported sales numbers for DR Horton and its subsidiaries, waivers of service of summons from prior cases, a National Labor Relations Board order from an unrelated case, the stipulated protective order in the Nevada state court case, transcripts of proceedings in prior cases, affidavits of service of subpoenas, and court orders in prior cases – that are either unauthenticated, unrelated to the present action, and/or not judicially noticeable for Mr. Missud's supposed purpose of demonstrating corruption and conspiracy. These documents merely provide further support to Horton's claim that Mr. Missud's tactics are abusive and that he routinely violates the Local Rules[8] and Federal Rules of Civil Procedure.[9]

---

[8] Local Rule 11-4, Standards of Professional Conduct, provides in relevant part:

> (a) Duties and Responsibilities. Every member of the bar of this Court and any attorney permitted to practice in this Court under Civil L.R. 11 must:
>
> > (1) Be familiar and comply with the standards of professional conduct required of members of the State Bar of California;
> >
> > (2) Comply with the Local Rules of this Court;
> >
> > (3) Maintain respect due to courts of justice and judicial officers;
> >
> > (4) Practice with the honesty, care, and decorum required for the fair and efficient administration of justice; [and]
> >
> > (5) Discharge his or her obligations to his or her client and the Court.

[9] Rule 11 provides in pertinent part as follows:

> (b) Representations to the Court. By presenting to the court a pleading, written motion, or other paper-whether by signing, filing, submitting, or later advocating it-an attorney or unrepresented party certifies that to the best of the person's knowledge, information, and

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These tactics are similar to those for which the Nevada courts previously sanctioned Mr. Missud. *See* Defendant's RJN, Docket No. 61, Ex. 7, at 6 (Nevada District Court sanctioned Mr. Missud for "continuously and unrelentingly refus[ing] to comply with this Court's various Orders" and for his "continuous improper conduct"). In addition, California state courts have noted Mr. Missud's failure to comply with the rules and his refusal to provide cogent legal and factual bases for his arguments. *See id.* Ex. 12 at 2 (California Court of Appeal noted numerous "procedural inadequacies" in Plaintiff's submissions to the Court, and found on the merits that "Missud's briefs contain no comprehensible legal argument as to why the order he challenges should be reversed."). Judge Armstrong has also noted Plaintiff's unwillingness to comply with Court rules in this District. *See* Order, 07-2625-SBA, Docket No. 54 (noting that Missud "has submitted numerous papers to this Court which do not conform to the local rules governing the form and manner of papers," and ordering Plaintiff to comply with the Local Rules). Accordingly, Plaintiff's failure to provide factual support for his claims and failure to comply with Court rules weighs in favor of declaring him a vexatious litigant. *See Molski*, 500 F.3d at 1059 (upholding district court's conclusion "that the large number of complaints filed by Molski containing false or exaggerated allegations of injury

---

belief, formed after an inquiry reasonable under the circumstances:

(1) it is not being presented for any improper purpose, such as to harass, cause unnecessary delay, or needlessly increase the cost of litigation;

(2) the claims, defenses, and other legal contentions are warranted by existing law or by a nonfrivolous argument for extending, modifying, or reversing existing law or for establishing new law;

(3) the factual contentions have evidentiary support or, if specifically so identified, will likely have evidentiary support after a reasonable opportunity for further investigation or discovery; and

....

(c) Sanctions.

(1) In General. If, after notice and a reasonable opportunity to respond, the court determines that Rule 11(b) has been violated, the court may impose an appropriate sanction on any attorney, law firm, or party that violated the rule or is responsible for the violation.

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1 [and] were [therefore] vexatious").

2 Second, Mr. Missud appears to be motivated more by obtaining press for himself and
3 imposing expense on Horton than by any legitimate claim for relief. In addition to his own
4 representations to this Court in his filings, *see* Objection to R&R, Docket No. 55, at 2 ("Prior to
5 PACER registration this pleading was transmitted to over 500 syndicated media contacts in only
6 minutes."), Horton provides copies of Plaintiff's prior communications indicating an intent to harass
7 and increase expense for Horton. *See* Docket No. 59, Ex. A (fax from Mr. Missud to Horton counsel
8 Odou stating that his goal was to make things "horrendously expensive" for them and that he would
9 initiate as many class action lawsuits and investigations as possible, along with press notifications
10 designed to embarrass Defendant). Plaintiff does not dispute the authenticity of this communication,
11 nor its meaning. *See* Opposition, Docket No. 67, at 20 ("If these matters have become 'horrendously
12 expensive' for DHI, then so be it."). Defendant's Reply attaches additional communications from
13 Plaintiff to attorneys and large media lists, attempting to gain traction for his cases in the press. *See*
14 Reply, Docket No. 70, Exs. A-C. Plaintiff's apparent intent to harass Horton through litigation
15 regardless of how many times Horton prevails, *see* Opp. at 10 (stating that prior sanctions have not
16 deterred him), weighs in favor of designating him a vexatious litigant. *See* Rule 11(b)(1) (requiring
17 party to certify that filings with the Court are "not being presented for any improper purpose, such as
18 to harass, cause unnecessary delay, or needlessly increase the cost of litigation"); *Eng v. Marcus &*
19 *Millichap Co.*, No. C 10-05050 CRB, 2011 WL 2175207, at *2 (N.D. Cal. June 3, 2011)
20 (considering fact that plaintiff filed suit the same day he had been declared a vexatious litigant in
21 another court, and fact that plaintiff had sent threatening emails to defendants, as probative of his
22 "improper purpose of harassing Defendants" and justification for declaring him a vexatious litigant).

23 Third, Plaintiff continues to attempt to sue Horton in California despite multiple court rulings
24 that Horton is not subject to personal jurisdiction in California. Such conduct is harassing. *See*
25 *Zaldivar v. City of Los Angeles*, 780 F.2d 823, 832 (9th Cir.1986) ("Without question, successive
26 complaints based upon propositions of law previously rejected may constitute harassment under
27 Rule 11."); *McMahon v. Pier 39 Ltd. Partnership*, No. C03-00251 CRB, 2003 WL 22939233, at *6,
28 *8 (N.D. Cal. Dec. 5, 2003) (finding plaintiff had violated Rule 11 through harassing conduct and

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1 repeatedly filing claims based on the same basic issues, and using Rule 11 violations as support for
2 declaring plaintiff a vexatious litigant).
3 Fourth, Plaintiff's successive complaints have alleged similar misconduct against Horton and
4 other common defendants despite multiple court rulings against him. As noted above, all of Mr.
5 Missud's actions involving Horton appear to relate, at bottom, to his dealings with Horton and DHI
6 in 2003 and 2004 in conjunction with his purchase of a home in Nevada and his allegations that
7 Horton and its affiliates committed fraud and tortuous misconduct against him at that time. *See* 07-
8 2625 SBA, Docket No. 38, at 1-3 (summarizing three California state court claims – two of which
9 alleged emotional distress claims and one of which alleged fraud and intentional misrepresentation
10 claims – and 2007 federal claim before Judge Armstrong alleging similar claims against same
11 defendants). Judge Armstrong ruled that not only did California courts lack personal jurisdiction
12 over Horton and its affiliates, but also that Mr. Missud's claims were barred by the statute of
13 limitations. *Id.* at 4-7, 8-10.
14 Rather than abandon his claims, however, Mr. Missud has simply ratcheted up his litigious
15 conduct in the aftermath of Judge Armstrong's ruling, threatening her and other allegedly "corrupt"
16 judges with lawsuits based on their adverse rulings. *See* 07-2625 SBA, Docket No. 45 (filing post-
17 judgment letters accusing various judicial officers, including present Defendants Armstrong,
18 Benitez, and Coltrane, of corruption and threatening legal action against them); *id.* Docket No. 55
19 (post-judgment letter indicating his intent to file RICO claims against Horton for its apparent
20 conspiracy with judges). Plaintiff's subsequent federal suits against Horton and various judicial
21 defendants have continued the same allegations of conspiracy and corruption. *See* 10-235 SI,
22 Docket No. 1 (alleging racketeering, corruption, whistle-blower retaliation, and various
23 constitutional claims against Horton and affiliates, as well as present Defendants Coltrane, Eckhardt,
24 Armstrong, and Benitez, among others). Although Judge Illston dismissed the federal judicial
25 defendants with prejudice based on judicial immunity, *see id.* Docket No. 47, Mr. Missud
26 nonetheless re-names Judges Armstrong and Benitez in the instant case. Indeed, Mr. Missud
27 confirmed at oral argument that sanctions against him have not and will not deter him from
28 continuing this course of conduct. Accordingly, Mr. Missud has demonstrated intent to continue

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1 frivolously litigating against Defendant Horton and others in spite of judicial rulings against him.
2 Absent a pre-filing order, there is every indication from the record that Mr. Missud will continue to
3 harass Defendant Horton and its affiliates and employees.

4 Accordingly, the Court finds that Plaintiff's conduct against Horton has been both frivolous
5 and harassing.

6 4. Narrowly Tailored Order

7 As to the fourth factor, Defendant Horton requests an order requiring the following:

8 (1) Post Security of Costs in this action in the amount of $50,000, absent which the
9 complaint would be subject to dismissal with prejudice;

10 (2) Obtain pre-filing permission before filing any actions on his behalf or on behalf of his
11 spouse, Julie Missud, if those complaints name as parties Horton, DHI, their affiliates, their
12 employees, and their attorneys or other individuals associated with this action. Defendant requests
13 that Plaintiff be ordered to provide a copy of any proposed complaint along with a letter requesting
14 that the complaint be filed and copies of the Nevada State Court orders finding him in contempt and
15 sanctioning him, proof of satisfaction of the Judgments of Sanctions against him, and a copy of this
16 Court's order in this case;

17 (3) Post Security of Costs in any future action against the Parties in this matter, in an
18 amount to be determined by this Court; and

19 (4) Pay sanctions of at least $1,000 in an amount determined by this Court and report
20 said sanctions to the State Bar for any appropriate disciplinary review.

21 Defendant also suggests a possible order requiring Plaintiff to complete anger management
22 and ethics continuing education. Finally, Defendant proposes that any violation of the pre-filing
23 order would expose Plaintiff to a contempt hearing and injunctive relief consistent with the order,
24 and that any action filed in violation of the order be subject to dismissal.

25 Although Defendant's requests are reasonable, they are more extreme than the orders the
26 Ninth Circuit found to be appropriately tailored in *Molski*. In *Molski*, the district court imposed a
27 pre-filing order that covered only "actions under Title III of the ADA in the Central District of
28 California" and subjected such claims to a pre-filing review. *Molski*, 500 F.3d at 1061; *Cf. De Long*,

912 F.2d at 1148 (finding an order preventing the plaintiff from filing any suit in a particular district court overbroad). In the instant case, the Court finds that a narrow order requiring Plaintiff to obtain pre-filing review of any new action he files or causes to be filed against Defendant Horton or its affiliates/subsidiaries/employees in the Northern District of California is appropriate.

5. Attorney Sanctions

Finally, the Court notes that a pre-filing order is also an appropriate sanction for attorney misconduct. *See Molski*, 500 F.3d at 1062 (upholding a pre-filing order imposed against a law firm pursuant to the court's "inherent power to regulate abusive or bad-faith litigation"). Grounds for sanctioning attorneys are similar to the bases discussed above for the vexatious litigant standard, including findings that the attorney has "willful[ly] abuse[d] [] the judicial process," engaged in "bad faith conduct during litigation," "fil[ed] frivolous papers," or "violat[ed] [] ethics rules." *Id.* at 1063 (citations omitted). An attorney, like a potential vexatious litigant, must be given notice and an opportunity to be heard before imposing sanctions, and the sanctions must be tailored to the misconduct. *Id.* For the reasons stated above, Missud's conduct qualifies for the Court's discretionary imposition of sanctions, including a pre-filing order. Thus, the Court's power to sanction attorney misconduct offers another independent grounds for its order.

Accordingly, Defendant's motion to declare Plaintiff a vexatious litigant is **GRANTED**. Plaintiff is adjudged a vexatious litigant and ordered to obtain leave of Court before filing or causing to be filed any new action in this District against D.R. Horton or any of its affiliates (including DHI Mortgage), subsidiaries, and/or employees.

III. CONCLUSION

For the foregoing reasons, the Court orders as follows:

(1) Magistrate Judge Ryu's R&R is **ADOPTED** as modified herein. Plaintiff's claims against Defendant Horton are dismissed for lack of personal jurisdiction. Plaintiff's claims against the Judicial Defendants[10] are dismissed with prejudice on the grounds of judicial immunity,

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[10] Special Magistrate Curtis Coltrane of Beaufort County, South Carolina; Court Clerk Steven Grierson and Judge Elizabeth Gonzales of the Clark County Courts of Nevada; Discovery Commissioner Bonnie Bulla of Nevada's Eighth Judicial District Court; Chief Justice Nancy M. Saiita and Justices Michael L. Douglas, James W. Hardesty, Kristina Pickering, Mark Gibbons,

United States District Court
For the Northern District of California

1 the *Rooker-Feldman* doctrine, and failure to state a claim. Plaintiff's claims against the
2 Unserved Defendants[11] are dismissed for failure to effect proper service under Rule 4(m).
3 Judgment will be entered in favor of Defendants and against Plaintiff. The Clerk of the
4 Court is instructed to close the file.

5 (2) Plaintiff's Requests for Judicial Notice are **GRANTED** as to official court documents from
6 other proceedings, and **DENIED** as to all other documents he has submitted to this Court.

7 (3) Plaintiff's Requests for Subpoenas and U.S. Marshal Service are **DENIED**.

8 (4) Defendant Horton's motion to declare Plaintiff a vexatious litigant is **GRANTED**. The
9 Clerk of this Court may not file or accept any further complaints filed by or on behalf of Mr.
10 Missud (as a named Plaintiff) that name as defendants D.R. Horton or any of its affiliates
11 (including DHI Mortgage), subsidiaries, and/or employees. If Mr. Missud wishes to file a
12 complaint against any of these entities and/or individuals, he shall provide a copy of any
13 such complaint, a letter requesting that the complaint be filed, and a copy of this Order to the
14 Clerk of this Court. The Clerk shall then forward the complaint, letter, and copy of this
15 Order to the Duty Judge for a determination whether the complaint should be accepted for
16 filing. Any violation of this Order will expose Plaintiff to a contempt hearing and
17 appropriate sanctions, and any action filed in violation of this Order will be subject to
18 dismissal.

19 (5) Mr. Missud is forewarned that any future suit he files with the Court which does not comply
20 with the good faith requirements of Fed. R. Civ. P. 11 will be subject to sanctions including
21 monetary sanctions.

22 ///

23 ///

24 ---

25 Michael Cherry, and Ron Parraguirre of the Supreme Court of Nevada; San Francisco Superior Court Judges Charlotte Woolard and Loretta Giorgi; Judge Saundra Armstrong of the U.S. District
26 Court for the Northern District of California; Judge Roger Hunt of the U.S. District Court for the District of Nevada; Judge Roger Benitez of the U.S. District Court for the Southern District of
27 California; the Nevada Supreme Court; and the Eighth Judicial District Court of County of Clark.

28 [11] State of Nevada, Susan Eckhardt, David Sarnowski, the Nevada State Bar, and Constance Akridge.

(6) Mr. Missud is referred to the State Bar and the Standing Committee on Professional Conduct pursuant to Civ. L.R. 11-6(a)(3)-(4) for any appropriate disciplinary action.

This Order disposes of Docket Nos. 37, 53, 59, 65.

IT IS SO ORDERED.

Dated: March 22, 2012



EDWARD M. CHEN
United States District Judge

United States District Court
For the Northern District of California

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GIBSON DUNN

EXHIBIT L

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FOR THE NORTHERN DISTRICT OF CALIFORNIA
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PATRICK MISSUD, Plaintiff, v. SAN FRANCISCO SUPERIOR COURT, et al., Defendants. _______________________/	No. C 12-03117 WHA **ORDER DISMISSING ACTION WITH PREJUDICE AND DECLARING PLAINTIFF A VEXATIOUS LITIGANT**

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15 Plaintiff Patrick Missud, an attorney licensed in California (State Bar No. 219614) and
16 representing himself, has brought suit pursuant to 42 U.S.C. 1983 against several defendants,
17 including Judges Patrick Mahoney, Andrew Cheng, and Harold Kahn; Justices William
18 McGuiness, Martin Jenkins, and Stuart Pollak; the San Francisco Superior Court, the California
19 First District Court of Appeals, the Commission on Judicial Performance; and the State Bar of
20 California. Generally, Attorney Missud alleges that defendants in the judiciary are involved in a
21 conspiracy to silence non-wealthy litigants. The State Bar filed a motion to dismiss on Eleventh
22 Amendment grounds. The hearing on the motion to dismiss was vacated and Attorney Missud
23 was ordered to show cause why he should not be declared a vexatious litigant (Dkt. No. 59).
24 For the reasons stated below, all claims are **DISMISSED WITH PREJUDICE** on grounds of
25 judicial immunity and the Eleventh Amendment. Moreover, this order declares Attorney Missud
26 a **VEXATIOUS LITIGANT** and requires pre-filing review for future complaints filed by Attorney
27 Missud against judicial entities, including judges and courts.
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1 **1. DISMISSAL OF THIS ACTION.**

2 Defendant State Bar of California has moved to dismiss claims against it on grounds of
3 Eleventh Amendment immunity (Dkt. No. 18). On August 21, this Court issued an order to
4 show cause why all claims against all defendants should not be dismissed on grounds of judicial
5 immunity and the Eleventh Amendment (Dkt. No. 47). Attorney Missud has filed multiple
6 responses, none of which is persuasive.

7 Absolute immunity from civil liability is generally accorded to state and federal judges
8 functioning in their official capacities. *Olsen v. Idaho State Bd. of Med.*, 363 F.3d 916, 923 (9th
9 Cir. 2004). Judicial immunity can be stripped if the judge acts in the clear absence of all
10 jurisdiction. *Sadoski v. Mosley*, 435 F.3d 1076, 1079 (9th Cir. 2006). While Attorney Missud
11 asserts that the judicial defendants acted without authority, he fails to explain sufficiently how
12 they have done so. Instead, Attorney Missud makes vague and conclusive complaints of
13 wrongdoing: (1) the First District Court of Appeal will "rubber stamp" any decision by the San
14 Francisco Superior Court, (2) that judges have ignored facts and made up law to favor "deep
15 pockets," and (3) particular judges have wrongfully "compelled" arbitration.

16 In this current action, like in his previous lawsuits, Attorney Missud recounts decisions
17 against him and people of low income and then concludes, ipso facto, that the judges ruling in
18 those cases are corrupt. *See, e.g.*, *Missud v. San Francisco Sup. Ct.*, Civ. 11-1856, Dkt. No. 54
19 at *2 (N.D. Cal. Feb. 13, 2012) (Hamilton, J.) ("[T]he details of plaintiff's allegations are
20 elusive; the complaint is loaded with vague, conclusory, and hyperbolic statements, as well as
21 what appear to be nonsensical and far-flung facts. The court also notes that some of the
22 allegations are quite reckless given plaintiff's status as an officer of the very court he is suing.").
23 Although a pro se plaintiff would ordinarily be given some degree of leniency in his pleadings,
24 Attorney Missud is an attorney who is currently under investigation by the State Bar for filing
25 similar frivilous lawsuits. *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal.
26 Mar. 22, 2012) (Chen, J.) (listing other similar actions filed by Attorney Missud). Therefore,
27 this order dismisses with prejudice claims against the judicial defendants.

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United States District Court
For the Northern District of California

In the absence of a waiver by the state or a valid congressional override,"[t]he Eleventh Amendment bars suits which seek either damages or injunctive relief against a state, an 'arm of the state,' its instrumentalities, or its agencies." *Franceschi v. Schwartz*, 57 F.3d 828, 831 (9th Cir. 1995). The California State Bar, San Francisco Superior Court, California First District Court of Appeals, and the Commission on Judicial Performance (a state agency created by Article VI, Section 8 of the California Constitution to investigate complaints of judicial misconduct) are arms of California and therefore entitled to Eleventh Amendment immunity. *See Greater Los Angeles Council on Deafness, Inc. v. Zolin*, 812 F.2d 1103, 1110 (9th Cir. 1987) (Superior Court of California was an arm of the state); *Lupert v. California State Bar*, 761 F.2d 1325, 1327 (9th Cir. 1985) (suit against State Bar committees barred by Eleventh Amendment).

For the reasons stated above, all claims in this action are **DISMISSED WITH PREJUDICE**. Because Attorney Missud's proposed complaint is frivolous and without merit, his application to proceed in forma pauperis is **DENIED**.

2. VEXATIOUS LITIGANT.

A pre-filing review order is appropriate if (1) the plaintiff is given adequate notice and an opportunity to oppose the order; (2) the Court compiles an adequate record for review; (3) the Court makes substantive findings as to the frivolous or harassing nature of the litigant's actions; and (4) the order is narrowly tailored "to closely fit the specific vice encountered." *Molski v. Evergreen Dynasty Corp.*, 500 F.3d 1047, 1057 (9th Cir. 2007) (internal citations omitted).

Attorney Missud is a frequent litigant and has been already declared a vexatious litigant in this district before (but only as to a particular defendant, D.R. Horton, Inc., who is not a party in this action). *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar. 22, 2012) (Chen, J.). As discussed, Attorney Missud has filed multiple prior lawsuits against judicial defendants, including judges, courts, and other judicial entities. All of these prior actions were dismissed as frivolous. *See, e.g.*, *Patrick Missud v. San Francisco Sup. Ct.*, Civ. 11-1856 (N.D. Cal. Feb. 13, 2012) (Hamilton, J.); *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar. 22, 2012) (Chen, J.); *Patrick Missud v. D.R. Horton Inc., et al.*, Civ. 10-0235 (N.D. Cal. April 2, 2010) (Illston, J.).

1 Attorney Missud's multiple filings in federal and state courts arise from his purchase of a
2 home in Nevada in 2003. *See Patrice Missud v. D.R. Horton, et al.*, Civ. 07-2625 (N.D. Cal.
3 Oct. 30, 2007) (Armstrong, J.). Soon after his purchase, disputes arose over payments to the
4 homebuilder, D.R. Horton, Inc. Between 2005 and 2006, Attorney Missud filed three separate
5 actions against D.R. Horton and its affiliates in the San Francisco Superior Court alleging
6 emotional distress, fraud, and breach of contract. *Missud v. Horton, et al.*, No. 05-444247 (filed
7 Aug. 22, 2005), *Missud v. Horton, et al.*, No. 05-447499 (filed Dec. 9, 2005), *Missud et al. v.*
8 *Horton, et al.*, No. 06-457207 (filed Oct. 23, 2006). All three actions were dismissed for lack of
9 personal jurisdiction. Attorney Missud then began filing complaints in this district against the
10 same defendants alleging similar claims. The first filing was in 2007 before Judge Saundra
11 Armstrong. That action was dismissed for lack of personal jurisdiction, forum non conveniens,
12 and statute of limitations. *See Patrice Missud v. D.R. Horton, et al.*, Civ. 07-2625 at Dkt. No. 38
13 (N.D. Cal. Oct. 30, 2007) (Armstrong, J.).

14 Subsequently, Attorney Missud filed four more complaints in this district alleging,
15 among other things, that state and federal judges who previously ruled against him were
16 conspiring against him and the American public in general. In 2010, Attorney Missud filed a
17 complaint alleging that Judge Armstrong wrongfully silenced Attorney Missud by dismissing his
18 case in 2007, and that Magistrate Judge Curtis Coltrane, District Judge Roger Benitez, District
19 Judge Berry Edenfield, and District Judge Martin Reidinger were somehow conspiring with D.R.
20 Horton to silence people of low income. That complaint was dismissed by Judge Susan Illston
21 on grounds of judicial immunity. *Patrick Missud v. D.R. Horton Inc., et al.*, Civ. 10-0235 (N.D.
22 Cal. April 2, 2010) (Illston, J.). In April 2011, Attorney Missud filed a complaint alleging that
23 the San Francisco Superior Court and Superior Court Judge Charlotte Woolard were engaged in
24 a illegal conspiracy to force litigants into mediation or arbitration against their will. That
25 complaint was dismissed by Judge Phyllis Hamilton for failure to state a plausible claim and
26 judicial immunity. *Patrick Missud v. San Francisco Sup. Ct.*, Civ. 11-1856 at Dkt. No. 54 (N.D.
27 Cal. Feb. 13, 2012) (Hamilton, J.). In July 2011, Attorney Missud filed a complaint alleging that
28 several state and federal judges (renaming many of the same judges dismissed in prior actions)

1 and courts were corrupt and biased against people with low income. That complaint was
2 dismissed by Judge Edward Chen for failure to state a plausible claim and judicial immunity.
3 Judge Chen also declared Attorney Missud a vexatious litigant with respect to D.R. Horton, Inc.
4 and any of its affiliates. *Patrick Missud v. State of Nevada, et al.*, Civ. 11-3567 (N.D. Cal. Mar.
5 22, 2012) (Chen, J.). In June of this year, Attorney Missud filed this instant action against
6 several judicial defendants. As discussed, it too is frivolous and makes only reckless allegations
7 of judicial corruption.

8 Based on Attorney Missud's prior complaints, which have all failed to state plausible
9 claims against judicial defendants, this order finds that Attorney Missud's conduct against
10 judicial defendants has been both frivolous and harassing. As discussed, Attorney Missud was
11 given notice and an opportunity to oppose being declared a vexatious litigant (Dkt. No. 59).
12 After reviewing Attorney Missud's many filings in response, this order finds that none of his
13 explanations alter the frivolous and harassing nature of his conduct. Indeed, Attorney Missud's
14 responses have been nothing more than repetition of vague, conclusory, and sometimes
15 nonsensical allegations of judicial corruption implausible to support a claim.

16 Therefore, Attorney Missud is declared to be a **VEXATIOUS LITIGANT** as to all judicial
17 entities, including judges and courts. The Clerk of this Court may not file or accept any further
18 complaints filed by or on behalf of Attorney Missud (as a named plaintiff) that name judicial
19 entities as defendants. If Attorney Missud wishes to file a complaint against these entities and/or
20 individuals, he shall provide a copy of any such complaint, a letter requesting that the complaint
21 be filed, and a copy of this order to the Clerk of this Court. The Clerk shall then forward the
22 complaint, letter, and copy of this order to the undersigned for pre-filing review. If the Court
23 ascertains that the complaint or notice of appeal is duplicative or frivolous, it will not be filed
24 and will be returned to Attorney Missud. Otherwise, it will be given to the Clerk with
25 instructions to file it, subject to payment of fees.

26 Any violation of this order will expose Attorney Missud to a contempt hearing and
27 appropriate sanctions, and any action filed in violation of this order will be subject to dismissal.
28 Attorney Missud is forewarned that any future suit he files with the Court which does not

United States District Court
For the Northern District of California

United States District Court
For the Northern District of California

1 comply with the good faith requirements of FRCP 11 will be subject to sanctions including
2 monetary sanctions.
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4 **IT IS SO ORDERED.**
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6 Dated: September 24, 2012.



WILLIAM ALSUP
7 UNITED STATES DISTRICT JUDGE
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GIBSON DUNN

EXHIBIT M

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PATRICK A. MISSUD,

Plaintiff,

v.

NATIONAL RIFLE ASSOCIATION, *et al.*,

Defendants.

No. C 13-80263 WHA

ORDER DISMISSING ACTION, EXPANDING PRE-FILING REVIEW, AND IMPOSING MONETARY SANCTIONS

Plaintiff Patrick Missud was declared a vexatious litigant in 2012 and is currently subject to pre-filing review of any complaints filed against judicial entities. *Missud v. San Francisco Superior Court*, No. 12-3117-WHA, 2012 U.S. Dist. LEXIS 137351, at *9-10 (N.D. Cal. Sept. 24, 2012). In July 2013, he was placed on involuntary inactive status with the State Bar of California. The State Bar decision states that Missud "has total disdain for the legal profession and the judicial process." *In the Matter of Patrick Alexandre Missud*, No. 12-O-10026-LMA (Cal. St. B. July 1, 2013). Attorney Missud was charged with seven counts of professional misconduct, including failing to obey court orders. The State Bar found, by clear and convincing evidence (after a five day hearing), that Missud was culpable of the alleged misconduct. Attorney Missud was then recommended to be "disbarred from the practice of law – the only solution for public protection." In October 2013, Missud's membership in the bar of this Court was suspended pursuant to this district's reciprocal discipline procedures. *In The Matter of Patrick Alexandre Missud - # 219614*, No. 13-80182-WHA, Dkt. No. 3 (N.D. Cal. Oct. 2, 2013).

United States District Court
For the Northern District of California

Attorney Missud has filed no less than twelve actions in this district. He has a history of placing bizarre comments on the docket. For example:

> Letter from Patrick Missud, dated 05/18/13 (Attachments: # 1 Exhibit POS of Documents which SCOTUS will ignore to Dismiss Citizens-United Fortune-500 D.R. Horton Inc. from Writ 12-9412 which Proves to Criminal Standards that Nevada's $upreme Court is Corporate-Bought. # 2 Exhibit The 9th Circuit Just Today Ignored all Evidence of Lower Court Citizens-United, Fortune-500 D.R. Horton's purchase of 18 USC 201 Corrupt Judges from Nevada to California; and County to Circuit Court's, # 3 Exhibit I have Dozens of Transcripts catching Dopey-Corrupt Judges in Lies. This is the First- and they each get Progressively Worse!! By this Thursday, the United States Supreme Court will out itself as a Corporate Tool to Destroy the Constitution, Bill of Rights, Democracy, and 314 Million Real Non-Corporate People)(Missud, Patrick) (Filed on 5/21/2013) Modified on 5/22/2013 (jlm, COURT STAFF). (Entered: 05/21/2013)

Missud, et al. v. D.R. Horton Inc., et al., No. 4:07-cv-02625-SBA, Dkt. No. 78 (N.D. Cal. May 21, 2013). This too was filed:

> First MOTION for Reconsideration re 70 Clerk's Judgment, 69 Order on Motion to Dismiss, Order on Motion to Strike MAKING SURE THAT JUDGE $PERO $PEND$ AT LEAST A DECADE IN THE PEN filed by Patrick Alexandre Missud. (Attachments: # 1 Exhibit The court registered a ".pl" file in$tead of "pdf" to conceal it$ own order. Thi$ i$n't the first time the court ha$ $o brazenly tried to conceal evidence and order$ from the public. I've had to time and again go to the court to get copie$ of what they want $upre$$ed., # 2 Exhibit Here'$ the corrupted ".pl" file which has all ort of weird formatting problems. That'$ the likely reason it can't be downloaded as a "pdf." The judicial fraud throughout the 9th Di$trict and Circuit Court$ i$ epic. Ju$t $ee civil ca$e$ C:11-1856, 11-3567, 12-161, 12-3117, 12-5468,...... related appeal$,....and related U.S. Supreme COurt Writ$ 12-7817, 8191, 9412, 9413, 9981, 10006, ,.......)(Missud, Patrick) (Filed on 6/28/2013) (Entered: 06/28/2013)

Missud v. Oakland Coliseum Joint Venture, et al., No. 3:12-cv-02967-JCS, Dkt. No. 72 (N.D. Cal. June 28, 2013).

In *Missud v. San Francisco Superior Court*, No. 3:12-cv-03117-WHA, Dkt. No. 123 (N.D. Cal. April 1, 2013), this docket entry, along with nearly one-hundred similar entries, was filed after the action was officially closed in September 2012:

> Request for Judicial Notice THAT I WILL RAILROAD THE BAR RATHER THAN IT RAILROAD ME filed byPatrick A. Missud. (Attachments: # 1 Exhibit The Trial that the $$Bar$$ will rig to Disbar Missud, # 2 Exhibit The Bar'$ Trumped-Up Charge$ to Railroad the Trial, # 3 Exhibit Federal Judge Chen'$ Complaint to the Bar and Instruction$ to Railroad the Hearing, # 4 Exhibit All ort of Court$, Judge$, and Corporation$ Wanting Missud to be Disbarred, # 5 Exhibit Bar Court

1 Judge Armendariz i$ Trying Really Hard to Railroad the Trial) (Missud, Patrick) (Filed on 4/1/2013) (Entered: 04/01/2013)
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The July 22 order found that Missud had abused his ECF access privileges and those privileges were revoked (Dkt. No. 175).

More recently, Missud subpoenaed San Francisco Police Chief Greg Suhr, Judge Joann Remke, and the undersigned judge to appear before the Supreme Court (Dkt. No. 179). Those subpoenas were quashed due to the bizzare and incoherent nature of the requests.

The instant miscellaneous action arises from a putative class action complaint filed by Attorney Missud. The complaint can only be described as incoherent. It, moreover, is essentially the same complaint previously dismissed as frivolous in another action. *Missud v. National Rifle Association Inc., et al.*, No. 3:13-mc-80213-WHA, Dkt. No. 3 (N.D. Cal. Oct. 15, 2013). The only difference worth noting is that former defendant U.S. Supreme Court has been replaced with defendant Intermedia Outdoor Holdings Inc. This complaint is a deliberate attempt to circumvent the 2012 pre-filing review order. The 2012 order was entered after Attorney Missud filed multiple lawsuits against judicial defendants alleging, among other things, that state and federal judges who previously ruled against him were conspiring against him and the American public. The complaints all failed to state plausible claims against the judicial defendants and were both frivolous and harassing.

Attorney Missud was given notice and an opportunity to oppose being declared a vexatious litigant (Dkt. No. 59). His many responses were nothing more than a repetition of vague and conclusory allegations of judicial corruption implausible to support a claim. Missud was thereafter declared a vexatious litigant as to all judicial entities, including judges and courts. His complaints against judicial entities were ordered subject to pre-filing review.

Missud has once against filed a complaint that lacks any plausible merit. The complaint is DISMISSED. Judgment will be entered accordingly.

This order also finds that Attorney Missud is using this district's docket as part of a personal campaign to harass anyone with whom he has a difference of opinion. The 2012 vexatious litigant order is therefore expanded as follows: all of Missud's filings in this district will be subject to PRE-FILING REVIEW. The Clerk of this Court may not file or accept any

United States District Court
For the Northern District of California

United States District Court
For the Northern District of California

1 further complaints filed by or on behalf of Attorney Missud (as a named plaintiff). If Attorney
2 Missud wishes to file a complaint, he shall provide a copy of any such complaint, a letter
3 requesting that the complaint be filed, and a copy of this order to the Clerk of this Court. The
4 Clerk shall then forward the complaint, letter, and copy of this order to the undersigned for
5 pre-filing review. If the Court ascertains that the complaint or notice of appeal is duplicative or
6 frivolous, it will not be filed and will be returned to Missud. Otherwise, it will be given to the
7 Clerk with instructions to file it, subject to payment of fees.

8 The 2012 order warned Attorney Missud that any future suits he files with the Court
9 which do not comply with the good faith requirements of FRCP 11 will be subject to sanctions,
10 including monetary sanctions. Nevertheless, Missud has once against filed a frivolous
11 complaint, in violation of FRCP 11 and the 2012 order. This order concludes that monetary
12 sanctions are now warranted. Missud is hereby **FINED $100** for violation of FRCP 11 and the
13 2012 order. Attorney Missud is forewarned that further violations of this order, the 2012 order,
14 or FRCP 11 will result in increased monetary sanctions.

15 Attorney Missud's motion for IFP status is **DENIED AS MOOT**. The undersigned judge
16 notes that Missud has indicated on his IFP application that he has received "$1,000+/- per
17 month" for "[t]ransactional work for consulting services," accepted stock dividends of "$200+/-
18 per month," and has "$70,000 in retirement accounts" (Dkt. No. 2).

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20 **IT IS SO ORDERED.**

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22 Dated: December 2, 2013.



WILLIAM ALSUP
UNITED STATES DISTRICT JUDGE

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United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

PATRICK A. MISSUD,

Plaintiff,

v.

NATIONAL RIFLE ASSOCIATION, *et al.*,

Defendants.
_______________________________/

No. C 13-80263 WHA

JUDGMENT

For the reasons stated in the accompanying order dismissing this action, FINAL JUDGMENT IS HEREBY ENTERED in favor of defendants. The Clerk SHALL CLOSE THE FILE.

IT IS SO ORDERED.

Dated: December 2, 2013.



WILLIAM ALSUP
UNITED STATES DISTRICT JUDGE